UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

República Oriental del Uruguay — 0000102385
Exact name of registrant as specified in charter — Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2004) — 333-7128
Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 29th day of April 2005.

By: [signature]
Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

Publicada D.O. 23 feb/001 - Nº 25714

Ley Nº 17.296

APRUEBASE EL PRESUPUESTO NACIONAL PARA EL ACTUAL PERIODO DE GOBIERNO

El Senado y la Cámara de Representantes de la República Oriental del Uruguay, reunidos en Asamblea General,

DECRETAN:

SECCION I

DISPOSICIONES GENERALES

Artículo 1º.- El Presupuesto Nacional para el actual período de Gobierno se regirá por las disposiciones contenidas en la presente ley y los siguientes anexos, que forman parte integrante de ésta: Tomo I "Resúmenes", Tomo II "Recursos", Tomo III "Gastos de Funcionamiento", Tomo IV "Inversiones", Tomo V (partes I, II y III) "Estructura de Cargos y Contratos de Función Pública" y Tomo VI 1 "Programa Estratégico de Gestión y Planes Anuales de Gestión por Inciso y Unidad Ejecutora".

Artículo 2º.- La presente ley regirá a partir del 1º de enero de 2001, excepto en aquellas disposiciones para las cuales, en forma expresa, se establezca otra fecha de vigencia.

Artículo 3º.- Las estructuras de cargos y contratos de función se consideran al 1º de mayo de 2000 y a valores del 1º de enero de 2000. Autorízase a la Contaduría General de la Nación a efectuar las modificaciones consecuentes, de acuerdo con normas anteriores a la fecha de vigencia de la presente ley, así como las que resulten pertinentes por su incidencia en ésta.

Artículo 4º.- Los créditos establecidos para gastos de funcionamiento, inversiones, subsidios y subvenciones están cuantificados a valores del 1º de enero de 2000 y se ajustarán en la forma dispuesta por los artículos 6º y 7º de la Ley Nº 15.809, de 8 de abril de 1986, modificado por el artículo 1º de la Ley Nº 16.903, de 31 de diciembre de 1997, y por los artículos 68, 69, 70 y 82 de la Ley Nº 15.809, de 8 de abril de 1986, y sus modificativos.

Los planillados anexos comprenden el costo del Presupuesto Nacional del período 2000-2004, incluidas las partidas que se asignan por los artículos de la presente ley, sin perjuicio de lo dispuesto por el artículo 596 de la presente ley.

(*) Texto corregido por Decreto 170/001

Artículo 5º.- El Poder Ejecutivo, previo informe de la Oficina de Planeamiento y Presupuesto y de la Contaduría General de la Nación, podrá efectuar las correcciones de los errores u omisiones numéricas o formales que se comprueben en el Presupuesto Nacional, dando cuenta a la Asamblea General.

SECCION II

FUNCIONARIOS

CAPITULO I

NORMAS GENERALES

Artículo 6º.- Sustitúyese el artículo 582 de la Ley Nº 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 582.- No podrá existir más de un funcionario docente de la Administración Nacional de Educación Pública (ANEP) prestando, en comisión, tareas de asistencia directa a cada legislador.

Asimismo no podrán exceder de dos, los funcionarios docentes de ANEP que se encuentren en comisión, prestando tareas de asistencia directa a cada Ministro de Estado.

Previo a cursar la correspondiente solicitud, el Poder Legislativo o los jerarcas de los respectivos Ministerios controlarán que se verifique dicho requerimiento".

Artículo 7º.- El Poder Ejecutivo remitirá a la Asamblea General a efectos de su aprobación los proyectos de estructura, organización o reestructura de los Incisos 02 a 15 del Presupuesto Nacional. Pasados cuarenta y cinco días sin pronunciamiento expreso, los mismos se considerarán aprobados.

Artículo 8º.- Modifícase el artículo 30 de la Ley Nº 16.736, de 5 de enero de 1996, en el sentido de establecer que donde dice: "inciso primero del artículo 14" debe decir "inciso segundo del artículo 20".

Artículo 9º.- Interprétase que el término vacantes, en el artículo 42 de la Ley Nº 16.095, de 26 de octubre de 1989, en la redacción dada por la Ley Nº 17.216, de 24 de setiembre de 1999, y que resultan de la aplicación de lo dispuesto en el artículo 11 de la Ley Nº 16.462, de 11 de enero de 1994, refiere al monto del crédito presupuestario correspondiente a las mismas y no a la cantidad de cargos y funciones contratadas.

Suprimida una vacante, el 4% (cuatro por ciento) del crédito se transferirá a un único objeto del gasto, con destino exclusivo a rehabilitar cargos o funciones contratadas a ser provistos con personas discapacitadas.

Facúltase al jerarca del Inciso, a propiciar ante el Poder Ejecutivo -previo informe favorable de la Oficina Nacional del Servicio Civil y de la Contaduría General de la Nación-, la rehabilitación de los cargos o funciones contratadas a que refiere el inciso anterior, adecuados a los requerimientos de las unidades ejecutoras de su Inciso, y la transposición de los respectivos créditos existentes en el objeto del gasto a nivel de programa y unidad ejecutora.

La presente norma regirá para las vacantes generadas a partir del 1º de enero de 2000.

Lo dispuesto será de aplicación, en lo pertinente, a los Entes Autónomos, Servicios Descentralizados, Gobiernos Departamentales y personas públicas no estatales.

Artículo 10.- Inclúyense en el inciso quinto del artículo 11 de la Ley Nº 16.462, de 11 de enero de 1994, los siguientes numerales:

"12) Cuando en una unidad ejecutora quede vacante un cargo o contrato de función pública y que sea el único en ese escalafón y serie.

13) Los cargos y funciones contratadas del Ministerio de Deporte y Juventud hasta el 31 de diciembre de 2001".

Artículo 11.- Declárase de particular confianza el cargo de Prosecretario de la Comisión Administrativa del Poder Legislativo instituido por Resolución de la Cámara de Senadores de 12 de julio de 2000.

Artículo 12.- Los funcionarios públicos designados para ocupar cargos políticos o de particular confianza, quedarán suspendidos en el ejercicio de los cargos presupuestados o funciones contratadas respectivos, con excepción de los docentes.

Dentro de la reserva del cargo, el funcionario mantendrá todos los derechos funcionales, especialmente el de la carrera administrativa y las retribuciones que por cualquier concepto venía percibiendo hasta la toma de posesión del cargo a que hace mención el párrafo precedente, cualquiera sea su naturaleza, financiadas con recursos de Rentas Generales o de afectación especial, con los ajustes salariales dispuestos por el Poder Ejecutivo.

En los casos de este artículo no regirá la prohibición establecida por el artículo 32 de la Ley N° 11.923, de 23 de marzo de 1953.

CAPITULO II

RETRIBUCIONES Y COMPLEMENTOS

Artículo 13.- Autorízase al Poder Ejecutivo a disponer aumentos diferenciales a funcionarios docentes, militares, policiales y de Salud Pública, en oportunidad de los incrementos generales de las remuneraciones de los funcionarios de la Administración Central al amparo del artículo 6° de la Ley N° 15.809, de 8 de abril de 1986, y del artículo 1° de la Ley N° 16.903, de 31 de diciembre de 1997.

Dichos aumentos diferenciales podrán superar entre el 10% (diez por ciento) y el 50% (cincuenta por ciento) a los aumentos generales dispuestos por el Poder Ejecutivo.

Para los Organismos del artículo 220 de la Constitución de la República el incremento se adecuará a lo establecido en el artículo 7° de la Ley N° 15.809, de 8 de abril de 1986, excluidos los incrementos diferenciales a que refieren los Incisos anteriores sin perjuicio de lo que establece el artículo 625 de la presente ley.

(*) Texto corregido por Decreto 170/001

Artículo 14.- Autorízase al Poder Ejecutivo a reestructurar las remuneraciones de los cargos de particular confianza establecidos en el artículo 9° de la Ley N° 15.809, de 8 de abril de 1986 y modificativos, tomando en consideración la remuneración existente para los cargos de alta prioridad de acuerdo al régimen dispuesto por el artículo 7° de la Ley N° 16.320, de 1° de noviembre de 1992.

La diferencia salarial resultante constituye una compensación a la persona que no será tomada en cuenta a ningún otro efecto.

Artículo 15.- Derógase el artículo 9° de la Ley N° 16.462, de 11 de enero de 1994.

Los funcionarios que, a la fecha de vigencia de la presente ley, se encuentren desempeñando efectivamente las funciones de mayor jerarquía referidas en este artículo, continuarán percibiendo esa compensación mientras presten dichas funciones. A tales efectos, se determinará el monto que a la fecha de la presente ley están percibiendo, el que solamente recibirá los aumentos salariales que se aprueben para los funcionarios públicos.

Los asesores con funciones de mayor jerarquía del titular de una unidad ejecutora, con o sin funciones ejecutivas adicionales, declarados tales por la autoridad competente, que a la fecha de ésta gozaban de la compensación dispuesta por el artículo 9° de la Ley N° 16.462, de 11 de enero de 1994, conservarán dicho beneficio en carácter de compensación personal, aunque por causa de reformulación de las estructuras organizativas realizadas en aplicación de lo dispuesto en la Ley N° 16.736, de 5 de enero de 1996, algunas de las ex unidades ejecutoras, hayan pasado a ser áreas o dependencias de otras unidades ejecutoras.

Artículo 16.- Establécese con carácter general que las retribuciones por todo concepto de los integrantes de los órganos directivos de las personas públicas no estatales no podrán superar, en ningún caso, la de un Subsecretario de Estado.

CAPITULO III

MEJORA DE LOS SISTEMAS DE PERSONAL

Artículo 17.- Facúltase al Poder Ejecutivo para disponer, previo informe de la Contaduría General de la Nación y de la Oficina Nacional del Servicio Civil, las modificaciones necesarias conducentes a racionalizar las denominaciones de cargos o contratos de función pública y las de sus respectivas series, tendiendo a establecer una denominación o nomenclatura uniforme en las estructuras de las unidades ejecutoras de los Incisos 02 al 15 del Presupuesto Nacional y siempre que ello no ocasione lesión de derechos funcionales.

CAPITULO IV

REDISTRIBUCIONES Y ADECUACIONES

Artículo 18.- En todos los casos de redistribución de funcionarios, al amparo de lo dispuesto en los artículos 92 de la Ley N° 13.640, de 26 de diciembre de 1967, y 307 de la Ley N° 13.737, de 9 de enero de 1969, y en la Ley N° 16.127, de 7 de agosto de 1990, a efectos de la adecuación presupuestal correspondiente, el sueldo y todas las demás compensaciones de carácter permanente efectivamente percibidas integran el total de retribuciones percibidas en el organismo de origen, con excepción de las compensaciones por prestación de funciones específicas, o de tareas distintas a las inherentes a su cargo o función en el organismo al que pertenecen y de los beneficios sociales.

En ningún caso el total de retribuciones del funcionario que surja de la adecuación presupuestal podrá ser inferior al que venía percibiendo antes de la misma. La diferencia de remuneración con la del organismo de destino se mantendrá como compensación personal la cual será absorbida por futuros ascensos o regularizaciones.

Cuando la retribución se integre con conceptos de monto variable se tomará el promedio mensual de lo percibido en los últimos doce meses previos a la incorporación.

Las retribuciones en especie se tomarán por su equivalente monetario.

La Oficina de Planeamiento y Presupuesto y la Contaduría General de la Nación en lo pertinente en forma conjunta con la Oficina Nacional del Servicio Civil determinan los conceptos que integran el total de las retribuciones del funcionario redistribuido.

Artículo 19.- Los funcionarios excedentarios de la ex División Agroindustrial de la Administración Nacional de Combustibles, Alcohol y Portland (ANCAP), podrán ser redistribuidos en toda la Administración Pública, sin excepciones, de acuerdo con el régimen previsto en los artículos 15 y siguientes de la Ley N° 16.127, de 7 de agosto de 1990.

Dichos funcionarios no podrán negarse a ser redistribuidos a dependencias ubicadas en el departamento de Salto. En caso de no aceptar en forma expresa la redistribución dentro del plazo de ciento ochenta días de ser notificada, se entenderá que se configuró la renuncia tácita.

El cese de los referidos funcionarios con derecho a jubilación, con un mínimo de sesenta años de edad, será obligatorio y dará derecho a una indemnización, a cargo de ANCAP, equivalente a la diferencia mensual entre sus haberes y el haber jubilatorio hasta cumplir los sesenta y cinco años de edad.

Quienes tengan entre cincuenta y cinco y cincuenta y nueve años de edad y su redistribución no sea posible, permanecerán en situación de "a la orden", en las mismas condiciones que se encuentren a la fecha de vigencia de la presente ley. Estos funcionarios podrán desempeñar sus tareas en otras dependencias de la Administración Pública del departamento de Salto, sin que se requiera su conformidad, previa autorización del Directorio de ANCAP.

Quienes no tengan causal jubilatoria podrán acogerse a un retiro incentivado equivalente a veinticuatro sueldos mensuales.

SECCION III

ORDENAMIENTO FINANCIERO

CAPITULO I

NORMAS GENERALES

Artículo 20.- Los jerarcas de las unidades ejecutoras de los Incisos 02 a 15 del Presupuesto Nacional, serán responsables de proporcionar a la Contaduría General de la Nación información acerca de la totalidad de los cargos y contratos de función pública de sus respectivas oficinas, cualquiera sea su naturaleza, los conceptos retributivos de los mismos, así como los que perciben sus titulares, por todo objeto del gasto y fuente de financiamiento.

La Contaduría General de la Nación establecerá la fecha a partir de la cual deberán comunicarse los datos complementarios a los ya existentes, la periodicidad de su actualización, así como la forma y medio para remitirlos.

El incumplimiento por parte de las Unidades Ejecutoras, habilitará a no dar curso a ninguna liquidación de retribuciones personales que no responda al sistema de información elaborado a esos efectos.

Los órganos y organismos incluidos en el artículo 220 de la Constitución de la República quedarán comprendidos en lo dispuesto precedentemente. La Contaduría General de la Nación, en acuerdo con cada uno de los mismos, determinará el nivel de agregación de los datos que deberán ser remitidos.

Artículo 21.- Sustitúyese el artículo 38 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 38.- La Contaduría General de la Nación ordenará la numeración de los diferentes códigos ya existentes, y realizará la apertura de los que sean necesarios para la implementación y ejecución del Sistema Integrado de Información Financiera.

Las clasificaciones presupuestarias deberán posibilitar el control de la eficiencia con que se manejan los recursos públicos".

Artículo 22.- Los órganos y organismos comprendidos en el artículo 451 de la Ley N° 15.903, de 10 de noviembre de 1987, se regirán por los principios de transparencia e información de la ejecución financiera, debiendo informar a la opinión pública sobre su gestión financiera, con una periodicidad no superior a los tres meses y en los plazos, forma y condiciones que establezca la reglamentación que dicte el Poder Ejecutivo.

De dicha información se remitirá copia a la Asamblea General, al Tribunal de Cuentas y al Ministerio de Economía y Finanzas. En caso de incumplimiento, se dará cuenta a la Asamblea General.

Artículo 23.- Agrégase al artículo 541 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 9° de la Ley N° 17.213, de 24 de setiembre de 1999, artículo 83 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF), el siguiente inciso:

"La omisión de registro en alguna o todas las etapas del gasto, será considerada falta grave".

Artículo 24.- Incorpórase al artículo 567 de la Ley N° 15.903, de 10 de noviembre de 1987 (artículo 114 del TOCAF), el siguiente inciso:

"Las rendiciones de cuentas y valores establecida en el inciso anterior deberán presentarse en un plazo de sesenta días contados a partir del último día del mes en que se recibieron los fondos o valores, cualquiera sea la fuente de financiación.

La reglamentación podrá establecer otros plazos de presentación para casos determinados y debidamente fundados".

Artículo 25.- Agrégase al artículo 573 de la Ley N° 15.903, de 10 de noviembre de 1987, artículo 120 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF), el siguiente numeral:

"7) A los funcionarios que tengan a su cargo la contabilidad en alguna o todas las etapas del gasto".

Artículo 26.- Las observaciones que formulen los funcionarios de la Contaduría General de la Nación por incumplimiento de las normas vigentes de administración financiera, cuando no sean subsanadas por el ordenador correspondiente, serán comunicadas al Ministerio de Economía y Finanzas.

Dicho Ministerio en un plazo de diez días, podrá mantener las observaciones elevando los antecedentes al Poder Ejecutivo quien en definitiva, en acuerdo con el Ministerio respectivo y el de Economía y Finanzas, resolverá si mantiene las observaciones efectuadas por la Contaduría General de la Nación o autoriza la ejecución del gasto o pago.

Artículo 27.- Agrégase al artículo 482 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por los artículos 653 de la Ley N° 16.170, de 28 de diciembre de 1990, 738 de la Ley N° 16.736, de 5 de enero de 1996, y 6° de la Ley N° 17.088, de 30 de abril de 1999, artículo 33 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF), el siguiente literal:

"R) Las compras que realice la Presidencia de la República para el Sistema Nacional de Emergencias a efectos de atender situaciones de emergencia, crisis y desastres excepcionales, dando cuenta a la Asamblea General".

Artículo 28.- Derógase el artículo 47 del Decreto-Ley N° 14.189, de 30 de abril de 1974.

Artículo 29.- Sustitúyese el artículo 400 de la Ley N° 15.982, de 18 de octubre de 1988 (Código General del Proceso), por el siguiente:

"ARTICULO 400.- Ejecutoriada una sentencia contra el Estado, el acreedor pedirá su cumplimiento, por el procedimiento correspondiente (artículo 378 del Código General del Proceso), con intimación por el plazo de diez días. Cumplido el mismo, si la sentencia condenare al pago de una cantidad líquida y exigible, y no se hubiera controvertido la liquidación por el Estado, se comunicará al Ministerio de Economía y Finanzas, el cual en un plazo de treinta días corridos a partir de su notificación, ordenará al Banco de la República Oriental del Uruguay (BROU), que se acredite a la orden del órgano jurisdiccional interviniente la suma correspondiente, previa intervención del Tribunal de Cuentas, quien se expedirá dentro de los quince días de haber recibido el expediente respectivo. Vencido dicho plazo sin que se hubiera pronunciado, el gasto se tendrá por intervenido.

Confirmada por el BROU la disponibilidad de la suma, se librará orden de pago a favor del acreedor.

Sin perjuicio de lo dispuesto, dictada la sentencia de condena al Estado a pagar cantidad líquida y exigible, los abogados patrocinantes de la Administración deberán comunicar por escrito tal hecho a su jerarca inmediato, quien a su vez tomará los recaudos necesarios a efectos de comunicar dicho extremo al

Ministerio de Economía y Finanzas, a través de la Tesorería General de la Nación. El incumplimiento de lo anteriormente dispuesto será considerado falta grave".

Artículo 30.- Suprímese el numeral 1° del artículo 464 de la Ley N° 15.903, de 10 de noviembre de 1987, artículo 15 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF).

Artículo 31.- Para el cumplimiento de sentencias judiciales, laudos arbitrales o situaciones derivadas del artículo 24 de la Constitución de la República, la erogación resultante se atenderá con cargo a los créditos de los órganos u organismos a los cuales la condena les ha atribuido responsabilidad.

Si el órgano responsable fuera una unidad ejecutora y los créditos no fueran suficientes, el jerarca respectivo determinará los créditos de otras unidades ejecutoras con los que se atenderá el pago.

Queda exceptuado de esta norma el Ministerio de Educación y Cultura, en caso de expropiaciones dispuestas por la Comisión del Patrimonio Cultural de la Nación y el Ministerio del Interior, así como también todos los organismos por hechos cuyas causales fueran originadas con anterioridad al 31 de diciembre de 1989.

Artículo 32.- En todas las licitaciones públicas y abreviadas, invitaciones o llamados que realicen los órganos y organismos integrantes del Presupuesto Nacional, percibirán de los interesados en contratar el importe de los pliegos de bases y condiciones particulares, de acuerdo con lo que establezca la reglamentación que se dicte con la conformidad de la Oficina de Planeamiento y Presupuesto.

Artículo 33.- Las transposiciones de créditos asignados a gastos de funcionamiento en los órganos y organismos del Presupuesto Nacional, regirán hasta el 31 de diciembre de cada ejercicio.

Sólo se podrán trasponer créditos no estimativos y con las siguientes limitaciones:

1) Los correspondientes al grupo 0 "Servicios Personales" no se podrán trasponer ni recibir trasposiciones de otros grupos, salvo disposición expresa.

2) Dentro del grupo 0 "Servicios Personales", podrán trasponerse entre sí, siempre que no pertenezcan a los objetos de los subgrupos 01, 02 y 03 y se trasponga hasta el límite del crédito disponible no comprometido.

3) No se podrán trasponer créditos de objetos destinados exclusivamente a misiones diplomáticas permanentes y misiones oficiales (grupo 2 "Servicios no Personales"), salvo entre sí mismos.

4) Los objetos de los grupos: 5 "Transferencias", 6 "Intereses y otros gastos de la deuda", 8 "Aplicaciones Financieras" y 9 "Gastos Figurativos" no podrán ser traspuestos.

5) El grupo 7 "Gastos no clasificados" no podrá recibir trasposiciones, excepto los objetos de los subgrupos 7.4 "Otras Partidas a Reaplicar" y 7.5 "Abatimiento del crédito".

6) Los créditos destinados para suministros de organismos o dependencias del Estado, personas jurídicas de derecho público no estatal y otras entidades que presten servicios públicos nacionales, empresas estatales y paraestatales, podrán trasponerse entre sí.

7) Las partidas de carácter estimativo no podrán reforzar otras partidas ni recibir trasposiciones.

Las trasposiciones se realizarán como se determina a continuación:

A) Dentro de un mismo programa y entre sus respectivas unidades ejecutoras, con autorización del jerarca del Inciso.

B) Entre diferentes programas de un mismo Inciso, con autorización del Ministerio de Economía y Finanzas, previo informe favorable de la Contaduría General de la Nación y justificación fundada del jerarca del Inciso.

Las solicitudes de trasposición entre programas deberán presentarse ante el Ministerio de Economía y Finanzas antes del 1° de noviembre del ejercicio y contar con resolución favorable del Ministerio de Economía y Finanzas antes del 1° de diciembre de ese ejercicio.

Lo dispuesto en este artículo no será aplicable al Poder Judicial, Universidad de la República u otros Organismos comprendidos en el artículo 220 de la Constitución de la República que tuvieren regímenes especiales.

Deróganse los artículos 107 y 108 de la llamada Ley Especial N° 7, de 23 de diciembre de 1983.

Artículo 34.- Incorpórase al artículo 440 de la Ley N° 15.903, de 10 de noviembre de 1987, el siguiente inciso:

"El crédito habilitado por el inciso precedente se efectuará con cargo a la partida autorizada por el inciso tercero del artículo 29 del Decreto-Ley N° 14.754, de 5 de enero de 1978, y por el artículo 56 de la Ley N° 16.736, de 5 de enero de 1996".

Artículo 35.- Los órganos y organismos del Presupuesto Nacional solicitarán autorización a la Tesorería General de la Nación para la apertura de cuentas corrientes en el sistema bancario estatal.

La Tesorería General de la Nación deberá pronunciarse respecto a la apertura de las mismas en un plazo de cinco días hábiles a partir de su solicitud.

En caso de denegatoria, la misma deberá ser fundada en razones de buena administración de las disponibilidades de los recursos y fuentes de financiamiento del Presupuesto Nacional.

Las instituciones financieras no realizarán la apertura de las referidas cuentas corrientes bancarias, sin la autorización establecida anteriormente. Realizada la apertura, se comunicará a la Tesorería General de la Nación.

Las instituciones financieras procederán a cerrar todas aquellas cuentas corrientes del sistema bancario estatal que no hayan tenido movimientos en doce meses, previo pronunciamiento de la Tesorería General de la Nación, transfiriendo los saldos al Tesoro Nacional.

CAPITULO II

FONDOS DE LIBRE DISPONIBILIDAD

Artículo 36.- Los ingresos que perciban los órganos y organismos comprendidos en el Presupuesto Nacional por todo concepto, se depositarán en cuentas del Tesoro Nacional, en el sistema bancario estatal, individualizando el concepto del recurso respectivo, dentro del plazo de veinticuatro horas hábiles.

La Tesorería General de la Nación habilitará cuentas corrientes con la finalidad de registrar los movimientos y determinar los saldos de los fondos respectivos de los órganos y organismos integrantes del Presupuesto Nacional, que por normas legales o reglamentarias perciban ingresos.

Las instituciones financieras comunicarán mensualmente a la Tesorería General de la Nación los movimientos y saldos de las cuentas del Tesoro Nacional.

Artículo 37.- Al cierre de cada ejercicio financiero el 80% (ochenta por ciento) de los saldos no comprometidos en las referidas cuentas corrientes de las unidades ejecutoras de los Incisos 02, 03 y 05 al 15 del Presupuesto Nacional, pasará a constituir recursos de Rentas Generales. A tales efectos, se entiende como saldos no comprometidos del ejercicio, a los recursos percibidos en el mismo, y que no se hayan aplicado a la cancelación de las obligaciones derivadas de la ejecución del presupuesto de gastos devengadas en dicho período. Esta disposición no será de aplicación a los saldos no comprometidos que financien planes de inversión, previa autorización de la Oficina de Planeamiento y Presupuesto.

Se exceptúa de esta norma el Fondo Nacional de Vivienda y el Fondo de Deporte y Juventud y los saldos constituidos por contribuciones que perciben el Servicio de Retiros y Pensiones de las Fuerzas Armadas y el Servicio de Tutela Social de las Fuerzas Armadas.

Facúltase al Poder Ejecutivo a determinar el porcentaje que, del total de los recursos que perciben los servicios mencionados, corresponde a las contribuciones exceptuadas por el inciso anterior, las que quedarán asimismo excluidas de lo dispuesto por el artículo 771 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 38.- Anualmente el Poder Ejecutivo procederá a adecuar los créditos provenientes de las contribuciones que perciben el Servicio de Retiros y Pensiones de las Fuerzas Armadas, el Servicio de Tutela Social de las Fuerzas Armadas, la Dirección Nacional de Sanidad Policial y la Dirección Nacional de Asistencia Social Policial, a efectos de ajustarlos al nivel de recaudación de los servicios.

En la misma oportunidad, el Poder Ejecutivo determinará el porcentaje de los créditos correspondientes a contribuciones que quedan incluidos en el inciso anterior, y el concepto del gasto al que se destinarán.

Artículo 39.- Establécese que constituye Fondos de Terceros la contribución mensual que aporta preceptivamente cada beneficiario a la Dirección Nacional de Sanidad de las Fuerzas Armadas, instituida por el Decreto-Ley N° 15.675, de 16 de noviembre de 1984.

A partir de la entrada en vigencia de la presente norma, se abatirá en un 84% (ochenta y cuatro por ciento) el crédito de funcionamiento e inversiones con cargo a rentas con afectación especial. El Poder Ejecutivo podrá variar anualmente el porcentaje de abatimiento en la medida que se modifique la relación existente entre los fondos de terceros y el total de recursos con afectación especial.

Artículo 40.- Establécese que el Fondo Especial de Tutela Social, instituido por el Decreto-Ley N° 15.569, de 1° de junio de 1984, constituye Fondos de Terceros, no considerándose Recursos de Afectación Especial.

Artículo 41.- Determínase que los Fondos que administra la Dirección Nacional de Asistencia Social Policial denominados "Fondos de Tutela Social Policial" y "Fondos de Vivienda" instituidos por el artículo 87 de la Ley N° 13.640 de 26 de diciembre de 1967 y Decreto 507/987 de 8 de setiembre de 1987, respectivamente, constituyen Fondos de Terceros.

Artículo 42.- Las administraciones de los fondos de terceros referidos en los artículos anteriores presentarán anualmente a su Ministerio correspondiente un informe de auditoría.

Artículo 43.- Los gastos que se atienden con los fondos de libre disponibilidad se financiarán con cargo a los créditos presupuestales aprobados, siempre y cuando exista disponibilidad en las respectivas cuentas corrientes.

El Poder Ejecutivo podrá, al amparo de lo dispuesto en el artículo 29 del Decreto-Ley N° 14.754, de 5 de enero de 1978, en la redacción dada por el artículo 56 de la Ley N° 16.736, de 5 de enero de 1996 y el artículo 50 de la presente ley, reforzar los créditos presupuestales de gastos de funcionamiento e inversión y retribuciones personales que se atienden con cargo a estos fondos, si correspondiere. Previamente, se acreditará su necesidad y conveniencia, teniendo en cuenta la disponibilidad del Tesoro Nacional y de acuerdo con lo que disponga la reglamentación.

(*) Texto corregido por Decreto 170/001

Cuando por razones de política de administración de recursos disminuya la recaudación, y en consecuencia, no se pueda atender los gastos con cargo a estos fondos, el Poder Ejecutivo podrá autorizar su pago con cargo a Rentas Generales.

Artículo 44.- La Tesorería General de la Nación realizará los pagos de las obligaciones contraídas con cargo a dichos fondos, en forma irrevocable, dentro de los cinco días hábiles desde que la obligación esté en condiciones de ser pagada.

Artículo 45.- Derógase el artículo 48 del Decreto-Ley N° 14.416, de 28 de agosto de 1975, sustituido por el artículo 46 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 71 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 46.- Derógase el artículo 63 de la Ley N° 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 24 de la Ley N° 17.213, de 24 de setiembre de 1999, así como todas las normas que se opongan al presente régimen.

CAPITULO III

INVERSIONES

Artículo 47.- Derógase el artículo 86 de la Ley N° 15.809, de 8 de abril de 1986 (artículo 11 del Texto Ordenado de Inversiones (TOI).

Artículo 48.- Sustitúyese el artículo 78 de la Ley N° 15.809, de 8 de abril de 1986, por el siguiente:

"ARTICULO 78.- Se considera inversión pública a los efectos presupuestales, la aplicación de recursos en todo tipo de bienes y de actividades que incremente el patrimonio físico, y extraordinariamente el patrimonio humano de los organismos que integran el Presupuesto Nacional, con el fin de ampliar, mejorar, modernizar, reponer o reconstruir la capacidad productora de bienes o prestadora de servicios. Incluye asimismo los pagos sin contraprestación cuyo objeto es que los perceptores adquieran activos de capital. Esta definición comprende los gastos de estudios previos de los proyectos a ser ejecutados".

Artículo 49.- Derógase el artículo 611 de la Ley N° 16.170, de 28 de diciembre de 1990.

Artículo 50.- Derógase el artículo 59 de la Ley N° 16.170, de 28 de diciembre de 1990.

Artículo 51.- Sustitúyese el inciso tercero del artículo 29 del Decreto-Ley N° 14.754, de 5 de enero de 1978, en la redacción dada por el artículo 52 de la Ley N° 16.170, de 28 de diciembre de 1990, y por el artículo 56 de la Ley N° 16.736, de 5 de enero de 1996, por los siguientes:

"El 25% (veinticinco por ciento) de esta partida podrá ser destinado a reforzar créditos asignados a proyectos de inversión.

Los refuerzos y habilitaciones que se autorizan por esta disposición, se efectuarán siempre con acuerdo del Ministerio de Economía y Finanzas, previo informe de la Contaduría General de la Nación y de la Oficina de Planeamiento y Presupuesto, en lo relativo a proyectos de inversión".

Artículo 52.- Sustitúyese el artículo 95 de la Ley N° 15.809, de 8 de abril de 1986, por el siguiente:

"ARTICULO 95.- Los Incisos que cuenten con proyectos de inversión financiados con endeudamiento externo, deberán registrar las imputaciones correspondientes a los montos ejecutados, de acuerdo a lo establecido en el artículo 546 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 14 de la Ley Nº 17.213, de 24 de setiembre de 1999 (artículo 88 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF)".

Artículo 53.- Derógase el artículo 87 de la Ley Nº 15.809, de 8 de abril de 1986.

Artículo 54.- Sustitúyese el artículo 94 de la Ley Nº 15.809, de 8 de abril de 1986, por el siguiente:

"ARTICULO 94.- Cuando el Ministerio de Transporte y Obras Públicas ejecute proyectos de otros Incisos, ya sea por administración o por contrato, deberá proporcionar la información que conjuntamente determinen la Contaduría General de la Nación y la Oficina de Planeamiento y Presupuesto".

Artículo 55.- El Poder Ejecutivo remitirá anualmente a la Asamblea General en ocasión de presentar la Rendición de Cuentas correspondiente, información detallada acerca de los montos y el número de contrataciones personales y consultorías imputadas al Rubro Inversiones, discriminadas por Programas y por Incisos, realizadas con cargo a toda fuente de financiamiento.

SECCION IV

INCISOS DE LA ADMINISTRACION CENTRAL

INCISO 02

PRESIDENCIA DE LA REPUBLICA

Artículo 56.- Los funcionarios del Programa 001 "Determinación y Aplicación de la Política de Gobierno", Unidad Ejecutora 001 "Presidencia de la República y Oficinas Dependientes" del Inciso 02 "Presidencia de la República", que pasen a prestar funciones en comisión al amparo de lo dispuesto en el artículo 32 de la Ley Nº 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 40 de la Ley Nº 16.320, de 1º de noviembre de 1992, dejarán de percibir la compensación prevista por el artículo 80 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 57.- Asígnase a la Unidad Ejecutora 001 "Presidencia de la República y Oficinas Dependientes" del Programa 001 "Determinación y Aplicación de la Política de Gobierno", del Inciso 02 "Presidencia de la República", una partida anual de $ 1:162.000 (pesos uruguayos un millón ciento sesenta y dos mil), para atender gastos de funcionamiento de la Secretaría Nacional de Drogas.

La Presidencia de la República comunicará a la Contaduría General de la Nación la desagregación de la referida partida en grupos y objetos del gasto.

Artículo 58.- Créase en el Programa 001 "Determinación y Aplicación de la Política de Gobierno", Unidad Ejecutora 001 "Presidencia de la República y Oficinas Dependientes" el cargo de Secretario General de la Secretaría Nacional de Drogas, el que se declara de particular confianza y queda comprendido en el literal D) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986.

Artículo 59.- Los funcionarios del Programa 002 "Planificación del Desarrollo y Asesoramiento Presupuestal para el Sector Público" del Inciso 02 "Presidencia de la República", que pasen a prestar funciones en comisión de asistencia directa a los Ministros de Estado, al amparo de lo dispuesto por el artículo 32 de la Ley Nº 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 40 de la Ley Nº 16.320, de 1º de noviembre de 1992, dejarán de percibir la compensación prevista por el artículo 97 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 60.- Suprímese del artículo 6º de la Ley Nº 16.320, de 1º de noviembre de 1992, la referencia al cargo de Subdirector de la Oficina Nacional del Servicio Civil.

Artículo 61.- Todos los organismos del Estado -Poder Ejecutivo, Poder Judicial, Poder Legislativo, Tribunal de lo Contencioso Administrativo, Tribunal de Cuentas, Corte Electoral, Entes Autónomos, Servicios Descentralizados y Gobiernos Departamentales- están obligados a remitir a la Oficina Nacional del Servicio Civil, con destino al Registro creado por el literal D) del artículo 4° de la Ley N° 15.757, de 15 de julio de 1985, la información que ésta solicite a los efectos registrales.

Dicha información deberá ser proporcionada en un plazo máximo de treinta días contados a partir de la fecha de recepción de la solicitud.

Facúltase a la Oficina Nacional del Servicio Civil a publicar en el Diario Oficial la nómina de los organismos que no cumplan con lo dispuesto precedentemente.

Artículo 62.- La Oficina Nacional del Servicio Civil proyectará el "Modelo Legajo Personal Electrónico", el que una vez aprobado por el Poder Ejecutivo, deberá ser adoptado por la Administración Central, Poder Judicial, Corte Electoral, Tribunal de Cuentas, Tribunal de lo Contencioso Administrativo, Entes Autónomos y Servicios Descentralizados, con excepción de los comprendidos en el Capítulo II de la Sección XI de la Constitución de la República. Asimismo, el Poder Legislativo adoptará el referido modelo.

El modelo proyectado deberá tener en cuenta los desarrollos electrónicos ya realizados en la materia y puestos en funcionamiento por algunos de los órganos u organismos involucrados, procurando su compatibilización con los mismos.

Artículo 63.- El personal eventual requerido para las funciones de apoyo a los proyectos de funcionamiento "Encuesta de Gastos e Ingresos de los Hogares" y "Primera etapa del VIII Censo General, IV de Hogares y VI de Viviendas" que llevará a cabo el Instituto Nacional de Estadística será designado de acuerdo a lo establecido por el artículo 127 de la Ley N° 15.809, de 8 de abril de 1986. Quienes sean llamados a desempeñar dichas funciones no adquirirán la calidad de funcionarios públicos.

La citada unidad ejecutora, al amparo del mencionado artículo, podrá además contratar personal eventual para ejecutar las tareas de relevamiento y procesamiento de las distintas encuestas que realiza. Quienes desempeñen las funciones de encuestador percibirán sus retribuciones por encuesta, a cuyos efectos el Poder Ejecutivo fijará los valores de cada una de ellas, en función de la complejidad del respectivo formulario, el grado de dificultad previsto para la concreción de cada entrevista y la duración de la misma.

Artículo 64.- Encárgase al Instituto Nacional de Estadística el relevamiento y procesamiento del Indice de Precios al por Mayor de Productos Nacionales, que actualmente elabora el Banco Central del Uruguay.

Artículo 65.- Toda iniciativa en materia de regulaciones y restricciones administrativas que afecten la competencia entre particulares o la competitividad, así como en materia de tasas, a ser percibidas por las unidades ejecutoras de la Administración Central por concepto de trámites, servicios o similares, requerirá informe previo de la Oficina de Planeamiento y Presupuesto.

La Oficina de Planeamiento y Presupuesto actuará de conformidad con los criterios establecidos en los artículos 699 a 702 de la Ley N° 16.736, de 5 de enero de 1996.

Exceptúase de lo dispuesto en los inciso precedentes, toda iniciativa en materia de regulaciones y restricciones administrativas que afecten la competencia entre particulares o la competitividad, que fuere evaluada por la Unidad Reguladora de Servicios de Comunicaciones (URSEC) o por la Unidad Reguladora de la Energía Eléctrica (UREE).

Artículo 66.- Créase en el Inciso 02 "Presidencia de la República" y en el ámbito del Programa 002, Oficina de Planeamiento y Presupuesto, el Programa de Inversión Social (PRIS), que tendrá como cometido la coordinación de proyectos referidos a políticas sociales y que sean financiados por organismos multilaterales.

La oficina tendrá un Director contratado en el marco de lo establecido en el artículo 7° de la Ley N° 16.320, de 1° de noviembre de 1992.

Anualmente, el PRIS dará cuenta a la Asamblea General acerca del proceso de ejecución de los proyectos mencionados.

Artículo 67.- La suscripción de Convenios de Participación entre el Organismo Ejecutor del Programa de Integración de Asentamientos Irregulares (PIAI) y las Intendencias Municipales, requerirán la autorización previa de la Junta Departamental respectiva otorgada por mayoría absoluta de votos del total de sus integrantes.

La autorización otorgada por la Junta Departamental, habilitará a la Intendencia Municipal respectiva a aprobar todo proyecto de fraccionamiento de predios y regularización de asentamientos, presentado en el marco del Programa de Integración de Asentamientos Irregulares y elaborado conforme a los requisitos del mismo.

Artículo 68.- Los proyectos a incluir en los Convenios de Participación, serán presentados ante la Intendencia Municipal, la que dispondrá de un plazo de 30 días hábiles para efectuar el control del cumplimiento de los requisitos exigidos por el PIAI para el fraccionamiento de los predios y los permisos de construcción, emitir las aprobaciones y habilitaciones correspondientes o formular observaciones.

Si existiesen observaciones, una vez levantadas las mismas, la Intendencia Municipal dispondrá de un plazo no superior a 30 días hábiles, para aprobar el proyecto de fraccionamiento y de regularización del asentamiento. Si el Ejecutivo comunal en el plazo indicado no se hubiera pronunciado, el proyecto presentado se tendrá por aprobado.

Artículo 69.- El Poder Ejecutivo previa asignación legal correspondiente, propondrá al Poder Legislativo la tabla de sueldos de los funcionarios del Inciso 02 "Presidencia de la República" la que no estará comprendida en lo establecido en el artículo 26 de la Ley N° 16.170, de 28 de diciembre de 1990, y sus modificativas y en el artículo 105 de la llamada Ley Especial N° 7, de 23 de diciembre de 1983. Las precitadas remuneraciones se ajustarán en la misma oportunidad y porcentaje que los sueldos de los demás funcionarios de la Administración Central.

Hasta que entre en vigencia la precitada tabla de sueldos los mismos continuarán rigiéndose por la tabla de sueldos establecida en el artículo 26 de la Ley N° 16.170, de 28 de diciembre de 1990, sus modificativas y demás normas aplicables a los funcionarios de la Administración Central.

UNIDAD REGULADORA DE SERVICIOS DE COMUNICACIONES

Artículo 70.- Créase como órgano desconcentrado del Poder Ejecutivo, sin perjuicio de su facultad de avocación, la Unidad Reguladora de Servicios de Comunicaciones (URSEC).

Artículo 71.- Quedan comprendidas en las disposiciones de la presente ley, las siguientes actividades:

a) Las referidas a telecomunicaciones entendidas como toda transmisión o recepción de signos, señales, escritos, imágenes, sonidos o informaciones de cualquier naturaleza, por hilo, radioelectricidad, medios ópticos u otros sistemas electromagnéticos; y

b) Las referidas a la admisión, procesamiento, transporte y distribución de correspondencia realizada por operadores postales.

Artículo 72.- Las actividades comprendidas en el artículo anterior, se cumplirán de conformidad con los siguientes objetivos:

a. la extensión y universalización del acceso a los servicios que ellas implican;

b. el fomento del nivel óptimo de inversión, para la prestación de los servicios en las condiciones que fije la regulación sectorial;

c. la adecuada protección de los derechos de los usuarios y consumidores;

d. la promoción de la libre competencia en la prestación, sin perjuicio de los monopolios y exclusividades legalmente dispuestos;

e. la prestación igualitaria, con regularidad, continuidad y calidad de los servicios;

f. la libre elección por los usuarios entre los diversos prestadores, en base a información clara y veraz; y

g. la aplicación de tarifas que reflejan los costos económicos, en cuanto correspondiere.

Artículo 73.- Compete a esta Unidad la regulación y el control de las actividades referidas a las Telecomunicaciones, entendidas como toda transmisión o recepción de signos, señales, escritos, imágenes, sonidos o informaciones de cualquier naturaleza, por hilo radioelectricidad, medios ópticos y otros sistemas electromagnéticos y, asimismo, las referidas a la admisión, procesamiento, transporte y distribución de correspondencia realizada por operadores postales.

Artículo 74.- La URSEC funcionará operativamente en el ámbito de la Comisión de Planeamiento y Presupuesto -literal O de las Disposiciones Transitorias y Especiales de la Constitución- y actuará con autonomía técnica.

Podrá comunicarse directamente con los Entes Autónomos, Servicios Descentralizados y demás órganos del Estado.

Artículo 75.- La URSEC estará dirigida por una Comisión integrada por tres miembros designados por el Presidente de la República actuando en Consejo de Ministros, entre personas que, por sus antecedentes personales, profesionales y conocimiento en la materia, aseguren independencia de criterio, eficiencia, objetividad e imparcialidad en su desempeño.

Durarán seis años en el ejercicio de sus cargos, pudiendo ser designados nuevamente, por igual período.

El presidente de la URSEC tendrá a su cargo la representación del órgano.

Artículo 76.- Los integrantes de la Comisión podrán ser destituidos por el Presidente de la República actuando en Consejo de Ministros en los casos de ineptitud, omisión o delito en el ejercicio del cargo o de la comisión de Actos que afecten su buen nombre o el prestigio del Organo.

Artículo 77.- Los integrantes de la Comisión no podrán desempeñar actividades profesionales o de representación en el ámbito público o privado vinculadas a la competencia del órgano, con excepción de la actividad docente.

Cuando al momento de su designación ocuparan otros cargos públicos, quedarán suspendidos en los mismos a partir de su aceptación y por todo el tiempo que actúen como integrantes de la Comisión, de acuerdo a lo establecido en el artículo 1° del Decreto-Ley N° 14.622, de 24 de diciembre de 1976, con las modificaciones introducidas por el artículo 43 de la Ley N° 16.170, de 28 de diciembre de 1990.

Estarán comprendidos en la obligación establecida en el artículo 10 y concordantes de la Ley N° 17.060, de 23 de diciembre de 1998.

Artículo 78.- No podrán tener vinculación profesional -ya directa o indirecta- con Directores, síndicos o personal gerencial de primera línea de operadores alcanzados por la competencia del órgano.

Artículo 79.- Los integrantes de la Comisión no podrán ser candidatos a ningún cargo electivo hasta transcurrido un período de gobierno desde su cese.

Artículo 80.- La Comisión tendrá la calidad de ordenador secundario de gastos y pagos.

Artículo 81.- La URSEC ajustará su actuación a los principios generales y reglas de procedimiento administrativo vigentes para la Administración Central.

Artículo 82.- Sus actos administrativos podrán ser recurridos de conformidad con lo que disponen los artículos 317 y concordantes de la Constitución y artículo 4 y concordantes de la Ley Nº 15.869, de 22 de junio de 1987.

Artículo 83.- La Comisión de la URSEC podrá delegar atribuciones en sus subordinados por unanimidad de sus miembros, pudiendo avocar por mayoría simple los asuntos que fueran objeto de delegación.

Artículo 84.- El personal de la URSEC se integrará con:

a. La totalidad de los funcionarios de la Dirección Nacional de Comunicaciones, con excepción de aquellos que el Poder Ejecutivo estime necesario asignarlos a otras áreas.

b. Con personal de ANTEL y de la Administración Nacional de Correos, que dichos Organismos y la Unidad Reguladora acuerden. En su defecto, resolverá el Poder Ejecutivo.

c. El personal de otras reparticiones públicas que resulte redistribuido.

d. El personal técnico que el Poder Ejecutivo contrate en atención al requerimiento de la Unidad Reguladora, previo concurso sobre las bases que establezca la misma, la que tendrá a su cargo la selección correspondiente. En dichas bases podrán establecerse preferencias a favor de los funcionarios provenientes de las administraciones cuyos cometidos son atribuidos a ella por la presente ley.

Artículo 85.- El funcionamiento de la URSEC se ajustará a lo que disponga el reglamento que ella dicte, el cual contendrá como mínimo el régimen de convocatoria, deliberación, votación y adopción de resoluciones.

Artículo 86.- En materia de servicios de telecomunicaciones, la URSEC tendrá los siguientes cometidos y poderes jurídicos:

a. asesorar al Poder Ejecutivo en materia de formulación instrumentación y aplicación de la política de comunicaciones;

b. velar por el cumplimiento de las normas sectoriales específicas;

c. administrar, defender y controlar el espectro radioeléctrico nacional;

d. otorgar:

    1. Autorizaciones precarias para el uso de frecuencias del espectro radioeléctrico nacional, así como para la instalación y operación de estaciones radioeléctricas excepto emisoras de radiodifusión.

    2. Sin perjuicio de lo anterior, cuando previa autorización genérica del Poder Ejecutivo y conforme al reglamento que dictará el mismo, se asigne el uso de frecuencias por la modalidad de subasta u otro procedimiento competitivo, podrá establecer en el llamado a interesados cuál será el plazo de

la autorización y sus garantías de funcionamiento y sobre dichas bases autorizará el uso de las frecuencias.

3. Los servicios autorizados en el literal d) 1. estarán sometidos al contralor del autorizante, en todos los aspectos de su instalación y funcionamiento.

e. controlar la instalación y funcionamiento, así como la calidad, regularidad y alcance de todos los servicios de telecomunicaciones, sean prestados por operadores públicos o privados;

f. formular normas para el control técnico y manejo adecuado de las telecomunicaciones, así como controlar su implementación;

g. fijar reglas y patrones industriales que aseguren la compatibilidad, interconexión e interoperabilidad de las redes, incluida la red pública, así como el correcto y seguro funcionamiento de los equipos que se conecten a ellas, controlando su aplicación;

h. presentar al Poder Ejecutivo para su aprobación, un proyecto de reglamento y un pliego único de bases y condiciones para la selección de las entidades autorizadas al uso de frecuencias radioeléctricas conforme lo establecido en el numeral 3 del literal d) del presente artículo;

i. ejercer la supervisión técnica y operativa de las emisiones de radiodifusión y de televisión cualesquiera fuere su modalidad;

j. mantener relaciones internacionales con los Organismos de comunicaciones en cuanto a sus funciones específicas y proponer al Poder Ejecutivo la realización o asistencia a reuniones a dichos Organismos, así como los delegados;

k. hacer cumplir la presente ley, sus reglamentaciones, disposiciones emanadas de ella misma, y actos jurídicos habilitantes de la prestación de servicios comprendidos dentro de su competencia;

l. asesorar al Poder Ejecutivo respecto a los requisitos que deberán cumplir quienes realicen actividades comprendidas dentro de su competencia;

m. dictaminar preceptivamente en los procedimientos de concesión y autorización para prestar servicios comprendidos dentro de su competencia, los que deberán basarse en los principios generales de publicidad, igualdad y concurrencia;

n. preparar y presentar al Poder Ejecutivo para su aprobación, un pliego único de bases y condiciones para el dictado de los actos jurídicos habilitantes de la prestación de servicios comprendidos dentro de su competencia, al que deberán ajustarse los pliegos particulares que la Administración competente confeccione en cada caso;

ñ. emitir normas generales e instrucciones particulares que aseguren el funcionamiento de los servicios comprendidos en su competencia con arreglo a lo establecido por las políticas sectoriales y los objetivos enunciados en el artículo 73 de la presente ley;

o. dictar normas técnicas con relación a dicho servicios;

p. controlar el cumplimiento por parte de los operadores públicos y privados, prestadores de servicios comprendidos dentro de su competencia, de las normas jurídicas y técnicas aplicables, pudiendo requerirles todo tipo de información;

q. recibir, instruir y resolver las denuncias y reclamos de los usuarios y consumidores respecto a los servicios comprendidos dentro de su competencia que no hayan sido atendidos por los prestadores;

r. proteger los derechos de usuarios y consumidores, pudiendo ejercer las atribuciones conferidas a las autoridades administrativas por la Ley N° 17.250, de 11 de agosto de 2000;

s. en aplicación de los criterios legalmente establecidos, determinar técnicamente las tarifas y precios sujetos a regulación de los servicios comprendidos dentro de su competencia, elevándolos al Poder Ejecutivo para su consideración y aprobación. La tarifa de interconexión deberá establecerse de común acuerdo entre las partes, y si no existe acuerdo lo resolverá la Unidad Reguladora.

t. aplicar las sanciones previstas en los literales a) a d) del artículo 85 -en este último caso, cuando se trate de una sanción exclusiva- y dictaminar preceptivamente ante el Poder Ejecutivo para la adopción de las restantes;

u. promover la solución arbitral de las diferencias que se susciten entre agentes del mercado;

v. convocar a audiencia pública cuando lo estime necesario, previa notificación a todas las partes interesadas, en los casos de procedimientos iniciados de oficio o a instancia de parte, relacionados con incumplimientos de los marcos regulatorios respectivos;

w. asesorar preceptivamente al Poder Ejecutivo en materia de convenios internacionales u otros aspectos comprendidos en su competencia o conexos con ella; y

x. cumplir toda otra tarea que le sea cometida por la ley o por el Poder Ejecutivo.

Artículo 87.- Se incorpora al patrimonio de la URSEC, los bienes inmuebles, muebles y demás derechos afectados a la actual Dirección Nacional de Comunicaciones. La URSEC tomará a su cargo todas las deudas y obligaciones contraídas por dicho Organismo, así como sus servicios, recibiendo los fondos o recursos afectados a los mismos.

Artículo 88.- Hasta tanto no se sancione el primer presupuesto de la URSEC, se faculta a la Contaduría General de la Nación a transferirle los créditos presupuestales que fueron sancionados para la Dirección Nacional de Comunicaciones, con excepción de la transferencia prevista en el artículo 140 de la Ley N° 16.170, de 28 de diciembre de 1990 en la redacción dada por el artículo 119 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 89.- La comisión de infracciones dará lugar a la aplicación de las sanciones que se enumeran a continuación, las cuales se graduarán según su gravedad y considerando la existencia o no de reincidencia:

a. observación;

b. apercibimiento;

c. las establecidas en los actos jurídicos habilitantes de la prestación de la actividad;

d. decomiso de los elementos utilizados para cometer la infracción o de los bienes detectados en infracción, sanción que podrá ser aplicada en forma exclusiva o accesoria a las demás previstas;

e. multa;

f. suspensión de hasta noventa días en la prestación de la actividad;

g. revocación de la autorización o concesión.

La aplicación de multas estará basada en el perjuicio económico que le ocasiona a los usuarios recibir prestaciones en condiciones no satisfactorias. La cuantía de las mismas no podrá superar el cien por ciento del perjuicio económico producido y su monto total se repartirá entre los usuarios afectados, sin perjuicio de las acciones que éstos pudieren promover directamente para el resarcimiento de otros daños y perjuicios padecidos. Cuando no sea posible determinar los usuarios afectados o no los haya, el monto máximo de la multa será de 50.000 Unidades Reajustables, excepto para los servicios de radiodifusión (AM, FM, TV abierta), manteniéndose el régimen actualmente vigente.

En todos los casos, la aplicación de sanciones se realizará con ajuste a los principios del debido procedimiento y de la razonable adecuación de la sanción a la infracción.

Las resoluciones que impongan sanciones pecuniarias de acuerdo a lo previsto en la presente ley, constituyen título ejecutivo a todos sus efectos.

Artículo 90.- En materia de servicios postales, la URSEC tendrá los siguientes cometidos y poderes jurídicos:

a. velar por el cumplimiento de las normas sectoriales específicas;

b. establecer normas regulatorias de los servicios postales, en conformidad con las normas legales y con los convenios y acuerdos internacionales que refieren a ellos;

c. autorizar la prestación de servicios postales a terceros, establecer los requisitos necesarios para dichas autorizaciones, controlando su cumplimiento; y

d. llevar el registro de empresas autorizadas a prestar servicios postales, en el que deberán inscribirse también los permisarios habilitados, en las condiciones que se determinen.

Artículo 91.- Para el cumplimiento de sus cometidos, la URSEC dispondrá, de los siguientes recursos:

a. las tasas y precios que perciba de los operadores públicos o privados que desarrollen actividades comprendidas en su competencia;

b. el producido de las multas que aplique;

c. las asignaciones que le sean atribuidas por disposiciones presupuestales;

d. los legados y las donaciones que se efectúen a su favor;

e. todo otro que le sea asignado o que resulte de su gestión.

Artículo 92.- Sin perjuicio de lo establecido en esta ley, los organismos continuarán actuando y efectuando la regulación y el control de las actividades comprendidas, hasta tanto la Unidad Reguladora creada por la presente ley asuma su desempeño, debiendo ajustarse a la instrucciones que éstas les impartan.

Artículo 93.- La URSEC ejercerá todos los cometidos que las distintas leyes, decretos y resoluciones establecieron de cargo de la Dirección Nacional de Comunicaciones, pudiendo ejercer todas las facultades determinadas en los mismos, por lo que toda remisión efectuada en dicha normativa a la Dirección Nacional de Comunicaciones deberá entenderse efectuada a la URSEC.

Artículo 94.- En materia de telecomunicaciones, compete directamente al Poder Ejecutivo:

a. aprobar convenios con entidades extranjeras relativos al establecimiento de telecomunicaciones;

b. autorizar el funcionamiento de estaciones de radiodifusión (AM, FM y TV abierta);

c. autorizar genéricamente la asignación de frecuencias por parte de la URSEC para servicios diferentes a los del literal b) por la modalidad de subasta u otro procedimiento competitivo que determinará el reglamento que aprobará el Poder Ejecutivo;

d. habilitar genéricamente la prestación de determinados servicios de telecomunicaciones por particulares, estableciendo que no se requerirá autorización para brindarlos, sin perjuicio de la concesión de frecuencias u otros bienes escasos que pudieran requerirse; y

e. fijar los precios que deberán abonar los concesionarios por la utilización o aprovechamiento de frecuencias radioeléctricas y demás bienes escasos necesarios para las telecomunicaciones, quedando exceptuados las estaciones de radiodifusión (AM, FM, TV abierta), manteniéndose para los mismos el régimen actualmente vigente;

f. imponer las sanciones previstas en el literal d) cuando sea accesoria así como las previstas en los literales e) a g) del artículo 89.

Artículo 95.- Sustitúyense los literales C) y D) del artículo 5° de la Carta Orgánica de la Administración Nacional de Correos aprobada por el artículo 747 de la Ley N° 16.736, de 5 de enero de 1996 por los siguientes:

"C) Fijar las tarifas de sus servicios postales.

D) Aplicar las tasas establecidas en los convenios y acuerdos internacionales para sus servicios postales internacionales".

Artículo 96.- Sustitúyese el literal A) del artículo 11 de la Carta Orgánica de la Administración Nacional de Correos aprobada por el artículo 747 de la Ley N° 16.736, de 5 de enero de 1996 por el siguiente:

"A) Los que por concepto de tarifas o precios, tasas, sobretasas, comisiones u otros conceptos perciba de sus usuarios".

Artículo 97.- Deróganse las disposiciones que en materia de telecomunicaciones y comunicaciones postales se opongan directa o indirectamente a la presente ley.

Artículo 98.- La Unidad Reguladora de la Energía Eléctrica (UREE) creada por el artículo 2° de la Ley N° 16.832 de 17 de junio de 1997, funcionará en el ámbito de la Comisión de Planeamiento y Presupuesto y dispondrá para el cumplimiento de sus cometidos, de idénticos recursos y potestad sancionatoria que la

Unidad Reguladora de Servicios de Comunicaciones (URSEC). Podrá comunicarse directamente con los Entes Autónomos, Servicios Descentralizados y demás órganos del Estado.

Artículo 99.- Suprímese los créditos asignados a la Unidad Reguladora de Servicios Públicos (URSIP), que figuran en planillados anexos por un total anual de $ 34.333.000 (Pesos Uruguayos treinta y cuatro millones trescientos treinta y tres mil), y asígnase una partida anual de $ 15.288.000 (Pesos Uruguayos quince millones doscientos ochenta y ocho mil) con destino al Inciso 02 Presidencia de la República, Programa 002 "Planificación del Desarrollo y Asesoramiento Presupuestal para el Sector Público" con destino a la Unidad Ejecutora 006 Unidad Reguladora de la Energía Eléctrica (UREE).

INCISO 03

MINISTERIO DE DEFENSA NACIONAL

Artículo 100.- Agrégase el siguiente literal al artículo 76 de la Ley N° 14.157, de 21 de febrero de 1974:

"d) El monto máximo a gastar será determinado por el Poder Ejecutivo en acuerdo con los Ministerios de Defensa Nacional y de Economía y Finanzas. Hasta tanto el Poder Ejecutivo determine dicho monto, no podrá superarse la asignación presupuestal del objeto 047.001 a la fecha de vigencia de la presente ley".

Artículo 101.- Autorízase al Inciso 03 "Ministerio de Defensa Nacional" a enajenar aquellos inmuebles de propiedad del Estado (Ministerio de Defensa Nacional) que tengan carácter de "bienes bélicos" y sean considerados prescindibles para el cumplimiento de sus cometidos sustantivos.

A tal efecto, será de aplicación el procedimiento previsto en el artículo 343 de la Ley N° 13.835, de 7 de enero de 1970.

Del producido de las operaciones realizadas en aplicación del presente artículo, el 80% (ochenta por ciento) será destinado al programa respectivo de gastos de inversión y el resto distribuido en partes iguales a la Administración Nacional de Educación Pública y al Ministerio de Salud Pública.

Artículo 102.- El no pago en fecha de los tributos cuya recaudación se encuentra a cargo de la Prefectura Nacional Naval dará lugar a la aplicación de las multas y recargos previstos en el inciso segundo del artículo 94 del Decreto-Ley N° 14.306, de 29 de noviembre de 1974 (Código Tributario), en la redacción dada por el artículo 1° de la Ley N° 16.869, de 25 de setiembre de 1997.

La resolución firme que en tal sentido dicte la Prefectura Nacional Naval, constituirá título ejecutivo, siendo aplicable lo dispuesto por los artículos 91 y 92 del Código Tributario.

La falta de pago en fecha de los precios por servicios a cargo de la Prefectura Nacional Naval, dará lugar a un recargo que será el mismo que el Poder Ejecutivo fije por el no pago de las obligaciones tributarias, constituyendo título ejecutivo el acto administrativo por el cual la Prefectura Nacional Naval liquide los adeudos, siendo aplicable el procedimiento previsto por los artículos 353 y siguientes del Código General del Proceso".

Artículo 103.- Sustitúyese el artículo 21 de la Ley N° 16.002, de 25 de noviembre de 1988, en la redacción dada por el artículo 108 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 21.- Autorízase al Inciso 03 'Ministerio de Defensa Nacional', unidad ejecutora 018 'Comando General de la Armada', a constituir un fondo con los recursos de afectación especial del Servicio de Construcciones, Reparaciones y Armamento (SCRA) equivalente a setecientos cincuenta jornales mensuales, de grado 01, subgrupo II.

Dicho fondo será destinado al pago de la contratación del personal civil eventual que cumpla tareas en el

SCRA. Este personal no generará derecho de permanencia.

El Ministerio de Defensa Nacional podrá celebrar convenios de pasantía (Ley N° 17.230, de 24 de enero de 2000) con instituciones de enseñanza técnica de nivel medio, tanto públicas como privadas, a efectos de cubrir requerimientos de personal para desempeñar funciones en el SCRA. Esta contratación se realizará con cargo al fondo establecido en el inciso primero del presente artículo".

Artículo 104.- Cuando existan vacantes en la unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas", del Inciso 03 "Ministerio de Defensa Nacional", la designación de personal civil equiparado a un grado militar, deberá efectuarse dentro de los ciento ochenta días de finalizado el respectivo concurso o en su caso, de la respectiva propuesta de designación resultante del concurso efectuada por la citada unidad ejecutora, a cuyos efectos la Oficina Nacional del Servicio Civil y la Contaduría General de la Nación instrumentarán los mecanismos correspondientes para su cumplimiento.

Transcurrido dicho término, sin haberse efectuado la designación, la Dirección Nacional de Sanidad de las Fuerzas Armadas quedará facultada para contratar en forma directa y sin más trámite, hasta la provisión del cargo correspondiente, con un máximo de tres años, a aquellas personas propuestas para el mismo, siempre que se cumplan las siguientes condiciones:

A) Que exista una partida presupuestal identificada por la unidad ejecutora en su escalafón, grado y número correlativo cuya economía financie tal contratación.

B) Sólo podrá contratarse a aquellos que hubieran sido propuestos para el cargo respectivo.

C) La retribución se pagará con cargo al renglón específico que abrirá la Contaduría General de la Nación y se financiará con la economía producida por la vacante.

D) La contratación sólo podrá efectuarse con el nivel máximo de retribución del cargo vacante y hasta el plazo de tres años. Dicho personal, se regirá en materia de aguinaldo, licencia, cargas legales al sistema previsional y régimen disciplinario, por la normativa vigente aplicable al Personal Civil Equiparado del Ministerio de Defensa Nacional.

E) La Dirección Nacional de Sanidad de las Fuerzas Armadas podrá, por motivos fundados, declarar finalizado el contrato antes de dicho término.

Artículo 105.- Sustitúyese el artículo 92 del Decreto-Ley N° 14.747, de 28 de diciembre de 1977, en la redacción dada por el artículo 1° del Decreto-Ley N° 15.595, de 19 de julio de 1984, el cual quedará redactado de la siguiente manera:

"ARTICULO 92.- Los Jefes y Oficiales Subalternos del Cuerpo Aéreo que pierdan las aptitudes para el vuelo, pasarán a integrar los Cuerpos y Escalafones de la Fuerza en la siguiente forma:

A) Los Jefes y Oficiales Subalternos del Escalafón "A" que han perdido sus aptitudes para el vuelo en dicho Escalafón, pero las mantienen para integrar tripulaciones aéreas, serán encuadrados en el Escalafón "B" ubicándose dentro de éste, en su última posición.

B) En todos los demás casos los Jefes y Oficiales Subalternos pasarán al Escalafón "C" del Cuerpo de Seguridad Terrestre, ubicándose dentro de éste en su última posición".

Artículo 106.- Fusiónanse las unidades ejecutoras 030 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", 031 "Dirección General de Aviación Civil" y 032 "Dirección General de Infraestructura Aeronáutica" en la Unidad Ejecutora 041 del Programa 005 "Administración y Control Aviatorio y Aeroportuario" del Inciso 03 "Ministerio de Defensa Nacional".

Los cometidos, potestades y atribuciones de la Unidad Ejecutora 041 serán los asignados por las disposiciones vigentes a las unidades ejecutoras fusionadas, debiendo en un plazo de 90 (noventa) días de la vigencia de la presente ley, definir su estructura organizativa interna de acuerdo con la normativa vigente.

La asignación de bienes, créditos, ingresos y obligaciones que las disposiciones vigentes prevén respecto de las citadas Direcciones Generales se transfieren de pleno derecho a la unidad ejecutora que se crea, a partir de la vigencia de la presente ley.

Las retribuciones de los funcionarios de las Unidades Ejecutoras 031 "Dirección General de Aviación Civil" y 032 "Dirección General de Infraestructura Aeronáutica" se financiarán con cargo a Rentas Generales. A sus retribuciones básicas se les adicionará una compensación mensual que se calculará de la siguiente forma: las compensaciones de monto fijo se incorporarán por el importe percibido a la fecha de la fusión por cada uno de los funcionarios y aquellas de monto variable como un importe calculado en función del promedio de lo recibido por cada funcionario entre el 1° de julio de 1999 y 30 de junio de 2000.

En un plazo de 90 (noventa) días a partir de la vigencia de la presente ley, la Contaduría General de la Nación habilitará los créditos presupuestales correspondientes en la unidad ejecutora.

La aplicación de lo dispuesto en este artículo no podrá causar lesión de derechos funcionales, ni afectar los derechos, deberes y garantías de los funcionarios; en particular, ni podrá significar variación de las retribuciones que percibían los funcionarios antes de la fusión.

Deróganse los artículos 511 de la Ley N° 16.320, de 1° de noviembre de 1992, y 35 de la Ley N° 16.462, de 11 de enero de 1994, así como todas las disposiciones legales o reglamentarias modificativas y concordantes.

Todos los recursos desafectados por esta norma, se destinarán a Rentas Generales.

<u>Artículo 107</u>.- Exclúyense a las aeronaves comerciales de bandera nacional en sus vuelos internacionales de las exoneraciones previstas en el inciso final del artículo 29 de la Ley N° 13.319, de 28 de diciembre de 1964 y de toda otra exoneración respecto a las tasas y aranceles que percibe la Dirección General de Aviación Civil.

<u>Artículo 108</u>.- Deróganse los artículos 55, 56, 57, 58 y 59 de la Ley N° 13.737, de 9 de enero de 1969.

<u>Artículo 109</u>.- Transfórmase en el Programa 003 "Armada Nacional" un cargo de Capitán de Navío del Cuerpo Auxiliar en un cargo de Alférez de Navío y un cargo de Guardia Marina del citado cuerpo.

<u>Artículo 110</u>.- Facúltase a la Prefectura Nacional Naval a demorar los buques que cometan infracciones hasta tanto regularicen su situación a través del pago de la multa correspondiente, en caso de ser aplicada, o en su defecto, hasta que otorguen garantía suficiente a juicio de la nombrada Prefectura Nacional Naval.

<u>Artículo 111</u>.- La competencia de la Dirección Nacional de Meteorología comprende el suministro de los servicios meteorológicos en el territorio de la República, sus aguas y espacio aéreo jurisdiccionales y los servicios internacionales que correspondan al país de acuerdo con convenios internacionales. La información producida por dicha Dirección Nacional tiene carácter oficial.

<u>Artículo 112</u>.- Todos los medios de difusión e información oral, televisiva o escrita, información telefónica, electrónica o cualquier otro medio de difusión masiva, que emitan información meteorológica dentro del territorio de la República, deberán señalar la fuente de dicha información.

<u>Artículo 113</u>.- Establécese que las designaciones a que se refiere el artículo 1° de la Ley N° 16.127, de 7 de agosto de 1990, en la redacción dada por el artículo 30 de la Ley N° 16.697, de 25 de abril de 1995, relativas a la provisión de cargos civiles en el Inciso 03 "Ministerio de Defensa Nacional", podrán recaer en funcionarios públicos pertenecientes al Escalafón K (Personal Militar), que cuenten como mínimo con 3 años de antigüedad.

Artículo 114.- El personal superior del escalafón K del Programa 001 "Administración Central", Unidad Ejecutora 003 "Dirección Nacional de Inteligencia del Estado", que haya accedido a la jerarquía de Capitán pasará a situación de retiro obligatorio al cumplir 8 años en el grado, sin perder los derechos que le hubieran correspondido por el literal a) del artículo 1° de la Ley N° 16.629, de 28 de noviembre de 1994.

Será obligatorio el retiro por haber alcanzado el límite de edad de 65 años para la jerarquía de Capitán; 60 años para Teniente 1°; 58 años para Teniente 2°; y, 56 años para Alférez.

La edad de retiro obligatorio para quienes hayan ascendido con fecha 1° de febrero de 2000, será de 65 años cualesquiera sea su jerarquía.

Artículo 115.- Las operaciones de crédito realizadas por Cantinas Militares, tendrán preferencia en los descuentos sobre sueldos, jubilaciones, pensiones y retiros, respecto a cualquier otra Institución Pública o Privada, con excepción de los préstamos sociales otorgados por el Banco de la República Oriental del Uruguay, y descuentos por concepto de alquileres que efectúa la Contaduría General de la Nación.

Artículo 116.- Autorízase a las Unidades Ejecutoras del Inciso 03 "Ministerio de Defensa Nacional" que no hayan realizado las acciones de Reforma del Estado previstas en la Ley N° 16.736 de 5 de enero de 1996, a reformular su estructura organizativa, procediendo a la racionalización de cargos, así como al reordenamiento, fusión, supresión o cambio de denominación o nivel de unidades organizativas previamente existentes, en tanto ello no genere costos para el Estado.

La nueva estructura organizativa será aprobada por el Poder Ejecutivo.

Las economías resultantes podrán aplicarse al destino previsto en el artículo 28 de la Ley N° 16.736 de 5 de enero de 1996.

INCISO 04

MINISTERIO DEL INTERIOR

Artículo 117.- Créase el cargo de Director Nacional de Sanidad Policial que será ocupado por un Oficial Superior del subescalafón Ejecutivo en situación de actividad.

Suprímese del artículo 95 de la Ley N° 15.903, de 10 de noviembre de 1987, la referencia al cargo de Director de Sanidad Policial.

Artículo 118.- Transfórmanse al amparo de lo dispuesto en el artículo 21 de la Ley N° 16.736, de 5 de enero de 1996, en el programa 001 "Administración", Unidad Ejecutora 01 "Secretaría", los siguientes cargos presupuestales:

Un Subcomisario (PT) (Escribano) en un Inspector Mayor (PT) (Escribano)

Un Oficial Principal (PT) (Escribano) en un Inspector Mayor (PT) (Escribano)

Un Oficial Principal (PT) (Escribano) en un Inspector Mayor (PT) (Escribano)

Los cargos que se crean serán transformados al vacar en los cargos que eran anteriormente.

Artículo 119.- Transfórmase en el Inciso 04 Ministerio del Interior, Programa 001 "Administración", los siguientes cargos vacantes: un Sargento Primero (PA) (CC), un Sargento Primero (PE) (CC), un Cabo (PE) (CC) y un Agente de Primera (PE) (CC) en un Inspector General (PT) (CC) Contador Auditor.

Artículo 120.- Habilítase al Inciso 04, Ministerio del Interior, a transformar en cargos de policías técnicos (PT) aquellos cargos de policías administrativos (PA) y ejecutivos (PE) cuyos ocupantes adquieran o tengan un título universitario o técnico.

Quienes ocupen los cargos que se transforman por el mecanismo dispuesto por la presente norma deberán desempeñar funciones en las unidades a las que pertenecen.

A los efectos de las transformaciones habilitadas precedentemente deberán intervenir la Contaduría General de la Nación y la Oficina Nacional del Servicio Civil.

Artículo 121.- Los descuentos de terceros que realiza la Dirección Nacional de Asistencia Social Policial sobre las prestaciones jubilatorias y pensionarias que sirve, no podrán superar el 80% (ochenta por ciento) de los haberes líquidos (nominal menos descuentos legales).

Artículo 122.- Inclúyese en el beneficio otorgado por la Ley N° 12.487, de 2 de enero de 1958, a todos los Círculos Policiales del país.

Artículo 123.- Asígnase una partida anual de $ 23.240.000 (pesos uruguayos veintitrés millones doscientos cuarenta mil) destinada a la ejecución de vivienda del personal policial cuyo ingreso del núcleo familiar no supere las 30 UR (treinta unidades reajustables).

Esta partida estará condicionada a los respectivos convenios y especificada a programas determinados. La ejecución de dicho plan será coordinada por la Comisión Ejecutora de Vivienda Policial.

Los rubros a efectos de dichos financiamientos, serán aportados por el Fondo Nacional de Vivienda y deberán ser transferidos a partir de la firma de los respectivos convenios.

Artículo 124.- Suprímese en el escalafón L, el subescalafón de Servicio (PS). A tales efectos, los cargos de ingreso al mismo serán transformados al vacar, en cargos de Agentes de 2da. del subescalafón Ejecutivo.

Los actuales integrantes de dicho subescalafón mantendrán, no obstante, su situación y todos los derechos inherentes al estado policial.

Artículo 125.- Suprímese el paréntesis presupuestal (PF), creado por el artículo 189 del Decreto- Ley N° 14.189, de 30 de abril de 1974, en la categoría de Personal Superior.

Sus componentes pasarán a integrar el subescalafón Ejecutivo de la unidad ejecutora donde actualmente prestan servicios. Los cargos vacantes serán redistribuidos a la Jefatura de Policía de Montevideo.

Artículo 126.- Establécese que los ciudadanos que ingresen o reingresen a los cargos presupuestales del Ministerio del Interior tendrán la calidad de contratados por el plazo de un año renovable hasta un máximo de cinco años, pudiendo durante dicho lapso ser desvinculados por razones fundadas de servicio, sin necesidad de sumario administrativo previo.

Exceptúase de dicho régimen a los Oficiales Subayudantes egresados de la Escuela Nacional de Policía.

El Poder Ejecutivo reglamentará la presente disposición.

Artículo 127.- El Personal Subalterno que a la fecha de promulgación de la presente ley se encuentre prestando servicios en comisión en las distintas Unidades Ejecutoras del Inciso 04, quedará incorporado al presupuesto de la unidad en la que cumple efectivamente funciones, previo otorgamiento de los ascensos que pudieran corresponder al 1° de febrero de 2001, si no manifestare dentro del plazo de noventa días a contar del siguiente a la publicación de la presente ley, su voluntad de reintegrarse a la unidad en la cual revista presupuestalmente. El reintegro se producirá en forma inmediata a la manifestación de voluntad del funcionario, en tal sentido, quien opte por el reintegro a su unidad ejecutora de origen, no podrá volver a pasar en comisión a ninguna unidad ejecutora, salvo resolución expresa del Ministro del Interior. Exceptúase al personal asignado a tareas de asistencia directa al Ministro, Subsecretario, Director General de Secretaría y Director de la Policía Nacional.

Los funcionarios referidos en el inciso anterior que pertenezcan al subescalafón Ejecutivo y cumplan tareas administrativas pasarán al subescalafón Administrativo, transformándose sus cargos, si no optasen dentro del plazo establecido por reintegrarse a su unidad de origen.

Dichos cargos al vacar serán transformados en los cargos que eran anteriormente, pertenecientes al subescalafón Ejecutivo.

A partir de la vigencia de la presente ley quedan prohibidos los pases en comisión de los funcionarios policiales del subescalafón Ejecutivo, en las distintas Unidades Ejecutoras del Inciso 04, para el cumplimiento de tareas administrativas.

Artículo 128.- Derógase el artículo 37 de la Ley N° 16.462, de 11 de enero de 1994, y en su lugar establécese que a efectos de la antigüedad calificada para el personal policial que establece el artículo 50 de la Ley Orgánica Policial, las sanciones y licencias médicas serán tenidas en cuenta en el grado que revista el funcionario durante su permanencia en el mismo.

Esta norma se aplicará a partir de la calificación del año 2001.

Artículo 129.- Sustitúyese el artículo 49 de la Ley Orgánica Policial, por el siguiente:

"ARTICULO 49.- Los ascensos de todo el Personal Policial se acordarán con fecha 1° de febrero de cada año y se harán exclusivamente por antigüedad calificada, con las excepciones que se establecen en los incisos siguientes. Se entiende por antigüedad calificada el cómputo de los factores que se establecen en el artículo 50.

El Poder Ejecutivo reglamentará la evaluación de cada uno de los factores indicados. Las calificaciones serán anuales y se referirán al período comprendido entre el 1° de diciembre y el 30 de noviembre del año siguiente, debiendo quedar aprobadas en un plazo de sesenta días.

Podrán concederse ascensos por méritos dentro del Personal Subalterno, en la proporción de un cuarto, en relación a las vacantes existentes dentro del grado respectivo. No podrán otorgarse ascensos por méritos en forma sucesiva a un mismo funcionario si éste no hubiere ocupado la vacante presupuestal a la cual le da derecho el primer ascenso otorgado por tal motivo.

Los ascensos al grado de Inspector General se dispondrán de la siguiente forma: un primer tercio de las vacantes de cada subescalafón se llenará por concurso, un segundo tercio por antigüedad calificada, y el tercio restante por selección directa del Poder Ejecutivo entre aquellos Oficiales Superiores que cumplan con todos los requisitos para el ascenso. Lo dispuesto en este inciso se aplicará para los ascensos que se produzcan a partir del 1° de febrero de 1991".

Artículo 130.- Suprímese con fecha 1° de marzo de 2001, el programa 003 "Adquisiciones y Suministros", unidad ejecutora 03 "Intendencia General de Policía".

Una vez producidas las promociones de los funcionarios que se encuentren en condiciones de ascender en el año 2001, el personal perteneciente a dicha unidad, será redistribuido por el jerarca del Inciso en las restantes unidades ejecutoras de acuerdo a las necesidades del servicio. A partir de la vigencia de la presente ley el personal prestará funciones en la Unidad Ejecutora 01 "Secretaría del Ministerio del Interior".

El Ministerio del Interior determinará el destino del bien inmueble que ocupa el referido organismo, así como el de sus bienes muebles y de sus recursos presupuestales y financieros, pudiéndolos afectar a una o varias dependencias, conforme lo estime conveniente.

Facúltase al Ministerio del Interior a reasignar las materias de competencia de la Intendencia General de Policía a una o más unidades ejecutoras del Inciso. En lo inmediato y hasta tanto no se dicte la norma pertinente, las mismas serán asumidas por la unidad ejecutora 01, programa 001 "Administración".

Artículo 131.- Autorízase a la Dirección Nacional de Bomberos la contratación periódica anual, con cargo a Rentas Generales, de ciento cincuenta ciudadanos, por un plazo máximo de cuatro meses por año para atender circunstancias excepcionales que afecten la prestación del servicio, tales como los incendios forestales y la protección de puntos de interés turístico durante el verano, entre los meses de diciembre a marzo, inclusive. La jerarquía, funciones y remuneración de cada contratado, serán equivalentes a las de Bombero de 2da., subescalafón Ejecutivo.

Artículo 132.- Asígnase al programa 001 "Administración" una partida anual durante los ejercicios 2001 a 2004 de $ 17.974.000 (pesos uruguayos diecisiete millones novecientos setenta y cuatro mil) a efectos de atender las erogaciones resultantes de la adquisición de armamento con destino al personal policial.

Artículo 133.- Sustitúyense los incisos primero y segundo del artículo 7º del Decreto-Ley Nº 14.762, de 13 de noviembre de 1978, en la redacción dada por el artículo 78 de la Ley Nº 17.243, de 29 de junio de 2000, el que quedará redactado de la siguiente forma:

"Declárese obligatoria la obtención de la Cédula de Identidad, para toda persona mayor de cuarenta y cinco días de edad, nacional o extranjera con residencia permanente en el país. El Poder Ejecutivo, aplicará medidas tendientes a que la identificación de las personas físicas se realice desde el nacimiento.

En el caso de los escolares dependientes del C.E.P y de niños y adolescentes dependientes del INAME se admitirá, a los efectos de la exoneración del pago el informe del Director del Centro Educativo.

A los efectos de la inscripción en todo instituto de enseñanza será requisito indispensable la presentación de la Cédula de Identidad".

Artículo 134.- Sustitúyese el artículo 79 de la Ley Nº 17.243, de 29 de junio de 2000, por el siguiente:

"ARTICULO 79.- Facultase al Poder Ejecutivo a exonerar del pago de la tasa correspondiente, siempre que medie solicitud fundada del Instituto Nacional del Menor (INAME), de la Dirección Nacional de Previsión del Delito, del Banco de Previsión Social (BPS), de la Administración Nacional de Educación Pública (Consejo de Educación Primaria), de las Defensorías de Oficio en materia de Familia y de Menores y de los consultorios jurídicos gratuitos dependientes de la Facultad de Derecho de la Universidad de la República.

En el caso de la realización del trámite por primera vez, se exonerará del pago de las tasas correspondiente a todos los niños nacidos en hospitales públicos, cuyos padres deberán presentar el certificado extendido por el hospital correspondiente.

Aquellos niños de 45 días a 6 años de edad que aún no concurrieron al establecimiento de enseñanza pública, podrán obtener la exoneración mediante formulario de declaración jurada ante la Dirección Nacional de Identificación Civil que deberán firmar sus padres y/o tutores.

En los casos de renovaciones, la exoneración será excepcional y deberá conferirse previa auxiliatoria de pobreza, en casos debidamente justificados mediante información sumaria, ante la Dirección Nacional de Identificación Civil".

Artículo 135.- Las personas que a la fecha de entrada en vigencia de la presente ley, tengan cuarenta y cinco días de edad, gozarán del plazo de un año a efectos de obtener la Cédula de Identidad.

Artículo 136.- Modifícase el artículo 80 de la Ley Nº 17.243, de 29 de junio de 2000, el que quedará redactado de la siguiente forma:

"ARTICULO 80.- Exonérase del pago de la tasa de información prevista por el artículo 151 de la Ley Nº 16.736, de 5 de enero de 1996 y Resolución del Poder Ejecutivo Nº 380/996, de 30 de abril de 1996, a solicitudes tramitadas por las Defensorías de Oficio, Consultorios Jurídicos gratuitos dependientes de la Facultad de Derecho de la Universidad de la República, Centros de Mediación dependientes de la Suprema Corte de Justicia, suscritas por los funcionarios autorizados. A tales efectos deberá remitirse a la

Dirección Nacional de Identificación Civil nómina y firma del profesional responsable de la actuación en cada una de las Instituciones mencionadas".

Artículo 137.- Asígnase al programa 001 "Administración", una partida por única vez de $ 12.000.000 (pesos uruguayos doce millones), a efectos de atender las erogaciones resultantes de la adquisición de camperas de uso policial.

Artículo 138.- Créase en las distintas unidades ejecutoras del Inciso los siguientes cargos de Agente de 2da. Ejecutivo:

UNIDAD EJECUTORA.	DENOMINACION.	CANTIDAD.
004	JP Montevideo	385
006	JP Canelones	335
013	JP Maldonado	185
	JP Colonia	30
	JP Rocha	30
026	DNCPYCR	185

Artículo 139.- Créase el Programa 015, Unidad Ejecutora 032 "Dirección Nacional de Prevención Social del Delito".

Artículo 140.- La Dirección Nacional de Prevención Social del Delito tendrá competencia para proponer, ejecutar, coordinar y evaluar políticas de prevención, sean estas relativas a la violencia y/o el delito, o de protección de grupos sociales especialmente vulnerables, desarrollando para ello acciones de tipo promocional formativo o asistencial que estimulen la interacción social, la movilidad del sector privado y de la sociedad civil, desalentando así la gestación y evolución de procesos de exclusión. Dependerá directamente del Ministerio del Interior y quedará comprendida en las disposiciones del artículo 9° de la Ley Orgánica Policial (Decreto 75/972, de 1° de febrero de 1972, Texto Ordenado de las Leyes N° 13.963, de 22 de mayo de 1971 y N° 14.050, de 23 de diciembre de 1971).

Será comandada por un Oficial Superior, grado 13 o 14.

Artículo 141.- El que portare un arma de fuego habiendo recaído sobre su persona sentencia condenatoria ejecutoriada, cuya fecha no excediera los cinco años, por la comisión de alguna de las figuras delictivas previstas en los artículos 150 (asociación para delinquir); 272 (violación); 273 (atentado violento al pudor); 274 (corrupción); 281 (privación de libertad); 283 (sustracción o retención de una persona menor de edad del poder de sus padres, tutores o curadores); 288 (violencia privada); 310 (homicidio); 311 (circunstancias agravantes especiales); 312 (circunstancias agravantes muy especiales); 316 (lesiones personales); 317 (lesiones graves); 318 (lesiones gravísimas); 319 (lesión o muerte ultraintencional, traumatismo); 321 bis (violencia doméstica); 323 y 323 bis (riña); 340 (hurto); 344 y 344 bis (rapiña y rapiña con privación de libertad, copamiento); 345 (extorsión); 346 (secuestro), y 350 bis (receptación), del Código Penal y artículo 1° de la Ley N° 8.080, de 27 de mayo de 1927, en la redacción dada por el artículo 24 de la Ley N° 16.707, de 12 de julio de 1995, (proxenetismo) y delitos previstos en el Decreto-Ley N° 14.294, de 31 de octubre de 1974 y en la Ley N° 17.016, de 22 de octubre de 1998 (leyes de estupefacientes), será castigado, por esa sola circunstancia, con una pena de tres a veinticuatro meses de prisión.

Cuando alguno de los delitos previstos en el Código Penal se cometiera con violencia o con intimidación contra las personas mediante el empleo de un arma de fuego, la pena prevista para el delito de que se trate se elevará en un tercio en su mínimo y en su máximo.

Artículo 142.- Modifícase el artículo 101 de la Ley N° 16.226, de 29 de octubre de 1991, el que quedará redactado de la siguiente manera:

"ARTICULO 101.- Establécese que los policías integrantes de la Guardia de Granaderos y Coraceros del Regimiento Guardia Republicana de la Jefatura de Policía de Montevideo, ascenderán en sus respectivas Guardias, tanto el Personal Subalterno como el Superior. Este último lo hará hasta el grado de Comisario Inspector (Mayor).

Los Mayores del Regimiento Guardia Republicana formarán parte de la circunscripción nacional, para el ascenso al grado de Inspector Mayor (Comandante)".

Artículo 143.- Sustitúyese el artículo 148 de la Ley Nº 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 148.- Créase, con el carácter de particular confianza, el cargo de Director Nacional de Información e Inteligencia, el que estará comprendido en el literal d) del artículo 9º de la Ley Nº 15.809, de 8 de abril de 1986. El mismo será desempeñado por un Oficial Superior de la Policía Nacional, grado 13 ó 14, perteneciente al subescalafón Ejecutivo, en actividad o retiro".

Artículo 144.- Asígnase una partida presupuestal por única vez, para el ejercicio 2002, de $ 6.972.000 (pesos uruguayos seis millones novecientos setenta y dos mil), para la adquisición de un Sistema de Búsqueda Automática de Huellas Dactilares (AFIS), destinado a la Dirección Nacional de Policía Técnica.

Artículo 145.- Facúltase a la Unidad Ejecutora "Dirección Nacional de Sanidad Policial", previa autorización del jerarca máximo del Inciso, a prestar a terceros, a título oneroso, servicios de salud, en la medida que de ello no derive detrimento alguno para el cumplimiento de las tareas habituales respectivas.

El resultado económico de estos servicios, una vez cubierto el costo de los mismos, será destinado en su totalidad a la unidad ejecutora prestataria, para gastos de funcionamiento, inversiones y capacitación de sus funcionarios. Los precios serán fijados por el Ministerio del Interior en acuerdo con el Ministerio de Economía y Finanzas.

Artículo 146.- El Poder Ejecutivo dispondrá por decreto fundado en acuerdo con el Ministerio de Economía y Finanzas y el Ministerio del Interior, las modificaciones necesarias para racionalizar la estructura de contratos de función pública de la Unidad Ejecutora 030 "Dirección Nacional de Sanidad Policial", de acuerdo a las siguientes pautas:

A) La racionalización deberá propender a una estructura adecuada a los objetivos programáticos y requerirá el previo informe favorable de la Oficina Nacional del Servicio Civil y la Contaduría General de la Nación.

B) Deberá ser presentada antes de los 180 días de vigencia de la presente ley y tendrá vigencia desde el momento de su aprobación.

C) De la racionalización que se apruebe, se dará cuenta a la Asamblea General.

Una vez aprobada, se financiará con cargo a una partida anual de $ 25:000.000 (pesos uruguayos veinticinco millones) en el Grupo 0 "Servicios Personales" del Programa 013 "Servicio de Sanidad Policial" y la Dirección Nacional de Sanidad Policial transferirá mensualmente a Rentas Generales un importe de $ 2:084.000 (pesos uruguayos dos millones ochenta y cuatro mil) de los recursos provenientes de lo establecido por el artículo 86 de la Ley Nº 13.640, de 26 de diciembre de 1967 modificativas y concordantes.

Las transferencias realizadas al cierre del ejercicio, no podrán superar el 25% (veinticinco por ciento) de la recaudación obtenida en el ejercicio por dicho concepto.

Artículo 147.- Destínase una partida de $ 19:000.000 (pesos uruguayos diecinueve millones) -Objeto del Gasto 299- Otros Servicios- con cargo a la financiación 1.2. Fondos con Afectación Especial, del Programa 013 Servicio de Sanidad Policial del Inciso 04 Ministerio del Interior, para la realización de contratos de servicios de personal médico, paramédico y de enfermería, para cubrir necesidades transitorias del Servicio.

El Poder Ejecutivo reglamentará, dentro del plazo de 90 días, los términos en que se realizarán dichos contratos.

Artículo 148.- Créase un Registro Nacional de Balística Forense (RENABAFO), que dependerá del Ministerio del Interior, funcionará en la órbita de la Dirección Nacional de Policía Técnica y constituirá un área propia del Departamento de Balística Forense.

El Poder Ejecutivo realizará la reglamentación correspondiente.

Artículo 149.- Declárase que las amortizaciones de los préstamos sociales que conceden la Dirección Nacional de Asistencia Social Policial y el Banco Hipotecario del Uruguay al personal en situación de actividad o de retiro y a los pensionistas policiales, tendrán prioridad sobre cualquier otro descuento de terceros, salvo descuentos legales, retenciones judiciales, servicio de garantía de alquileres (Contaduría General de la Nación y Asociación Nacional de Afiliados) y Caja Nacional del Banco de la República Oriental del Uruguay, quedando en igualdad de condiciones que las asociaciones y cooperativas con respaldo legal".

INCISO 05

MINISTERIO DE ECONOMIA Y FINANZAS

Artículo 150.- Derógase el artículo 2° del Decreto-Ley N° 14.214, de 27 de junio de 1974, y demás disposiciones que se opongan a la presente ley.

Los beneficios a que refiere el artículo 1° del Decreto-Ley N° 14.214, de 27 de junio de 1974, concordantes y modificativas, podrán concederse a cualquier exportador.

Artículo 151.- La sanción de multa prevista por el artículo 11 y por el literal A) del artículo 42 de la Ley N° 15.921, de 17 de diciembre de 1987, podrá ascender a un monto máximo de $ 12.500.000 (pesos uruguayos doce millones quinientos mil) el que se reajustará el 1° de enero de cada año, por el Indice de Precios al Consumo establecido por el Instituto Nacional de Estadística.

Artículo 152.- El funcionario público que cumpla funciones de fiscalización, que fuere condenado por delito de contrabando en calidad de encubridor o en cualquier grado de participación, además de la pena prevista por el artículo 257 del Código Penal, será castigado con la pena de inhabilitación especial de dos a seis años.

Artículo 153.- El funcionario público que cumpla funciones de fiscalización, que fuere condenado por infracción fiscal de contrabando por la autoridad administrativa aduanera de menor cuantía o por la autoridad judicial competente, será considerado incurso en falta grave que dará lugar a su destitución, cumplidos los trámites del debido proceso administrativo.

Artículo 154.- Sustitúyese el literal Q) del artículo 11 de la Ley N° 17.060, de 23 de diciembre de 1998, por el siguiente:

"Q) La totalidad de los funcionarios de la Dirección Nacional de Aduanas".

Artículo 155.- Las incorporaciones de funcionarios, mediante el sistema de redistribución, a los cuadros funcionales de los escalafones de la Dirección Nacional de Aduanas, con excepción de los funcionarios del Inciso, deberán efectuarse por el último grado efectivamente ocupado del escalafón respectivo, debiendo aprobarse, previamente, una prueba de aptitud que acredite los conocimientos necesarios para el desempeño de las funciones inherentes al servicio aduanero. El Instituto de Capacitación Aduanera determinará las bases correspondientes.

Artículo 156.- Declárase que la referencia al artículo 165 de la Ley N° 16.226, de 29 de octubre de 1991, incluida en el artículo 194 de la Ley N° 16.736, de 5 de enero de 1996, refiere exclusivamente a la potestad de fiscalización de la entonces Inspección General de Hacienda, respecto de los estados contables de situación y de resultados de la Dirección General de Casinos, manteniéndose en vigencia las demás disposiciones contenidas en el citado artículo 165 de la Ley N° 16.226, de 29 de octubre de 1991.

Artículo 157.- La reglamentación dictada por el Poder Ejecutivo establecerá a qué repartición del Estado se le asigna competencia en el control de los actos y conductas prohibidos por el artículo 14 de la Ley N° 17.243, de 29 de junio de 2000, que serán sancionados de la siguiente forma:

A) Apercibimiento.

B) Apercibimiento con publicación a costa del infractor.

C) Orden de cese definitivo de los actos o conductas prohibidos y la remoción de sus efectos.

D) Multa de 500 UR (quinientas unidades reajustables) hasta 20.000 UR (veinte mil unidades reajustables) según que la infracción se califique de leve, grave o muy grave.

Las sanciones podrán aplicarse independiente o conjuntamente según resulte de las circunstancias del caso. En el caso de que la gravedad de la infracción lo amerite, podrá ordenarse el cese provisorio de los actos o conductas prohibidos, sin perjuicio de la iniciación del proceso administrativo que corresponda.

Los criterios que se tendrán en consideración para determinar la gravedad de la infracción serán el daño causado, la modalidad y alcance de la restricción de la competencia, la participación del infractor en el mercado, la duración de la práctica prohibida y la reincidencia o antecedentes del infractor.

Artículo 158.- El órgano de aplicación de las normas contenidas en los artículos 13, 14 y 15 de la Ley N° 17.243, de 29 de junio de 2000, tendrá las siguientes funciones y facultades:

A) Requerir a las autoridades nacionales o municipales y a los particulares, la documentación, información y colaboración que juzgue necesarias a los efectos de cumplir con sus cometidos y en especial, con los estudios e investigaciones de mercado que considere pertinentes.

B) Habilitar los centros especializados de arbitraje a que refiere el artículo 15 de la Ley N° 17.243, de 29 de junio de 2000.

C) Emitir opinión en los asuntos que se sometan a su consideración o que analice en el marco de su competencia e informar y asesorar respecto de acuerdos, prácticas restrictivas, decisiones de empresas y demás cuestiones relativas a la defensa de la competencia.

D) Imponer las sanciones establecidas en la presente ley.

E) Dispondrá de las más amplias facultades de investigación y fiscalización, pudiendo requerir de los organismos especializados la colaboración necesaria a los efectos de la realización de inspecciones, investigaciones, pericias, controles y comprobaciones. Podrá asimismo, requerir la comparecencia de los investigados y de terceros a los efectos de proporcionar información. Los datos e informaciones obtenidos solo podrán ser utilizados para las finalidades previstas en esta ley.

F) Solicitar en forma fundada, al Juez competente, las medidas cautelares que estime pertinentes, procedimiento en el que estará exonerado de prestar contra cautela.

G) Proyectar y someter a la consideración del Poder Ejecutivo el procedimiento pertinente, a los efectos de la constatación de la realización de los actos o las prácticas prohibidas y la aplicación de sanciones, ya sea de oficio o por denuncia de parte interesada y legitimada al respecto, garantizándose al denunciado o investigado el ejercicio del derecho de defensa.

H) Promover la celebración de acuerdos, conciliaciones o compromisos de cese, en los asuntos sometidos a su consideración.

Artículo 159.- Facúltase a la Dirección General de Comercio a no promover la vía ejecutiva judicial en aquellos casos en los cuales el monto del adeudo por aplicación de multas administrativas, no supere el equivalente a 15 UR (quince unidades reajustables).

La Dirección General de Comercio adoptará las medidas administrativas pertinentes a efectos de acumular las distintas multas que pudiesen recaer sobre un mismo deudor, a los efectos de considerar el límite cuantitativo establecido precedentemente.

Artículo 160.- Asígnase a la Unidad Ejecutora 014 "Dirección General de Comercio" del Programa 014 "Coordinación del Comercio" del Inciso 05 Ministerio de Economía y Finanzas, a partir del año 2002, una partida anual de $ 1:200.000 (pesos uruguayos un millón doscientos mil) a efectos de atender los gastos de funcionamiento que se derivan de la aplicación de la Ley N° 17.250, de 11 de agosto de 2000.

Artículo 161.- Los funcionarios de la Unidad Ejecutora 014 "Dirección General de Comercio" mantendrán como compensación de carácter personal toda retribución extraordinaria que perciben a la fecha de vigencia de la presente ley, cualquiera sea su naturaleza, financiada con recursos de rentas generales o de afectación especial, las cuales serán absorbidas por futuros ascensos o regularizaciones. Dicha compensación tendrá los aumentos que fije el Poder Ejecutivo para los sueldos de la Administración Central.

Artículo 162.- A efectos de realizar las tareas de contralor asignadas por la Ley N° 17.166, de 10 de setiembre de 1999, y el artículo 4° del Decreto 349/999, de 5 de noviembre de 1999, la Administración Nacional de Telecomunicaciones deberá enviar a la Dirección Nacional de Loterías y Quinielas la información detallada con la periodicidad requerida, de las llamadas de las líneas telefónicas asiento de los concursos o sorteos.

Artículo 163.- El Poder Ejecutivo, previo al despacho aduanero de las mercaderías y a los efectos de asegurar el crédito fiscal, podrá exigir al importador la constitución de garantía suficiente, en forma de fianza o depósito, de conformidad a lo previsto en las disposiciones que regulan los regímenes de origen, despacho y valoración aduanera de las mercaderías.

Artículo 164.- Sustitúyese el inciso 4° del artículo 189 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"Del excedente, previa deducción de las previsiones para el sueldo anual complementario y las aportaciones patronales correspondientes a las remuneraciones con cargo a dicho fondo, creado por el artículo 254 de la Ley número 15.809, de 8 de abril de 1986, será destinado hasta el 1% (uno por ciento) total del fondo para atender los gastos de funcionamiento de la Guardería Infantil del Organismo y los gastos de subvención de servicios de ese orden en todo el territorio del país, cuya contratación y establecimiento reglamentará la Dirección Nacional de Aduanas y hasta el 2.5% (dos con cinco por ciento) del total del fondo a Rentas Generales".

Artículo 165.- La Dirección Nacional de Aduanas, actuando directamente o por medio de sus oficinas dependientes expresamente delegadas, podrá realizar acuerdos con los contribuyentes en las siguientes condiciones:

1) El acuerdo solo podrá relacionarse con los tributos y las multas determinadas por la Administración, con posterioridad al desaduanamiento de las mercaderías en los casos en que su monto no pueda determinarse con exactitud.

2) La suscripción del acuerdo no libera al contribuyente de la obligación de denunciar y satisfacer la parte de los tributos reales no contemplados en el mismo.

3) La Dirección Nacional de Aduanas, en los casos del presente artículo podrá conceder prórrogas y facilidades con el régimen establecido en los artículos 32, y apartados 1° y 2° del artículo 34 del Decreto-Ley N° 14.306, de 29 de noviembre de 1974 (Código Tributario) en su redacción vigente a la fecha de la presente ley.

Los acuerdos precedentes se extenderán por acta donde comparecerá el administrado con asistencia letrada y si lo estimare pertinente, además, por contador público o despachante de aduanas o ambos. El acta, además de los citados, será suscrita por el funcionario que detecta la situación descripta en el ordinal 1° del presente artículo y el Jefe de la división, departamento u oficina a que pertenezca el funcionario. En el acta se efectuará la descripción de la situación con indicación precisa de la o las operaciones aduaneras involucradas, mención de las normas violadas o no observadas y liquidación de tributos y anexos sancionatorios y otros. Al acta se agregará copia certificada de la documentación aduanera en la que se acredita la o las operaciones constitutivas de la situación, la que se considerará parte integrante de dicha acta.

Artículo 166.- Sustitúyense los artículos 1° y 2° de la Ley N° 9.483, de 17 de julio de 1939, con la modificación introducida al primero de ellos por el inciso primero del artículo 183 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 1°.- El producido de las multas por la comisión de todo tipo de infracción aduanera, será distribuido del modo siguiente:

A) El 40% (cuarenta por ciento) para quien o quienes hayan denunciado la infracción.

B) El 30% (treinta por ciento) entre todos los funcionarios de la Dirección Nacional de Aduanas que efectivamente presten funciones en la misma, a prorrata de las retribuciones básicas y de compensación máxima al grado.

Las sumas a distribuirse entre los funcionarios de la Dirección Nacional de Aduanas conforme a lo dispuesto precedentemente, estarán comprendidas en la limitación establecida por el inciso 1° del artículo 105 de la llamada Ley Especial N° 7, de 23 de diciembre de 1984, pudiendo el Poder Ejecutivo establecer nuevos topes a la retribución de las situaciones exceptuadas.

Exceptúase de lo dispuesto en este artículo la multa prevista en el inciso 1° del artículo 254 de la Ley N° 13.318, de 28 de diciembre de 1964, en la redacción dada por el artículo 154 de la Ley N° 16.320, de 1° de noviembre de 1992.

Establécese que el producido de las multas y la distribución dispuesta en los literales A) y B) precedentes, revisten carácter salarial cuando están destinadas a funcionarios públicos y que el mismo debe financiar los aportes patronales y aguinaldos correspondientes.

C) Un 15% (quince por ciento) destinado a la formación de un fondo para el fortalecimiento operativo de la represión del contrabando debiendo aplicarse a erogaciones directamente relacionadas con tal fin.

La distribución de la partida se realizará entre los programas 001 "Administración de Recursos de Apoyo a la Conducción Económico-Financiera" y 007 "Recaudación de Renta Aduanera y Contralor del Tránsito Aduanero de Bienes" del Inciso 05, y en los diversos objetos del gasto y será autorizada anualmente por el Ministro de Economía y Finanzas, pudiendo realizar las modificaciones necesarias dentro del ejercicio. La Contaduría General de la Nación habilitará los créditos correspondientes.

El Ministerio de Economía y Finanzas podrá autorizar en los referidos programas la formación de un grupo de funcionarios públicos destinado a realizar o complementar las actuales tareas de represión del contrabando y control de tránsito de mercaderías. Este grupo podrá funcionar en ambos programas y no estará constituido por más de cincuenta funcionarios.

A estos efectos el Ministerio de Economía y Finanzas podrá solicitar el pase en comisión de funcionarios al amparo del régimen dispuesto por el artículo 40 de la Ley N° 16.320, de 1° de noviembre de 1992.

Estos funcionarios tendrán las mismas obligaciones, facultades y derechos que los funcionarios aduaneros, durante el término de su comisión.

Dichos funcionarios podrán ser compensados con cargo a Rentas Generales. Tales compensaciones serán dispuestas por los jerarcas de los programas citados y serán a término y esencialmente revocables sin expresión de causa. Las retribuciones totales de estos funcionarios no podrán superar el monto de veintinueve salarios mínimos nacionales a valores de 1° de enero de 2000.

D) Un 15% (quince por ciento) dirigido al fortalecimiento tecnológico de la Dirección Nacional de Aduanas, la que presentará anualmente al Ministerio de Economía y Finanzas para su aprobación un plan de proyectos de inversión que incluirán exclusivamente tecnología destinada a detección de presuntas infracciones aduaneras y control de tránsito de mercaderías. Tales proyectos deberán contar con el informe previo y favorable de la Oficina de Planeamiento y Presupuesto".

Artículo 167.- Sustitúyese el artículo 202 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 188 de la Ley N° 16.736 del 5 de enero de 1996, por el siguiente:

"ARTICULO 202.- La mercadería incautada en presunta infracción aduanera que haya sido comercializada, para ser ingresada al mercado interno, deberá abonar todos los tributos que gravan a la importación de acuerdo a su valor normal en aduana.

Los fondos depositados con el producido de dicha comercialización, una vez deducidos los gastos se distribuirán de la siguiente manera:

a) el 20% (veinte por ciento) para el Fondo creado por los artículos 242, 243 y 254 de la Ley N° 15.809 de 8 de abril de 1986;

b) el 50% (cincuenta por ciento) para el denunciante como adjudicación;

c) el 30% (treinta por ciento) restante se verterá a Rentas Generales en concepto de multa.

Las sumas que se adjudican en sustitución de comisos que hayan sido comercializados, no tendrán naturaleza salarial.

Facúltase al Poder Ejecutivo a que en cualquier estado de los procedimientos, mientras no se haya hecho efectiva la comercialización de la mercadería incautada, disponga mediante resolución fundada y con comunicación fehaciente a la autoridad competente:

1) que la comercialización sólo se realice con destino al mercado externo;

2) que la mercadería deberá salir a la venta con el valor base que se establezca en la respectiva resolución.

Asimismo y sólo en el caso que se haya frustrado la venta de la mercadería en remate por falta de oferentes, el Poder Ejecutivo podrá solicitar a la autoridad competente que la mercadería sea donada o destruida. En este caso, el Poder Ejecutivo, una vez declarada la infracción aduanera por acto administrativo firme o sentencia ejecutoriada, según corresponda, abonará a los denunciantes en concepto de adjudicación por sustitución del comiso, el equivalente al 20% (veinte por ciento) del valor normal de la mercadería en aduana con cargo al saldo de lo dispuesto en el literal c) precedente.

Lo dispuesto en los incisos precedentes será de aplicación para los casos de mercadería declarada en abandono".

Artículo 168.- Sustitúyese el inciso tercero del artículo 254 de la Ley N° 13.318, de 28 de diciembre de 1964, en la redacción dada por el artículo 495 de la Ley N° 14.106, de 14 de marzo de 1973, por el siguiente:

"El comiso comprenderá también: las embarcaciones menores; los vehículos; las aeronaves privadas, particulares, no destinadas, por lo tanto, al transporte aéreo con fines comerciales, de pasajeros, correo o carga, procediéndose respecto de las mismas de acuerdo por lo establecido por el artículo 500 de la Ley N° 13.892, de 19 de octubre de 1970; los cargueros, animales, utensilios e instrumentos empleados para la conducción o transporte de las mercaderías o efectos (comiso secundario); salvo que se pruebe por los propietarios, su desconocimiento o falta de participación o intervención en el fraude imputado. Cuando por estas circunstancia o por otra cualquiera, no pueda efectuarse el comiso secundario, se condenará al infractor al pago del valor comercial del mismo. Se presume el conocimiento, participación o intervención del propietario cuando este o sus dependientes se encontraban en el mismo vehículo de transporte al momento de su detención y la mercadería o efectos objeto del comiso principal no se encontraban ocultas en secretos o dobles fondos u otra forma de clandestinidad.

Si existiera una diferencia apreciable del valor entre el comiso secundario y las mercaderías o efectos en infracción y los responsables de esta no han sido anteriormente sancionados por ilícitos aduaneros, ni la mercadería ha sido encontrada en forma que escape a la fiscalización usual, ocultas en secretos o dobles fondos, la autoridad podrá sustituir el comiso secundario por una multa de cinco a veinte veces el valor comercial de las mercaderías o efectos mencionados".

Artículo 169.- Las denuncias de infracciones aduaneras podrán ser efectuadas por cualquier particular que esté en conocimiento de las mismas, ante la autoridad judicial o aduanera más inmediata.

La reglamentación que apruebe el Poder Ejecutivo establecerá el procedimiento para la presentación de la denuncia por parte de un particular ante las autoridades aduaneras, de conformidad con los criterios previstos en el artículo 269 de la Ley N° 13.318, de 28 de diciembre de 1964 y asegurando la confidencialidad de los datos personales del denunciante hasta el momento de la clausura del proceso o de la correspondiente adjudicación, de acuerdo a lo dispuesto por el artículo 202 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 167 de la presente ley.

Artículo 170.- Respecto del procedimiento aduanero de valoración y verificación, habilítase al Poder Ejecutivo a admitir el asesoramiento de representantes técnicos de los sectores comercial, industrial y agropecuario.

Artículo 171.- Los inventarios del estado de conservación de la finca que se efectúen antes de la suscripción de los contratos de arrendamiento con la fianza del Servicio de Garantía de Alquileres y los que se realicen antes de la restitución de la finca, podrán ser efectuados por el arrendador cuando sea una inmobiliaria o empresa administradora de bienes inmuebles. En el respectivo contrato deberá estar establecida expresamente tal facultad. En este caso, los referidos inventarios se realizarán de acuerdo con los requisitos que establezca la reglamentación a propuesta del Servicio de Garantía de Alquileres. El arrendatario deberá ser citado por telegrama colacionado con constancia de entrega u otro medio auténtico, a presenciar la confección de los inventarios, pudiendo plantear las observaciones del caso ante el Servicio de Garantía de Alquileres, que podrá efectuar inspecciones en forma aleatoria y adoptar las medidas pertinentes, a efectos de garantizar los derechos de las partes intervinientes.

Artículo 172.- Toda decisión judicial con autoridad de cosa juzgada que implique la condena por contrabando u otra infracción aduanera, deberá ser publicada en dos diarios de circulación nacional y otro del Departamento en donde se cometió el ilícito, en caso de que hubiere ocurrido en el interior del país. La publicación deberá contener mención de monto, infractor, objetos o mercaderías que configuraron el ilícito.

Artículo 173.- En los casos en que la Contaduría General de la Nación haya recibido en forma judicial o administrativa las llaves de la finca arrendada con su garantía y la misma fuera ocupada nuevamente por el ex arrendatario o por terceras personas, podrá:

a) Promover acción de desalojo sin inspección ocular previa con plazo de quince días corridos, siendo válida la citación y emplazamiento a los ocupantes, sin necesidad de ser individualizados.

   El decreto de desalojo no admitirá ninguna excepción, tercería, ni recurso alguno.

   El lanzamiento fijado no podrá ser objeto de prórroga y será irrecurrible.

   Cuando el inmueble se hubiese recibido judicialmente, el Juzgado competente para entender en las acciones contra los ocupantes será el mismo que intervino anteriormente.

b) Formular denuncia penal por la figura delictiva prevista en el numeral 1° del artículo 354 del Código Penal.

   El Juzgado Penal dentro de las 48 horas, constatará quienes son los ocupantes y dispondrá la desocupación de la finca en el plazo de 24 horas, exista o no procesamiento.

Artículo 174.- Todos los créditos y reclamaciones contra el Servicio de Garantía de Alquileres de la Contaduría General de la Nación originados en los cometidos que presta, caducarán al año contado desde la fecha de su exigibilidad. Esta caducidad operará por períodos mensuales.

Tratándose de solicitudes de reintegro por parte de los arrendadores por concepto de gastos comunes, impuestos municipales y otros consumos accesorios a la locación, sólo se admitirán cuando correspondiere, reclamos de hasta dos meses por mes. Se acreditará previamente haber realizado gestiones de cobro en forma fehaciente.

Artículo 175.- Derógase la atribución de titularidad y disponibilidad de Fondos Públicos dispuesta por el inciso primero del artículo 234 de la Ley N° 15.809, de 8 de abril de 1986, a favor del programa "Recaudación de Impuestos" a cargo de la Unidad Ejecutora 05 "Dirección General Impositiva" del Inciso 05.

La Contaduría General de la Nación habilitará en el citado Programa con cargo a Rentas Generales y con la misma finalidad, un crédito anual sustitutivo de los fondos cuya titularidad y disponibilidad quedan derogadas por el inciso anterior, el que será equivalente al límite establecido en el artículo 147 de la Ley N° 16.320, de 1° de noviembre de 1992, o al monto habilitado en el año que finalizó en el mes de setiembre de 2000, actualizado y proporcionado a la cantidad de funcionarios, según el mayor.

En caso de insuficiencia del crédito del Ejercicio 2000 para cubrir el límite dispuesto en el artículo 147 de la Ley N° 16.320, de 1° de noviembre de 1992, se regularizará con la habilitación de la partida correspondiente con cargo a Rentas Generales.

Habilítase un incremento de crédito de $ 4:388.000 (pesos uruguayos cuatro millones trescientos ochenta y *ocho mil) anuales, destinado al pago de horas extras en el Programa 05 del Inciso 05.*

Artículo 176.- Sustitúyese el artículo 16 de la Ley N° 9.624, de 15 de diciembre de 1936, en la redacción dada por el artículo 123 de la Ley N° 16.226 de 29 de octubre de 1991, por el siguiente:

"ARTICULO 16.- La liquidación formulada por el Servicio de Garantía de Alquileres de la Contaduría General de la Nación, de los alquileres, consumos, tributos y desperfectos que adeuden o hayan quedado adeudando sus afianzados y obligados solidarios constituirá título ejecutivo sin otro requisito ni intimación judicial previa. En virtud de dicho título, sin perjuicio de las demás acciones que correspondan por falta de pago de arrendamientos y accesorios, podrá pedirse la traba de embargo en forma genérica o específica y sobre la tercera parte de los sueldos, jornales, pasividades, pensiones o retiros de cualquier índole que perciban, en cantidad suficiente para cubrir el importe de la deuda pendiente y la que se genere con posterioridad, con más un 30% (treinta por ciento) que incluirá las costas y costos del juicio.

También constituirán título ejecutivo sin necesidad de otro requisito ni intimación judicial previa, las resoluciones dictadas por el Servicio de Garantía de Alquileres de la Contaduría General de la Nación que contengan la obligación de pagar cantidad líquida y exigible a cargo de los arrendadores, transcurridos diez días a partir del siguiente a su notificación.

A esos efectos se tendrá como único domicilio judicial o extrajudicial válido el denunciado por el arrendador y el arrendatario en el contrato de arrendamiento o el constituido por el fiador solidario en vía administrativa.

De comprobarse por el Servicio de Garantía de Alquileres que el domicilio denunciado es inexistente o inubicable se tendrá como válido a todos los efectos judiciales y administrativos, el domicilio contractual o el declarado en vía administrativa por el obligado solidario".

Artículo 177.- Agrégase al artículo 6° de la Ley N° 9.624, de 15 de diciembre de 1936, el inciso siguiente:

"Quedan exceptuados de la fianza estatal los daños que se produzcan en el inmueble arrendado, provenientes de hurto, dolo, incendio o siniestro".

Artículo 178.- Para la inscripción de Planos de Mensura y el trámite de toda modificación parcelaria de inmuebles urbanos que se realice ante la Dirección Nacional de Catastro, deberá adjuntarse una Declaración Jurada de Caracterización Urbana por cada unidad catastral resultante de la operación catastral de que se trate.

Las Declaraciones Juradas de Caracterización Urbana contendrán los datos necesarios para el mantenimiento al día de las Bases de Datos Catastrales verificando la existencia y caracterización de construcciones en cada fracción resultante, debiendo ser firmada por el propietario y por profesional Arquitecto o Ingeniero Agrimensor.

En inmuebles urbanos se sustituirá la presentación de los planos de construcción para la inscripción de mejoras (obra nueva o regularización) por la presentación de una Declaración Jurada de Caracterización Urbana.

Las infracciones que se constaten en las declaraciones que se presenten, serán pasibles de las penas de que trata el artículo 239 del Código Penal.

Las mejoras a construir se incorporarán a un archivo transitorio el que se incorporará a la Base de Datos Catastral para el ejercicio fiscal siguiente a los cinco años a partir de la fecha de presentación. El período indicado podrá ser interrumpido y prorrogado por otros cinco años, de presentarse una nueva Declaración Jurada de Caracterización Urbana que contendrá las características del edificio construido hasta el momento.

Para la inscripción en la Dirección General de Registros de toda escritura de traslación o constitución de dominio e hipoteca, así como para la inscripción de compromisos de compraventa de bienes urbanos y suburbanos, se requerirá la constancia de haber presentado una Declaración Jurada de Caracterización Urbana en la Dirección Nacional de Catastro con antigüedad no mayor a cinco años. Tratándose de Unidades de Propiedad Horizontal Ley N° 10.751, esta antigüedad se extenderá a 10 años.

El Poder Ejecutivo establecerá las características de las Declaraciones Juradas de Caracterización Urbana y su forma de presentación, en el plazo de 180 días.

Artículo 179.- Modifícase el inciso primero del artículo 1° del Decreto-Ley N° 14.261, de 3 de setiembre de 1974, por el siguiente:

"Los edificios cuyos permisos de construcción hayan sido autorizados antes del 1° de enero de 1995, que cumplan las condiciones establecidas en el artículo 1° de la Ley N° 10.751, de 25 de junio de 1946, y los requisitos previos determinados en el artículo 5° de la presente, podrán ser incorporados al régimen de la citada ley, siempre que sus unidades tengan como superficie mínima continua o discontinua 32 m2 (treinta y dos metros cuadrados) si su destino es de habitación y 12 m2 (doce metros cuadrados) si se trata de locales no destinados a habitación".

Artículo 180.- La Dirección Nacional de Catastro, cuando considere que la información contenida en un plano de mensura registrado no satisface los requerimientos técnicos que la normativa en la materia establezca con posterioridad a su inscripción, podrá exigir la presentación a registro de un documento que contemple tales requisitos.

Artículo 181.- Facúltase al Poder Ejecutivo a autorizar a la Dirección General de Casinos a contratar al personal mínimo imprescindible a los efectos de cubrir las necesidades que generen las nuevas salas con cargo a los fondos de libre disponibilidad de esta Unidad Ejecutora.

Artículo 182.- .Las utilidades líquidas que obtuviere la Dirección General de Casinos, en la explotación de los Casinos y Salas de Esparcimientos que instale en el período comprendido entre la vigencia de la presente ley y el 31 de diciembre de 2004 se distribuirá en la siguiente forma:

a) El 40% (cuarenta por ciento), para las Intendencias Municipales de los Departamentos sedes del respectivo establecimiento, con destino a obras públicas.

b) El 10% (diez por ciento), para el Instituto Nacional de Alimentación, con destino a la atención de los comedores públicos.

c) El 5% (cinco por ciento), para el Ministerio de Turismo, para el cumplimiento de sus cometidos.

d) El 3% (tres por ciento), para el fondo de Previsión creado por el literal A) del artículo 3º, de la Ley Nº 13.453, de 2 de diciembre de 1965.

e) El 1,1% (uno con uno por ciento), para el Fondo creado por el artículo 169 de la Ley Nº 16.170, de 28 de diciembre de 1990 y modificativas.

f) El 40,9% (cuarenta con nueve por ciento), para Rentas Generales.

Para el cálculo y la distribución del Fondo previsto en el artículo 51 de la Ley Nº 16.462, de 11 de enero de 1994, con la modificación dispuesta en el artículo 170 de la Ley Nº 16.736, de 5 de enero de 1996, no se tendrán en cuenta el Casino del Estado "Horacio Quiroga" ni los establecimientos previstos en el presente artículo.

Artículo 183.- Las partidas asignadas por planillado presupuestal al Inciso 05 "Ministerio de Economía y Finanzas", programa 001 "Administración de Recursos de Apoyo a la Conducción Económico-Financiera", Objetos del Gasto 581 "Transferencias Corrientes a Organismos Internacionales", y 262 "Impuestos Indirectos", podrán ser reasignadas en forma total o parcial por el jerarca del Inciso al grupo 0 "Servicios Personales" en cualquiera de los programas del Inciso, con destino a compensar a los funcionarios que desempeñen tareas prioritarias para el cumplimiento de los cometidos sustantivos del mismo y con un alto grado de especialización y dedicación, de acuerdo con la reglamentación que apruebe el Poder Ejecutivo.

La referida reasignación no podrá generar aumento del costo presupuestal ni de caja.

INCISO 06

MINISTERIO DE RELACIONES EXTERIORES

Artículo 184.- Los cargos de los funcionarios del escalafón A comprendidos a la fecha de la presente ley en lo dispuesto por el artículo 44 del Decreto-Ley 14.206, de 6 de junio de 1974, en la redacción dada en el artículo 123 de la Ley N° 15.903, de 10 de noviembre de 1987, al vacar se transformarán en cargos del escalafón M, en el grado 05, Ministro Consejero, con reserva de los primeros cuatro cargos que vaquen, correspondientes tres al grado 16 -Asesor Abogado I y uno al grado 16- Asesor I Contador, a efectos de garantizar la movilidad en el escalafón A y la eficaz prestación de los servicios de apoyo profesional.

La provisión de estas cuatro vacantes será atendida con los profesionales del escalafón A no comprendidos en las normas habilitantes citadas para el desempeño de funciones en el Servicio Exterior.

Artículo 185.- Sustitúyense los incisos primero y segundo del artículo 45 del Decreto-Ley N° 14.206, de 6 junio de 1974, en la redacción dada por el artículo 49 del Decreto-Ley N° 15.167, de 6 de agosto de 1981, y por el artículo 280 de la Ley N° 15.809, de 8 de abril de 1986, por los siguientes:

"Los funcionarios presupuestados o contratados del Ministerio de Relaciones Exteriores pertenecientes al escalafón C Administrativo con un cargo o función de Administrativo II como mínimo, escalafón B Técnico Profesional y escalafón D Especializado, con un mínimo de cinco años de antigüedad en dicho Inciso podrán previa evaluación de sus calificaciones y otros méritos habilitantes, ser destinados a prestar funciones administrativas y técnicas en las misiones diplomáticas, oficinas consulares o delegaciones permanentes de la República en el exterior.

En esta situación no podrán encontrarse simultáneamente más de doce funcionarios. El plazo de permanencia en el exterior no excederá de tres años pudiendo ser prorrogable por un año en los casos en que así lo requieran las necesidades del servicio. Estos funcionarios no podrán ser destinados nuevamente al exterior, hasta después de transcurridos diez años de su regreso a la República. El Poder Ejecutivo en un plazo de noventa días reglamentará la presente disposición".

Artículo 186.- Sin perjuicio de lo dispuesto en el artículo 179 de la presente ley el Ministerio de Relaciones Exteriores podrá asimismo, cuando existan vacantes en el personal contratado localmente en las misiones diplomáticas o consulares en el exterior, asignar -en comisión de servicio a término- a funcionarios de los escalafones referidos en el citado artículo. Dichos funcionarios tendrán prioridad para tal comisión y percibirán una retribución, que será atendida con la partida de gastos de contratación de auxiliares de la misión y no podrá ser superior a la del funcionario local que sustituyen. Tendrán derecho a la reserva de su cargo, mientras dure la comisión de servicio en el exterior. El Ministerio de Relaciones Exteriores abonará únicamente los gastos de sus pasajes de ida y vuelta a la ciudad de destino.

(*) Texto corregido por Decreto 170/001

El Poder Ejecutivo reglamentará la presente disposición estableciendo la nómina de destinos abarcada por la misma, la que no superará un máximo de seis misiones simultáneas. Asimismo establecerá los criterios que aseguren la procedencia de tal contratación, la igualdad de oportunidades, así como los criterios y pautas de selección y aptitud de los funcionarios.

En ningún caso la aplicación de la presente norma podrá afectar el regular funcionamiento de las respectivas dependencias del Ministerio de Relaciones Exteriores.

Artículo 187.- Sustitúyese el inciso segundo del artículo 203 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"El Instituto se comunicará y coordinará con el Poder Ejecutivo a través del Ministerio de Relaciones Exteriores".

Artículo 188.- Sustitúyense los literales A) y B) del artículo 205 y el inciso segundo del artículo 206 de la Ley N° 16.736, de 5 de enero de 1996, por los siguientes:

"A) Un representante del Ministerio de Relaciones Exteriores, que lo presidirá.

B) Un representante del Ministerio de Economía y Finanzas".

"El Director Ejecutivo del Instituto de Promoción de la Inversión y las Exportaciones de Bienes y Servicios será designado por el Poder Ejecutivo a propuesta del Ministerio de Relaciones Exteriores, y durará en sus funciones hasta que se formule nueva propuesta y designación".

Artículo 189.- Asígnase al Inciso 06 "Ministerio de Relaciones Exteriores" una partida anual de $ 3.333.600 (pesos uruguayos tres millones trescientos treinta y tres mil seiscientos) a partir del ejercicio 2000 para atender los gastos de funcionamiento del edificio sede del Mercado Común del Sur (MERCOSUR).

Artículo 190.- La referencia al Ministerio de Economía y Finanzas hecha en los artículos 208 y 212 de la Ley N° 16.736, de 5 de enero de 1996, se entenderá realizada al Ministerio de Relaciones Exteriores.

Artículo 191.- Sustitúyese el artículo 215 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 215.- Habilítase una partida anual de $ 4.648.000 (pesos uruguayos cuatro millones seiscientos cuarenta y ocho mil) destinada al funcionamiento del Instituto y a la promoción de la inversión de la exportación de bienes y servicios. En caso de insuficiencia, el Instituto presentará una propuesta anual de asistencia del Estado que se financiará con cargo a Rentas Generales y estará sujeta a las disponibilidades del Tesoro".

Artículo 192.- Los créditos reseñados en el artículo 726 de la Ley N° 16.736, de 5 de enero de 1996, podrán ser utilizados en un 40% (cuarenta por ciento) para el mejor cumplimiento de las funciones, actividades y metas programáticas identificadas por el Inciso, que sean desempeñadas por los funcionarios del escalafón A del Ministerio de Relaciones Exteriores que no se encuentren comprendidos en el artículo 44 del Decreto-Ley N° 14.206, de 6 de junio de 1974, con el objetivo de lograr una gerencia profesional permanente y especializada.

A los efectos del presente artículo no será de aplicación lo dispuesto en el artículo 26 de la Ley N° 16.170, de 28 de diciembre de 1990, y sus modificativas, y artículo 105 de la llamada Ley Especial N° 7, de 23 de diciembre de 1983.

INCISO 07

MINISTERIO DE GANADERÍA, AGRICULTURA Y PESCA

Artículo 193.- Habilítase una partida para el funcionamiento del Programa 001, Unidad Ejecutora 001 "Administración Superior" del Ministerio de Ganadería, Agricultura y Pesca, de un monto anual de $ 11.620.000 (pesos uruguayos once millones seiscientos veinte mil).

Dicha partida será distribuida en los siguientes objetos del gasto:

199	$	790.160
299	$	1:400.000
399	$	133.840
521	$	9:296.000

La partida asignada al objeto 521 podrá ser reasignada al grupo 0 "Servicios Personales" con destino a compensar a los funcionarios que desempeñan tareas prioritarias para el cumplimiento de los cometidos sustantivos del mismo, y con un alto grado de especialización y dedicación.

Artículo 194.- Fíjase en el Programa 001, Unidad Ejecutora 001 "Administración Superior" del Ministerio de Ganadería, Agricultura y Pesca, la partida anual prevista por el inciso 1° del artículo 89 de la Ley N° 16.002, de 25 de noviembre de 1988, en la redacción dada por el artículo 602 de la Ley N° 16.170, de 28 de diciembre de 1990 en la suma de $ 929.600 (pesos uruguayos novecientos veintinueve mil seiscientos).

Artículo 195.- Créase en el Ministerio de Ganadería, Agricultura y Pesca, Programa 001, Unidad Ejecutora 001 "Administración Superior" una Unidad que evalúe proyectos y promueva actividades agropecuarias que, con un manejo sostenible de los recursos naturales contribuyan a mejorar el balance neto de emisiones de gases de efecto invernadero.

Artículo 196.- Habilítase una partida anual de Rentas Generales de $ 1:200.000 (pesos uruguayos un millón doscientos mil) en el Programa 001, Unidad Ejecutora 001 "Dirección General de Secretaría" del Inciso 07 Ministerio de Ganadería, Agricultura y Pesca, con destino al apoyo de instituciones que realicen acciones vinculadas al fomento promoción y desarrollo de la juventud rural.

Artículo 197.- Sustitúyese el artículo 264 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 264.- Salvo autorización expresa escrita de los Directores de las unidades ejecutoras, los funcionarios del Ministerio de Ganadería, Agricultura y Pesca, que en razón del ejercicio de sus funciones de contralor obtuvieran informaciones, están obligados a guardar secreto acerca de las mismas.

Asimismo, deberán mantener reserva de las actuaciones administrativas o judiciales de las que tengan conocimiento.

Sin perjuicio de lo anterior y cuando así se solicite, dichas informaciones deberán ser comunicadas a las autoridades jurisdiccionales, al Poder Legislativo y a otros organismos de acuerdo con la normativa vigente.

La presente disposición no afectará la difusión de datos globales o estadísticos sin mención expresa a ningún administrado".

Artículo 198.- Modifícase la denominación del programa 002, unidad ejecutora 002 "Instituto Nacional de Pesca" del Ministerio de Ganadería, Agricultura y Pesca, el que pasará a llamarse "Dirección Nacional de Recursos Acuáticos".

Artículo 199.- Decláranse inembargables los permisos de pesca otorgados por el Poder Ejecutivo y prohíbese la adopción de toda medida que impida sus legítimos poderes de administración sobre los recursos vivos acuáticos.

Artículo 200.- Facúltase al Ministerio de Ganadería, Agricultura y Pesca a reglamentar la expedición de permisos de caza en otras dependencias estatales o en locales comerciales que giren en el ramo de armería, sin perjuicio de la expedición de los mismos en las oficinas habilitadas de esa Secretaría de Estado.

Artículo 201.- Asígnase al Ministerio de Ganadería, Agricultura y Pesca una partida anual de $ 406.700 (pesos uruguayos cuatrocientos seis mil setecientos), con destino a atender las cuotas de contribución al Comité de Sanidad Vegetal del Cono Sur (COSAVE).

Artículo 202.- Asígnase al Ministerio de Ganadería, Agricultura y Pesca una partida de $ 402.982 (pesos uruguayos cuatrocientos dos mil novecientos ochenta y dos), por única vez, con destino a atender las contribuciones adeudadas en el período 1995-1999 al Comité de Sanidad Vegetal del Cono Sur (COSAVE).

Artículo 203.- Sustituyese el inciso quinto del numeral 3°) del artículo 285 de la Ley N° 16.736, de 5 de enero de 1996, por los siguientes:

"El importe de las multas, de los decomisos fictos y del producido de la venta de los decomisos efectivos constituirán recursos de libre disponibilidad de las unidades ejecutoras de la Secretaría de Estado.

Hasta el 50% (cincuenta por ciento) de los mismos podrá ser distribuido entre los funcionarios actuantes en la constatación de la infracción, con excepción de aquéllos que cumplan funciones de dirección de unidades ejecutoras o divisiones, en la forma, monto y condiciones que determine la reglamentación.

Deróganse todas las normas legales y reglamentarias que establezcan una distribución distinta del producto de las sanciones".

Artículo 204.- Facúltase a la Dirección Nacional de Recursos Acuáticos, previa conformidad del Ministerio de Ganadería, Agricultura y Pesca para proceder a la designación o la contratación, si correspondiere, de observadores técnicos nacionales para embarcar en los buques pesqueros a efectos del cumplimiento de las tareas de observación y documentación de las operaciones de pesca, de proceso industrial, investigación y suministro de toda la información científica, biológica y técnica que le sea requerida por la Dirección.

Artículo 205.- El Presidente de la República en acuerdo con los Ministerios de Ganadería, Agricultura y Pesca y de Economía y Finanzas y previo informe favorable de la Oficina de Planeamiento y Presupuesto fijará anualmente el importe que por concepto de viáticos por días de navegación percibirán los observadores a que refiere el artículo anterior. Dicho importe será fijado teniendo en cuenta las características, condiciones y términos de las campañas a ser realizadas por la embarcación de que se trata y será abonado por los titulares de permisos de pesca a la Dirección Nacional de Recursos Acuáticos del Ministerio de Ganadería, Agricultura y Pesca en la forma y condiciones que establezca la reglamentación. Los titulares de permisos de pesca estarán obligados asimismo a proporcionar alojamiento y alimentación a los citados observadores.

Artículo 206.- Sustitúyense los incisos tercero y cuarto del Artículo 275 de la Ley N° 16.736, de 5 de enero de 1996, por los siguientes:

"El monto de la tasa se graduará entre un mínimo de 1 UR (una Unidad Reajustable) y un máximo de 50 UR (cincuenta Unidades Reajustables).

Facúltase al Poder Ejecutivo para que, conforme a la normativa vigente en la materia, proceda a graduar el monto de la tasa entre los mínimos y máximos establecidos en el inciso anterior, en función, según sea el caso, de la o las especies a cazar, el cupo de ejemplares, la extensión del período de vigencia del permiso y a exonerar de la tasa a la expedición de permisos de caza de las especies declaradas plagas, cuando sean consideradas especialmente dañinas para la economía nacional".

Artículo 207.- Habilítase una partida de Rentas Generales para el funcionamiento del Programa 003 Unidad Ejecutora 003 "Dirección General de Recursos Naturales Renovables", del Ministerio de Ganadería, Agricultura y Pesca por un monto anual de $ 2:500.000 (pesos uruguayos dos millones quinientos mil).

Artículo 208.- Habilítase en la órbita del Programa 05 "Dirección General de Servicios Ganaderos" del Ministerio de Ganadería, Agricultura y Pesca una partida anual de $ 6:972.000 (pesos uruguayos seis millones novecientos setenta y dos mil) con destino al financiamiento de las actividades propias de los distintos departamentos y áreas de actividad de la División de Laboratorios Veterinarios del Programa, así como las actividades previstas en el artículo 13 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 209.- Habilítase una partida anual de hasta $ 90:074.754 (pesos uruguayos noventa millones setenta y cuatro mil setecientos cincuenta y cuatro) en el Grupo 0 "Servicios Personales" del Programa 005 "Servicios Ganaderos", del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", con destino a abonar compensaciones a los funcionarios asignados al sistema de control de las condiciones de sanidad animal, higiene e inocuidad de carnes, productos cárnicos y derivados, en los términos que establezca la reglamentación.

El monto nominal de dichas compensaciones no podrá ser superior al monto vigente al primero de enero de 2000 y se ajustará en las mismas oportunidades en que se ajusten las remuneraciones de los funcionarios de la Administración Central.

Sustitúyese el inciso final del artículo 421 de la Ley N° 13.892, de 19 de octubre de 1970, en la redacción dada por el artículo 319 de la Ley N° 15.809, de 8 de abril de 1986, y por el artículo 36 de la Ley N° 16.697, de 25 de abril de 1995, el que quedará redactado de la siguiente forma:

"La recaudación será vertida a Rentas Generales".

Artículo 210.- Asígnase una partida anual de $ 9:300.000 (pesos uruguayos nueve millones trescientos mil), al Fondo de Apoyo a la Citricultura creado por la Ley N° 16.332, de 26 de noviembre de 1992.

Artículo 211.- Habilítase una partida anual de Rentas Generales de $ 3:718.400 (pesos uruguayos tres millones setecientos dieciocho mil cuatrocientos) para operar el Buque de Investigaciones "Aldebarán", en el programa 002, unidad ejecutora 002 "Dirección Nacional de Recursos Acuáticos" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca".

Artículo 212.- Desígnase a la Dirección Nacional de Recursos Acuáticos del Ministerio de Ganadería, Agricultura y Pesca como única entidad habilitada para extender los certificados de origen de los productos provenientes de la pesca y caza acuática.

Artículo 213.- Interprétase que los fondos permanentes de indemnización establecidos legalmente, cuya recaudación corresponde a esta Secretaría de Estado, deberán ser utilizados para el cumplimiento de sus fines.

El Ministerio de Ganadería, Agricultura y Pesca, por resolución fundada determinará las prioridades específicas inherentes, pudiendo vincular el producido de dichos fondos al cumplimiento de actividades conexas al mismo, con excepción de retribuciones personales.

Artículo 214.- El pago de la compensación por embarque del personal afectado a las tareas desarrolladas por los buques de investigación así como sus correspondientes aportes a la seguridad social serán financiados con los recursos generados por la Dirección Nacional de Recursos Acuáticos.

Artículo 215.- El Poder Ejecutivo reglamentará la certificación de productos agrícolas orgánicos y/o provenientes de sistemas de producción de agricultura integrada.

La certificación será efectuada por el Ministerio de Ganadería, Agricultura y Pesca, a través de la Dirección General de Servicios Agrícolas o por entidades de certificación oficialmente reconocidas y registradas ante la misma de acuerdo a los requerimientos que establezca la reglamentación.

Artículo 216.- Encomiéndase al Instituto Nacional de Carnes (INAC) la presentación de un proyecto de ley con la actualización de sus funciones en un plazo no mayor a noventa días.

Habilítase al INAC a establecer una reglamentación en la que ajuste a las modernas necesidades del mercado y la producción el mayor o menor cumplimiento de sus controles y competencias.

Artículo 217.- Derógase el inciso primero del artículo 22 de la Ley N° 16.211, de 1° de octubre de 1991.

Artículo 218.- Decláranse de interés nacional los programas, estudios, investigaciones y acciones emprendidas en cumplimiento del Decreto-Ley N° 15.239, de 23 de diciembre de 1981, y del Decreto 284/990, de 21 de junio de 1990, relativos a la promoción y regulación del uso y conservación de suelos y de las aguas superficiales destinadas a uso con fines agropecuarios.

Artículo 219.- Créase en el Inciso 07 Ministerio de Ganadería, Agricultura y Pesca, el Programa 008 "Programa Forestal", cuya Unidad Ejecutora será la Dirección General Forestal.

Los cometidos de dicha Unidad Ejecutora serán los actualmente asignados a la División forestal de la Dirección General de Recursos Naturales Renovables, así como los previstos en los artículos 24, literal b) y 25 inciso 2) de la Ley N° 15.939, de 28 de diciembre de 1987 y artículo 273, inciso 2 de la Ley N° 16.170, de

28 de diciembre de 1990 en la redacción dada por el artículo 211 de la Ley N° 16.320, de 1° de noviembre de 1992 y normas reglamentarias correspondientes.

Será aplicable a la Dirección General Forestal lo dispuesto por el artículo 185 de la Ley N° 16.226, de 29 de octubre de 1991.

La Contaduría General de la Nación, a propuesta del Ministerio de Ganadería, Agricultura y Pesca, transferirá los créditos presupuestales y los cargos y contratos de función pública necesarios para su funcionamiento, del Programa 003 "Recursos Naturales Renovables".

Artículo 220.- Créase en el Programa 008 Unidad Ejecutora 008 "Dirección General Forestal" del Inciso 07 Ministerio de Ganadería, Agricultura y Pesca el cargo de particular confianza "Director General de la Dirección General Forestal". Su retribución será la establecida por el Literal f) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

Artículo 221.- Sustitúyese el inciso segundo del literal B) del artículo 284 de la Ley N° 16.736, de 5 de enero de 1996, el que quedará redactado de la siguiente forma:

"La partida de $ 11:170.515 (pesos uruguayos once millones ciento setenta mil quinientos quince) asignada en el planillado presupuestal al Inciso en el objeto del Gasto 581 "Transferencias Corrientes a Organismos Internacionales", podrán ser reasignadas en forma total o parcial por el Jerarca del Inciso al Grupo 0 "Servicios Personales", en cualquiera de sus programas con destino a compensar a los funcionarios que desempeñan tareas prioritarias para el cumplimiento de los cometidos sustantivos del mismo y con un alto grado de especialización y dedicación de acuerdo con la reglamentación que apruebe el Poder Ejecutivo.

Facúltase al Poder Ejecutivo a no ejecutar la partida en el año 2001 y a reasignarla a partir del año 2002.

La referida reasignación no podrá generar aumento del costo presupuestal ni de caja".

INCISO 08

MINISTERIO DE INDUSTRIA, ENERGIA Y MINERIA

Artículo 222.- Los funcionarios del Inciso 08 Ministerio de Industria, Energía y Minería, que pasen a prestar funciones en comisión al amparo de lo dispuesto en el artículo 32 de la Ley N° 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 40 de la Ley N° 16.320, de 1° de noviembre de 1992, dejarán de percibir la partida aplicada a la corrección de las inequidades existentes en las remuneraciones de los funcionarios que desempeñen tareas de similar jerarquía, complejidad y responsabilidad, prevista por el artículo 726 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 223.- Habilítase en la unidad ejecutora 008, "Dirección Nacional de Energía", una partida anual de $ 663.640 (pesos uruguayos seiscientos sesenta y tres mil seiscientos cuarenta) en el grupo 0 "Retribución de Servicios Personales" con destino a la designación de dos funcionarios contratados al amparo del régimen dispuesto por el artículo 22 del Decreto-Ley N° 14.189, de 30 de abril de 1974, para el desempeño de funciones de alta especialización.

Artículo 224.- Asígnase a la unidad ejecutora 011 "Dirección Nacional de Tecnología Nuclear" una partida por única vez de $ 1.200.000 (pesos uruguayos un millón doscientos mil) para su utilización en las actividades de desarmado de las instalaciones que albergan al Reactor de Investigaciones RU1 en el Centro de Investigaciones Nucleares y para mejorar o iniciar nuevas instalaciones para la gestión y almacenamiento de residuos radioactivos provenientes de actividades realizadas en el territorio nacional.

Artículo 225.- Autorízase al Inciso 08 Ministerio de Industria, Energía y Minería, a abonar los aportes patronales de las retribuciones establecidas en el literal C) del artículo 290 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por los artículos 63 de la Ley Nº 16.462, de 11 de enero de 1994 y 305 de la Ley Nº 16.736, de 5 de enero de 1996, con cargo a los fondos del literal A) del artículo citado.

Artículo 226.- Créase el Fondo Industrial de Defensa Comercial, cuyo monto ascenderá a $ 300.000 (pesos uruguayos trescientos mil) para el ejercicio 2001, $ 600.000 (pesos uruguayos seiscientos mil) para el ejercicio 2002, $ 600.000 (pesos uruguayos seiscientos mil) para el ejercicio 2003, y $ 600.000 (pesos uruguayos seiscientos mil) para el ejercicio 2004. Dichos montos tendrán por objeto financiar la realización de las siguientes actividades:

A) Realizar la instrucción de las investigaciones que se realicen en el marco de los Acuerdos derivados de la Ronda Uruguay del GATT.

B) Asistir a las empresas nacionales que deseen solicitar la realización de las investigaciones antes referidas.

C) Asistir a las empresas exportadoras nacionales que sean objeto de investigaciones de este tipo en el exterior.

D) Difundir las obligaciones y derechos derivados de los mencionados Acuerdos entre todos los agentes económicos nacionales.

El Poder Ejecutivo reglamentará lo dispuesto en el presente artículo.

Artículo 227.- Autorízase la incorporación a la unidad ejecutora 002 "Dirección Nacional de Industrias", de hasta dos funcionarios presupuestados del Inciso 11 "Ministerio de Educación y Cultura", los que podrán optar por dicha incorporación de acuerdo a las siguientes condiciones:

A) La opción deberá formularse dentro de los sesenta días siguientes a la promulgación de la presente ley.

B) Los funcionarios deberán encontrarse, al momento de la opción, afectados a brindar apoyo administrativo a la Comisión del Papel creada por el artículo 79 de la Ley Nº 13.349, de 29 de julio de 1965.

C) La incorporación se realizará mediante la habilitación de un cargo en el último grado ocupado del escalafón respectivo, suprimiéndose en la repartición de origen el cargo correspondiente.

D) La incorporación no podrá significar disminución de la retribución del funcionario y, en su caso, la diferencia se considerará compensación personal.

La incorporación será dispuesta por el Poder Ejecutivo con informe favorable de la Oficina Nacional del Servicio Civil.

Artículo 228.- Asígnase a la unidad ejecutora 011 "Dirección Nacional de Tecnología Nuclear" una partida anual de $ 232.400 (pesos uruguayos doscientos treinta y dos mil cuatrocientos), a ser usada como contrapartida de gastos emergentes de acciones derivadas de la cooperación técnica internacional.

Artículo 229.- Asígnase a la unidad ejecutora 011 "Dirección Nacional de Tecnología Nuclear" una partida por única vez de $ 450.000 (pesos uruguayos cuatrocientos cincuenta mil) a efectos de su utilización para realizar un relevamiento a nivel nacional con el fin de actualizar el Registro Nacional de Fuentes de Radiaciones Ionizantes.

Artículo 230.- Los funcionarios presupuestados o contratados que se encontraran prestando funciones en comisión en el Inciso 08 "Ministerio de Industria, Energía y Minería", podrán optar por su incorporación a éste de acuerdo a las siguientes bases:

a) La opción deberá formularse dentro de los 60 (sesenta) días de la publicación de la presente ley.

b) Sólo podrán optar aquellos funcionarios de la Administración Central que cuenten con un mínimo de 2 (dos) años de antigüedad, en el desempeño de sus funciones, en dicha Secretaría de Estado.

La incorporación se realizará conforme a las normas pertinentes del Capítulo III de la Ley N° 16.127, de 7 de agosto de 1990 y será dispuesta por el Poder Ejecutivo, previa conformidad expresa de los jerarcas de las oficinas de origen y destino con informe favorable de la Oficina Nacional del Servicio Civil y de la Contaduría General de la Nación.

Artículo 231.- Derógase el monopolio que el Artículo 1° de la Ley N° 8.764, de 15 de octubre de 1931, estableció, en cuanto refiere a la importación y venta del asfalto y sus derivados.

Artículo 232.- Destínase por única vez una partida de $ 820.000 (pesos uruguayos ochocientos veinte mil) para el estudio de factibilidad de la explotación de los recursos geológicos del departamento de Rocha.

INCISO 09

MINISTERIO DE TURISMO

Artículo 233.- Suprímese la unidad ejecutora 002, asignándose sus cometidos a la unidad ejecutora 001.

La estructura organizativa será reglamentada por el Poder Ejecutivo dentro de los ciento ochenta días a partir de la vigencia de la presente ley.

Artículo 234.- Declárase zona de especial interés para la expansión turística a la isla de Flores ubicada en el Río de la Plata.

Artículo 235.- Exonérase del pago de las sumas adeudadas por concepto de multas acumuladas a los titulares de los establecimientos hoteleros no reinscriptos hasta la fecha en el registro de hoteles que lleva el Ministerio de Turismo, según lo previsto por el artículo 61 de la Ley N° 14.057, de 3 de febrero de 1972, con la redacción dada por el artículo 56 de la Ley N° 16.002, de 25 de noviembre de 1988.

Artículo 236.- Sustitúyese el Artículo 61 de la Ley N° 14.057, de 3 de febrero de 1972, con la redacción dada en el Artículo 56 de la Ley N° 16.002, de 25 de noviembre de 1988, por el siguiente:

"ARTICULO 61.- La vigencia de las inscripciones en el Registro de Hoteles y Afines del Ministerio de Turismo, será de cinco años a partir de la primera inscripción.

Los establecimientos deberán reinscribirse dentro de los seis meses anteriores al vencimiento del plazo de cinco años. Vencido dicho plazo sin haberse efectuado la reinscripción:

Los derechos que confiere la respectiva inscripción quedarán suspendidos hasta tanto el interesado no regularice su situación en el Registro de Hoteles y Afines.

El prestador se hará pasible a las sanciones previstas por el Capítulo VII del Decreto-Ley N° 14.335, de 23 de diciembre de 1974".

Artículo 237.- Sustitúyese el artículo 305 de la Ley N° 14.106, de 14 de marzo de 1973, con la redacción dada por el artículo 57 de la Ley N° 16.002, de 25 de noviembre de 1988, por el siguiente:

"ARTICULO 305.- Los establecimientos que inicien su actividad y deban inscribirse en el Registro de Hoteles y Afines a que refiere el artículo 76 de la Ley N° 13.659, de 2 de junio de 1968, deberán hacerlo dentro de los noventa días siguientes a la fecha de expedición de la correspondiente habilitación municipal. Vencido dicho plazo, el prestador se hará pasible a las sanciones previstas por el Capítulo VII del Decreto-Ley N° 14.335, de 23 de diciembre de 1974".

Artículo 238.- Sustitúyese el artículo 217 de la Ley N° 16.226, de 29 de octubre de 1991, por el siguiente:

"ARTICULO 217.- Facúltase al Ministerio de Turismo para inscribir o reinscribir, en forma provisoria y por un plazo máximo de dieciocho meses, a los establecimientos hoteleros y afines que posean la habilitación municipal en trámite, siempre que sus titulares acrediten haber cumplido las exigencias básicas para la obtención de la misma y la respectiva Intendencia no manifieste su disconformidad con esta inscripción o reinscripción provisoria.

Los derechos que confiere la inscripción provisoria durante el plazo de su vigencia, serán iguales a los que se derivan del acto de inscripción definitiva. Vencido el plazo de referencia, caducarán automáticamente los derechos emergentes del registro provisorio del establecimiento.

El plazo de inscripción provisoria transcurrido se tendrá en cuenta para el cómputo del plazo de vigencia registral de la inscripción definitiva".

Artículo 239.- Autorízase al Poder Ejecutivo la enajenación de los siguientes bienes, administrados por el Ministerio de Turismo:

1°) Padrón 5331 ubicado en la 7ª. Sección Judicial de Lavalleja, denominado "Parador Pororó";

2°) Padrón 5534, solares 2, 3 y 4, ubicado en la 1ª. Sección Judicial de Rivera, denominado "Hotel Casino Rivera";

3°) Padrón 4042, ubicado en la 5ª. (antes 3ª.) Sección Judicial de Maldonado (depósito Piriápolis);

4°) Padrón 2010, ubicado en la 5ª. Sección Judicial de Maldonado, denominado "Pasiva de Piriápolis", el cual será prioritariamente ofrecido a la Intendencia Municipal de Maldonado;

5°) Padrón 34146, ubicado en la 5ª. Sección Judicial de Rocha, Paraje "La Coronilla";

6°) Padrón 3237, ubicado en la 1ª. Sección Judicial de Río Negro, denominado "Parador y Motel Las Cañas.

Para la enajenación se seguirá el procedimiento previsto en los incisos segundo a quinto del artículo 343 de la Ley N° 13.835, de 7 de enero de 1970, y sus modificativos.

El 80% (ochenta por ciento) del producido de la venta de los referidos inmuebles será destinado al Fondo de Fomento de Turismo creado por el artículo 18 del Decreto-Ley N° 14.335, de 23 de diciembre de 1974. El resto será distribuido en partes iguales a la Administración Nacional de Educación Pública y al Ministerio de Salud Pública.

En el caso de enajenación prevista en el numeral 4°) de este artículo, el Ministerio de Turismo, deberá proceder con anterioridad a solicitar opinión de la Comisión del Patrimonio Cultural de la Nación sobre si las construcciones que se encuentran en el mismo, tienen valor histórico.

Artículo 240.- Los recursos obtenidos por la enajenación de inmuebles a que refiere el artículo 245 de la presente ley y destinados al Fondo de Fomento de Turismo, se aplicarán prioritariamente a acciones tendientes a:

A) La consolidación de una conciencia turística nacional.

B) Apoyo a la diversificación de la oferta turística.

C) La complementación regional de productos turísticos.

D) El fomento del turismo interno y social.

Artículo 241.- Dispónese la regularización de las partidas que el Ministerio de Turismo abona a la fecha de la promulgación de la presente ley, a los funcionarios con cargo a fondos de libre disponibilidad, las que deberán imputarse a los créditos presupuestales del Inciso.

Habilítase a tales efectos en la Unidad Ejecutora 001, Dirección General de Secretaría, las siguientes partidas anuales: en el Rubro 0 Retribución de Servicios Personales una partida anual de $ 3:000.000 (tres millones de pesos uruguayos) con destino a la contratación de pasantías.

En el Rubro 0 Retribución de Servicios Personales una partida anual de $ 1:061.500 (pesos uruguayos un millón sesenta y un mil quinientos) con destino al pago de retribuciones por concepto de mayor dedicación, las que distribuirán de acuerdo a la reglamentación que al efecto dictará el Poder Ejecutivo.

INCISO 10

MINISTERIO DE TRANSPORTE Y OBRAS PUBLICAS

Artículo 242.- Facúltase al Poder Ejecutivo a exigir a quienes fueren deudores de las empresas transportistas contribuyentes de la Dirección General Impositiva y del Banco de Previsión Social, pagos a cuenta de las obligaciones tributarias de estos últimos, cuando de los actos u operaciones que los vinculen, resulte una relación de crédito que les permita ejercer, luego de efectuados los citados pagos a cuenta, el correspondiente derecho a resarcimiento.

Confiérese a los obligados a pagar por deuda ajena a que refiere el inciso anterior, la calidad de responsables por obligaciones tributarias de terceros.

Para la fijación de la cuantía de los anticipos no regirán las limitaciones que establezcan las disposiciones legales actualmente vigentes.

Artículo 243.- Derógase el artículo 329 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 244.- Elimínase el cargo de Director Nacional del Registro Nacional de Empresas de Obras Públicas.

Artículo 245.- Agrégase al artículo 324 de la Ley Nº 16.736, de 5 de enero de 1996, el siguiente inciso:

"Cuando se trate de la ejecución de obra pública nacional o municipal por el régimen de concesión, el requisito de presentación del certificado expedido por el Registro Nacional de Empresas de Obras Públicas, será exigible sólo a las empresas que tengan a su cargo la ejecución de los trabajos".

Artículo 246.- Los organismos del Estado y sus contratistas podrán adquirir a cualquier proveedor local o extranjero los asfaltos pesados, diluidos asfálticos y emulsiones asfálticas, necesarios para trabajos de construcción, rehabilitación, conservación o mantenimiento de obras públicas. Se incluirá en los pliegos o contratos la cláusula respectiva.

Artículo 247.- Interprétase que el ámbito de aplicación del inciso 4° del artículo 362 de la Ley N° 15.809, de 8 de abril de 1986, comprende a todos los funcionarios del Ministerio de Transporte y Obras Públicas, incorporados mediante designación o cualquier otro procedimiento legal.

Artículo 248.- Decláranse habilitados los siguientes puertos:

PUERTO	UBICACION
Buceo	Montevideo
Montevideo	Montevideo (incluye muelle del ex Frigorífico Nacional)
Punta del Canario	Montevideo - Rincón del Cerro.
Punta Carretas	Montevideo
Santiago Vázquez	Montevideo Río Santa Lucía
Marina Santa Lucía	Montevideo - Santiago Vázquez
Punta del Este	Punta del Este - Bahía de Maldonado
José Ignacio (Boya Petrolera)	Maldonado - Río de la Plata
Piriápolis	Maldonado - Río de la Plata
Arroyo Cufré	Balneario Cufré
La Charqueada	Treinta y Tres río Cebollatí km. 26
La Paloma	Rocha - océano Atlántico
Puerto de Yates de Colonia	Colonia de Sacramento - Colonia km. 177 Ruta Nacional N° 1 "Brigadier General Manuel Oribe"
Dársena Higueritas	Nueva Palmira - Colonia
Río Rosario	Colonia río Rosario km. 1 a km. 18
Sauce	Colonia - Juan Lacaze - Río de la Plata
Riachuelo	Colonia - arroyo Riachuelo km. 167 Ruta Nacional N° 1 "Brigadier General Manuel Oribe" (dos muelles comerciales y atracadero deportivo)
Comercial de Colonia	Colonia de Sacramento - Colonia Río de la Plata
Conchillas	Colonia – Río de la Plata Km. 85.500 km. 228 Ruta Nacional N° 21 "Treinta y Tres Orientales"
Carmelo	Colonia - Carmelo Arroyo Las Vacas
Nueva Palmira	Colonia - Nueva Palmira Río Uruguay km. 0 al 5 (incluye Muelle Oficial y privados)
Dolores	Soriano - Dolores - km. 23,500 Río San Salvador
Mercedes	Soriano - Mercedes km. 55 Río Negro
Villa Soriano	Soriano - Villa Soriano Km. 10 Río Negro
Fray Bentos	Río Negro - Fray Bentos Río Uruguay

Paysandú	Paysandú km. 200 Río Uruguay
Salto	Salto - Salto km. 335 Río Uruguay

Artículo 249.- Se encomienda al Poder Ejecutivo la construcción y culminación de la primera etapa de la ampliación del muelle de ultramar del puerto de Fray Bentos.

Artículo 250.- Decláranse habilitados los puertos de M'Bopicuá y Laureles sobre el río Uruguay, en el departamento de Río Negro. Estas habilitaciones entrarán en vigencia una vez que el Poder Ejecutivo apruebe los estudios técnicos, económicos y ambientales exigidos por las leyes vigentes y adopte las resoluciones correspondientes.

Artículo 251.- Facúltase al Ministerio de Transporte y Obras Públicas a habilitar puertos en forma provisoria, siempre que los mismos estén comprendidos en la política nacional portuaria y una vez que el Poder Ejecutivo apruebe los estudios técnicos, económicos y ambientales exigidos por las leyes vigentes y adopte las resoluciones correspondientes.

Artículo 252.- Derógase la Ley N° 703, de 7 de mayo de 1862.

Artículo 253.- Cuando la Administración entregue como compensación o permuta por una expropiación, inmuebles de su propiedad, la transferencia de dicho bien inmueble a un particular estará exenta de todos los impuestos y tasas que gravan las transferencias de bienes inmuebles y la de los respectivos derechos registrales.

Artículo 254.- Declárase la caducidad de las obligaciones tributarias del impuesto a los ejes, creado por el artículo 15 de la Ley N° 12.950, de 23 de noviembre de 1961, en la redacción dada por el artículo 196 de la Ley N° 15.903, de 10 de noviembre de 1987, y el artículo 316 de la Ley N° 16.736, de 5 de enero de 1996, así como de todas las sanciones pecuniarias que por tal motivo fueran impuestas.

Lo dispuesto en el inciso precedente refiere a las obligaciones tributarias y las sanciones pecuniarias que se encuentren pendientes de pago a la fecha de vigencia de la presente ley.

Artículo 255.- Las infracciones en materia de transporte por carretera de competencia del Ministerio de Transporte y Obras Públicas, prescribirán en un plazo de dos años a partir de la fecha de notificación de la infracción, de no dictarse resolución dentro de dicho plazo.

Asimismo, las sanciones en la misma materia prescribirán en un plazo de dos años a partir de la fecha en que quede firme el acto administrativo que las impone, si la Administración no iniciare acción judicial de cobro dentro de dicho plazo.

Artículo 256.- Autorízase al Ministerio de Transporte y Obras Públicas a establecer horarios especiales para los funcionarios que deban cumplir tareas de contralor o inspección en materia de transporte, las cuales requieren su prestación en forma permanente.

Artículo 257.- Sustitúyese el artículo 4° de la Ley N° 13.899, de 6 de noviembre de 1970, en la redacción dada por el artículo 327 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 4°.- En todas las expropiaciones, cuando los interesados presenten plano de mensura inscripto de la totalidad del inmueble se les deberá entregar libre de todo gasto, un plano de la fracción remanente, una vez deducida la parte expropiada de la totalidad. El plano presentado deberá cumplir con las exigencias siguientes:

A) Los planos con fecha de inscripción anterior a la vigencia de la presente ley, deberán incluir: nombre del propietario, departamento y sección judicial en que esté ubicado el terreno o campo mensurado, número de padrón, áreas totales y parciales, orientación, escala, longitud de los límites artificiales, número de padrón o nombre de los linderos, la poligonal con los ángulos y distancias que hayan servido para el relevamiento de los límites naturales con la acotación de las ordenadas y una nota en que conste hasta dónde se ha medido. Cuando se trate de límite sobre arroyos, lagunas del Estado o costa oceánica la poligonal general deberá quedar fijada angularmente y por distancia de uno de sus vértices con cada uno de los límites artificiales existentes, cuando éstos separen fracciones cuya área esté determinada en el plano.

B) Para los planos inscriptos con posterioridad a la fecha antedicha, los mismos deberán contener toda la información necesaria que permita a la Administración la confección del plano del área remanente de conformidad con las exigencias para la inscripción del plano en la Dirección Nacional de Catastro.

Dicho plano podrá ser confeccionado por composición gráfica en cuyo caso para su inscripción no regirá la obligación de verificar la concordancia de límites impuesta por el artículo 286 de la Ley N° 12.804, de 30 de noviembre de 1960".

Artículo 258.- Sustitúyese el artículo 18 de la Ley N° 3.958, de 28 de marzo de 1912, por el siguiente:

"ARTICULO 18.- Fijado con arreglo al artículo 16 el trazado definitivo de la obra, la Administración tasará con arreglo a la presente ley y por medio de su personal técnico, los bienes sujetos a expropiación.

La tasación que así resulte será notificada a los propietarios o a sus representantes legales, quienes estarán obligados a manifestar, dentro del término de quince días, si la aceptan, o indicar en caso contrario y bajo la pena que establece el artículo 39, la cantidad que soliciten, especificando lo que requieren por concepto del valor de la propiedad y lo que dado el caso reclaman por daños y perjuicios, con expresión de sus causales. El término expresado se duplicará para los representantes de menores e incapaces. El silencio se tendrá por aceptación.

Si no hubiera sido posible notificar al propietario o a su representante, ya sea por ausencia o por cualquier otra causa, o si notificado manifestase su disconformidad con la tasación, se dejará constancia en el expediente, que será remitido a las áreas jurídicas de la oficina competente o funcionario que corresponda, a fin de que inicie el respectivo juicio de expropiación.

En caso de aceptación expresa o tácita de la tasación, se procederá de inmediato a la escrituración y pago simultáneo de la indemnización fijada al inmueble. Si a pedido de la parte expropiada, y de conformidad con el informe técnico del organismo expropiante, se debiera extender la fecha de entrega del inmueble, la Administración podrá autorizar el pago de un anticipo en unidades reajustables de la indemnización aceptada. El saldo se abonará contra entrega del inmueble y escrituración correspondiente".

Artículo 259.- Agrégase al artículo 152 del Decreto-Ley N° 14.859, de 15 de diciembre de 1978, (Código de Aguas) el siguiente numeral:

"6) La construcción de obras dentro de la planicie de inundación de ríos, arroyos o lagunas naturales, con fines de defensa contra sus aguas o para su derivación o drenaje".

Artículo 260.- Sustitúyese el artículo 180 del Decreto-Ley N° 14.859, de 15 de diciembre de 1978, (Código de Aguas) por el siguiente:

"ARTICULO 180.- La concesión de uso, cuando tenga por objeto la ocupación de álveos del dominio público, se regirá, en todo lo que sea compatible, por los artículos precedentes. Cuando no suponga la derivación de aguas, el Poder Ejecutivo por resolución fundada en razones de interés en el servicio que se pretende prestar con las obras a construir, monto de la inversión y otros aspectos relevantes del mismo, podrá extender el plazo de la concesión hasta el límite establecido por el artículo 168; en caso contrario sólo podrá concederse por un plazo de hasta diez años.

La ocupación de tales álveos para el estudio e implantación de industrias extractivas se regirá por las disposiciones del Código de Minería y las normas relativas a la defensa de playas, costas y orillas y al mantenimiento del régimen hidrológico (artículos 151 al 154)".

Artículo 261.- Constituyen recursos de la Comisión Nacional de Prevención y Control de Accidentes de Tránsito, creada por la Ley N° 16.585, de 22 de setiembre de 1994, las asignaciones que le fije la ley, los frutos civiles y naturales de los bienes que le pertenezcan, los bienes que reciba por testamento, donación o cualquier otra contribución y el producto de los tributos que la ley le confiera.

Artículo 262.- De las asignaciones presupuestales destinadas a gastos de inversión que figuran en los anexos de la presente ley, el Ministerio de Transporte y Obras Públicas podrá ejecutar hasta la suma de $ 1.626.200.000 (pesos uruguayos mil seiscientos veintiséis millones doscientos mil) correspondientes a U$S 140.000.000 (dólares estadounidenses ciento cuarenta millones), durante el ejercicio 2000; hasta la suma de $ 1.789.480.000 (pesos uruguayos mil setecientos ochenta y nueve millones cuatrocientos ochenta mil), correspondientes a U$S 154.000.000 (dólares estadounidenses ciento cincuenta y cuatro millones) en el ejercicio 2001 y hasta la suma de $ 1.968.428.000 (pesos uruguayos mil novecientos sesenta y ocho millones cuatrocientos veintiocho mil) correspondientes a U$S 169.400.000 (dólares estadounidenses ciento sesenta y nueve millones, cuatrocientos mil) anuales durante los ejercicios 2002, 2003 y 2004. Dichas cifras son montos totales, por lo que comprenden financiamiento, tanto de recursos locales como de endeudamiento externo.

Los topes de ejecución antes señalados comprenden las partidas de $ 98.421.400 (pesos uruguayos noventa y ocho millones cuatrocientos veintiún mi cuatrocientos) correspondientes a U$S 8.470.000 (dólares estadounidenses ocho millones cuatrocientos setenta mil) en el ejercicio 2000 y de $ 136.417.880 (pesos uruguayos ciento treinta y seis millones cuatrocientos diecisiete mil ochocientos ochenta), correspondientes a U$S 11.739.921 (dólares estadounidenses once millones setecientos treinta y nueve mil, novecientos veintiuno) anuales, en los ejercicios 2001, 2002, 2003 y 2004 que se encuentran incorporados en el Programa 008 (Mantenimiento de la Red Vial Departamental) con destino al Programa de Mantenimiento de la Caminería Rural.

Artículo 263.- Modifícase el artículo 9° del Decreto-Ley N° 14.650, de 12 de mayo de 1977, que quedará redactado de la siguiente manera:

"ARTICULO 9°.- Los buques de bandera nacional que cumplan tráficos o servicios aprobados por el Ministerio de Transporte y Obras Públicas, y las mercaderías, productos y bienes que éstos transporten, gozarán de los beneficios de la presente ley, siempre que aquéllos cumplan con los requisitos que se enumeran a continuación:

A) Cuando sus propietarios, partícipes o armadores (artículo 1045 del Código de Comercio) sean personas físicas, deberán acreditar su condición de ciudadanos naturales o legales de la República y justificar su domicilio en el territorio nacional.

B) Cuando sus propietarios, partícipes o armadores (artículo 1045 del Código de Comercio) sean personas jurídicas privadas, estatales o mixtas (artículo 188 de la Constitución de la República) deberán acreditar, en cuanto corresponda:

1) Su domicilio social en el territorio nacional.

2) Control y dirección de la empresa ejercidos por ciudadanos naturales o legales uruguayos.

3) Tener representante debidamente acreditado y con domicilio en el territorio nacional.

4) Inscripción y justificación de estar al día con las obligaciones establecidas por leyes sociales y tributarias correspondientes a la empresa, a buques armados por ésta o de su propiedad.

Para los casos en que el tráfico o servicio a que se destine la nave, deba cumplirse exclusivamente dentro del territorio nacional, deberán acreditar en cuanto corresponda:

A) Cuando los propietarios, partícipes o armadores sean personas físicas, su condición de ciudadanos naturales o legales de la República y justificar su domicilio en territorio nacional.

B) Cuando los propietarios, partícipes o armadores sean personas jurídicas, estatales o mixtas (artículo 188 de la Constitución de la República):

1) Que la mitad más uno de los socios esté integrada por ciudadanos naturales o legales uruguayos, domiciliados en la República.

2) Por constancia contable y notarial, que la mayoría de las acciones, representativa por lo menos del 51% (cincuenta y uno por ciento) de los votos computables, esté formada por acciones nominativas, de propiedad de ciudadanos naturales o legales uruguayos.

3) Que el control y dirección de la empresa son ejercidos por ciudadanos naturales o legales uruguayos.

4) Justificación de estar al día con las obligaciones establecidas por leyes sociales y tributarias correspondientes a la empresa, a buques armados por ésta, o de su propiedad.

En todos los casos indicados será necesaria la inscripción en el Registro Público de Propietarios y Armadores y en el Registro Nacional de Comercio.

Los beneficios establecidos en la presente ley se encuentran sometidos a la condición resolutoria del cumplimiento de los requisitos exigidos precedentemente.

Artículo 264.- Sustitúyese el literal B) del artículo 5° de la Ley N° 16.387, de 27 de junio de 1993, por el siguiente:

"B) Documentación que acredite la propiedad del buque por parte del solicitante o su derecho a obtenerla, debidamente legalizada y traducida cuando corresponda, en caso de tratarse de buques construidos o transferidos en el extranjero.

En caso de que el buque haya sido arrendado a casco desnudo con suspensión provisoria de la bandera de origen, el documento que acredite tal arrendamiento, acompañado de los que se indiquen expresamente para estos casos en la reglamentación pertinente".

Artículo 265.- Sustitúyese el artículo 8° de la Ley N° 16.387, de 27 de junio de 1993, por el siguiente:

"ARTICULO 8°.- La autoridad competente o el Cónsul General de la República previa autorización de la misma, podrá otorgar una matrícula provisoria por un período máximo de ciento veinte días, prorrogable por otro igual, previa solicitud del propietario, cuando los perjuicios por la demora en el trámite de matriculación definitiva se justifiquen debidamente.

Será requisito esencial para el otorgamiento de la matrícula provisoria, la presentación de la documentación que acredite el cese de bandera anterior del buque o la suspensión provisoria de bandera para el caso que se indica en el párrafo siguiente, debidamente legalizada y traducida cuando corresponda.

En caso de abanderamiento provisorio por arrendamiento a casco desnudo, el ingreso a la matrícula será por el plazo mínimo de seis meses y no podrá exceder de un año.

Los buques amparados en este régimen podrán realizar exclusivamente operaciones de transporte de mercaderías y personas.

En caso de solicitarse el abanderamiento definitivo de un buque en el extranjero, la autoridad competente, previa certificación de que se han cumplido todos los requisitos legales, procederá a inscribirlo en el Registro Nacional de Buques".

Artículo 266.- Agrégase al Capítulo III de la Ley N° 16.387, de 27 de junio de 1993, que se denominará "Del cese y suspensión de Bandera", un inciso final al artículo 15, cuya redacción será la siguiente:

"Los propietarios de buques mercantes nacionales que arrienden los mismos a casco desnudo (bare boat charter) a armadores extranjeros, para cumplir con tráficos no autorizados por la autoridad competente, podrán solicitar ante la Prefectura Nacional Naval la suspensión del uso de la bandera uruguaya del buque arrendado, por un período no superior a un año".

Artículo 267.- Derógase el literal A) del artículo 12 de la Ley N° 16.387, de 27 de junio de 1993.

Artículo 268.- Derógase el artículo 14 de la Ley N° 11.474, de 11 de agosto de 1950, con la redacción dada por el artículo 4° del Decreto-Ley N° 14.443, de 21 de octubre de 1975.

Artículo 269.- Sustitúyese el inciso sexto del artículo 2° de la Ley N° 16.426, de 14 de octubre de 1993, en la redacción dada por el artículo 2° de la Ley N° 16.851, de 2 de julio de 1997, por el siguiente:

"Con excepción de los buques mercantes y toda construcción flotante, autopropulsada o no, de carácter civil de bandera nacional, todos los demás vehículos o medios utilizados para el transporte de personas o bienes de matrícula o bandera uruguaya, sólo podrán asegurarse en empresas instaladas y autorizadas conforme a lo preceptuado por el presente artículo. La excepción no comprende a las unidades que integran la flota pesquera".

Artículo 270.- Son empresas transportistas profesionales de carga terrestre, las que realizan transporte oneroso de carga por vía terrestre para terceros, en servicios nacionales o internacionales que se encuentre en las condiciones que menciona la presente ley.

Cada vehículo de capacidad superior a 3.500 Kg. destinado al mencionado transporte, deberá estar identificado con una placa adicional a la matrícula, de naturaleza anual que se otorgará por el Ministerio de Transporte y Obras Públicas a aquellos transportistas profesionales de carga terrestre, que acrediten estar inscriptos en un registro especial que llevará la Dirección Nacional de Transporte del citado Ministerio, justifiquen encontrarse al día en el pago de sus contribuciones, generadas desde el 1° de enero de 2001, con el Banco de Previsión Social, y con la Dirección General Impositiva, y cuyos vehículos de transporte de carga cuente con el Certificado de Aptitud Técnica y Vehicular. A los efectos de este artículo, el Banco de Previsión Social y la Dirección General Impositiva podrán recaudar estos tributos generados desde el 1° de enero de 2001, aún cuando los contribuyentes no estuvieran al día con los pagos anteriores por los mismos conceptos.

Para realizar transporte oneroso de carga terrestre para terceros, basta con ajustarse a las disposiciones que establece la presente ley, sin perjuicio del cumplimiento de las demás regulaciones nacionales y departamentales vigentes en la materia.

Artículo 271.- Todo transporte de carga terrestre que se realice en el país, deberá contar con una guía que contenga la información que se dispondrá en la reglamentación de la presente ley.

La guía formaliza el contrato de transporte y corresponsabiliza a las partes.

Artículo 272.- Créase un Organo de Control, que será honorario y estará integrado por un delegado titular y un delegado alterno de los Ministerios de Transporte y Obras Públicas y de Economía y Finanzas, y de la Mesa Intergremial de Transporte Profesional de Carga.

El Organo de Control que se crea por la presente ley tendrá como finalidad asesorar al Poder Ejecutivo y coordinar y participar en el control de la regularidad y legalidad de la actividad de transporte de carga terrestre.

Facúltase al Poder Ejecutivo para que, de acuerdo con la normativa vigente en la materia, establezca una tasa por el otorgamiento de la placa adicional a la matrícula a la que se refiere el artículo 270 de la presente ley.

Artículo 273.- Sin perjuicio del control que corresponde a los organismos de recaudación, la reglamentación que dicte el Poder Ejecutivo establecerá la forma y condiciones en las que el Organo de Control designará agentes de control especiales, con el cometido de verificar el cumplimiento de las obligaciones que la presente ley y la reglamentación establezcan para el transporte profesional de carga terrestre.

Artículo 274.- Derógase el Impuesto al Uso de la Infraestructura Vial (IMUSIVI), establecido por la Ley N° 17.156, de 20 de agosto de 1999.

Artículo 275.- Las obligaciones que eventualmente surjan por aplicación de las cláusulas de garantía de contratos firmados por el Ministerio de Transporte y Obras Públicas, se atenderán con cargo a su presupuesto de funcionamiento, iniciando la apertura de los créditos al momento que se generen las mismas.

Los fondos para su financiación se obtendrán descontando los montos respectivos de otros objetos del gasto del presupuesto de funcionamiento o, en su defecto, del presupuesto de inversiones.

Artículo 276.- Autorízase a la Dirección Nacional de Vialidad a disponer de los saldos acumulados para el funcionamiento de los órganos de control de las concesiones de obra pública, para estudios, fortalecimiento institucional y proyectos de preinversión e inversión en la zona de influencia de la concesión, relacionados con sus cometidos sustantivos, de conformidad con las normas vigentes en materia de contabilidad y administración.

Artículo 277.- El Poder Ejecutivo podrá otorgar concesiones de obra pública para la explotación y administración de obras y edificios ya existentes, propiedad del Estado, finalizados o en ejecución, encomendando su conservación, mantenimiento o ampliación, con el fin de obtener fondos para financiar total o parcialmente la construcción, ampliación o terminación de esas u otras obras, tengan o no vinculación física con ellas.

El precio, la tarifa o el peaje será la única compensación que percibirá el concesionario de los usuarios públicos o privados, tanto por la obra existente como por la obra nueva, salvo que medien razones de interés público debidamente fundadas.

Artículo 278.- Sustitúyese el artículo 15 de la Ley N° 3.958, de 28 de marzo de 1912, en la redacción dada por el Decreto-Ley N° 10.247, de 15 de octubre de 1942, por el siguiente:

"ARTICULO 15.- En cada caso de expropiación la autoridad respectiva mandará formar expediente, ordenando previamente el levantamiento por los funcionarios u oficinas técnicas de su dependencia de un plano de los terrenos o edificios que se requieran para la obra proyectada, indicando departamento, número de padrón y área.

Sin perjuicio del plano o trazado general de la obra, deberá confeccionarse un plano de mensura en que se determinará la parcela o parcelas a expropiarse, el cual, registrado en la Dirección Nacional de Catastro, encabezará el respectivo expediente de expropiación que se formará a cada inmueble.

Una vez ejecutados el anteproyecto y plano parcelario a que refieren los incisos que anteceden, se mandarán poner de manifiesto por el término de ocho días, notificándose personalmente a los propietarios, sin perjuicio del emplazamiento que se hará por las publicaciones por medio de edictos con las indicaciones del caso sobre el inmueble a expropiar. Dichos edictos se publicarán en el Diario Oficial y en un periódico de los de mayor circulación en el departamento. De estos edictos se dejará constancia en cada expediente, agregándose las publicaciones de práctica.

Los propietarios de los inmuebles deberán denunciar en el acto de notificación o dentro de los ocho días siguientes la existencia de personas que tengan derechos reales o personales consentidos por dichos propietarios con respecto a la cosa expropiada. El incumplimiento de esta obligación hará recaer la responsabilidad reparatoria sobre el propietario omiso en esta obligación".

Artículo 279.- Facúltase al Poder Ejecutivo a disminuir hasta en un 100% (cien por ciento), la aportación patronal con excepción de las correspondientes a la Dirección de los Seguros por Enfermedad, al Banco de Seguros del Estado y al Impuesto a las Retribuciones Personales sobre un dependiente chofer por vehículo registrado de transporte terrestre de carga de más de 5.000 kg a cada una de las empresas transportistas profesionales a que refiere la presente ley.

Artículo 280.- Los viáticos que paguen las empresas transportistas comprendidas en la presente ley a sus choferes por servicios prestados en el exterior del país, se consideran a todos los efectos de naturaleza indemnizatoria y por lo tanto no constituyen materia gravada por las contribuciones especiales de seguridad social hasta los montos que el Poder Ejecutivo establezca. Las sumas que excedan los mencionados valores estarán gravadas en su totalidad, salvo que las mismas estén sujetas a rendición de cuentas y escrituración contable o se pruebe fehaciente e inequívocamente su calidad indemnizatoria, a juicio de la Administración.

Artículo 281.- Cométese al Poder Ejecutivo la realización de un estudio de factibilidad para la construcción y culminación de un nuevo puente sobre el arroyo de las Vacas (departamento de Colonia), que viabilice una nueva entrada a la ciudad de Carmelo y canalice el tránsito pesado a través del nuevo puente.

Artículo 282.- Cométese al Poder Ejecutivo la realización de un estudio de factibilidad para la construcción y culminación de un puente sobre el río Cebollatí que comunique el departamento de Rocha y el departamento de Treinta y Tres.

Artículo 283.- Cométese para el año 2002 al Ministerio de Transporte y Obras Públicas la realización de la limpieza, canalización, movimientos de tierra, protección de riberas, recuperación de tierras ribereñas y de zona inundable del Arroyo Cuñapirú y los gajos urbanos y suburbanos que lo forman, por importe equivalente a U$S 1:000.000 (un millón de dólares de los Estados Unidos de América) con cargo a los fondos provenientes de lo dispuesto por el artículo 298 de la Constitución de la República.

Artículo 284.- En ocasión de infracciones de tránsito, los funcionarios públicos nacionales o municipales no están habilitados al retiro de la cédula de identificación del vehículo, la licencia de conductor, así como todo otro documento que se encuentre en poder de los conductores o propietarios de vehículos. Quedan exceptuados de la prohibición dispuesta:

a) los vehículos empadronados en el extranjero;

b) los casos previstos por el artículo 25 de la Ley N° 16.585, de 22 de setiembre de 1994.

INCISO 11

MINISTERIO DE EDUCACION Y CULTURA

Artículo 285.- Asígnase a la unidad ejecutora 001 "Dirección General de Secretaría" $ 1:162.000 (pesos uruguayos un millón ciento sesenta y dos mil), anuales, para los ejercicios 2001 a 2003, con la finalidad de atender las obligaciones contraídas en oportunidad de la creación del Fondo Iberoamericano de Ayuda Ibermedia.

Artículo 286.- Las Escuelas Nacional de Danza y de Arte Lírico continuarán permaneciendo dentro del programa 001 "Administración General", bajo la supervisión de la Dirección de Cultura.

Artículo 287.- Sustitúyese el literal C) del artículo 169 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"C) 20% (veinte por ciento) para el Servicio Oficial de Difusión, Radiotelevisión y Espectáculos (SODRE), con destino a la construcción, equipamiento y mantenimiento de su Complejo de Espectáculos y para la amortización de las deudas que se hayan contraído por los citados conceptos".

Artículo 288.- Derógase el artículo 66 de la Ley N° 13.318, de 28 de diciembre de 1964.

Asígnase al Servicio Oficial de Difusión, Radiotelevisión y Espectáculos una partida anual de $ 63:450.000 (pesos uruguayos sesenta y tres millones cuatrocientos cincuenta mil) que se distribuirá de la siguiente forma:

26%. (veintiséis por ciento) para distribuir equitativamente entre los cuerpos estables de Orquesta, Ballet, Coro y Radioteatro y funcionarios equiparados a los mismos.

34%. (treinta y cuatro por ciento) para distribuir entre los funcionarios, con excepción de los Cuerpos Estables de Orquesta, Ballet, Coro y Radioteatro.

40%. (cuarenta por ciento) gastos de funcionamiento.

Deróganse los artículos 385 de la Ley N° 15.809, de 8 de abril de 1986, 260 de la Ley N° 16.226, de 29 de octubre de 1991, 302 de la Ley N° 16.320, de 1° de noviembre de 1992, 77 de la Ley N° 16.462, de 11 de enero de 1994 y sus concordantes.

Artículo 289.- Los Servicios Descentralizados y Entes Autónomos del Estado deberán verter a Rentas Generales un 10% (diez por ciento) de los rubros que destinen para gastos de propaganda, publicidad o información hasta el 31 de diciembre de 2003.

Artículo 290.- Sustitúyese el inciso segundo del artículo 12 de la Ley N° 14.040, de 20 de octubre de 1971, por el siguiente:

"Declárase de utilidad pública la expropiación de los bienes designados monumentos históricos. Sus propietarios podrán solicitar, en cualquier momento, la expropiación de los mismos al Poder Ejecutivo, el que podrá acceder a lo solicitado o, en caso contrario, y en un plazo de ciento ochenta días, dejar sin efecto dicha declaración. Vencido el plazo y no habiendo pronunciamiento del Poder Ejecutivo, se tendrá por decretada la expropiación de pleno derecho, siguiéndose los trámites de oficio".

Artículo 291.- Sustitúyese el literal C) del artículo 8° de la Ley N° 15.913, de 27 de noviembre de 1987, por el siguiente:

"C) La importación de obras de carácter literario, artístico, científico, docente y material educativo, y los catálogos de difusión o propaganda de dichos bienes estará exonerada de todo tributo nacional, incluidos los proventos, precios portuarios, recargos, tasa de movilización de bultos y demás gravámenes aduaneros y tasas consulares.

Esta exoneración alcanza a todo tipo de soporte material de las obras enunciadas en el literal anterior, sean estos los soportes gráficos, visual (videotapes y similares), fonográfico e informático y a cualquier otro nuevo instrumento resultante del avance tecnológico.

Quedan incluidas en esta exoneración:

I) Las planchas, películas, matrices y demás insumos necesarios para la producción de dichos bienes.

II) Los cuadernos, hojas para escrituras en blanco, rayadas, cuadriculadas o ilustradas de hasta 20 ó 24 cm, los mapas y globos terráqueos, los sobres y estuches de disco y otros elementos de reproducción fonográfica, visual o informática y folletos explicativos que los acompañen en su comercialización, reproducciones impresas de obras de arte en carpeta o en libros.

III) Los demás bienes declarados material educativo docente por el Poder Ejecutivo, previo asesoramiento de la Comisión Nacional del Libro".

Artículo 292.- Sustitúyese el literal N) del artículo 19 de la Ley N° 15.913, de 27 de noviembre de 1987, por el siguiente:

"N) Pronunciarse en forma vinculante, a requerimiento de los particulares o de los organismos públicos, sobre la naturaleza del bien o producto a efectos de las franquicias y beneficios establecidos en los artículos 8° y siguientes de la presente ley".

Artículo 293.- Declárase aplicable a las asociaciones civiles y fundaciones lo dispuesto por el artículo 83 del Decreto-Ley N° 15.167, de 6 de agosto de 1981.

A tales efectos, las solicitudes de reconocimiento de personería jurídica y reforma de estatuto, serán consideradas actos inscribibles, mientras que las solicitudes de informes, certificados de vigencia y la expedición de testimonios serán consideradas solicitudes de información registral.

Artículo 294.- Créase, en el Servicio de Registros Públicos regulado por la Ley N° 16.871, de 28 de setiembre de 1997, el Registro de Personas Jurídicas, que tendrá dos secciones: Registro Nacional de Comercio y Asociaciones Civiles y Fundaciones.

La Sección Registro Nacional de Comercio estará constituida por el actual Registro Nacional de Comercio y tendrá los cometidos y funciones asignados a éste por la citada ley.

La Sección Asociaciones Civiles y Fundaciones estará constituida por el Registro de Personerías Jurídicas, incorporado a la unidad ejecutora 018 "Dirección General de Registros" por el artículo 1° del Decreto 233/999, de 29 de julio de 1999.

Artículo 295.- Autorízase al Ministerio de Educación y Cultura a enajenar los bienes inmuebles afectados al uso de las unidades ejecutoras Fiscalía de Corte, Procuraduría General de la Nación y Dirección General de Registros, en la medida que no se adecuen al cumplimiento de sus cometidos.

El precio de venta será fijado por el Poder Ejecutivo, con el asesoramiento de la Dirección Nacional de Catastro. El total del precio de las enajenaciones será exclusivamente destinado a la adquisición de otros inmuebles para el asiento de la respectiva Fiscalía y Oficinas Registrales o la refacción de inmuebles y sin que ello pueda implicar aumento del gasto.

Artículo 296.- Modifícase el inciso segundo del artículo 5° de la Ley N° 16.524, de 25 de julio de 1994, el que quedará redactado de la siguiente manera:

"La Comisión verterá partidas anuales al Ministerio de Educación y Cultura con destino a la financiación de las proyecciones, refacciones, reparaciones y construcción de la Ciudad Universitaria a instalarse en el predio de la ex cárcel de Miguelete. En ningún caso la asignación de dichas partidas podrá afectar el pago de las becas".

Artículo 297.- Sustitúyese el artículo 25 de la Ley N° 16.871, de 28 de setiembre de 1997, por el siguiente:

"ARTICULO 25. (Actos inscribibles).-. En el Registro Nacional de Vehículos Automotores se inscribirán los actos jurídicos que recaigan sobre vehículos automotores con aptitud registral. Se entienden contenidos en este concepto los automóviles, tractores para remolque y semiremolque, camiones, camionetas, "pick up", chasis de cabina, ómnibus, micro-ómnibus y similares.

Los actos inscribibles serán:

A) Los instrumentos en que se transfiera, constituya, reconozca, modifique, declare o extinga el dominio, usufructo, uso, prenda sin desplazamiento de tenencia, crédito de uso y demás derechos reales relativos a vehículos automotores.

B) Los testimonios de sentencias ejecutoriadas de prescripción adquisitiva.

C) Los certificados de resultancias de autos de las sucesiones en cuyo acervo exista vehículo automotor o derechos reales relativos a los mismos, con el contenido que determine el decreto reglamentario.

D) Los embargos específicos y demás medidas cautelares que dispongan los Tribunales, que afecten los poderes de disposición de los titulares de derechos inscriptos.

E) Las demandas y las sentencias ejecutoriadas que tengan por objeto el reconocimiento de derechos en relación con el vehículo automotor que afecten o puedan afectar los derechos registrados o que se registraren en el futuro.

F) Las reinscripciones, cesiones, modificaciones y cancelaciones de derechos registrados, extendidas en la misma forma que el acto principal.

G) Las adquisiciones que realicen los comerciantes de vehículos automotores, cuando reciban automóviles usados para su posterior comercialización.

H) Las reservas de prioridad.

Solo se admitirán para inscribir actos o negocios jurídicos que resulten de instrumentos públicos o privados.

El poder para enajenar o gravar un vehículo automotor deberá otorgarse en escritura pública o documento privado con certificación notarial de firmas.

Las inscripciones de los actos mencionados en el literal G), a favor de los comerciantes que operen habitualmente como vendedores de vehículos automotores, como empresa debidamente constituida, vigente e inscripta en el RUC con dicho giro, tributarán como una solicitud de información registral de acuerdo al artículo 368 de la Ley N° 16.736, de 5 de enero de 1996. Las partes contratantes declararán estar comprendidas en el régimen de la presente disposición".

Artículo 298.- Establécese como interpretación auténtica, que los actos, negocios jurídicos y decisiones judiciales o administrativas inscriptos en los Registros Públicos durante el plazo de vigencia de la reserva de prioridad prevista en el artículo 55 de la Ley N° 16.871, de 28 de setiembre de 1997, son inoponibles al acto para el cual se solicitó la reserva, siempre que se cumpla con las exigencias establecidas en dicha ley, y que el criterio de solución de conflictos entre los mismos sea la prioridad de la inscripción.

La prioridad que se reconoce a la reserva tiene, entre otras, las siguientes excepciones:

A) La partición, transacción y demás actos declarativos retroactivos.

B) Los actos que por su naturaleza no se opongan al acto reservado.

C) Los actos complementarios del tracto sucesivo.

D) Los actos cuya eficacia no dependa de la publicidad registral.

En el Registro Nacional de Actos Personales, la reserva de prioridad posterga siempre a los embargos generales de derechos inscriptos con posterioridad a aquélla.

Declárase asimismo que, lo establecido en el artículo 61 de dicha Ley, es sin perjuicio de lo que se dispone en el artículo 55 del mismo cuerpo normativo.

En el Registro Nacional de Comercio, los efectos de la reserva de prioridad son sin perjuicio de lo dispuesto en la Ley N° 2.904, de 26 de setiembre de 1904.

Artículo 299.- Para solicitar la reserva de prioridad, no será necesario en ningún caso la matriculación previa o simultánea.

La solicitud de reserva de prioridad no admitirá inscripción provisoria. Una vez admitida la misma, el Registrador la calificará en la oportunidad establecida en el inciso tercero del artículo 64 de la Ley N° 16.871, de 28 de setiembre de 1997.

El Registro dejará constancia de estar el acto amparado por la reserva.

La reserva de prioridad tributará como una solicitud de información registral de acuerdo al artículo 368 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 300.- Sustitúyese el artículo 347 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 376 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 347.- La unidad ejecutora 018 "Dirección General de Registros" podrá celebrar con los usuarios convenios que estime conveniente a efectos de la mejor prestación de sus servicios o del mejor aprovechamiento de su capacidad técnica, material y humana.

El Ministerio de Educación y Cultura, a instancias de la Dirección General de Registros, determinará el precio de los mismos. Los fondos serán recaudados y administrados en su totalidad por la mencionada Dirección, la que podrá destinar hasta un 50% (cincuenta por ciento) para la promoción social y técnica de sus recursos humanos y el resto para gastos de funcionamiento".

Artículo 301.- Derógase el literal D) del artículo 4° de la Ley N° 17.228, de 7 de enero de 2000. El Registro General de Bosques, en acuerdo con la Dirección General de Registros, determinará la oportunidad y forma de trasladar los asientos registrales del Registro Nacional de Prendas sin Desplazamiento efectuados durante la vigencia de dicha disposición.

Artículo 302.- Transfórmase, en la unidad ejecutora 018 "Dirección General de Registros", un cargo de Director de Desarrollo y Mantenimiento de Sistemas, escalafón B, grado 14, en un cargo de Asesor Informático, Ingeniero en Sistemas, escalafón A, grado 14.

Derógase el artículo 374 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 303.- Créanse en la unidad ejecutora 018 "Dirección General de Registros", cinco cargos en el escalafón A "Personal Técnico Profesional", del último grado ocupado de dicho escalafón profesional, serie Escribano Interior, y cuatro cargos de igual escalafón y grado profesional serie escribano.

Dichos cargos serán ocupados, en vía de regularización, por quienes reuniendo las calidades requeridas, hayan desempeñado funciones en los Registros de la Propiedad de los departamentos de Durazno, San José, Colonia, Maldonado y de la Propiedad Sección Inmobiliaria de Montevideo, a través de distintas modalidades contractuales por cuatro años al 28 de octubre de 2000. Subsidiariamente, su provisión se efectuará de conformidad con las normas generales en la materia.

A tales efectos no regirá lo dispuesto por los artículos 1º y 5º de la Ley Nº 16.127, de 7 de agosto de 1990, ni lo dispuesto en el artículo 32 de la Ley Nº 16.697, de 25 de abril de 1995, en la redacción dada por el artículo 20 de la Ley Nº 16.736, de 5 de enero de 1996.

La Contaduría General de la Nación habilitará los créditos correspondientes, dando de baja las partidas contra las cuales se atendieron en ejercicios anteriores las contrataciones requeridas para cumplir los cometidos sustantivos legalmente asignados a la Dirección General de Registros.

Artículo 304.- Autorízase, a la Unidad Ejecutora 018 "Dirección General de Registros", a transformar, los cargos o funciones contratadas de los funcionarios que se encuentren efectuando tareas propias del escalafón A, "Profesional", y tengan título habilitante para ello, en cargos o funciones contratadas del último grado del escalafón respectivo.

El costo de las referidas transformaciones se financiará con la supresión de los siguientes cargos: un cargo de Profesional II –Escribano Interior A 11 (Durazno), un cargo de administrativo I C 06, un cargo de administrativo IV C 02, y un cargo de Oficial I E 07 (Chofer).

Artículo 305.- Asígnase una partida anual de $ 11:620.000 (pesos uruguayos once millones seiscientos veinte mil), a efectos de dar cumplimiento a lo dispuesto por el artículo 388 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 306.- Sustitúyese el artículo 370 de la Ley Nº 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 370.- Otórgase una partida anual de $ 1:162.000 (pesos uruguayos un millón ciento sesenta y dos mil), al Instituto Nacional de la Familia y la Mujer para atender sus gastos de funcionamiento y contrapartida nacional en proyectos de cooperación externa".

Artículo 307.- El Consejo Nacional de Innovación, Ciencia y Tecnología (CONICYT) tendrá los siguientes cometidos:

A) Proponer planes y lineamientos de políticas generales relacionadas con la ciencia, la tecnología y la innovación al Ministerio de Educación y Cultura y/o al Poder Ejecutivo, según corresponda.

B) Elaborar bases y definir estrategias, áreas de interés e instrumentos de políticas de ciencia, tecnología y procesos de innovación.

C) Promover y estimular el desarrollo de las investigaciones en todos los órdenes del conocimiento.

D) Promover acciones conducentes al fortalecimiento del Sistema Nacional de Ciencia, Tecnología e Innovación.

E) Proponer la reglamentación de los diferentes fondos en que participe el Ministerio de Educación y Cultura en el área, así como de los Comités de Selección y supervisar su funcionamiento.

F) Homologar la integración de los Comités de Selección que funcionarán en la órbita del Ministerio de Educación y Cultura, y estarán a cargo de la evaluación y aprobación de los proyectos. El Consejo podrá proponer la remoción de dichos Comités.

G) Revisar cuando lo considere conveniente, las resoluciones relacionadas con la aprobación de los proyectos de los distintos fondos en que participa el Ministerio de Educación y Cultura en el área y ratificar o rectificar las mismas.

H) Proponer comisiones técnicas y evaluadores para el proceso de evaluación de los proyectos.

I) Aprobar proyectos en aquellos casos en que la reglamentación lo indique. La Dirección de Ciencia, Tecnología e Innovación ejercerá la Secretaría Técnica de la Comisión.

Decláranse aplicables las disposiciones que refieren al Consejo Nacional de Investigaciones Científicas y Técnicas al Consejo Nacional de Innovación, Ciencia y Tecnología (CONICYT)."

Artículo 308.- Créase la unidad ejecutora "Dirección Nacional de Ciencia, Tecnología e Innovación" en el programa 004 "Fomento de la Investigación Científica y Tecnológica" del Inciso 11, Ministerio de Educación y Cultura.

Serán cometidos de la unidad ejecutora:

A) Asesorar al Ministro de Educación y Cultura a su requerimiento.

B) Administrar los fondos de cualquier origen que le sean asignados, particularmente aquellos vinculados al Consejo Nacional de Investigaciones Científicas y Técnicas (CONICYT), de acuerdo a las competencias establecidas en el Texto Ordenado de Contabilidad y Administración Financiera (TOCAF).

C) Coordinar, administrar y ejecutar los proyectos de desarrollo de ciencia, tecnología e innovación, resultantes de contratos de préstamos celebrados con organismos multinacionales de cooperación y financiamiento, así como todas las acciones necesarias al efecto en el ámbito de la Administración Central.

D) Todo otro cometido que le asigne el Poder Ejecutivo.

Artículo 309. (Recursos financieros).- La unidad ejecutora "Dirección Nacional de Ciencia, Tecnología e Innovación" funcionará con los créditos presupuestales y los bienes patrimoniales pertenecientes a la unidad ejecutora suprimida: "Consejo Nacional de Investigaciones Científicas y Técnicas" y con los recursos que le sean transferidos de la unidad ejecutora 001 "Administración General" del Ministerio de Educación y Cultura.

Artículo 310. (Recursos Humanos).- Dicha unidad ejecutora funcionará con recursos humanos de la unidad ejecutora suprimida: "Consejo Nacional de Investigaciones Científicas y Técnicas" y aquellos que le sean redistribuidos de la unidad ejecutora 001 "Administración General".

Artículo 311.- El "Fondo Profesor Clemente Estable de Investigación Científica y Tecnológica" creado por el artículo 70 de la Ley N° 16.462, de 11 de enero de 1994, será administrado por la unidad ejecutora "Dirección Nacional de Ciencia, Tecnología e Innovación".

Derógase el inciso segundo del artículo 70 de la Ley N° 16.462, de 11 de enero de 1994, el Consejo Nacional de Innovación, Ciencia y Tecnología (CONICYT) elaborará la reglamentación relacionada con la aprobación de los proyectos.

Artículo 312.- Sustitúyese el artículo 270 de la Ley N° 16.226, de 29 de octubre de 1991, por el siguiente:

"ARTICULO 270.- Autorízase a la Dirección Nacional de Ciencia, Tecnología e Innovación, del programa 004 'Fomento de la Investigación Técnico Científica' del Ministerio de Educación y Cultura a disponer del 100% (cien por ciento), de los recursos que por todo concepto perciba para utilizarlo en la ejecución de sus programas para el desarrollo científico y la innovación".

Artículo 313.- Declárase aplicable a los proyectos aprobados por la Dirección Nacional de Ciencia, Tecnología e Innovación lo dispuesto por el artículo 444 de la Ley N° 15.903, de 10 de noviembre de 1987.

Las empresas que pretendan acceder al referido beneficio deberán solicitarlo ante la Dirección Nacional de Ciencia, Tecnología e Innovación, en las condiciones previstas por el decreto reglamentario de la norma citada, en lo que fuere aplicable.

Artículo 314.- El Poder Ejecutivo, previo informe del Comité Ejecutivo para la Reforma del Estado (CEPRE) reglamentará los cometidos asignados a la unidad ejecutora "Dirección Nacional de Ciencia, Tecnología e Innovación".

Artículo 315.- Asígnase a la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 11 "Ministerio de Educación y Cultura", como contrapartida nacional del Proyecto URY/B7/310/96/103, de Cooperación con la Comunidad Europea sobre Periferia Urbana, las siguientes partidas:

Año 2001	$	11.061.400	equivalentes a	EUROS 926.000
Año 2002	$	2.604.088	equivalentes a	EUROS 218.000
Año 2003	$	2.604.088	equivalentes a	EUROS 218.000
Año 2004	$	2.604.088	equivalentes a	EUROS 218.000

Artículo 316.- Exonérase del pago del impuesto a los servicios registrales establecido por el artículo 83 del Decreto-Ley N° 15.167, de 6 de agosto de 1981, en la redacción dada por el artículo 437 de la Ley N° 15.809, de 8 de abril de 1986, a las operaciones relativas al Sistema Integrado de Acceso a la Vivienda y a los llamados asentamientos irregulares.

Artículo 317.- Inclúyese en las excepciones previstas por el artículo 4° de la Ley N° 16.127, de 7 de agosto de 1990, a los Asesores Letrados de la Unidad Ejecutora 019 "Fiscalía de Corte" y Procuraduría General de la Nación", del Programa 010 "Ministerio Público y Fiscal", del inciso 11 "Ministerio de Educación y Cultura".

Los cargos actualmente vacantes, sólo podrán ser ocupados por los ganadores de los concursos para Asesor Letrado realizados con anterioridad al 1° de enero de 2000.

Artículo 318.- Transfórmase, en la Procuraduría del Estado en lo Contencioso Administrativo, un cargo de Asesor I, escalafón A, grado 08, en un cargo de Asesor Contador, escalafón A, grado 16, con igual retribución a la percibida por todo concepto por el cargo de Jefe de Departamento Contador, escalafón A, grado 14, de la Fiscalía de Corte y Procuraduría General de la Nación.

Para esta designación se dará prioridad a funcionarios que presten funciones actualmente en la citada unidad ejecutora, no siendo de aplicación lo establecido al respecto por la Ley N° 16.127, de 7 de agosto de 1990.

Artículo 319.- El Ministerio de Educación y Cultura y el Servicio Oficial de Difusión, Radiotelevisión y Espectáculos (SODRE) podrán contratar en régimen de "cachet", solamente artistas, docentes, técnicos en radio, espectáculos, periodistas en radio y televisión siempre y cuando presten efectivamente servicios en estas áreas.

Deberá suscribirse un contrato donde se documente las condiciones y el objeto de la prestación, pudiendo la Administración disponer en cualquier momento su rescisión.

Dichas contrataciones serán de carácter transitorio y no darán derecho a adquirir la calidad de funcionario público.

Derógase el artículo 362 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 320.- Asígnase una partida anual de $ 500.000 (pesos uruguayos quinientos mil) con cargo a Rentas Generales al programa 01 "Administración General", a efectos de su empleo, por parte de la Dirección de Educación, en tareas de inspección y seguimiento de las guarderías, cuya supervisión encomienda al Ministerio de Educación y Cultura, la Ley N° 16.802, de 19 de diciembre de 1996.

Artículo 321.- La totalidad de la recaudación por venta de entradas de los espectáculos que desarrolle el Ministerio de Educación y Cultura (Programa 001) se destinará al desarrollo de sus actividades culturales.

Artículo 322.- El Ministerio de Educación y Cultura queda facultado a cobrar el arrendamiento de las salas que administran sus unidades ejecutoras, cuyo precio será determinado por dicho Ministerio, teniendo en consideración el costo del uso de la sala y el interés de la actividad que se prevea. El Ministerio podrá eximir del pago del arrendamiento cuando medie interés público en la difusión de la actividad a realizarse.

Artículo 323.- Facúltase al Centro de Diseño Industrial a prestar los servicios técnicos, asesorías y diagnósticos, así como a la comercialización de los productos y servicios de sus talleres que le fueren requeridos por los particulares o instituciones públicas o privadas.

La totalidad de lo recaudado por este concepto será destinado, por el programa, a financiar los gastos de funcionamiento de dicho Centro de Estudios.

No serán de aplicación, en este caso, lo dispuesto por los artículos 594 de la Ley N° 15.903, de 10 de noviembre de 1987, y 771 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 324.- Facúltase al Centro de Capacitación y Producción (CECAP) a prestar los servicios técnicos, asesoría y diagnósticos, así como a la comercialización de los productos y servicios de sus talleres de capacitación y producción que le fueren requeridos por los particulares o instituciones públicas o privadas.

El Centro de Capacitación y Producción, previa conformidad del Poder Ejecutivo y de acuerdo con la normativa vigente en la materia, podrá percibir precios o tarifas como contraprestación de los bienes y servicios a que se refiere el inciso anterior.

De la totalidad de la recaudación que perciba, deducidos los gastos en que incurriese para la producción de los bienes o en la prestación del servicio, el 50% (cincuenta por ciento) será destinado a gastos de funcionamiento e inversiones del Centro y el 50% (cincuenta por ciento) restante será distribuido entre los integrantes de los talleres que hubieran producido bienes o hayan prestado el servicio"

Artículo 325.- Extiéndense los beneficios establecidos por el artículo 596 de la Ley N° 16.736, de 5 de enero de 1996, a las empresas allí mencionadas que efectúen donaciones o realicen inversiones en investigación o tecnología que desarrolle el Instituto de Investigaciones Biológicas Clemente Estable.

El Poder Ejecutivo, dentro de los noventa días de promulgada la presente ley, reglamentará esta disposición y fijará el límite anual con cargo a impuestos.

Artículo 326.- Autorízase al Instituto de Investigaciones Biológicas "Clemente Estable" a prestar y comercializar los servicios técnicos, asesorías y diagnósticos que le fueren requeridos por los particulares o instituciones públicas o privadas.

La totalidad de lo recaudado por este concepto será destinado a financiar los gastos de funcionamiento de dicho Instituto.

No será de aplicación en este caso lo dispuesto por los artículos 594 de la Ley Nº 15.903, de 10 de noviembre de 1987, y 771 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 327.- Créanse en la Unidad Ejecutora 011 Instituto de Investigaciones Biológicas Clemente Estable, los siguientes cargos distribuidos en el período 2000-2004: durante el año 2001 un cargo de Investigador Jefe Profesional (escalafón A, grado 16); un cargo de Investigador Asistente (escalafón D, grado 13); tres cargos Técnico III Preparador (escalafón B, grado 07). Durante el año 2002 un cargo de Investigador Asistente (escalafón D, grado 13); un cargo de Investigador Ayudante (escalafón D, grado 11); dos cargos Técnico III Preparador (escalafón B grado 07). Durante el año 2003; un cargo de Investigador Jefe Profesional (escalafón A, grado 16); un cargo de Investigador Ayudante (escalafón D, grado 11), tres cargos Técnico III Preparador (escalafón B, grado 07). Durante el año 2004 un cargo de Investigador Ayudante (escalafón D, grado 11), dos cargos Técnico III Preparador (escalafón B, grado 07).

Artículo 328.- Asígnase una partida anual de $ 360.000 (pesos uruguayos trescientos sesenta mil) al Instituto de Investigaciones Biológicas "Clemente Estable" a efectos de contratar quince becarios grado 1.

Artículo 329.- Facúltase al Poder Ejecutivo a transformar por Resolución fundada, y a propuesta de la Fiscalía de Corte y Procuraduría General de la Nación, Fiscalías Letradas Nacionales y/o Departamentales, cuando razones de especialidad y volumen de trabajo así lo requieran, comunicándolo a la Asamblea General.

Artículo 330.- Asígnase a la Unidad Ejecutora 019 "Fiscalía de Corte y Procuraduría General de la Nación", Programa 010 "Ministerio Público y Fiscal" del Inciso 11, "Ministerio de Educación y Cultura", una partida de $ 7:166.400 (pesos uruguayos siete millones ciento sesenta y seis mil cuatrocientos), para gastos de funcionamiento con destino a contribuir al perfeccionamiento académico de los funcionarios que ocupan cargos en los escalafones A y N de acuerdo a la escala que se prevé para los magistrados del Poder Judicial en el artículo 442 de la presente ley.

(*) Texto corregido por Decreto 170/001

Artículo 331.- Habilítase la creación de las siguientes Fiscalías Letradas y sus correspondientes cargos: A partir del 1° de enero de 2001, dos Fiscalías Letradas Adjuntas y la Fiscalía Letrada Departamental de Mercedes de 2° Turno; a partir del 1 de enero de 2002, una Fiscalía Letrada Adjunta y las Fiscalías Letradas Departamentales de Treinta y Tres y de Canelones de 2° Turno, respectivamente; a partir del 1° de enero de 2003 dos Fiscalías Letradas Adjuntas y las Fiscalías Letradas Departamentales de Las Piedras y de Rivera de 3° Turno, respectivamente, de acuerdo a la siguiente escala.

AÑO 2001	$	1:274.780
AÑO 2002	$	1:342.634
AÑO 2003	$	1:744.876

Artículo 332.- Asígnase a la Unidad Ejecutora 019 "Fiscalía de Corte y Procuraduría General de la Nación", Programa 010 "Ministerio Público y Fiscal" del Inciso 11, "Ministerio de Educación y Cultura", una partida de $ 1:953.600 (pesos uruguayos un millón novecientos cincuenta y tres mil seiscientos), para gastos de funcionamiento, con destino a "Capacitación Técnica", de los funcionarios que ocupan cargos en los escalafones B, C, D, E y F, de acuerdo a una escala similar a la de los funcionarios del Poder Judicial.

Las compensaciones otorgadas no integran la base de cálculo de cualquier equiparación.

Artículo 333.- Créase el programa 101 "Asesoramiento a la Justicia Penal en materia económico financiera del Estado e implementación de medidas preventivas en la lucha contra la corrupción (Ley Nº 17.060, de 23 de diciembre de 1998)" en el Inciso 11 "Ministerio de Educación y Cultura".

Artículo 334.- A fin de llevar adelante el programa establecido en el artículo 333 de la presente ley, lo dispuesto por el numeral 9) del artículo III de la Convención Interamericana de la Lucha contra la Corrupción ratificada por la Ley N° 17.008, de 25 de setiembre de 1998, y lo estipulado en el artículo 4° de la Ley N° 17.060, de 23 de diciembre de 1998, créase la unidad ejecutora 022 "Junta Asesora en Materia Económico Financiera del Estado", en el Inciso 11 "Ministerio de Educación y Cultura".

Sustitúyese el texto del numeral 8°) del artículo 4° de la Ley N° 17.060, de 23 de diciembre de 1998, por el siguiente:

"8°) La Junta constituye un Cuerpo con independencia técnica en el ejercicio de sus funciones. Informará mensualmente, por cualquier vía idónea, al Fiscal de Corte y Procurador General de la Nación sobre las actividades desarrolladas en relación a los cometidos previstos en los numerales 2°), 3°) y 4°) del presente artículo, así como también de toda resolución adoptada sobre impedimentos, excusas o recusaciones que, a juicio del Cuerpo, alguno de sus miembros pudiere tener respecto de los asuntos a consideración del mismo. Sin perjuicio de lo establecido en el numeral 7°) precedente, la Fiscalía de Corte y Procuraduría General de la Nación podrá suministrar a la Junta Asesora el apoyo administrativo y contable para el mejor cumplimiento de sus cometidos que ésta le solicitare".

Artículo 335.- Los cargos de miembro de la Junta Asesora tendrán fijada la retribución establecida en el planillado adjunto, a cuyo efecto no será de aplicación el tope establecido en el inciso primero del artículo 105 de la llamada Ley Especial N° 7, de 23 de diciembre de 1983 y quedarán incluidos en el régimen de reserva de cargo establecido en el artículo 1° del Decreto-Ley N° 14.622, de 24 de diciembre de 1976, y modificativas.

Artículo 336.- Los funcionarios públicos pertenecientes a la Administración Central o a los organismos del artículo 220 de la Constitución de la República que, a la fecha de vigencia de la presente ley, se encuentren desempeñando funciones en la Junta Asesora podrán optar por ocupar un cargo o función contratada en la misma sí cumplen las siguientes condiciones:

A) Expresar por escrito su voluntad de optar dentro del término de noventa días siguientes a la fecha de publicación de la presente ley en el Diario Oficial.

B) Contar con anuencia de la Junta Asesora en cuanto estime satisfactorio su desempeño.

En tal caso la incorporación se hará a la función contratada o al cargo presupuestado asignado por la Junta Asesora.

Artículo 337.- A fin de asistirla en el cumplimiento de las funciones conferidas de asesoramiento a la Justicia Penal, conforme lo dispone el artículo 4° de la Ley N° 17.060, de 23 de diciembre de 1998, autorízase a la Junta Asesora a otorgar cinco contratos y su importe no podrá superar los 29 salarios mínimos nacionales.

Dicha contratación a ser realizada directamente por la Junta Asesora deberá estar debidamente fundada en cada caso concreto, no requerirá llamado a concurso de mérito u oposición, no excluirá la calidad de funcionario público ni serán de aplicación los requisitos y condiciones establecidos en el artículo 15 de la Ley N° 16.462, de 11 de enero de 1994, y en el artículo 738 de la Ley N° 16.736, de 5 de enero de 1996. Asimismo, deberá dejarse expresa constancia que: a) el contrato asume una obligación de resultado en un plazo determinado y b) que el comitente no se encuentra en condiciones materiales de ejecutar con sus funcionarios el objeto del arriendo.

A fin de cumplir con los plazos establecidos por el artículo 4° de la Ley N° 17.060, de 23 de diciembre de 1998, el Tribunal de Cuentas podrá habilitar al Contador delegado del Inciso 11 a intervenir directamente en el proceso del gasto de dichas contrataciones.

Dentro de los siguientes diez días de verificada cada contratación la Junta Asesora deberá informar al Ministerio de Educación y Cultura y al Ministerio de Economía y Finanzas de las decisiones adoptadas en materia de estas contrataciones, identificando pormenorizadamente los importes, condiciones y período de cumplimiento de los arrendamientos de obra correspondientes, dando cuenta a la Asamblea General.

Artículo 338.- En materia de gastos de funcionamiento y de inversiones, la Junta Asesora será ordenador secundario por importes hasta el doble de las licitaciones abreviadas. Al respecto tendrá atribuciones para contratar bienes y servicios hasta dicho límite. Por encima de tal importe actuarán los ordenadores competentes.

Artículo 339.- Exceptúase por una sola vez a la Junta Asesora de la prohibición dispuesta por el artículo 22 de la Ley Nº 16.320, de 1º de noviembre de 1992.

El funcionario designado para prestar servicios en comisión en la Junta Asesora mantendrá la totalidad de las remuneraciones que por todo concepto perciba en la oficina de origen, incluso las que correspondan al desempeño efectivo de tareas en la misma, por lo que no será de aplicación lo dispuesto en el artículo 56 de la presente ley.

Mientras dure el desempeño efectivo en la unidad ejecutora la Junta Asesora podrá disponer del crédito autorizado en el planillado adjunto a efectos de otorgar la compensación especial prevista.

De lo actuado en aplicación del presente artículo se dará cuenta al Ministerio de Educación y Cultura.

Artículo 340.- La Junta Asesora podrá disponer del crédito autorizado en el planillado adjunto, según la distribución realizada en el mismo, a efectos de otorgar una compensación especial a los funcionarios que desempeñen efectivamente funciones en la misma. Dicha partida se incorporará como compensación al cargo o función.

Artículo 341.- Encomiéndase al Ministerio de Educación y Cultura la realización de los estudios de prefactibilidad sobre una Universidad Binacional a ubicarse en la Ciudad de Rivera, en el marco de la descentralización y del mejoramiento de la oferta educativa.

La Universidad de la República deberá proveer la información técnica imprescindible para la obtención del objetivo precedente.

Artículo 342.- Facúltase a la Unidad Ejecutora 021 "Dirección General del Registro de Estado Civil de las Personas", a celebrar los convenios que estime convenientes para brindar información a los usuarios, a los efectos de la mejor prestación de sus servicios o del mejor aprovechamiento de su capacidad técnica, material y humana.

El Ministerio de Educación y Cultura, a instancias de la Dirección General del Registro de Estado Civil, determinará el precio de los mismos. Los fondos serán recaudados y administrados en su totalidad por la mencionada Dirección, la que destinará lo recaudado para la promoción social de sus recursos humanos, no siendo de aplicación en este caso lo dispuesto por el artículo 594 de la Ley Nº 15.903, de 10 de noviembre de 1987.

Artículo 343.- Modifícase el artículo 8º de la Ley Nº 16.524 de 25 de julio de 1994 (creación del Fondo de Solidaridad) el que quedará redactado de la siguiente forma:

"ARTICULO 8º.- La Caja de Jubilaciones y Pensiones de Profesionales Universitarios, la Caja Notarial de Jubilaciones y Pensiones y el Banco de la República Oriental del Uruguay deducirán de cada aporte recibido el 1% (uno por ciento) por concepto de gastos de administración.

La Comisión Administradora del Fondo utilizará y administrará hasta un 1,8% (uno coma ocho por ciento) de los aportes recibidos para sus gastos de funcionamiento, realizando su actividad en el ámbito del Ministerio de Educación y Cultura".

Artículo 344.- Facúltase al Poder ejecutivo a destinar a Rentas Generales las partidas asignadas a la Unidad Ejecutora 015, "Biblioteca Nacional", del Ministerio de Educación y Cultura por los artículos 337, inciso segundo de la Ley N° 16.170, de 28 de diciembre de 1990 y 89 de la Ley N° 16.462, de 18 de enero de 1994.

De ejercer la facultad antedicha, el Poder Ejecutivo deberá incrementar en la Unidad Ejecutora mencionada, los créditos presupuestales en un monto equivalente a $ 10:334.000 (pesos uruguayos diez millones trescientos treinta y cuatro mil).

El 80% (ochenta por ciento) de esa partida será destinada al rubro 0 para ser distribuida entre los funcionarios que revisten en el padrón de acuerdo a la reglamentación interna del Fondo de Promoción y Desarrollo de la Biblioteca Nacional, establecida en la resolución de la Dirección General de fecha 23 de mayo de 1995.

Dicha partida será incorporada al sueldo como compensación a la persona.

El 20% (veinte por ciento) restante será para atender gastos de funcionamiento e inversiones de la institución.

INCISO 12

MINISTERIO DE SALUD PUBLICA

Artículo 345.- Facúltase al Ministerio de Salud Pública a realizar reestructuras organizativas, comprendiendo nuevos modelos de gestión y gerenciamiento de sus unidades ejecutoras, previo asesoramiento del Comité Ejecutivo para la Reforma del Estado (CEPRE) y del Ministerio de Economía y Finanzas. A tales efectos podrá suprimir, transformar, fusionar o crear nuevas unidades ejecutoras y cambiar su denominación.

Asimismo podrá crear, suprimir, transformar y redistribuir entre las mismas, cargos y funciones contratadas, establecer un sistema de alta gerencia, alta especialización y prioridad u otro sistema igualmente idóneo, reasignando los créditos presupuestales correspondientes.

La reestructura mencionada no podrá significar aumento de costos respecto al presupuesto que se aprueba, ni lesión de derechos funcionales.

El Ministerio de Salud Pública en un plazo de ciento ochenta días a partir de la promulgación de la presente ley, proyectará y remitirá al Poder Ejecutivo, la nueva estructura orgánica y escalafonaria de sus programas y unidades ejecutoras para su aprobación.

Artículo 346.- Facúltase al Ministerio de Salud Pública a celebrar, con carácter experimental, con instituciones privadas de asistencia u organizaciones que demuestren probada capacidad de gestión en el ámbito de la salud, convenios parciales o totales de gestión de sus establecimientos asistenciales.

En ningún caso, luego de celebrados los convenios, las localidades donde presta servicios el Centro Asistencial del Ministerio de Salud Pública podrán quedar con un número menor de operadores al preexistente al momento de celebrar el referido acuerdo, con excepción del departamento de Montevideo y su zona limítrofe. El Poder Ejecutivo, determinará taxativamente cuales localidades se entienden como limítrofes al departamento de Montevideo.

Las empresas que pasen a gestionar los referidos Centros Asistenciales, no podrán constituirse bajo la forma jurídica de sociedades anónimas con acciones al portador.

El financiamiento de los convenios será con cargo a las asignaciones presupuestales del programa de la respectiva unidad ejecutora involucrada, excluyendo las partidas del grupo 0 "Servicios Personales".

La facultad conferida por el presente artículo se ejercitará en forma gradual, abarcando durante el primer año un máximo de seis centros hospitalarios. Transcurrido ese lapso, se efectuará un análisis sobre los resultados obtenidos dando cuenta del mismo al Poder Legislativo, quien podrá habilitar la extensión o suspensión de la experiencia.

El Poder Ejecutivo reglamentará la presente disposición, estableciendo las bases y los alcances de los convenios referidos aplicando, en lo pertinente, las normas de contabilidad y administración financiera del Estado y respetando los derechos funcionales.

Artículo 347.- La asignación de los recursos presupuestales para las unidades ejecutoras dependientes de la Administración de los Servicios de Salud del Estado (ASSE) que ésta determine, se realizará de conformidad con las pautas establecidas por la Dirección General de dicha Administración, de acuerdo a la reglamentación que dictará el Poder Ejecutivo, estableciendo el grado de compromiso de gestión al que se someterá la unidad ejecutora subordinada.

Similar criterio se seguirá para la asignación de los recursos presupuestales para cada programa de salud dependiente de la Dirección General de la Salud.

Artículo 348.- Sustitúyense los artículos 1° y 4° de la Ley N° 13.223, de 26 de diciembre de 1963, por los siguientes:

"ARTICULO 1°.- Los funcionarios y ex funcionarios jubilados dependientes del Ministerio de Salud Pública y los trabajadores que a la fecha de vigencia de la presente ley pertenezcan a la Comisión Honoraria de la Lucha Antituberculosa, así como el cónyuge y sus familiares de primer grado de consanguinidad, tendrán derecho a la asistencia integral gratuita en todos los establecimientos asistenciales de la Administración de los Servicios de Salud del Estado (ASSE).

Quedan excluidas del derecho todas aquellas personas que sean beneficiarias de cualquier otro tipo de cobertura asistencial integral, pública o privada, respecto de las prestaciones cubiertas".

"ARTICULO 4°.- El Poder Ejecutivo, en acuerdo con el Ministro de Salud Pública y el Ministro de Economía y Finanzas, reglamentará la presente ley, estableciendo que la canasta de prestaciones incluida en la asistencia integral no será inferior a la que brinda la Administración de los Servicios de Salud del Estado a sus usuarios ni a la que reciben actualmente los funcionarios, ex funcionarios jubilados y trabajadores referidos en el artículo 1° de la presente ley".

Artículo 349.- El derecho a la compensación por atención directa a pacientes internados en sala, servicios de emergencia y block quirúrgico, creado por el artículo 247 de la Ley N° 15.903, de 10 de noviembre de 1987, con la modificación dada por el artículo 280 de la Ley N° 16.226, de 29 de octubre de 1991, quedará condicionada a la disponibilidad de crédito presupuestal. La insuficiencia de crédito determinará que el cupo asignado a la unidad ejecutora se distribuya proporcionalmente entre los funcionarios con derecho a dicho beneficio.

El Director de la unidad ejecutora que comprometa gastos en contravención con la presente disposición responderá directamente por su acción u omisión.

Artículo 350.- En todos los casos en que se demanden prestaciones de asistencia a la Administración de los Servicios de Salud del Estado (ASSE), ésta verificará si el usuario se encuentra amparado por otro régimen de cobertura integral o parcial, en cuyo caso, requerirá por medio fehaciente que la institución resuelva de inmediato si le prestará cobertura en su establecimiento o si asumirá los gastos derivados por las prestaciones que brinde a su afiliado ASSE.

El Poder Ejecutivo en acuerdo con el Ministro de Salud Pública y el Ministro de Economía y Finanzas reglamentará la presente disposición.

Artículo 351.- El Ministerio de Salud Pública remitirá mensualmente a las Instituciones de Asistencia Médica Colectiva (IAMC) el resumen de los pacientes afiliados a las mismas, que fueron atendidos en sus centros hospitalarios.

En caso de que la atención brindada al paciente por el Ministerio de Salud Pública no exceda las cuarenta y ocho horas de hospitalización, ni se le haya practicado cirugía o realizado análisis clínicos con costo superior a los $ 1.200 (pesos uruguayos mil doscientos), las IAMC abonarán al Ministerio de Salud Pública por cada paciente atendido, el costo de la cuota de afiliación individual del mes correspondiente, con exclusión de la partida correspondiente al Fondo Nacional de Recursos. En todos los demás casos, el Ministerio de Salud Pública cobrará el costo devengado por la atención brindada.

En caso de incumplimiento, el saldo pendiente de pago será deducido por el Banco de Previsión Social del pago mensual previsto para la institución de asistencia médica colectiva de que se trate, debiendo comunicar las cantidades deducidas al Ministerio de Economía y Finanzas.

El producido de los servicios prestados, será distribuido en un 50% (cincuenta por ciento) para ASSE y el restante 50% (cincuenta por ciento) para Rentas Generales.

Artículo 352.- Las facturas por prestaciones asistenciales brindadas por las dependencias de la Administración de los Servicios de Salud del Estado (ASSE), a socios de las instituciones de asistencia médica privada, particular o colectivas, debidamente conformadas, y no deducidas por el Banco de Previsión Social (BPS), constituirán título ejecutivo a todos los efectos legales.

Artículo 353.- El sistema de pago de incentivos a la productividad a los funcionarios del Ministerio de Salud Pública previsto por el artículo 394 de la Ley Nº 16.736, de 5 de enero de 1996, quedará limitado a aquellos funcionarios que efectivamente cumplan funciones en los establecimientos de los programas individualizados en el mismo y no perciban retribución con cargo al objeto del gasto 042.095.

Artículo 354.- Facúltase al Poder Ejecutivo a incorporar al régimen de Residencias Técnico Profesionales de Administración Hospitalaria creado por el artículo 309 de la Ley Nº 16.320, de 1º de noviembre de 1992, los profesionales universitarios químicos farmacéuticos, técnicos en recursos humanos, tecnólogos, laboratoristas, técnicos en registros médicos, administración e informática, egresados de las facultades habilitadas para la formación académica en las disciplinas mencionadas.

La partida que financia esta incorporación se incluye en el objeto del gasto "Retribuciones personal contratado funciones permanentes".

Artículo 355.- La facultad de contratación prevista por el artículo 410 de la Ley Nº 16.170, de 28 de diciembre de 1990, será privativa del Director General de la Administración de los Servicios de Salud del Estado (ASSE).

Artículo 356.- Las personas contratadas al amparo de lo previsto por el artículo 410 de la Ley Nº 16.170, de 28 de diciembre de 1990, que al 31 de diciembre de 2000 hayan computado un año de servicios ininterrumpidos, quedarán incorporados al padrón presupuestal del Ministerio de Salud Pública, en carácter de interinos, en los cargos y funciones que determine la reglamentación.

A los fines de la aplicación de la presente norma, facúltase al Ministerio de Salud Pública a crear, suprimir, transformar y redistribuir entre las unidades ejecutoras, los cargos y funciones que correspondan, sin que implique incremento presupuestal.

Las contrataciones que se verifiquen a partir de la vigencia de la presente ley y al amparo de la norma referida, quedarán sometidas a la reglamentación vigente.

Artículo 357.- Sustitúyese el literal B) del artículo 17 del Decreto-Ley Nº 15.181, de 21 de agosto de 1981, por el siguiente:

"B) Realizar afiliaciones de carácter vitalicio".

Esta disposición no afecta los derechos adquiridos en base a las contrataciones celebradas al amparo de la normativa anterior a la entrada en vigencia de la presente ley.

En el caso de instituciones de asistencia médica que tengan campañas de socios vitalicios en ejecución, la prohibición establecida en el presente literal les será aplicable a partir de los ciento cincuenta días de la entrada en vigencia de la presente ley.

Artículo 358.- Modifícase el artículo 279 de la Ley N° 15.903, de 10 de noviembre de 1987, que quedará redactado de la siguiente manera:

"ARTICULO 279.- Los directivos de las Instituciones de Asistencia Médica Colectiva (IAMC) cuyos cargos podrán ser rentados, responderán civilmente hacia la institución, los socios y los terceros, por los daños y perjuicios resultantes, directa e indirectamente, de la violación de la ley, el estatuto o el reglamento, por el mal desempeño de su cargo en los casos en que actúen con deslealtad o falta de la debida diligencia media de un buen padre de familia, y por aquellos producidos por abuso de facultades, dolo o culpa grave.

Dicha responsabilidad no le corresponderá a los directivos que hubieren dejado constancia de su voto discorde en referencia a los actos denunciados.

Lo dispuesto en los incisos anteriores será sin perjuicio de la responsabilidad que correspondiere a la institución a la que pertenecen".

Artículo 359.- Sustitúyese el inciso segundo del artículo 397 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"Los recursos que por el artículo 11 de la Ley N° 12.072, de 4 de diciembre de 1953, recibe el Servicio Nacional de Sangre, se afectarán en un 66% (sesenta y seis por ciento) a éste y en un 34% (treinta y cuatro por ciento) al Banco Nacional de Organos y Tejidos.

El porcentaje destinado al Servicio Nacional de Sangre se incrementará progresivamente en un 1% (uno por ciento) anual hasta alcanzar este subprograma el 70% (setenta por ciento), reduciéndose en igual porcentaje anual lo asignado al Banco Nacional de Organos y Tejidos, que al cabo del período percibirá el 30% (treinta por ciento) de lo recaudado".

Artículo 360.- Declárase que el Ministerio de Salud Pública no estará gravado por las contribuciones de seguridad social correspondientes a la tenencia de inmuebles rurales inexplotados y recibidos por herencia, legado o donación hasta el momento de la incorporación de dichos bienes a su patrimonio y a las generadas por construcciones que al 31 de diciembre de 2000 hubieran sido realizadas en inmuebles de su propiedad.

Artículo 361.- Agrégase al artículo 403 de la Ley N° 16.736, de 5 de enero de 1996, los siguientes incisos:

"Créase un Fondo Nacional de Lucha contra el SIDA con el objeto de financiar el suministro de los medicamentos necesarios y de la realización de los estudios pertinentes en el tratamiento de la enfermedad que requieran los pacientes beneficiarios de la Administración de los Servicios de Salud del Estado (ASSE).

Fíjase en hasta el 2% (dos por ciento) el impuesto creado por el artículo 11 de la Ley N° 12.072, de 4 de diciembre de 1953, destinándose el 50% (cincuenta por ciento) de lo recaudado por dicho impuesto al Fondo Nacional de Lucha contra el SIDA. Regirán para este impuesto las mismas excepciones a que refiere el numeral 7° de exoneraciones del artículo 364 de la presente ley".

Artículo 362.- Asígnase al Ministerio de Salud Pública una partida de $ 4.500.000 (pesos uruguayos cuatro millones quinientos mil) para el año 2001 y otra de $ 9.000.000 (pesos uruguayos nueve millones) a partir del año 2002, con destino a la ampliación del Programa de Atención Primaria de Salud del Primer Nivel, que beneficia a los usuarios de la Administración de los Servicios de Salud del Estado (ASSE), mediante la contratación de médicos de familia, los que en todo caso quedarán sujetos al estatuto reglamentario vigente.

Las partidas asignadas se incluyen en el objeto del gasto 282 "Profesionales y Técnicos".

Artículo 363.- Asígnase al Ministerio de Salud Pública una partida de $ 6.300.000 (pesos uruguayos seis millones trescientos mil) para el año 2001 con destino al diseño y ejecución de un Programa de Vida Saludable a cargo de la Dirección General de la Salud de dicha Secretaría de Estado. La partida asignada se incluye en el objeto del gasto 299 "Servicios no personales".

Artículo 364.- El Ministerio de Salud Pública transferirá mensualmente en forma permanente, una partida que se ajustará de acuerdo con el régimen general para retribuciones personales, de la financiación 1.2 "Recursos con Afectación Especial" a la financiación 1.1 "Rentas Generales" por la suma de $ 2.000.000 (pesos uruguayos dos millones), de los programas 005 "Administración del Subsidio para la Atención Médica", 006 "Administración de la Red de Establecimientos de Agudos", 007 "Administración de la Red de Establecimientos de Agudos del Interior" y 008 "Administración de los Establecimientos de Crónicos y Especializados".

Artículo 365.- Deróganse las afectaciones establecidas en el inciso siete del artículo 5º de la Ley Nº 16.343, de 24 de diciembre de 1992, y en el inciso cuarto del artículo 4º de la Ley Nº 17.166, de 10 de setiembre de 1999.

Los recursos desafectados en el inciso anterior se podrán utilizar indistintamente para financiar la asistencia en el país o en el exterior del Fondo Nacional de Recursos creado por la Ley Nº 16.343, de 24 de diciembre de 1992.

La asistencia en el extranjero se financiará con aportes del Fondo Nacional de Recursos y de los propios beneficiarios, de acuerdo a la reglamentación que a tales efectos dictará el Poder Ejecutivo en acuerdo con los Ministerios de Salud Pública y de Economía y Finanzas.

Dicha reglamentación deberá tener en cuenta la capacidad contributiva del beneficiario entendiendo por tal su situación patrimonial e ingresos de su núcleo familiar.

Artículo 366.- Agrégase al inciso segundo del artículo 3º de la Ley Nº 16.343, de 24 de diciembre de 1992, en la redacción dada por el artículo 409 de la Ley Nº 16.736, de 5 de enero de 1996, el siguiente inciso:

> "La Dirección Nacional de Sanidad de las Fuerzas Armadas y la Dirección Nacional de Sanidad Policial podrán optar por el costo de los actos médicos efectivamente realizados o por la situación actual".

Artículo 367.- Derógase el artículo 11 del Decreto-Ley Nº 15.703, de 11 de enero de 1985.

Artículo 368.- Asígnase al Comité Ejecutivo del Programa Nacional de Diabetes, Inciso 12 "Ministerio de Salud Pública", una partida anual de $ 348.600 (pesos uruguayos trescientos cuarenta y ocho mil seiscientos) para el período 2001-2004 para gastos de funcionamiento e inversión a los efectos de la creación, instrumentación, actualización y mantenimiento del Registro Nacional de Diabetes, el que funcionará en la órbita de dicho Ministerio.

Asígnase a la Asociación de Diabéticos del Uruguay y a la Sociedad de Diabetología y Nutrición del Uruguay una partida por única vez de $ 1.162.000 (pesos uruguayos un millón ciento sesenta y dos mil) la que será administrada en forma conjunta a efectos de la realización de un estudio de prevalencia de la población nacional, con el objetivo de determinar dentro de la misma qué proporción es afectada por diabetes. Dicho estudio será controlado por la Comisión Asesora de la Diabetes y el Comité Ejecutivo del Programa Nacional de Diabetes del Ministerio de Salud Pública los que podrán nombrar un auditor. Esta erogación se hará efectiva en el ejercicio 2001 y será informada al Poder Legislativo en la o las rendiciones de cuentas correspondientes.

Artículo 369.- Prohíbese la intermediación lucrativa en la captación de socios y/o afiliados para las instituciones de asistencia médica colectiva, entendiéndose por tal aquella actividad realizada por una o más personas, en forma individual o concertada, tendiente a lograr afiliaciones para las citadas instituciones, percibiendo a cambio una retribución, precio o beneficio, cualquiera fuera su naturaleza.

Prohíbese, asimismo, la actividad de promoción para la captación de socios y/o afiliados, que incluya la entrega o promesa de entrega a éstos de dinero u otra ventaja equivalente.

El que, indistintamente, ejecutare dichas actividades, será castigado con una pena de dos a dieciocho meses de prisión.

Los Directivos, Directores Generales, Directores y Administradores de las Instituciones de Asistencia Médica Colectiva que, por cualquier medio, facilitaren, propiciaren, aceptaren o ejecutaren actos tendientes a tales fines, serán considerados coautores.

Constituyen circunstancias agravantes de este delito:

A) El carácter de funcionario público del agente.

B) El grado de jerarquía funcional del coautor.

Exclúyense de las tipificaciones precedentes las siguientes situaciones:

A) Las actividades de promoción realizadas directamente por personal dependiente de las instituciones aludidas.

B) Las actividades de publicidad y/o propaganda llevadas a cabo directamente por agencias publicitarias debidamente acreditadas.

C) Las actividades desarrolladas en calidad de dependiente en una relación laboral privada.

Artículo 370.- Asígnase al Ministerio de Salud Pública una partida anual, a partir del año 2001, de $ 3:484.600 (pesos uruguayos tres millones cuatrocientos ochenta y cuatro mil seiscientos) con destino al diseño y ejecución de un Programa de Internado en la Licenciatura de Enfermería de la Universidad de la República, para atender la erogación que demanden la contratación de hasta cien estudiantes por año, cuya duración del internado y demás condiciones, serán determinadas por la reglamentación que a tal efecto dicte el Poder Ejecutivo.

Artículo 371.- Facúltase al Ministerio de Salud Pública a otorgar a la Comisión Apoyo de la Policlínica de la ciudad de Tranqueras, del departamento de Rivera, los recursos necesarios para mejorar el sistema eléctrico y el saneamiento de dicha policlínica, con cargo a Rentas Generales.

Artículo 372.- La Comisión Nacional Honoraria de Lucha contra la Hidatidosis será presidida por el Ministro de Salud Pública o quien éste designe y se regirá en su organización y funcionamiento por lo dispuesto en su Ley de creación Nº 13.459, de fecha 9 de diciembre de 1965, con las modificaciones introducidas por la Ley Nº 16.106, de 24 de enero de 1990.

INCISO 13

MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL

Artículo 373.- Declaránse comprendidos en las exoneraciones previstas por el artículo 23 de la Ley Nº 15.800, de 17 de enero de 1986, los aportes patronales que debiera realizar el Ministerio de Trabajo y Seguridad Social con relación a las sumas provenientes del Fondo de Participación creado por el artículo 567 de la Ley Nº 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 439 de la Ley Nº 16.320, de 1º de noviembre de 1992.

Artículo 374.- A partir de la vigencia de la presente ley no podrá autorizarse el pase en comisión a otras dependencias u organismos públicos, de funcionarios presupuestados o contratados de la Unidad Ejecutora 007, escalafón D, Inspector, que no cuenten con un mínimo de tres años en el desempeño efectivo de las funciones propias del cargo.

Lo dispuesto en el inciso precedente se aplicará sin perjuicio de los regímenes especiales vigentes y de lo establecido por el artículo 20 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 40 de la Ley Nº 16.320, de 1º de noviembre de 1992.

Artículo 375.- Asígnase al programa 001 "Administración General" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", una partida anual de $ 8:000.000 (pesos uruguayos ocho millones) con destino al pago de una compensación mensual por alimentación para quienes presten funciones en el inciso.

La asignación será financiada con los recursos establecidos por el literal D) del artículo 3º de la Ley Nº 13.453, de 2 de diciembre de 1965, en la redacción dada por el artículo 413 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 376.- Dispónese que los pasantes contratados al amparo del artículo 436 de la Ley Nº 16.736, de 5 de enero de 1996, así como los que desempeñen tareas en el Ministerio de Trabajo y Seguridad Social en régimen de pasantías en base a convenios suscritos o que se suscriban en el futuro con instituciones públicas o privadas, percibirán como única remuneración la establecida en el respectivo contrato de pasantía, quedando expresamente excluidos de cualquier compensación y proventos en efectivo o en especie que perciben los funcionarios pertenecientes a los cuadros presupuestales de dicha Secretaría de Estado.

Artículo 377.- Asígnase al Inciso 13 "Ministerio de Trabajo y Seguridad Social" una partida anual por el término de cuatro años de $ 1.045.800 (pesos uruguayos un millón cuarenta y cinco mil ochocientos), destinada al fortalecimiento de la Asesoría en Seguridad Social.

Artículo 378.- Suprímese el Instituto Nacional de Abastecimiento (INA) y deróganse todas las disposiciones que establecieron funciones, deberes y facultades para el mismo, especialmente el artículo 432 de la Ley Nº 16.736, de 5 enero de 1996.

El Poder Ejecutivo, a propuesta del Ministerio de Trabajo y Seguridad Social, designará al liquidador del INA y reglamentará el proceso de liquidación del patrimonio del INA para determinar el pasivo y su cancelación; establecer sus créditos y su efectiva realización; enajenar sus bienes y contemplar todos los aspectos que puedan resultar pertinentes al respecto.

El liquidador deberá presentar el plan de instrumentación de las pautas que se le encomiendan en el inciso anterior, ante el Ministerio de Trabajo y Seguridad Social, para su aprobación.

Una vez ejecutado el plan, el liquidador deberá presentar el balance de lo actuado al Ministerio de Trabajo y Seguridad Social así como a la Asamblea General del Poder Legislativo.

El personal de la referida institución que figuraba en la respectiva planilla de trabajo con una antigüedad no inferior a un año al 31 de diciembre de 1999 podrá optar, dentro de los 60 (sesenta) días siguientes a la vigencia de la presente ley y por única vez entre:

A) Percibir la totalidad de las retribuciones emergentes de su desvinculación laboral de la persona que se suprime por la presente ley.

B) Ser contratados para la función pública, con intervención de la Oficina Nacional del Servicio Civil. Dicha contratación no podrá significar en ningún caso lesión de derechos funcionales, especialmente del sueldo, compensaciones de carácter permanente y demás beneficios sociales que percibieran por cualquier concepto los referidos trabajadores.

A tales efectos, el liquidador remitirá a la Oficina Nacional del Servicio Civil y a la Contaduría General de la Nación la nómina completa de los trabajadores comprendidos en la contratación, con información de la función que desempeñan, sueldo, compensaciones de carácter permanente y demás beneficios sociales que perciban por cualquier concepto.

La Contaduría General de la Nación habilitará los recursos para atender los contratos de trabajo de acuerdo a la información que se le suministre reasignando los créditos presupuestales necesarios.

Artículo 379.- El personal no comprendido en el artículo anterior ingresará como becarios en el Ministerio de Trabajo y Seguridad Social.

Artículo 380.- Asígnase una partida, por única vez, de $ 17:430.000 (pesos uruguayos diecisiete millones cuatrocientos treinta mil) al Ministerio de Trabajo y Seguridad Social, destinada al pago de las deudas contraídas por la persona jurídica de derecho público no estatal Instituto Nacional de Abastecimiento (INA) hasta el momento de su supresión.

Facúltase al Ministerio de Trabajo y Seguridad Social, que después de distribuida la partida otorgada, en caso que la misma fuera insuficiente para efectuar los pagos a los proveedores que no hayan hecho efectivas sus deudas, a abonar las mismas con recursos propios.

Dicha partida será administrada por el liquidador designado en el artículo 378 de la presente ley, quien efectuará la distribución de esta partida entre los acreedores de la mencionada persona jurídica que se suprime, dentro del término de sesenta días a contar de la vigencia de la presente ley, con el informe previo de la Contaduría General de la Nación.

Artículo 381.- Los funcionarios del Inciso 13 "Ministerio de Trabajo y Seguridad Social" que revisten funciones contratadas de carácter permanente, podrán optar por ser presupuestados en el último grado ocupado del escalafón correspondiente a la función que desempeñan, dentro de los sesenta días de promulgada la presente ley.

Artículo 382.- Autorízase al Ministerio de Trabajo y Seguridad Social, únicamente para los ejercicios 2002 y 2003, partidas anuales para financiar inversiones en el Area Informática de $ 5:150.000 (pesos uruguayos cinco millones ciento cincuenta mil) cada una.

Dichas partidas serán financiadas con cargo a los ingresos de libre disponibilidad que superen el tope fijado para los gastos de funcionamiento de dicha Secretaría de Estado.

Artículo 383.- Asígnase una partida anual de $ 13:944.000 (pesos uruguayos trece millones novecientos cuarenta y cuatro mil), para los ejercicios 2002 y 2003, con financiamiento de Rentas Generales para complementar los recursos que integran el Fondo de Reconversión Laboral creado por el artículo 325 de la Ley N° 16.320, de 1° de noviembre de 1992.

(*) Texto corregido por Decreto 170/001

Dicha partida será destinada a la ejecución de los programas de capacitación y reconversión y será administrada por la Junta Nacional de Empleo y la transferencia se realizará por duodécimos a lo largo de cada ejercicio.

Artículo 384.- Facúltase al Poder Ejecutivo a contratar, en forma directa y en régimen de arrendamiento de obra, hasta 18 profesionales abogados, a fin de prestar funciones de conciliadores en las Oficinas de Trabajo del interior de la República.

La Contaduría General de la Nación habilitará los créditos correspondientes.

INCISO 14

MINISTERIO DE VIVIENDA,

ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE

Artículo 385.- Facúltase al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a autorizar las permutas de inmuebles adjudicados o adquiridos con subsidio habitacional, entre beneficiarios de sus programas de vivienda, condicionado a que se deje constancia en las escrituras de permuta y traslación de dominio respectivas, los valores que resultaron del subsidio original, del tiempo transcurrido y la depreciación de aquél ya operado.

Estas permutas quedarán comprendidas en lo dispuesto por el artículo 447 de la Ley N° 16.736, de 5 de enero de 1996, y los artículos 70 y siguientes de la Ley N° 13.728, de 17 de diciembre de 1968, y estarán exoneradas del pago del Impuesto a las Trasmisiones Patrimoniales.

Será también aplicable a esa instrumentación lo dispuesto por el artículo 88 de la Ley N° 13.728, de 17 de diciembre de 1968, en la redacción dada por el artículo 448 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 386.- Exonérase al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente de la obligación de comunicar al Registro Unico de Inmuebles del Estado a cargo de la Contaduría General de la Nación, la adquisición de bienes inmuebles destinados a la construcción de viviendas o regularización de asentamientos irregulares, cuando dichos bienes tengan como destino final ser enajenados a terceros.

Artículo 387.- Derógase el numeral 5) del artículo 3° de la Ley N° 16.112, de 30 de mayo de 1990.

Artículo 388.- Declaranse exoneradas del aporte unificado de la industria de la construcción previsto en el Decreto-Ley N° 14.411, de 7 de agosto de 1975, las viviendas permanentes de interés social existentes a la fecha de promulgación de la presente ley, e integrantes de asentamientos ocupados por personas que no sean propietarias del inmueble respectivo.

Dicha exoneración sólo regirá respecto de los inmuebles que sean objeto de regularización por parte del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente y para el caso de los Gobiernos Departamentales, para las regularizaciones ya designadas y, en lo sucesivo, siempre que la designación para la regularización cuente con informe favorable por parte del citado Ministerio y la misma tenga por finalidad la posterior adjudicación de la vivienda al respectivo ocupante. En estos casos se prescindirá del Certificado Único Especial que emite el Banco de Previsión Social (BPS) siendo suficiente la constancia notarial que acredite que esa situación se encuentre comprendida en la presente disposición.

Artículo 389.- Sustitúyese el artículo 446 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 446.- Autorízase al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a enajenar los bienes de su propiedad en la ejecución de los programas de vivienda, planes de ordenamiento y desarrollo territorial, de regularización de asentamientos irregulares y lotes con o sin servicios.

Cuando la enajenación no sea con destino inmediato a los beneficiarios finales pero tenga por objeto la ejecución de programas referidos en el inciso anterior, se requerirá la previa autorización del Poder Ejecutivo en acuerdo con el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente.

El producido de las enajenaciones referidas será con destino al Fondo Nacional de Vivienda y Urbanización".

Artículo 390.- Cuando el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente constate que una solución habitacional entregada a un beneficiario de sus programas habitacionales bajo cualquier modalidad fue cedida a terceros violando la prohibición correspondiente, el mismo podrá rescindir administrativamente el contrato respectivo quedando sin efecto la adjudicación, por lo que quedará en condiciones de promover la correspondiente acción judicial para recuperar la disponibilidad de la vivienda referida libre de ocupantes. En caso de no obtenerse la individualización de quienes la ocupan, el proceso de desalojo será el precario y podrá promoverse válidamente en forma genérica contra los ocupantes del inmueble.

Además serán causales de rescisión con los efectos antes dispuestos:

- no mantener el destino de casa habitación;

- la no ocupación real y efectiva por el beneficiario y su núcleo familiar;

- desocupación de la vivienda por más de 6 meses sin causa justificada y

- el no pago por el beneficiario de las obligaciones pecuniarias que imponga el Reglamento de los Núcleos Básicos Evolutivos por prestaciones o servicios que integran el SIAV.

Artículo 391.- Facúltase al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a destinar el saldo correspondiente a la partida asignada por el artículo 451 de la Ley N° 16.736, de 5 de enero de 1996, con cargo al Fondo Nacional de Vivienda y Urbanización, en concepto de contrapartida para la ejecución del Programa CREDIMAT de acuerdo al contrato de préstamo y aporte financiero suscrito el 23 de noviembre de 1993, con el Kredistanstalt fur Wiederaufbau, en el marco del Convenio sobre Cooperación Financiera celebrado el 20 de agosto de 1993, entre el Gobierno de la República Oriental del Uruguay y el Gobierno de la República Federal de Alemania.

El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente podrá destinar el producido de los costos administrativos a cargo de los organismos ejecutores intermedios a cubrir los costos operacionales que demande la ejecución del programa, excepto para remuneraciones personales.

Artículo 392.- Las devoluciones de préstamos concedidos a través del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, constituirán un fondo rotativo permanente y será reinvertido por el mismo para ser aplicados a la misma finalidad, independientemente del crédito presupuestal.

Artículo 393.- Declárase por vía interpretativa que, a los efectos de lo dispuesto en el artículo 153 del Código de Aguas (Decreto-Ley N° 14.859, de 15 de diciembre de 1978), en la redacción dada por el artículo 193 de la Ley N° 15.903, de 10 de noviembre de 1987, por "abiertas y pavimentadas", deberán entenderse aquellas rutas nacionales o ramblas costaneras de uso público, cuya construcción se ha efectivizado sobre el terreno, mediante la colocación de carpetas viales o materiales fijos, sin que pueda entenderse suficiente para ello, la mera limpieza o la compactación del suelo o aun la implantación de afirmados de grava, balasto, pedregullo o similares.

Artículo 394.- Como interpretación auténtica del artículo 449 de la Ley N° 16.736, de 5 de enero de 1996, se declara que la expresión programas, también comprende las regularizaciones de asentamientos que el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente lleve a cabo directamente o cuando asista a los Gobiernos Departamentales en dicha tarea.

En todos los casos en los que el Ministerio aplique las normas referidas en el citado artículo 449, no regirá la exigencia del artículo 30 de la Ley N° 10.751, de 25 de junio de 1946, presentará directamente el plano de fraccionamiento definitivo para su inscripción en la Dirección Nacional de Catastro, sin perjuicio de la aprobación municipal previa respecto de los trazados correspondientes.

Artículo 395.- Agréganse al Artículo 8° de la Ley N° 16.107, de 31 de marzo de 1990, los siguientes literales:

"F) La primera enajenación de bienes inmuebles que realice el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a los beneficiarios de los mismos, en el marco de la política de regularización de asentamientos irregulares y lotes con o sin servicios.

G) La primera enajenación de bienes inmuebles que realicen los Gobiernos Departamentales en el marco de la política de regularización de asentamientos irregulares y lotes con o sin servicios.

Artículo 396.- El Estado, a través del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, otorgará los subsidios y préstamos para vivienda, aislada o agrupada, en idéntico régimen, entre quienes se encuentren en igualdad de condiciones conforme a las diversas categorías de ingreso del núcleo familiar que establezca cada Plan Quinquenal de Vivienda.

Artículo 397.- Decláranse exoneradas del aporte unificado de la industria de la construcción previsto en el Decreto-Ley N° 14.411, de 7 de agosto de 1975, las construcciones realizadas hasta la fecha de vigencia de la presente ley, para ampliar los núcleos básicos que proporciona el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente y los Gobiernos Departamentales, cuando las mismas se hubieran realizado mediante la modalidad de autoconstrucción y que dichas ampliaciones se correspondan con las estrictamente permitidas por el Ministerio y los citados Gobiernos Departamentales.

Artículo 398.- Extiéndense al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente las facultades previstas en los artículos 80 a 89 de la Carta Orgánica del Banco Hipotecario del Uruguay (BHU), en cuanto a la posibilidad de ejecutar las hipotecas judicialmente o por sí y sin forma alguna de juicio. En caso de recurrirse a la ejecución directa, el Ministerio deberá seguir el procedimiento legal establecido en los artículos mencionados de la Carta Orgánica del BHU.

Artículo 399.- Modifícase el inciso primero del artículo 447 de la Ley N° 16.736, de 5 de enero de 1996, el que quedará redactado de la siguiente manera:

"ARTICULO 447.- Los bienes inmuebles adjudicados o enajenados por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente o adquiridos con subsidios otorgados al amparo de lo establecido en el Capítulo V de la Ley N° 13.728, de 17 de diciembre de 1968, quedan gravados por el término de veinticinco años con derecho real a favor del Ministerio citado por el monto equivalente al subsidio asignado debiendo constar el mismo en la escritura respectiva sin perjuicio de la depreciación prevista en el artículo 70 de la referida Ley".

Artículo 400.- Decláranse incluidos en lo previsto en el artículo 8° de la Ley N° 16.112, de 30 de mayo de 1990, los inmuebles necesarios para la ejecución de los planes de regularización de asentamientos irregulares instalados en los mismos, que a los efectos se entenderán comprendidos en el artículo 3° de la citada ley. La desafectación se realizará a título gratuito y previa designación del Poder Ejecutivo, la que será vinculante para el organismo al que los mismos se encontraren afectados. Asimismo, en los casos de inmuebles seleccionados por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente para programas de lotes con o sin servicios para la relocalización de asentamientos irregulares, se aplicará la presente disposición siempre que a juicio del Poder Ejecutivo dichos inmuebles no resulten esenciales para los cometidos del órgano al que los mismos se encuentren afectados. Para los casos de inmuebles de propiedad de los Gobiernos Departamentales será necesario el previo consentimiento de los mismos.

Artículo 401.- A iniciativa del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, el Poder Ejecutivo podrá establecer regulaciones a las que se sujetará la introducción al territorio nacional de las sustancias controladas por el Protocolo de Montreal relativo a las Sustancias Agotadoras de la Capa de Ozono (1987) y sus enmiendas, aprobado por la Ley N° 16.157, de 12 de noviembre de 1990, a efectos de cumplir con las obligaciones de la República emergentes de los referidos instrumentos internacionales, incluyendo lo previsto en los Acuerdos del Mercado Común del Sur (MERCOSUR) y de la Organización Mundial del Comercio (OMC).

Artículo 402.- Los Gobiernos Departamentales, en la oportunidad en que lo entiendan pertinente o dentro de los ciento ochenta días contados a partir del requerimiento que a tales efectos le realice el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, establecerán áreas de localización, dentro de su jurisdicción, de:

A) Plantas de tratamiento y lugares de disposición final de residuos urbanos y domiciliarios.

B) Plantas de tratamiento y lugares de disposición final de residuos industriales, tóxicos y/u hospitalarios y la disposición final de sus propios residuos.

A estos efectos y sujeto al cumplimiento de las normas nacionales e internacionales en la materia, para la instalación de las plantas referidas y puesta en funcionamiento de los lugares de disposición final, deberán contar con la aprobación de la Dirección Nacional de Medio Ambiente, sin perjuicio de las potestades de los Gobiernos Departamentales.

El requerimiento del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a que refiere el inciso primero del presente artículo, en ningún caso podrá referirse a residuos generados en otros departamentos, sin perjuicio de los acuerdos o convenios para la prestación de las respectivas actividades y obras en forma regional o interdepartamental.

Artículo 403.- Autorízase al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente a regularizar en régimen de función pública a los funcionarios que revistan en calidad de contratados en la Dirección Nacional de Vivienda amparados en el artículo 455 de la Ley Nº 16.736, de 5 de enero de 1996, con independencia de la fecha de ingreso a la contratación. Las regularizaciones dispuestas financiarán con cargo a la partida asignada en el derivado 0.8.4.301 "Retribuciones Previstas para Reestructurar".

Artículo 404.- Exceptúanse del control previo del Ministerio de Economía y Finanzas establecido en el literal I) del inciso tercero del artículo 33 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF) las contrataciones directas que deba realizar el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, cuando se deba dar respuesta inmediata mediante la realización de las obras necesarias, en una de las siguientes situaciones:

A) Defectos o vicios constructivos detectados en viviendas entregadas por la referida Secretaría de Estado y cuya responsabilidad le sea imputable.

B) Reparación de sistemas de saneamiento y de agua potable en aquellos conjuntos habitacionales donde hubiese acordado realizarlo el Ministerio.

C) Obras de infraestructura de aquellos conjuntos habitacionales no contemplados en el Decreto 51/995, de 1° de febrero de 1995.

D) Daños causados por situaciones de emergencia, como inundaciones, tornados y otros.

En el caso previsto en el literal A) el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente deberá, simultáneamente a la contratación directa, realizar las investigaciones administrativas y acciones de responsabilidad correspondientes.

Sin perjuicio de la exoneración referida en el inciso primero de este artículo, se deberá informar al Ministerio de Economía y Finanzas de todas las contrataciones que se realicen al amparo de esta disposición, a los efectos de que, sin carácter previo se verifiquen los extremos previstos en el inciso cuya exoneración se habilita.

Artículo 405.- Los créditos de inversiones financiados con cargo al Fondo Nacional de Vivienda y Urbanización se ajustarán cuatrimestralmente en función de la recaudación de los ingresos previstos en el artículo 81 de la Ley Nº 13.728, de 17 de diciembre de 1968, en la redacción dada por el artículo 1° de la Ley Nº 16.237, de 2 de enero de 1992, con excepción de los establecidos en el literal D) del referido artículo.

Los organismos recaudadores de los ingresos afectados a dicho Fondo deberán comunicar a la Contaduría General de la Nación y al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, la recaudación mensual dentro de los quince días siguientes al mes de su percepción.

Artículo 406.- Apruébase el Plan Quinquenal de Vivienda para el período 2000-2004 propuesto por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente con el complemento del Banco Hipotecario del Uruguay (BHU), en virtud de lo establecido por el artículo 4° de la Ley N° 13.728, de 17 de diciembre de 1968, y las normas establecidas por los artículos 1° y 3° de la Ley N° 16.237, de 2 de enero de 1992.

Artículo 407.- Modifícase el artículo 176 de la Ley N° 13.728, de 17 de diciembre de 1968 cuya vigencia fuera restablecida por el artículo 3° de la Ley N° 16.237, de 2 de enero de 1992, por el siguiente:

"ARTICULO 176.- El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente podrá disponer la suspensión o retiro de la personería jurídica a los Institutos de Asistencia Técnica, en atención a la configuración de las siguientes causales y según la gravedad de las infracciones que constate, y sin perjuicio de las sanciones que en función a lo expuesto corresponda aplicar:

A) por exceder los topes fijados legalmente en la percepción de las retribuciones por sus servicios;

B) por la insolvencia técnica determinada por técnicos de dicho Ministerio;

C) por realizar o respaldar actividades contrarias a la finalidad cooperativa, o actuar en cualquier forma al servicio de terceros en perjuicio del interés de las cooperativas asistidas;

D) por las omisiones en el cumplimiento de las obligaciones impuestas por la Reglamentación a los servicios que obligatoriamente deben prestar a las Cooperativas que contraten sus servicios;

E) por no presentar en los plazos estipulados la documentación que le sea requerida por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente que esté referido a la competencia legal del mismo y en función de la reglamentación vigente, o por no llevar la misma en la forma en que legal o contablemente corresponda.

Cuando se configure alguna infracción, el Ministerio indicado tendrá las más amplias facultades de investigación, pudiendo disponer la suspensión de la personería jurídica por un plazo que no excederá de un año y en función de la gravedad constatada, podrá disponer el retiro de la personería jurídica sin perjuicio de la aplicación de las multas que en función de dichos hechos resulten aplicables.

Las multas no serán inferiores a 10 UR (diez Unidades Reajustables) ni mayores de 1000 UR (mil Unidades Reajustables), a cuyos efectos la reglamentación establecerá la forma en que las mismas se graduarán.

Los técnicos que integren un Instituto que sea objeto de sanción, en tanto la misma se encuentre vigente, no podrán intervenir o participar en cualquier otro Instituto de similar naturaleza mientras la multa aplicada no hubiere sido cancelada y el plazo de la sanción vencido. La reiteración de una circunstancia de esta naturaleza determinará la imposibilidad de integrar otro Instituto por el plazo de cinco años.

Serán solidariamente responsables del pago de la multa aplicada a los Institutos de Asistencia Técnica sancionado todos los integrantes del mismo.

Los Institutos de Asistencia Técnica deberán presentar conjuntamente con toda la documentación la lista de los integrantes responsables del mismo".

Artículo 408.- Autorízase a la unidad ejecutora 002 "Dirección Nacional de Vivienda" del Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente" a disponer de una partida anual de hasta $ 30.212.000 (pesos uruguayos treinta millones doscientos doce mil), para los años 2002, 2003 y 2004, con cargo al Fondo Nacional de Vivienda, teniendo como finalidad financiar costos de reubicación de familias, que excedan el 10% (diez por ciento) de familias a realojar, financiado por el Programa de Integración de Asentamientos Irregulares (PIAI), con un tope de hasta el 15% (quince por ciento) de las familias de cada asentamiento.

Esta partida no podrá ser destinada a reforzar otros componentes del Plan Nacional de Vivienda. El proyecto 750 "Soluciones habitacionales para realojos de familias en asentamientos a regularizar" que figura en el planillado adjunto no podrá servir como refuerzo de otros proyectos de inversión.

Artículo 409.- Sustitúyese el artículo 446 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 456 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 446.- El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente podrá contratar mediante llamado público, prueba de suficiencia o contratación directa, al personal eventual no administrativo, mínimo imprescindible, para la ejecución de estudios, proyectos y obras incluidas en el Plan de Inversiones. Este personal cesará automáticamente una vez finalizada la ejecución de los servicios u obras para los cuales se les contrató.

Dicho Ministerio podrá abonar horas extra, trabajos especiales y promoción social a los recursos humanos del Inciso.

Las erogaciones resultantes de la aplicación de lo dispuesto por el presente artículo se atenderán con cargo al crédito asignado al proyecto respectivo.

En ningún caso se podrá contratar más de quince personas, ni invertirse por aplicación de lo dispuesto en el presente artículo más del 30% (treinta por ciento) de las asignaciones presupuestales previstas en los proyectos de inversión aprobados por el Inciso 14 excepto el Fondo Nacional de Vivienda y Urbanización".

Artículo 410.- Autorízase al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, a realizar la apertura asignada en el Renglón 0.92 "Partidas Globales a Distribuir" entre los respectivos programas y las correspondientes funciones contratadas.

La designación de las funciones contratadas autorizadas por el presente artículo se realizarán entre los funcionarios que al 30 de junio de 2000, se encuentren contratados al amparo de lo dispuesto por el artículo 446 de la Ley N° 16.170, de 28 de diciembre de 1990, ya sea en su redacción original o en la redacción dada por el artículo 456 de la Ley N° 16.736, de 5 de enero de 1996.

A tales efectos, dentro de los sesenta días de promulgada la presente ley, la mencionada Secretaría de Estado elevará a la Contaduría General de la Nación la estructura de funciones necesarias en los diferentes programas y la nómina de las personas propuestas para ocuparlas. El costo generado se financiará reduciendo igual monto afectado a proyectos de inversión.

No podrán realizarse nuevas contrataciones al amparo del régimen establecido en el inciso segundo del presente artículo.

Artículo 411.- Agrégase el siguiente inciso al artículo 177 de la Ley N° 13.728, de 17 de diciembre de 1968:

"Además, los recursos del Fondo podrán destinarse a préstamos para la adquisición, ampliación, regularización y terminación de viviendas propias y permanentes de los partícipes, siempre que las decisiones sean adoptadas por la Comisión Honoraria Administradora del Fondo en acuerdo de todos los delegados del sector empresarial y de los trabajadores".

Artículo 412.- Autorízase una partida anual de $ 987.700 (pesos uruguayos novecientos ochenta y siete mil setecientos) equivalente a U$S 85.000 (dólares estadounidenses ochenta y cinco mil) destinada a financiar las actividades correspondientes a la contrapartida nacional necesaria para la continuidad del Programa de Conservación de la Biodiversidad y Desarrollo Sustentable de los Humedales del Este (PROBIDES).

Artículo 413.- Los funcionarios presupuestados o contratados de la Administración Central, que se encuentren prestando funciones en comisión en el Inciso 14, "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente" podrán optar en un plazo de ciento veinte días de publicación de la presente ley, por su incorporación a dicho Inciso.

Los funcionarios presupuestados se incorporarán en el escalafón, cargo y denominación de origen. Si la remuneración del cargo de origen fuera superior a la del último grado del escalafón del lugar de destino, percibirán ésta última y si fuera menor mantendrán la de origen. Los funcionarios contratados por contratos de función pública conservarán el mismo carácter funcional y su incorporación se regirá por los mismos parámetros que para los presupuestados.

La incorporación se realizará conforme a las normas pertinentes del Capítulo III de la Ley N° 16.127, de 7 de agosto de 1990, y será dispuesta por el Poder Ejecutivo.

INCISO 15

MINISTERIO DE DEPORTE Y JUVENTUD

Artículo 414.- Sustitúyese el artículo 81 de la Ley N° 17.243, de 29 de junio de 2000, por el siguiente:

"ARTICULO 81.- Créase el Ministerio de Deporte y Juventud, el que se incorporará al Presupuesto Nacional como el Inciso 15.

Créase en el Inciso 15 el programa 001 'Formulación, ejecución, supervisión y evaluación de planes en materia de deportes y juventud, e instrumentación de la política en la materia'.

El programa 001 del Inciso 15 tendrá una unidad ejecutora 001 'Dirección General de Secretaría".

Artículo 415.- Autorízase al Inciso 15 "Ministerio de Deporte y Juventud" a hacer uso de la facultad acordada por el artículo 9° de la Ley N° 16.320, de 1° de noviembre de 1992, debiendo recaer el nombramiento en un funcionario público, sin exigir para el caso de la primera designación, los requisitos de pertenencia y de antigüedad en el Inciso, previstos en dicha norma.

Artículo 416.- Otórganse al Ministerio de Deporte y Juventud una partida anual de $ 1.045.800 (pesos uruguayos un millón cuarenta y cinco mil ochocientos), con destino al Comité Olímpico Uruguayo, para la financiación de las competencias de preparación y la concurrencia del deporte uruguayo a los Juegos Olímpicos, a los Juegos Deportivos Panamericanos y a los Juegos Sudamericanos y una partida de $ 1.626.800 (pesos uruguayos un millón seiscientos veintiséis mil ochocientos), por una sola vez, para el ejercicio 2004, con el mismo destino.

Las partidas referidas precedentemente serán atendidas con cargo al presupuesto de la Dirección General de Casinos, y administradas por el Comité Olímpico Uruguayo.

Artículo 417.- Dentro del plazo de ciento ochenta días a partir de la vigencia de la presente ley, el Ministerio de Deporte y Juventud presentará al Poder Ejecutivo una propuesta de reestructura organizativa.

La propuesta podrá incluir el reordenamiento, la creación, la fusión, la supresión o el cambio de denominación o de nivel de unidades organizativas existentes.

Asimismo, se podrá formular la creación de nuevos programas, unidades ejecutoras y/o proyectos de inversión y reasignar los créditos presupuestales correspondientes a gastos de funcionamiento e inversiones. A tales efectos, se podrá trasponer sin limitación créditos entre los diferentes objetos del gasto, excepto hacia el grupo 0 "Servicios Personales", donde se podrá trasponer el grupo 2 hasta lo ejecutado en el ejercicio 1999 por concepto de "cachet".

Artículo 418.- El Poder Ejecutivo, a iniciativa del Ministerio de Deporte y Juventud, aprobará la estructura de cargos y funciones necesarios para cumplir con los cometidos de la organización, los que serán adecuados a los puestos de trabajo de la nueva estructura organizativa.

Los puestos resultantes de la nueva estructura organizativa serán clasificados tomando en consideración la naturaleza, complejidad y responsabilidad de la tarea, así como su ubicación jerárquica, estableciéndose las correspondencias entre puestos y niveles escalafonarios.

Los funcionarios cuyos cargos, como consecuencia de la reorganización, sean asignados a puestos a los cuales corresponda un nivel escalafonario inferior al que posean, conservarán su nivel retributivo, manteniendo la diferencia como compensación personal, la cual será absorbida por futuros ascensos o regularizaciones. Cuando el nivel retributivo fijado para un cargo en cualquier escalafón y grado sea superior a su remuneración básica, la diferencia será considerada como compensación especial al cargo. En caso de que tales puestos quedaren vacantes por cualquier circunstancia, se aplicarán a los futuros ocupantes las normas del inciso segundo.

Las modificaciones de las estructuras escalafonarias de puestos de trabajo no podrán causar lesión de derechos funcionales.

Artículo 419.- En la nueva estructura organizativa del Ministerio de Deporte y Juventud las funciones de dirección, que no sean de particular confianza, o docentes que deban proveerse por concurso, serán desempeñadas por los funcionarios designados por el jerarca del Inciso entre los titulares de los cargos o funciones correspondientes a los tres grados superiores de cada escalafón y serie, de acuerdo al perfil de la función a proveer, los que podrán ser relevados de dichas funciones por el jerarca del Inciso. En caso de cese en la función el funcionario se reintegrará al ejercicio de su cargo o función contratada de origen.

Quienes fueren llamados a cumplir las funciones a que se hace referencia en el inciso anterior, percibirán una compensación complementaria para adecuar sus remuneraciones al nivel establecido en la nueva estructura organizativa.

Artículo 420.- Establécese que para la financiación de lo dispuesto en los artículos 417, 418 y 419 de la presente ley el Ministerio de Deporte y Juventud contará con los créditos asignados por la presente ley, y el correspondiente a las vacantes de cargos y funciones existentes a la fecha de formulación de la propuesta de reestructura organizativa.

Al sólo efecto de la aplicación del inciso precedente, exceptúase al Ministerio de Deporte y Juventud de lo dispuesto en el artículo 11 de la Ley N° 16.462, de 11 de enero de 1994.

Artículo 421.- El Ministerio de Deporte y Juventud podrá dar a conocer en el ámbito nacional o internacional, por los medios que considere convenientes, los nombres de los contribuyentes que patrocinen algún deporte mediante la realización de contribuciones, previo consentimiento de los mismos.

Artículo 422.- El Ministerio de Deporte y Juventud podrá realizar convenios con organizaciones o instituciones gubernamentales, no gubernamentales y privadas, nacionales, extranjeras o internacionales, para fomentar el deporte y las actividades de la juventud, dando cuenta al Poder Ejecutivo.

En caso de comprometerse aportes locales será necesaria la autorización previa del Poder Ejecutivo.

Artículo 423.- Autorízase al Ministerio de Deporte y Juventud a apoyar a instituciones sin fines de lucro o a asociaciones que tengan entre sus cometidos el fomento y desarrollo de actividades deportivas, contribuyendo a su financiamiento.

Artículo 424.- Las obras de infraestructura y equipamiento de instalaciones deportivas que se realicen con cargo a fondos públicos, provenientes de financiamiento nacional o internacional, a instituciones públicas o privadas, deberán encuadrarse dentro de las pautas de desarrollo y funcionamiento que en materia de educación física y deporte, haya determinado el Ministerio de Deporte y Juventud.

Artículo 425.- El Poder Ejecutivo, a propuesta del Ministerio de Deporte y Juventud, podrá otorgar concesiones de uso o servicios, de los predios e instalaciones a su cargo, a las instituciones o empresas que cumplan las condiciones que a tal efecto aprobará el Ministerio.

Artículo 426.- El Ministerio de Deporte y Juventud podrá realizar convenios y contratos con instituciones públicas y privadas, nacionales, extranjeras o internacionales, de prestación de servicios médicos y de laboratorio altamente especializados, test de alto rendimiento y controles de dopaje fijando, en cada caso, las condiciones y los precios a cobrar por dichos servicios, conforme a las disposiciones vigentes en la materia.

Artículo 427.- Las solicitudes de reconocimiento oficial y de aprobación de reformas estatutarias de las asociaciones civiles y fundaciones que tengan por objeto el fomento o la realización de actividades relacionadas con el deporte o la juventud, deberán contar con informe del Ministerio de Deporte y Juventud, el que deberá realizarse en un plazo de 45 días vencidos los cuales, de no haber pronunciamiento de la Administración, se considerará afirmativo.

Artículo 428.- Los fondos que perciba el Ministerio de Deporte y Juventud, quedan comprendidos en lo dispuesto por el artículo 595 de la Ley Nº 15.903, de 10 de noviembre de 1987, los que serán destinados en su totalidad al fomento, desarrollo y control de las actividades deportivas no pudiendo destinarse al pago de retribuciones personales.

Artículo 429.- Los becarios, personal que trabaja en el Ministerio de Deporte y Juventud en régimen de "cachet" y toda otra persona, que a juicio de dicha Secretaría hayan demostrado especiales condiciones de capacidad, contracción a las tareas encomendadas, podrán ser contratados en funciones equivalentes al último grado y serie de cada escalafón. Para el caso de que las remuneraciones que perciban sean superiores a la correspondiente al puesto asignado, quedarán como compensaciones personales, las cuales serán absorbidas por futuras regularizaciones de su situación funcional.

Este régimen se aplicará para aquéllas personas que al 1º de setiembre de 2000 se encontraren prestando funciones en las dependencias que hoy integran el Ministerio de Deporte y Juventud de acuerdo al artículo 81 y siguientes de la Ley Nº 17.243, de 29 de junio de 2000.

Se faculta al Poder Ejecutivo a transferir y a habilitar los créditos necesarios en el grupo 0 previo informe de la Contaduría General de la Nación hasta un monto máximo anual de $ 7:000.000 (siete millones de pesos uruguayos).

Artículo 430.- Autorízase al Inciso 15 "Ministerio de Deporte y Juventud" a enajenar aquellos inmuebles de su propiedad que sean considerados prescindibles para el cumplimiento de sus objetivos.

A tal efecto será de aplicación del procedimiento previsto en el artículo 343 de la Ley Nº 13.835, de 7 de enero de 1970.

Del producido de dichas enajenaciones el 80% (ochenta por ciento) será destinado al programa respectivo de gastos de inversión del presente inciso y el resto distribuido por partes iguales entre la Administración Nacional de Educación Pública y el Ministerio de Salud Pública.

SECCION V

INCISO 21

SUBSIDIOS Y SUBVENCIONES

Artículo 431.- Las partidas previstas en el Inciso 21 "Subsidios y Subvenciones" para la Administración de Ferrocarriles del Estado destinadas a: funcionamiento, objeto del gasto 511.001 por $ 220:780.000 (pesos uruguayos doscientos veinte millones setecientos ochenta mil); pago de servicios de deuda, objeto del gasto 511.009 por $ 17:430.000 (pesos uruguayos diecisiete millones cuatrocientos treinta mil); inversiones, objeto del gasto 531.001 por $ 17:430.000 (pesos uruguayos diecisiete millones cuatrocientos treinta mil); en la medida que excedan las necesidades del organismo por el concepto por el cual se fijaron, se destinarán en el orden que se indica a continuación a:

- cancelar la deuda con el Banco de la República Oriental del Uruguay por la adquisición de rieles en el marco del Acuerdo con la Federación Rusa.

- ampliar el Plan de Inversiones por concepto de material rodante en su papel de transportador de carga, y de construcción y reparación de obras de infraestructura y de comunicaciones.

Artículo 432.- Fíjanse las siguientes partidas a las instituciones que se mencionan, por los montos anuales que se determinan:

	$
Instituto Histórico y Geográfico	34.107
Escuela Horizonte	1:705.352
Escuela Federico Ozanam	86.973
Instituto Psicopedagógico	893.605
Asociación Uruguaya Lucha contra el Cáncer	68.214
Liga Uruguaya contra la Tuberculosis	28.991
Fundación Pro Cardias	1:048.792
Asociación Enfermedades Musculares	494.552
Comisión Departamental Lucha c/Cáncer	170.535
Comisión Honoraria Salud Cardiovascular	1:909.995
Patronato del Psicópata	2:046.423
Cruz Roja Uruguaya	306.963
ADES	477.499
Obra Don Orione	100.000
Movimiento Nacional Bienestar Anciano	6.821
Pequeño Cotolengo Don Orione	70.000
Asociación Uruguaya de Protección a la Infancia	165.419
Asociación Pro Recuperación del Inválido	170.535
Asociación Nacional p/ Niño Lisiado	642.918
Movimiento Nacional Gustavo Volpe	52.866
Plenario Nacional Del Impedido	85.268
Organización Nacional Pro Lab. Lisiado	204.642
Instituto Nacional de Ciegos	117.669
ACRIDU	426.338
Asociación Down	250.000
Club Hogar de Ancianos de Solís de Mataojo	30.000
Centro de Niños Autistas de Salto	255.803
Federación Uruguaya de Padres de Personas con Capacidad Mental Diferente	102.321
Movimiento Nacional Recuperación Minusválido	204.642

Voluntarios de Coordinación Social	238.749
Club Pro Bienestar del Anciano "Juan Yaport"	30.000
Comisión Nacional Honoraria del Discapacitado	574.704
Comité Olímpico Uruguayo	136.428
Museo Marítimo Malvín	26.090
Val. Histórico de Villa Soriano	65.268
Comisión Pro Remodelación Hospital Maciel	235.339
Asociación "Despertar" Minusválidos de Minas	30.000
Escuela Nº 200 de Discapacitados	97.205
Escuela Nº 97 de Discapacitados de Salto	50.000
Instituto Jacobo Cibils de Florida	300.000
Comisión Nacional de Centros CAIF	500.000
Hogar Infantil Los Zorzales - Mov. Mujeres San Carlos	50.000
Hogar La Huella	34.000
Asociación Pro Discapacitado Mental Paysandú	250.000
Sociedad El Refugio - Asociac. Protectora Animales	160.000
Pers. públicas no estat. de control y bienestar animal	800.000
Escuela Esperanza de Rivera	50.000
Fundación Winners	25.000
Asociación Uruguaya de Planificación Familiar $ 500.000, dividido en tres partidas de	166.000
AUCASOL – Asociación Uruguaya Catalana Solson	341.071
Asociación Uruguaya de Alzehimer y similares	50.000

El Poder Ejecutivo reglamentará la forma y la oportunidad en que la Auditoría Interna de la Nación realizará la fiscalización de la utilización por parte de estas instituciones de los fondos públicos que son otorgados por la presente ley.

Artículo 433.- Fíjanse las siguientes partidas a los organismos e instituciones que se mencionan, por los montos anuales que se determinan para los ejercicios 2002 a 2004:

	$
Fondo Nacional de Teatro (Ley Nº 16.297)	703.200
Cothain	50.000
Asociación de Padres y amigos Discapacitados de Rivera	50.000
Escuela Granja Nº 24 Maestro Cándido Villar de San Carlos	50.000
Club de niños El Hogar de Kardec de Rivera	50.000

Artículo 434.- Fíjase la siguiente partida a la institución que se menciona, por el monto anual que se determina para los ejercicios 2001 a 2002:

Iglesia Pura y Limpia Inmaculada Concepción Paso Molino	$	300.000

Artículo 435.- Fíjanse las siguientes partidas a los organismos e instituciones que se mencionan, por los montos anuales que se determinan:

		$
Consejo de Capacitación Profesional		2:499.223
Com. Honoraria Pro Erradicación Vivienda Rural Insalubre		3:206.813
PEDECIBA		14:559.860
Academia Nacional De Letras		416.276
Comisión Honoraria Para la Lucha Antituberculosa y Enfermedades Prevalentes		17:819.269
Movimiento de la Juventud Agraria		1:200.000
Comité Nacional de Calidad		3:500.000
Organismo Uruguayo de Acreditación		232.400
Instituto Antártico Uruguayo Año 2001	$	12.252.725
Años 2002 a 2004	$	18.000.000 anuales

Artículo 436.- Fíjanse las siguientes partidas anuales para el Instituto Plan Agropecuario para los ejercicios 2000 a 2004:

	$
Sueldos	13:660.743
Funcionamiento	4:826.427

Artículo 437.- Asígnanse al Instituto Nacional de Colonización las siguientes partidas:

	$
Ejercicio 2000	13:944.000
Ejercicio 2001	10:458.000

Artículo 438.- Asígnanse a Primeras Líneas Uruguayas de Navegación Aérea (PLUNA) las siguientes partidas para gastos de funcionamiento:

	$
Ejercicio 2000	22:051.000
Ejercicio 2001	15:000.000

Artículo 439.- Asígnanse a Primeras Líneas Uruguayas de Navegación Aérea (PLUNA) las siguientes partidas para atender el servicio de la deuda:

	$
Ejercicio 2000	60:826.387

Ejercicios 2001-2004	51:658.368 anuales

Artículo 440.- Asígnanse a la Administración Nacional de Correos las siguientes partidas:

	$
Ejercicio 2000	69:000.000
Ejercicio 2001	50:000.000

Artículo 441.- Asígnanse a la Delegación Uruguaya de la Comisión Técnica Mixta de Salto Grande las siguientes partidas:

	$
Ejercicio 2000	167:792.800
Ejercicios 2001 a 2004	144:552.800 anuales

Autorízase a dicha Delegación Uruguaya a percibir de la Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE) una comisión por administración que será fijada por el Poder Ejecutivo a su propuesta. Su producido será destinado a inversiones y plan de mantenimiento.

INCISO 24

DIVERSOS CREDITOS

Artículo 442.- Autorízase a los organismos públicos comprendidos en el Presupuesto Nacional a utilizar la Línea Rotatoria de Crédito Condicional con cargo a la Facilidad para la Preparación y Ejecución de Proyectos (FAPEP), con financiamiento del Banco Interamericano de Desarrollo (BID), para financiar las tareas de apoyo que requieran la preparación de proyectos o programas de inversión u operaciones sectoriales a desarrollar por los referidos organismos, que se encuentren a consideración del mencionado Banco y faciliten la aprobación del préstamo correspondiente y su ejecución.

El Ministerio de Economía y Finanzas dispondrá la apertura de los créditos correspondientes, con financiación de endeudamiento externo en el plan de inversiones de los Incisos, una vez autorizada cada operación individual con cargo a dicha línea. De tales habilitaciones se dará cuenta a la Asamblea General.

Artículo 443.- El organismo coordinador de las actividades que se requieren para el manejo de la línea de crédito referida en el artículo anterior, será la Oficina de Planeamiento y Presupuesto (OPP), que aprobará el uso de los recursos a escala nacional, recibirá los recursos y los transferirá a los organismos ejecutores responsables de los proyectos y designará funcionarios que la representen en el cumplimiento de dichas responsabilidades.

En caso de no suscribirse el contrato de préstamo respectivo, la OPP remitirá la información pertinente al Ministerio de Economía y Finanzas, a efectos de que autorice la cancelación del endeudamiento correspondiente.

Artículo 444.- Sustitúyese el inciso segundo del artículo 148 de la Ley Nº 15.851, de 24 de diciembre de 1986, por el siguiente:

"El Ministerio de Economía y Finanzas dispondrá la apertura de los créditos correspondientes, con financiación de endeudamiento interno, en el plan de inversiones de los Incisos, a medida que se vayan concretando los desembolsos de los préstamos. De tales habilitaciones se dará cuenta a la Asamblea

General. Se atenderá con cargo a Rentas Generales el servicio de deuda de los préstamos destinados a organismos comprendidos en el Presupuesto Nacional y hasta un máximo de 85% (ochenta y cinco por ciento) de los préstamos destinados a los Gobiernos Departamentales".

Artículo 445.- Autorízase una partida de $ 17:430.000 (pesos uruguayos diecisiete millones cuatrocientos treinta mil) para el período 2001 – 2004, cuya distribución anual y por fuente de financiamiento consta en planillado anexo en el Inciso 24 "Diversos Créditos", objeto del gasto 576.000, con destino a la Cooperación Técnica Reembolsable de apoyo al Programa de Modernización de la Gestión Pública acordada con el Banco Interamericano de Desarrollo, que será administrada por el Ministerio de Economía y Finanzas.

Artículo 446.- Autorízase una partida de $ 23:240.000 (pesos uruguayos veintitrés millones doscientos cuarenta mil), para el período 2001–2004, cuya distribución anual y por fuente de financiamiento consta en planillado anexo en el Inciso 24 "Diversos Créditos", objeto del gasto 576.000, con destino a la Cooperación Técnica Reembolsable de apoyo al Programa de Modernización de la Gestión Pública acordada con el Banco Interamericano de Desarrollo, que será administrada por la Oficina de Planeamiento y Presupuesto.

Artículo 447.- No podrá ejecutarse mas del 50% (cincuenta por ciento) de los créditos previstos en los artículos 445 y 446 de la presente ley para el ejercicio 2001.

Artículo 448.- Rebájase en un 18% (dieciocho por ciento) la alícuota de la Contribución Inmobiliaria Rural cuyo pago deba efectuarse a partir del año 2001, establecida por el artículo 652 de la Ley N° 15.809, de 8 de abril de 1986.

Los propietarios de padrones rurales que exploten a cualquier título padrones que en su conjunto no excedan las 200 hectáreas índice CONEAT 100 estarán exonerados, en su caso, del pago de la Contribución Inmobiliaria Rural por hasta las primeras 50 (cincuenta) hectáreas equivalentes a índice CONEAT 100.

Para tener derecho al beneficio previsto en el inciso anterior, los productores agropecuarios deberán presentar en la(s) Intendencia(s) respectiva(s) dentro de los 120 (ciento veinte) días del ejercicio que se desee exonerar, declaración jurada con detalle del total de los padrones que al 1° de enero anterior explotaban a cualquier título, con indicación del correspondiente valor real de cada uno, así como la correspondiente documentación del Banco de Previsión Social y de DICOSE.

En caso de productores que exploten padrones en más de un departamento, las 50 (cincuenta) hectáreas valor CONEAT 100 exoneradas, serán en su caso prorrateadas entre estos en función del valor real de los inmuebles explotados a cualquier título en cada uno de ellos.

Autorízase al Poder Ejecutivo, a disponer, anualmente, de una partida global de $ 174:300.000 (pesos uruguayos ciento setenta y cuatro millones trescientos mil). Esta partida se distribuirá bimensualmente entre las Intendencias Municipales, de la siguiente manera:

DEPARTAMENTO	TOTAL A TRANSFERIR	
	$	$
Artigas	6:566.787	3,7675
Canelones	17:450.114	10,0115
Cerro Largo	9:653.768	5,5386
Colonia	11:419.787	6,5518
Durazno	10:789.554	6,1902
Flores	5:501.257	3,1562
Florida	10:376.648	5,9533
Lavalleja	8:762.363	5,0272

Maldonado	7:391.482	4,2407
Paysandú	9:420.625	5,4048
Río Negro	9:204.585	5,2809
Rivera	6:501.320	3,7300
Rocha	6:979.472	4,0043
Salto	10:215.537	5,8609
San José	10:820.335	6,2079
Soriano	11:209.640	6,4312
Tacuarembó	9:976.398	5,7237
Treinta y Tres	5:828.766	3,3441
Montevideo	6:231.562	3,5752

La asignación a cada departamento se ha determinado utilizando la distribución de los predios agrícolas por tamaño y departamento y el valor promedio por hectárea por departamento de la Contribución Inmobiliaria Rural de 1998.

Las partidas destinadas a las Intendencias por los artículos 761 de la Ley Nº 16.736, de 5 de enero de 1996, y 616 de la presente ley, no podrán ser objeto de compensaciones, retenciones, embargos, gravámenes, afectaciones o cualquier otra medida que de cualquier forma impidan su percepción directa por aquellas.

(*) Texto corregido por Decreto 170/001

Facúltase al Poder Ejecutivo a incrementar en $ 116:200.000 (pesos uruguayos ciento dieciséis millones doscientos mil) esta partida, disminuyendo en acuerdo con el Congreso Nacional de Intendentes por un monto equivalente, la referida Contribución Inmobiliaria Rural a partir del ejercicio 2002.

Artículo 449.- Autorízase al Poder Ejecutivo a determinar el Inciso y programa responsable de la ejecución de los proyectos de inversión "Atención a la infancia y la familia", "Programa de desarrollo regional agropecuario" y "Reforma de la formación de Recursos Humanos para la Salud" que figuran en planillado anexo en el Inciso 24 "Diversos Créditos".

Cualquiera sea el Inciso y programa a los que se asignen estas partidas, las mismas no podrán ser transferidas a otros proyectos ni a gastos de funcionamiento del programa.

Artículo 450.- Asígnase una partida anual de $ 1:394.400 (un millón trescientos noventa y cuatro mil cuatrocientos pesos uruguayos), para la creación de un Fondo de Evaluación de Inversiones, que será administrado por la Oficina de Planeamiento y Presupuesto (OPP).

Dicho Fondo, se destinará a la realización de evaluaciones independientes, de una muestra de los proyectos de inversión aprobados en el presente Presupuesto Nacional, las que se llevarán a cabo de acuerdo a los siguientes parámetros:

A) La selección de los proyectos a evaluar será realizada por la Comisión de Hacienda y Presupuesto de la Asamblea General.

B) La selección de las consultoras independientes que tendrán a su cargo la evaluación de los proyectos referidos, la llevará a cabo la OPP, mediante el procedimiento de llamado a licitación pública, de acuerdo a las normas vigentes que regulan la materia.

C) Los informes relativos a los resultados de las evaluaciones realizadas, serán comunicados a la Comisión de Hacienda y Presupuesto de la Asamblea General, quien dará publicidad de los mismos, por los medios que estime conveniente.

Artículo 451.- Acuérdase un crédito a la Asociación Uruguaya de Aldeas Infantiles SOS, por el monto del Impuesto al Valor Agregado (IVA), correspondiente a las adquisiciones de bienes y servicios utilizados en la construcción del complejo de la Oficina Nacional de Coordinación, situado en la 7a. Sección Judicial del departamento de Montevideo, padrón 106.819, y en las obras de refacción del inmueble situado en el solar 13, padrón 55.764, de la 14a. Sección Judicial de la ciudad de Montevideo.

SECCION VI

ORGANISMOS DEL ARTICULO 220 DE LA CONSTITUCIÓN DE LA REPUBLICA

INCISO 16

PODER JUDICIAL

Artículo 452.- Créanse en el Inciso 16 del Poder Judicial los siguientes cargos:

Cant	Esc	Denominación	Vigencia
3	I	Juez Letrado 1ª Instancia Interior	1° de Enero de 2001
5	IV	Mediadores	1° de Enero de 2001
1	Q	Subdirector General	1° de Enero de 2002
3	I	Juez de Paz Departamental Interior	1° de Enero de 2002
5	IV	Mediadores	1° de Enero de 2002

Artículo 453.- Créase el Escalafón R del Poder Judicial que comprenderá los cargos y contratos de función pública asignados a la División Informática.

Los funcionarios del escalafón R:

a) estarán incluidos en el régimen de Permanencia a la Orden establecido en el artículo 464 de la Ley N° 16.170 de 29 de diciembre de 1990, en la redacción dada por el artículo 316 de la Ley N° 16.226 de 29 de octubre de 1991;

b) no tendrán derecho al cobro de la retribución complementaria por rendimiento establecida por el artículo 478 de la Ley N° 16.170 de 28 de diciembre de 1990.

La escala de sueldos correspondiente a este escalafón se detalla en el Anexo I y las creaciones de cargos correspondientes por año, en el Anexo II.

Artículo 454.- Sustitúyese el artículo 132 de la Ley N° 16.462 de 11 de enero de 1994 por el siguiente:

"ARTICULO 132.- Las retribuciones del Director General de los Servicios Administrativos y Subdirector

General de los Servicios Administrativos serán equivalentes al 80% de las que perciben, por todo concepto, los Ministros de la Suprema Corte de Justicia y los Ministros de Tribunal de Apelaciones, respectivamente.

Deróganse a estos efectos y exclusivamente para estos cargos todas las disposiciones que se opongan a lo establecido en el inciso anterior".

Artículo 455.- Los cargos de Director General y Subdirector General de los Servicios Administrativos del Poder Judicial serán de Particular Confianza.

Artículo 456.- Asígnase al Inciso 16 Poder Judicial una partida anual de $ 15.318.000 (pesos uruguayos quince millones trescientos dieciocho mil), con destino a contribuir al perfeccionamiento académico de quienes ocupen cargos en forma exclusiva en el Escalafón I, la que se distribuirá según la siguiente escala de montos mensuales:

Ministro S.C.J	$ 4.500
Ministro Trib	$ 4.000
Juez Letrado Capital	$ 3.500
Juez Letrado Interior	$ 3.000
Juez Paz Departamental Capital	$ 2.500
Juez Paz Departamental Interior	$ 2.500
Juez Paz Ciudad	$ 2.500
Juez Paz 1° Cat	$ 2.000
Juez Paz 2° Cat	$ 2.000
Juez Paz Rural	$ 2.000

Las partidas otorgadas no integran la base de cálculo de cualesquiera equiparaciones y no estarán sujetas a contribuciones especiales a la seguridad social ni a otro tipo de gravámenes.

Artículo 457.- Asígnase una partida anual de $ 4:800.000 (pesos uruguayos cuatro millones ochocientos mil) a los Defensores de Oficio y Actuarios, (Actuarios Adjuntos, Secretarios I, Inspectores y Directores de División), con destino a contribuir al perfeccionamiento académico de los mismos que se distribuirá de acuerdo a la naturaleza de los cargos.

Las partidas otorgadas no integran la base de cálculo de cualesquiera equiparaciones y no estarán sujetas a contribuciones especiales a la seguridad social ni a otro tipo de gravámenes.

Artículo 458.- Asígnase al Inciso 16 Poder Judicial con destino al rubro "Compensación por alimentación sin aportes" para quienes ocupen cargos en los escalafones II a VI, la partida anual de $ 23:240.000 (pesos uruguayos veintitrés millones doscientos cuarenta mil).

Asígnase en carácter de partida adicional para el Grupo 0 (Servicios Personales), la suma de $ 46:480.000 (pesos uruguayos cuarenta y seis millones cuatrocientos ochenta mil) para el año 2003 en adelante, la cual tendrá como destino la reestructura y racionalización de los escalafones II (no equiparados) a VI, cuya finalidad será incentivar y mejorar la eficiencia de sus recursos humanos. A tal efecto, los ascensos derivados de la reestructura deberán realizarse por concursos de oposición y méritos o méritos y antecedentes.

Las compensaciones otorgadas no integran la base de cálculo de cualesquiera equiparaciones.

Igual cantidad a las partidas referidas será deducida en cada ejercicio de los créditos del inciso 01 Poder Legislativo.

Artículo 459.- Asígnase al Inciso 16 Poder Judicial una partida adicional para "Inversiones" con destino al Edificio ex ONDA de $ 3:486.000 (pesos uruguayos tres millones cuatrocientos ochenta y seis mil), para el año 2001; $ 17:445.000 (pesos uruguayos diecisiete millones cuatrocientos cuarenta y cinco mil) para el año 2002 y $ 17.445.000 (pesos uruguayos diecisiete millones cuatrocientos cuarenta y cinco mil) para el año 2003.

Artículo 460.- Fíjanse para el Inciso 16 Poder Judicial las siguientes partidas anuales adicionales para "Gastos de Funcionamiento", excluidos suministros y arrendamientos:

A) Año 2001: $ 5.000.000 (pesos uruguayos cinco millones)

B) Año 2002: $ 10.000.000 (pesos uruguayos diez millones)

C) Año 2003: $ 10.000.000 (pesos uruguayos diez millones)

D) Año 2004: $ 10.000.000 (pesos uruguayos diez millones)

Artículo 461.- Establécese que serán de utilización preceptiva por parte de las oficinas judiciales aquellos modelos suministrados por la Suprema Corte de Justicia, referidos a actuaciones de carácter instrumental y de empleo permanente en la secuencia procesal cumplida en la gestión jurisdiccional de que se trate, a efectos de alcanzar la uniformidad documental requerida para la sistematización informática del servicio.

Entiéndese por tales aquellas actuaciones vinculadas a la opción de actos de mero trámite, actos de comunicación, así como de confección de oficios.

Los modelos de actuación referidos, elaborados conforme al procedimiento establecido al respecto en su oportunidad, serán proporcionados por la Suprema Corte de Justicia en las condiciones y forma que a tal efecto la misma reglamentará.

Artículo 462.- Las retribuciones de los Asesores Contadores del Instituto Técnico Forense, será del 60% (sesenta por ciento), de lo que perciben por todo concepto los Jueces Letrados de Primera Instancia de la Capital.

Derógase a estos efectos y exclusivamente para estos cargos, todas las disposiciones que se opongan a lo establecido en el inciso anterior.

Artículo 463.- Créase, en el ámbito de la Suprema Corte de Justicia, una unidad especializada en concursos civiles, concordatos, moratorias de sociedades anónimas, quiebras y liquidaciones judiciales, con el cometido de asesorar a los magistrados judiciales en las materias mencionadas.

Dicha unidad estará integrada por profesionales universitarios prioritariamente pertenecientes al Poder Judicial y haber rendido satisfactoriamente una prueba de suficiencia, que reglamentará la Suprema Corte de Justicia.

Autorízase a la Suprema Corte de Justicia a realizar hasta ocho transformaciones de cargos que resulten necesarias para realizar las designaciones correspondientes.

Artículo 464.- Sustitúyese el artículo 487 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTICULO 487.- Transfórmanse en Defensores de Oficio Adjuntos en lo Penal a los funcionarios administrativos con título habilitante de abogado, y que revisten prestando funciones en la Defensoría de

Oficio en lo Penal, al 30 de agosto de 1995, quienes tendrán incompatibilidad para el ejercicio profesional en la materia referida. Su retribución mensual será equivalente al 70% (setenta por ciento) de las que perciben por todo concepto los Defensores de Oficio de la capital que se hallen en régimen de dedicación exclusiva.

Transfórmanse los cargos "Administrativos" (escalafón V, grados 9° al 13, del programa 4, unidad ejecutora 4) en procurador (escalafón II, grado 7°, programa 4, unidad ejecutora 4), de aquellos funcionarios que, poseyendo título profesional habilitante (abogado, escribano, procurador), para la realización de actividades como procurador de acuerdo al artículo 151 y siguientes de la Ley N° 15.750, de 24 de junio de 1985, y que al 15 de setiembre de 1995, estuvieran desempeñando tales funciones en las Defensorías de Oficio y de los funcionarios que estando en las mismas condiciones de cargo y título que los anteriores y habiendo prestado actividades como procurador en las Defensorías, se hallaren a la fecha mencionada desempeñando tareas en comisión. El cargo de procurador se incluirá en el escalafón profesional".

Artículo 465.- Facúltase al Poder Judicial a seguir otorgando a los funcionarios de los Escalafones II (no equiparados) a VI, la partida (compensación personal), la cual no podrá ser inferior a lo que se percibe actualmente.

Artículo 466.- Establécese que a partir de la vigencia de la presente Ley, el Poder Judicial tendrá una única unidad ejecutora denominada "Poder Judicial" y dos Programas: Programa 1 "Prestación de Servicios de Justicia" y Programa 2 "Gestión administrativa y prestación de servicios de apoyo a tribunales"

Artículo 467.- Créanse a partir del 1° de enero de 2001 cinco Centros de Mediación del Poder Judicial, institucionalizando la prueba piloto realizada en el quinquenio 1995-1999.

INCISO 17

TRIBUNAL DE CUENTAS

Artículo 468.- Sustitúyese el artículo 1° de la Ley N° 16.853, de 14 de agosto de 1997, por el siguiente:

"ARTICULO 1°.- Facúltase al Tribunal de Cuentas a fijar una tasa de hasta el 1,5 o/ooo (uno y medio por diez mil), sobre los ingresos brutos de las empresas industriales y comerciales del Estado (artículo 221 de la Constitución de la República), por la intervención que le compete en los estados contables de éstas.

Asimismo, podrá fijar un precio como contrapartida por cualquier otro tipo de tareas que le sean solicitadas por las referidas empresas, tomando en consideración la complejidad de las mismas.

El importe resultante de la aplicación de la tasa a que refiere el inciso primero, deberá ser vertido en la forma y oportunidad que disponga el Tribunal de Cuentas. Lo recaudado por este concepto será destinado a gastos de funcionamiento e inversiones".

Artículo 469.- Derógase el artículo 2° de la Ley N° 16.853, de 14 de agosto de 1997.

Artículo 470.- Asígnase al Tribunal de Cuentas con cargo al Grupo 0 objeto del gasto 42 auxiliar 014 – Permanencia a la Orden – una partida complementaria de $ 2:500.000 (pesos uruguayos dos millones quinientos mil) para el ejercicio 2001. Para el resto de los ejercicios dicha cantidad quedará fijada en la cantidad de $ 5:000.000 (pesos uruguayos cinco millones).

Artículo 471.- Autorízase al Tribunal de Cuentas a suscribir acuerdos con las instituciones de enseñanza pública y habilitadas, a efectos de proveer estudiantes en régimen de pasantías para prestar tareas de apoyo. Los estudiantes seleccionados al amparo de dichos acuerdos, no podrán permanecer en esa calidad por más de dos años. El régimen aplicable a dichos estudiantes será el establecido en las disposiciones legales de carácter general vigentes en la presente ley.

Artículo 472.- Facúltase al Tribunal de Cuentas a enajenar los bienes inmuebles de su propiedad, así como constituir hipoteca sobre dichos bienes, con destino exclusivo a la adquisición de un inmueble sede del Tribunal.

Artículo 473.- La intervención preventiva de los gastos y pagos, que de acuerdo con el literal B) del artículo 211 de la Constitución de la República compete al Tribunal de Cuentas, será ejercida directamente por el mismo, por sus Auditores o los Contadores Delegados en la forma que dicho organismo determine mediante Ordenanza.

Artículo 474.- El Tribunal de Cuentas, los Auditores o Contadores Delegados, podrán certificar la legalidad de los gastos y pagos o proceder a su observación. Ello sin perjuicio de la información complementaria que previamente se solicite a efectos de su pronunciamiento.

Artículo 475.- Los ordenadores de gastos o pagos al ejercer la facultad de insistencia o reiteración que les acuerda el literal B) del Artículo 211 de la Constitución de la República, deberán hacerlo en forma fundada, expresando de manera detallada los motivos que justifican a su juicio seguir el curso del gasto o del pago.

Artículo 476.- El Tribunal de Cuentas podrá disponer que se caratulen como de urgente consideración y se comuniquen a la Asamblea General o en su caso a las Juntas Departamentales, aquellas resoluciones que estén contempladas en alguna de las siguientes situaciones:

A) Observaciones referidas a gastos sin disponibilidad -salvo los autorizados legalmente- cuando notoriamente su monto exceda del rubro o proyecto respectivo.

B) Observaciones que reproducen observaciones anteriores, ya sea en forma continua o permanente y sin que los Organismos a que van dirigidas las hayan atendido.

C) En aquellos casos contemplados en los literales C) y E) del artículo 211 de la Constitución de la República y observaciones a actos o contratos realizados con manifiesta violación de las normas legales.

D) Reiteraciones de gastos o pagos o continuación de los procedimientos, cuando el acto administrativo no haya sido debidamente fundado.

Artículo 477.- Las comunicaciones a la Asamblea General, Juntas Departamentales y Poder Ejecutivo, se harán con copia de la resolución de observación, la de insistencia y la de mantenimiento de las observaciones.

Artículo 478.- Derógase el literal III del artículo 659 de la Ley N° 16.170, de 28 de diciembre de 1990 (artículo 108 del TOCAF).

Artículo 479.- Incorpóranse al artículo 556 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 52 de la Ley N° 16.736, de 5 de enero de 1996, artículo 99 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF), los siguientes incisos:

"El no cumplimiento de las obligaciones establecida en el inciso precedente, en lo que refiere al Tribunal de Cuentas, hará incurrir al funcionario omiso en responsabilidad administrativa conforme a lo dispuesto en los artículos 53 y 54 de la Ley N° 16.736, de 5 de enero de 1996, y 572, 573y 575 a 580 de la Ley N° 15.903, de 10 de noviembre de 1987 (artículos 119 a 127 de dicho Texto Ordenado), sin perjuicio de las responsabilidades civiles o penales que pudieran corresponder.

Dicho incumplimiento será determinado por el Tribunal de Cuentas, previa aplicación de las reglas que regulan el debido proceso administrativo dando vista de las actuaciones por un plazo de diez días hábiles.

Cuando la responsabilidad pueda recaer en funcionarios sujetos a jerarquía, el Tribunal lo comunicará al jerarca del servicio respectivo a efectos de que disponga la realización de los procedimientos disciplinarios correspondientes, dando cuenta de lo actuado al Tribunal así como de las conclusiones a que arribe en cuanto a la responsabilidad administrativa de que se trate.

En los casos en que se verifique la comisión de actos de obstrucción cometidos por los jerarcas o funcionarios responsables del manejo de documentación o información cuyo conocimiento resulte imprescindible para el cumplimiento de los cometidos de fiscalización o de vigilancia por parte del Tribunal de Cuentas, el mismo, previa vista por el término de diez días hábiles conferida al funcionario de que se trate a efectos de la presentación de los descargos que puedan corresponder, podrá formular denuncia circunstanciada ante el Poder Ejecutivo, la Asamblea General, la Junta Departamental respectiva o el Poder Judicial, según corresponda".

Artículo 480.- Incorpórase al artículo 573 de la Ley Nº 15.903, de 10 de noviembre de 1987, artículo 120 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF) el siguiente numeral:

"7) A los funcionarios de cualquier orden y a los jerarcas y empleados que incumplan con las obligaciones establecidas en la presente ley".

Artículo 481.- Incorpórase al artículo 552 de la Ley Nº 15.903, de 10 de noviembre de 1987, artículo 94 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF), el siguiente numeral:

"6) Coordinar con la Auditoría Interna de la Nación y con las Unidades de Auditoría Interna de los Organismos comprendidos en los artículos 220 y 221 de la Constitución de la República y de los Gobiernos Departamentales, la planificación de las auditorías de dichos órganos de control".

Artículo 482.- Incorpórase al artículo 589 de la Ley Nº 15.903, de 10 de noviembre de 1987, artículo 138 del Texto Ordenado de Contabilidad y Administración Financiera (TOCAF), el siguiente literal:

"D) Los distintos documentos y estados referidos en los literales B) y C) deberán formularse y presentarse en la forma en que lo determine el Tribunal de Cuentas".

Artículo 483.- Establécese por vía de interpretación -artículo 85, numeral 20) de la Constitución de la República- que el Presupuesto de Sueldos y Gastos de las Juntas Departamentales y modificaciones a dicho Presupuesto de Sueldos y Gastos (artículo 273, numeral 6) de la Carta) debe ser remitido al Tribunal de Cuentas con un plazo no inferior a veinte días para que ese Cuerpo pueda producir el dictamen e informe en los términos previstos por el artículo 225 de la Constitución de la República.

Si el Tribunal de Cuentas formulare observaciones al proyecto remitido por la Junta y esta las aceptase, deberá enviar el detalle de las modificaciones realizadas y el texto aprobado definitivamente con el anexo de los planillados respectivos para consideración del Tribunal de Cuentas.

En caso que la Junta Departamental no aceptara las observaciones será de aplicación el procedimiento previsto en el artículo 225 de la Constitución de la República.

INCISO 18

CORTE ELECTORAL

Artículo 484.- Fíjase en la suma de $ 174:143.443 (ciento setenta y cuatro millones ciento cuarenta y tres mil cuatrocientos cuarenta y tres pesos uruguayos) la asignación presupuestal anual del grupo 0, el que se integra con los siguientes objetos del gasto:

Inciso 18 Corte Electoral	Concepto del gasto	Unidad Ejecutora 001

Concepto del Gasto 1 — 1Remuneraciones
Grupo 0 — Servicios Personales

Objeto del Gasto		Crédito Apertura $
011000	Sueldo básico de cargos	38.477.058
012000	Incremento por mayor horario permanente	11.319.240
014000	Compensación máxima al grado	30.509.340
015000	Gastos de representación en el país con ajuste	1.248.065
021000	Sueldo básico de funciones contratadas	889.740
022000 .	Incremento por mayor horario permanente	293.484
024000	Compensación máxima al grado	755.496
036000	Reincorporados y postergados	11.349
042014	Permanencia a la orden	20.783.290
042015	Compensación por asiduidad	7.193.453
042034	Por funciones distintas del carg	923.818
042034	Suplemento de sueldos	492.816
042038	Por compensaciones transitorias	40.892
042065	Retrib. Porcentual C.Electoral Ley Nº 16.462	2.436.996
044001	Prima por antigüedad	6.122.177
045005	Quebrantos de caja	74.909
048009	Aumento sueldo. Decreto 203/92	3.116.040
048011	Aumento C. Electoral artículo 528 Ley Nº 16.736	4.867.896
059000	Sueldo anual complementario	10.796.338
064000	Contribución por asistencia médica	80.153
071000	Prima por matrimonio	10.716
072000	Hogar constituido	3.802.222
073000	Prima por nacimiento	17.942
074000	Prestaciones por hijo	881.060
081000	Aporte patronal sistema seguridad s/retribuciones	27.368.717
082000	Otros aportes patronales s/retribuciones	1.403.524
092000	Partidas globales a distribuir (Fin. 11)	62.985
092000	Partidas globales a distribuir (Fin. 12)	163.727
	TOTAL POR GRUPO 0	174.143.443
	TOTAL POR CONCEPTO DE GASTO 1	174.143.443

Artículo 485.- Establécese la tabla de sueldos para ocho horas diarias de labor a valores del 1º de enero de 2000, que regirán para los escalafones: I "Profesional Universitario", II "Técnico Profesional", III "Técnico", IV "Administrativo Especializado", V "Oficios", VI "Servicios Auxiliares" de la Corte Electoral.

La retribución que corresponde a los funcionarios que realicen seis horas diarias de labor, será adecuada en forma proporcional.

Todos los montos están expresados a valores 1° de enero de 2000.

Artículo 486.- Fíjase la remuneración mensual de los cargos de Secretario Letrado, Director de la Oficina Nacional Electoral y Subdirector de la Oficina Nacional Electoral, en las sumas que resulten de la aplicación de los porcentajes que se refieren en este artículo sobre la base del 100% (cien por ciento) de las dotaciones sujetas a montepío que perciben los Ministros de la Corte Electoral por todo concepto:

A) Secretario Letrado 80% (ochenta por ciento).

B) Director de la Oficina Nacional Electoral 75% (setenta y cinco por ciento).

C) Subdirector de la Oficina Nacional Electoral 70% (setenta por ciento).

A dichas remuneraciones sólo podrán acumularse el sueldo anual complementario, los beneficios sociales y la prima por antigüedad.

La Contaduría General de la Nación habilitará el crédito correspondiente.

Artículo 487.- Créanse los siguientes cargos:

A) Secretario de OED III escalafón IV grado 15, en la Oficina Electoral Departamental de Río Negro.

B) Subjefe de Sección escalafón IV grado 14, en la Oficina Electoral Departamental de Montevideo.

C) Administrativo III escalafón IV grado 10, en la Oficina Electoral Departamental de Tacuarembó.

Dichos cargos serán provistos por los funcionarios restituidos al amparo de lo establecido en la Ley N° 15.783, de 20 de noviembre de 1985, que no hayan sido presupuestados en los cargos que les hubieren correspondido y se suprimirán al vacar.

Artículo 488.- A los efectos de la carrera administrativa, las Oficinas Centrales y cada una de las Oficinas Electorales Departamentales, serán consideradas unidades independientes.

Lo dispuesto en el inciso precedente, no obsta al derecho al ascenso de los funcionarios que ocupen los cargos de mayor jerarquía de las Oficinas Electorales Departamentales, respecto a los cargos de mayor grado del mismo escalafón de las Oficinas Electorales Departamentales de Canelones y Montevideo y de las Oficinas Centrales.

Artículo 489.- Incorpóranse los siguientes cargos, en los porcentajes que se indican, a la nómina de cargos que perciben la retribución adicional creada por el artículo 163 de la Ley N° 16.462, de 11 de enero de 1994:

Escalafón	Grado	Cantidad	Cargo	Porcentaje
I	18	3	Abogado Asesor	8%
I	18	1	Abogado Asesor - Art. 58 Ley N° 15.809	8%

El porcentaje de la retribución adicional establecida por el artículo 163 de la Ley N° 16.462, de 11 de enero de 1994 para el cargo de Asesor 1 Escribano, será de 8% (ocho por ciento).

Artículo 490.- El beneficio establecido en el artículo 365 de la Ley N° 16.226, de 29 de octubre de 1991, se liquidará trimestralmente.

Artículo 491.- Facúltase a la Corte Electoral a racionalizar la estructura orgánica de las Oficinas Centrales y de las Oficinas Electorales Departamentales. A tal efecto podrá disponer las transformaciones de cargos y partidas de gastos que requiera el servicio, sin que ello signifique un aumento del crédito presupuestal ni lesión alguna a los derechos funcionales.

Esta facultad expirará el 31 de diciembre de 2003.

Artículo 492.- Facúltase a la Corte Electoral a proveer las vacantes que se produzcan a partir del 1° de enero de 2000. Al 30 de noviembre de cada año, las economías resultantes de la no provisión de las vacantes, podrán destinarse al mejoramiento de las retribuciones personales de los funcionarios del organismo.

Facúltase asimismo a la Corte Electoral a proveer las vacantes de Abogado Asesor y Técnico I Contador producidas con anterioridad al 1° de enero de 2000. Las economías resultantes de la no provisión de estas vacantes tendrán el mismo régimen dispuesto en el inciso precedente.

Artículo 493.- Fíjase el crédito para inversiones en $ 6:705.000 (pesos uruguayos seis millones setecientos cinco mil) para el año 2001, $ 28:945.488 (pesos uruguayos veintiocho millones novecientos cuarenta y cinco mil cuatrocientos ochenta y ocho) para el año 2002, en $ 20:890.056 (pesos uruguayos veinte millones ochocientos noventa mil cincuenta y seis) para el año 2003, y en $ 13:398.256 (pesos uruguayos trece millones trescientos noventa y ocho mil doscientos cincuenta y seis) para el año 2004. Estas partidas se distribuyen en los proyectos detallados en los anexos adjuntos, los cuales forman parte de esta ley.

Los créditos son a valores 1° de enero de 2000, y se ajustarán de acuerdo a las normas legales vigentes.

Artículo 494.- Incorpórase a la Corte Electoral en el régimen de certificación por el Tribunal de Cuentas dispuesto por el artículo 738 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 495.- Fíjase los créditos anuales para el ejercicio 2001 y siguientes para atender los objetos del gasto 141: "Combustibles derivados del petróleo" en $ 327.373,00 (pesos uruguayos trescientos veintisiete mil trescientos setenta y tres); 211: "Teléfono, telégrafo y similares" en $ 6:114.635,00 (pesos uruguayos seis millones ciento catorce mil seiscientos treinta y cinco); 212: "Agua" en $ 622.804,00 (pesos uruguayos seiscientos veintidós mil ochocientos cuatro); 213: "Electricidad" en $ 3:607.988,00 (pesos uruguayos tres millones seiscientos siete mil novecientos ochenta y ocho).

Los créditos son a valores del 1° de enero de 2000 y se incrementarán en cada oportunidad que se ajusten las tarifas respectivas.

Artículo 496.- Fíjase el crédito correspondiente a "arrendamiento de inmuebles contratados dentro del país" (objeto del gasto 251) en $ 2:443.256,00 (pesos uruguayos dos millones cuatrocientos cuarenta y tres mil doscientos cincuenta y seis).

La partida corresponde a los arrendamientos vigentes al 1° de enero de 2000. El crédito será actualizado automáticamente por la Contaduría General de la Nación en función de las modificaciones de precios resultantes de la aplicación de las normas legales vigentes, así como por la celebración de nuevos contratos o la entrega de locales actualmente arrendados.

Artículo 497.- Fíjase el crédito correspondiente a "Viáticos dentro del país Miembros de Juntas Electorales" (objeto del gasto 234 derivado 001) en $ 2:006.095,00 (pesos uruguayos dos millones seis mil noventa y cinco) para atender los viáticos creados por el artículo 514 de la Ley N° 14.106, de 14 de marzo de 1973, en la redacción dada por el artículo 581 de la Ley N° 15.809, de 8 de abril de 1986 y artículo 540 de la Ley N° 16.736, de 5 de enero de 1996.

Dicho crédito se ajustará al 1° de enero y al 1° de julio de cada año de acuerdo a la variación que se haya operado en el índice general de los precios al consumo elaborado por el Instituto Nacional de Estadística.

INCISO 19

TRIBUNAL DE LO CONTENCIOSO ADMINISTRATIVO

Artículo 498.- Créase la División Jurídica del Tribunal de lo Contencioso Administrativo compuesta de dos Directores de División Jurídica (abogado o escribano) dentro del escalafón A.

Artículo 499.- Transfórmanse el cargo de Director de Departamento Jurídico (abogado) y un cargo de Actuario (escribano), en dos cargos de Directores de División Jurídica, con la dotación, que por todo concepto, percibe el Defensor de Oficio, en régimen de dedicación exclusiva, y el cargo de Secretario de Departamento Jurídico (abogado), en un cargo de Sub Director de División Jurídica, con la dotación del 90% (noventa por ciento) de la que, por todo concepto, percibe el Director de División Jurídica.

Los cargos mencionados en el inciso anterior, estarán en régimen de dedicación exclusiva. La Contaduría General de la Nación, habilitará los créditos presupuestales correspondientes.

Artículo 500.- El Tribunal de lo Contencioso Administrativo, procederá a designar entre sus actuales Actuarios, al que ocupará uno de los cargos de Director de División Jurídica referidos en el numeral anterior, seleccionándolo por resolución fundada y atendiendo a su idoneidad técnica comprobada y experiencia, avaladas en función de una anterior actuación en tareas de esa naturaleza en el Organismo

Artículo 501.- La dotación del cargo de Jefe del Tribunal de lo Contencioso Administrativo será del 80% (ochenta por ciento) de la retribución, que por todo concepto perciban los Directores de Departamento en régimen de dedicación exclusiva.

Los cargos mencionados estarán en régimen de dedicación exclusiva.

La Contaduría General de la Nación habilitará los créditos presupuestales correspondientes.

Artículo 502.- La dotación de los funcionarios que ocupan los cargos mencionados en el artículo anterior, y que no optaren por el régimen de dedicación exclusiva, será incrementada en un 25% (veinticinco por ciento), sobre su actual remuneración.

Artículo 503.- Transfórmase un cargo de Jefe, escalafón "C", grado 11 y un cargo de Administrativo I, escalafón "C", grado 10, en dos cargos de Actuario Adjunto (abogado o escribano), escalafón "A", grado 14, con la dotación del 80% (ochenta por ciento) que por todo concepto percibe el Actuario, sin dedicación exclusiva.

La Contaduría General de la Nación habilitará los créditos presupuestales correspondientes.

Artículo 504.- Inclúyese a los cargos de Secretarios Letrados y Prosecretario Letrado del Tribunal de lo Contencioso Administrativo, en el numeral c) del artículo 35 de la Ley N° 16.736, de 5 de enero de 1996, y sus modificativas.

Artículo 505.- Transfórmanse dos cargos de Auxiliar contable, escalafón "D", grado 11, en dos cargos de Jefe, escalafón "D", grado 12, de la Unidad Contable, con la dotación del Jefe del Servicio de Informática Jurídica y de Gestión.

Los cargos mencionados en el inciso anterior estarán en régimen de dedicación exclusiva.

Artículo 506.- Transfórmanse tres cargos de Administrativo I, escalafón "C", grado 10, en tres cargos de Auxiliar Contable, escalafón "D", grado 11, de la Unidad Contable, con la dotación del Operador I del escalafón "D".

Artículo 507.- El Tribunal de lo Contencioso Administrativo procederá a designar entre sus actuales funcionarios a quienes ocuparán los cargos referidos en el artículo anterior, seleccionándolos por resolución fundada y atendiendo a su idoneidad técnica comprobada y su experiencia, valoradas en función de una anterior actuación en labores de esa naturaleza en el organismo.

Artículo 508.- La dotación del Jefe de Informática Jurídica y de Gestión, será del 70% (setenta por ciento), de la retribución que por todo concepto perciba el Director de División en Régimen de dedicación exclusiva.

Artículo 509.- Transfórmase un cargo de Administrativo I, escalafón "C", grado 10 en un cargo de Operador I, escalafón "D", grado 11.

Artículo 510.- El Tribunal de lo Contencioso Administrativo procederá a designar entre sus actuales funcionarios a quien ocupará el cargo referido en el artículo anterior, seleccionándolo por resolución fundada y atendiendo a su idoneidad técnica comprobada y su experiencia, valoradas en función de una anterior actuación en labores de esa naturaleza en el organismo.

Artículo 511.- Transfórmase un cargo de Auxiliar I, escalafón "F", en un cargo de Administrativo II, escalafón "C".

Artículo 512.- El Tribunal de lo Contencioso Administrativo podrá designar entre sus actuales funcionarios, a quien ocupe el cargo mencionado en el artículo anterior, atendiendo a su idoneidad comprobada y su experiencia, valorada en función de una anterior actuación en labores de esa naturaleza en el organismo.

Artículo 513.- Transfórmase un cargo de chofer, escalafón "E", grado 9 – contratado – en un cargo de chofer, escalafón "E", grado 9 – presupuestado, manteniendo la dotación y los beneficios que actualmente tiene.

Artículo 514.- Transfórmanse dos cargos de Auxiliar I, escalafón "F", grado 8, en dos cargos de Intendente II, escalafón "F", grado 9.

Artículo 515.- El Tribunal de lo Contencioso Administrativo podrá designar entre sus actuales funcionarios, a quienes ocupen los cargos mencionados en el artículo anterior, atendiendo a su idoneidad comprobada y su experiencia, valoradas en función de una anterior labor en el organismo.

Artículo 516.- Transfórmanse cinco cargos de Auxiliar II, escalafón "F", grado 7 en cinco cargos de Auxiliar I, escalafón "F", grado 8.

Artículo 517.- Asígnase al cargo de Actuario, sin dedicación exclusiva la compensación establecida por el artículo 545 de la Ley N° 16.736, de 5 de enero de 1996, con la obligación establecida en dicha disposición.

Artículo 518.- Increméntase la partida dispuesta en el artículo 544 de la Ley N° 16.736, de 5 de enero de 1996, en el porcentaje dispuesto por el artículo 545 de la Ley citada, con la obligación establecida en ese artículo.

Artículo 519.- Destínase una partida anual de $ 12.000 (pesos uruguayos doce mil), líquidos, a fin de compensar la asignación de funciones del Conserje de Sala del Tribunal de lo Contencioso Administrativo, de acuerdo con la reglamentación que dicte el organismo.

Artículo 520.- Los cargos de chofer del Tribunal de lo Contencioso Administrativo, además de las funciones atinentes a su cargo presupuestal, desempeñarán las que el Tribunal les asigne.

Artículo 521.- Inclúyese dentro de las excepciones establecidas en el inciso quinto del artículo 11 de la Ley N° 16.462, de 11 de enero de 1994, los cargos del Tribunal de lo Contencioso Administrativo.

La presente disposición regirá para las vacantes producidas a partir del 1° de enero de 2001.

Artículo 522.- Exceptúase al Tribunal de lo Contencioso Administrativo, de lo dispuesto por el artículo 20 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 40 de la Ley N° 16.320, de 1° de noviembre de 1992.

Artículo 523.- Fíjase para el Tribunal de lo Contencioso Administrativo las siguientes partidas de gastos:

Gastos de funcionamiento, excluidos suministros: $ 1.500.000 (pesos uruguayos un millón quinientos mil).

El monto referido está expresado a valores de 1° de enero de 2000 y será actualizado automáticamente por la Contaduría General de la Nación, a la fecha de la presente, según las variaciones del índice de los precios al consumo.

Suministros por otros organismos estatales y paraestatales: $ 850.000 (pesos uruguayos ochocientos cincuenta mil).

El monto referido está expresado a valores del 1° de enero de 2000 y será actualizado automáticamente por la Contaduría General de la Nación, en casos de variaciones de los precios o tarifas respectivas, o por extensión de servicios.

Artículo 524.- Créase una partida de $ 581.000 (pesos uruguayos quinientos ochenta y un mil) a partir del año 2002 por una sola vez, para la renovación del Sistema Informático del Tribunal de lo Contencioso Administrativo.

Artículo 525.- Créase una partida de $ 290.500 (pesos uruguayos doscientos noventa mil quinientos), por una sola vez, para solventar los gastos que demande la planificación, preparación, realización y difusión de los actos conmemorativos de los cincuenta años de creación del Tribunal de lo Contencioso Administrativo y la organización de la Asamblea Internacional de la Asociación Iberoamericana de Tribunales de la Justicia Fiscal o Administrativa (AIT), a efectuarse en nuestro país en el año 2002.

Artículo 526.- La remuneración de los Secretarios Abogados de los Ministros del Tribunal de lo Contencioso Administrativo (Escalafón A, grado 16) será del 50% (cincuenta por ciento) de lo que por todo concepto perciban los abogados adjuntos de la Procuraduría del Estado en lo Contencioso Administrativo que no se encuentran en régimen de dedicación exclusiva.

INCISO 25

ADMINISTRACION NACIONAL DE EDUCACION PUBLICA

Artículo 527.- Asígnase las siguientes partidas destinadas a Compensaciones por Alimentación sin Aportes de funcionarios docentes y no docentes de la Administración Nacional de Educación Pública: $ 207:132.000 (pesos uruguayos doscientos siete millones ciento treinta y dos mil), y para el año 2001; $ 276:176.000 (pesos uruguayos doscientos setenta y seis millones ciento setenta y seis mil) anuales para los años 2002, 2003 y 2004.

Artículo 528.- Autorízase a la Administración Nacional de Educación Pública el siguiente crédito presupuestal a precios del 1° de enero de 2000:

i) Gastos de funcionamiento: Grupo 0:

Año 2001: $ 4.925:891.000 (pesos uruguayos cuatro mil novecientos veinticinco millones ochocientos noventa y un mil).

Año 2002: $ 4.961:258.000 (pesos uruguayos cuatro mil novecientos sesenta y un millones doscientos cincuenta y ocho mil).

Año 2003: $ 5.048:408.000 (pesos uruguayos cinco mil cuarenta y ocho millones cuatrocientos ocho mil).

Año 2004: $ 5.135:558.000 (pesos uruguayos cinco mil ciento treinta y cinco millones quinientos cincuenta y ocho mil).

Grupo 1:

Año 2001 $ 419:472.000 (pesos uruguayos cuatrocientos diecinueve millones cuatrocientos setenta y dos mil).

Año 2002: $ 431:261.000 (pesos uruguayos cuatrocientos treinta y un millones doscientos sesenta y un mil).

Año 2003: $ 460:311.000 (pesos uruguayos cuatrocientos sesenta millones trescientos once mil).

Año 2004: $ 489:361.000 (pesos uruguayos cuatrocientos ochenta y nueve millones trescientos sesenta y un mil).

ii) Inversiones Año 2001 a 2004: $ 162:680.000 (pesos uruguayos ciento sesenta y dos millones seiscientos ochenta mil) anuales.

Artículo 529.- Autorízase a la Administración Nacional de Educación Pública a regularizar la percepción del Impuesto de Educación Primaria recaudando: en el año 2001 lo correspondiente al ejercicio fiscal vencido 2000 y el 25% del ejercicio fiscal 2001; en el año 2002 lo correspondiente al 75% del ejercicio fiscal vencido 2001 y el 50% del ejercicio fiscal 2002; en el año 2003 lo correspondiente al 50% del ejercicio fiscal vencido 2002 y el 75% del ejercicio fiscal 2003; y en el año 2004 lo correspondiente al 25% del ejercicio fiscal vencido 2003 y el ejercicio fiscal 2004.

Artículo 530.- Autorízase a la Administración Nacional de Educación Pública a destinar a partir del año 2001, hasta $ 92:960.000 (pesos uruguayos noventa y dos millones novecientos sesenta mil), equivalentes a U$S 8:000.000 (dólares de los Estados Unidos de América ocho millones), de la recaudación de cada año del Impuesto de Educación Primaria para financiar gastos de funcionamiento (grupo 0 y grupo 1) correspondientes a la extensión de la educación pre-escolar; las escuelas de tiempo completo (urbanas, rurales y bilingües); y al ciclo básico en escuelas rurales.

Artículo 531.- Prorrógase desde el 1º de enero de 2001 y hasta la próxima Ley Presupuestal, la autorización establecida por el artículo 570 de la Ley Nº 16.736, de 5 de enero de 1996.

Artículo 532.- Fíjanse las siguientes asignaciones presupuestales para continuar con la ejecución del Proyecto "Mejoramiento de la Calidad de Educación Primaria" autorizado por el artículo 417 de la Ley Nº 16.320, de 1º de noviembre de 1992, establecidas en dólares de los Estados Unidos de América.

Año	Endeudam. Externo (U$S)	Contraparte Nacional (U$S)	Total (U$S)
2001	2:686.000	877.000	3:563.000

Artículo 533.- Fíjanse las siguientes asignaciones presupuestales para continuar con la ejecución del Proyecto "Mejoramiento de la Calidad de la Educación Primaria" Fase II, establecidas en dólares de los Estados Unidos de América.

Año	Endeudam. Externo	Contraparte Nacional	Total

	(U$S)	(U$S)	(U$S)
2001	7:000.000	3:800.000	10:800.000
2002	5:000.000	4:500.000	9:500.000
2003	1:802.000	1:249.000	3:051.000

Artículo 534.- Fíjanse las siguientes asignaciones presupuestales para la ejecución de la Fase III del Proyecto "Mejoramiento de la Calidad de la Educación Primaria" con financiamiento del Banco Mundial, expresadas en dólares de los Estados Unidos de América.

Año	Endeudam. Externo (U$S)	Contraparte Nacional (U$S)	Total (U$S)
2002	5:000.000	1:800.000	6:800.000
2003	7:500.000	3:000.000	10:500.000
2004	9:000.000	3:000:000	12:000.000

Artículo 535.- Fíjanse las siguientes asignaciones presupuestales para continuar con la ejecución del Proyecto "Mejoramiento de la Calidad de la Educación Secundaria Básica y Capacitación de Docentes para la Enseñanza General de Nivel Medio" autorizado por el artículo 573 de la Ley Nº 16.736, de 5 de enero de 1996, establecidas en dólares de los Estados Unidos de América.

Año	Endeudam. Externo (U$S)	Contraparte Nacional (U$S)	Total (U$S)
2001	8:959.000	3:405.000	12:364.000

Artículo 536.- Fíjanse las siguientes asignaciones presupuestales para la ejecución del Proyecto "Mejoramiento de la Calidad de la Educación Media y Formación Docente", con financiamiento del Banco Interamericano de Desarrollo, expresadas en dólares de los Estados Unidos de América.

Año	Endeudam. Externo (U$S)	Contraparte Nacional (U$S)	Total (U$S)
2001	5:500.000	2:500.000	8:000.000
2002	13:500.000	6:200.000	19:700.000
2003	17:000.000	7:500.000	24:500.000
2004	18:000.000	8:000.000	26:000.000

Artículo 537.- Otórgase al Inciso 25 "Administración Nacional de Educación Pública" una partida adicional de $ 30:000.000 (pesos uruguayos treinta millones) para financiar los traslados de docentes a centros de enseñanza en el interior de la República.

Deróganse el artículo 366 de la Ley N° 15.809, de 8 de abril de 1986, y el artículo 59 de la Ley N° 16.002, de 25 de noviembre de 1988.

Artículo 538.- Los recursos obtenidos por la enajenación de bienes inmuebles del Estado, serán destinados a financiar inversiones de la Administración Nacional de Educación Pública (ANEP) y del Ministerio de Salud Pública, según las prioridades que establezca el Poder Ejecutivo.

Artículo 539.- La Administración Nacional de Educación Pública y sus Consejos Desconcentrados priorizarán en los programas curriculares de las instituciones públicas y privadas de los ciclos primarios y secundarios las siguientes materias:

Conservación e higiene del medio ambiente; alcoholdependencia, drogadependencia y tabaquismo; familia y violencia familiar; fisiología, salud e higiene sexual y seguridad vial.

Artículo 540.- Reinplántase a partir del ejercicio 2002 dentro de la Administración Nacional de Educación Pública (ANEP) el programa Verano Solidario

Artículo 541.- Durante los ejercicios 2001 y 2002 se regularizarán a los auxiliares de servicio contratados por Comisiones de Fomento y que presten funciones en las escuelas públicas.

La Contaduría General de la Nación habilitará los créditos correspondientes.

INCISO 26

UNIVERSIDAD DE LA REPUBLICA

Artículo 542.- Créase un adicional de dos salarios mínimos nacionales al aporte anual al Fondo de Solidaridad creado por la Ley N° 16.524, de 25 de julio de 1994, que pagan los egresados referidos en el artículo 3° de dicha ley, cuyas carreras tengan una duración mínima de cuatro años. La recaudación de este adicional no coincidirá cronológicamente con la del aporte mencionado precedentemente.

El producto del adicional al que alude el inciso anterior se asignará a la Universidad de la República con los siguientes destinos:

a) 35% (treinta y cinco por ciento) para los proyectos institucionales en el Interior del país;

b) 25% (veinticinco por ciento) para mejoras en la infraestructura no edilicia destinada a la enseñanza; bibliotecas; formación de docentes y publicaciones;

c) 40% (cuarenta por ciento) para la infraestructura edilicia destinada a la enseñanza.

Estos destinos se tratarán conforme a las normas que rigen los recursos de libre disponibilidad.

Quedan exceptuados de este adicional los egresados que ocupan cargos docentes en la Universidad de la República durante el período correspondiente al aporte.

INCISO 27

INSTITUTO NACIONAL DEL MENOR

Artículo 543.- Establécense para los años que se indican las siguientes asignaciones presupuestales para inversiones:

Año	Importe
2000	$ 30.480.520
2001	$ 25.480.520
2002	$ 30.480.520
2003	$ 30.480.520
2004	$ 30.480.520

Artículo 544.- Increméntase la partida otorgada para gastos de funcionamiento del Instituto Nacional del Menor en las siguientes sumas y en los años que se indican:

Año	Importe
2001	$ 12.000.000
2002	$ 12.000.000
2003	$ 12.000.000
2004	$ 12.000.000

Artículo 545.- Fíjase la asignación familiar para las cuidadoras de alternativa familiar del Instituto Nacional del Menor en un 16% (dieciséis por ciento) del salario mínimo nacional (SMN), por cada menor que tengan a su cargo, independientemente del monto del ingreso del núcleo familiar.

Artículo 546.- Agrégase al artículo 10 de la Ley Nº 16.095, de 26 de octubre de 1989, que crea la Comisión Nacional Honoraria del Discapacitado un delegado del Instituto Nacional del Menor. Dispónese, en relación al artículo 13 de la citada ley, se integre también a la Comisión Departamental Honoraria del Discapacitado un delegado del Instituto Nacional del Menor.

Artículo 547.- Facúltase al Instituto Nacional del Menor a constituir un fondo con los descuentos por inasistencias que por cualquier naturaleza se practiquen a sus funcionarios, teniendo como único destino compensar a los funcionarios del Instituto que deban cubrir el ausentismo de los mismos.

A tal efecto, el Instituto Nacional del Menor comunicará a la Contaduría General de la Nación las transposiciones resultantes de la aplicación del Inciso anterior, realizándose la habilitación del crédito correspondiente.

El Instituto Nacional del Menor (INAME), reglamentará la aplicación de este artículo dentro de los primeros 120 días de la promulgación de la presente ley.

Artículo 548.- Modifícase las denominaciones establecidas en los literales d) y e) del artículo 217 de la Ley Nº 16.462, de 11 de enero de 1994, de la siguiente manera: donde dice "discapacitados leves" debe decir "problemática bio-psico-social leve" y donde dice "discapacitados profundos" debe decir "problemática bio-psico-social profunda".

Artículo 549.- Incorpórase a los beneficios establecidos en el artículo 462 de la Ley Nº 16.226, de 29 de octubre de 1991, a las empresas contribuyentes del Impuesto a la Renta de la Industria y Comercio, Impuesto a las Rentas Agropecuarias e Impuesto al Patrimonio, por las donaciones que realicen al Instituto Nacional del Menor (INAME).

El contribuyente entregará su donación al Instituto Nacional del Menor (INAME), debiendo éste expedirle recibos canjeables por Certificados de Crédito de la Dirección General Impositiva. El Poder Ejecutivo fijará el límite.

Artículo 550.- El Instituto Nacional del Menor (INAME) podrá, regularizar, previa realización de una prueba de oposición y méritos, a las Cuidadoras de Hospital, que tengan como mínimo 4 años de antigüedad en el Instituto, en una función contratada de Instructor III Hogar Serie Educación del Menor, Escalafón D, Grado 03. La presente regularización no tendrá costo de caja.

El Instituto reglamentará la aplicación del presente artículo, en un plazo no mayor de 120 días, a partir de la vigencia de la presente ley.

SECCION VII

RECURSOS

CAPITULO I

NORMAS TRIBUTARIAS

Artículo 551.- Los contribuyentes deberán computar como un crédito a su favor en sus declaraciones de tributos los pagos que hubieren efectuado los responsables por su cuenta; y si surgiera un excedente a favor del contribuyente, el mismo podrá ser utilizado para el pago de otros tributos recaudados por la Dirección General Impositiva o el Banco de Previsión Social, en las condiciones que establezca el Poder Ejecutivo

Artículo 552.- Agrégase en el inciso tercero del artículo 19, del Título 10 del Texto Ordenado 1996, el siguiente literal:

"C) Vehículos de transporte colectivo de personas por calles, caminos o carreteras nacionales destinados a la prestación de servicios regulares (líneas), de carácter departamental, nacional o internacional".

Artículo 553.- Grávase con el Impuesto al Valor Agregado a la tasa mínima los servicios vinculados a la salud humana, fuera de la relación de dependencia.

Están excluidos del hecho imponible a que refiere el inciso anterior, los servicios prestados por organismos estatales y por las instituciones de asistencia médica colectiva definidas en el Decreto-Ley Nº 15.181, de 21 de agosto de 1981, por los servicios correspondientes a la cobertura de asistencia médica básica cuya contraprestación se fija por la Administración.

Respecto a los prestadores no comprendidos en el inciso anterior, que brinden asistencia médica a sus afiliados en régimen de prepago, inclusive los servicios de emergencia móvil, el Poder Ejecutivo exonerará la cuota parte de los servicios correspondientes a la asistencia médica básica. En ningún caso esta exoneración podrá superar el importe de la contraprestación a la que refiere el inciso segundo de este artículo. Para los restantes servicios el Poder Ejecutivo fijará su valor a estos efectos.

Quienes sean alcanzados por la exoneración a que refiere el inciso anterior deberán presentarse y obtener declaración expresa de estar comprendidos en la misma, de acuerdo a la reglamentación que dicte el Poder Ejecutivo.

Artículo 554.- Derógase el apartado F) del numeral 2) del artículo 19 del Título 10 del Texto Ordenado 1996.

Artículo 555.- Agrégase al artículo 18 del Título 10 del Texto Ordenado 1996, el siguiente literal:

"D) Los servicios vinculados con la salud de los seres humanos".

Artículo 556.- Interprétase que la exoneración a que refiere el artículo 55 del Título 10 del Texto Ordenado 1996, comprende a las primas destinadas a financiar la adquisición de la renta vitalicia previsional establecida en los artículos 54 a 56 de la Ley N° 16.713, de 3 de setiembre de 1995.

Artículo 557.- Agrégase al artículo 21 del Título 4 del Texto Ordenado 1996, el siguiente inciso:

"Facúltase al Poder Ejecutivo a establecer procedimientos para la determinación de las rentas de fuente uruguaya en los casos de rentas provenientes parcialmente de actividades desarrolladas, bienes situados o derechos utilizados económicamente dentro del país, que no estén previstas en los incisos que anteceden".

Artículo 558.- Sustitúyese el Título 6 del Texto Ordenado 1996, por el siguiente:

"TITULO 6

Impuesto a los Ingresos de las Entidades Aseguradoras

ARTICULO 1°. Estructura.- Créase un impuesto que recaerá sobre los ingresos brutos percibidos por las entidades públicas o privadas que desarrollen actividad aseguradora.

ARTICULO 2°. Hecho generador.- Constituye hecho generador del impuesto la percepción de ingresos brutos derivados de la contratación, renovación, prórroga o ampliación de seguros o reaseguros que cubran riesgos radicados en el país o que refieran a personas residentes en el país.

ARTICULO 3°. Sujetos pasivos.- Son contribuyentes de este impuesto el Banco de Seguros del Estado y las demás entidades aseguradoras, sus agencias, sucursales o establecimientos.

Son responsables de este impuesto quienes intervengan en operaciones gravadas con entidades aseguradoras que no estén autorizadas o habilitadas a operar en el país.

ARTICULO 4°. Territorialidad.- Para la determinación de la radicación del riesgo se considerará a los vehículos de transporte aéreos o marítimos situados en el país de su matrícula, a las mercaderías en el puerto de embarque y a las personas en su lugar de residencia habitual.

ARTICULO 5°. Monto imponible.- Constituye ingreso bruto la contraprestación correspondiente a los servicios de cobertura, con excepción del Impuesto al Valor Agregado y del impuesto creado por el artículo 11° de la Ley N° 12.072, de 4 de diciembre de 1953.

En caso de vehículos de transporte aéreo o marítimo, se tomará como monto imponible el 10% (diez por ciento) de la cantidad establecida en el inciso anterior.

En el caso de reaseguros, el monto imponible será de hasta el 40% (cuarenta por ciento) de la cantidad establecida en el inciso primero.

ARTICULO 6°. Tasas.- Para los Seguros o Reaseguros Generales, entendiendo por tales los que cubren los riesgos de pérdida o daño en las cosas o en el patrimonio, las tasas del impuesto serán:

a) Incendio, de hasta el 15% (quince por ciento).

b) Vehículos automotores o remolcados, de hasta el 7,5% (siete con cinco por ciento) en los años 2001 y 2002 y de hasta el 10% (diez por ciento) desde el 1° de enero de 2003.

c) Robo y riesgos similares, de hasta el 5% (cinco por ciento).

d) Responsabilidad civil, de hasta el 5% (cinco por ciento).

e) Caución, de hasta el 5% (cinco por ciento).

f) Transporte, de hasta el 5% (cinco por ciento).

g) Marítimos, de hasta el 2% (dos por ciento).

h) Otros, de hasta el 5% (cinco por ciento).

Para los Seguros o Reaseguros de Vida, entendiendo por tales los que aseguran los riesgos de las personas, garantizando un capital, una póliza saldada o una renta, para el asegurado o sus beneficiarios, dentro o al término de un plazo, las tasas del impuesto serán:

a) Vida, de hasta el 0,5% (cero con cinco por ciento).

b) Otros, de hasta el 0,5% (cero con cinco por ciento).

Cuando la entidad aseguradora no estuviera autorizada o habilitada para desarrollar actividad aseguradora en el país, las alícuotas aplicables podrán incrementarse hasta en un 40% (cuarenta por ciento). Dicho incremento no será aplicable a los seguros a que refiere el último inciso del artículo 2° de la Ley N° 16.426, de 14 de octubre de 1993, con la interpretación dada por la Ley N° 16.851 de 15 de julio de 1997.

ARTICULO 7°. Exoneraciones.- Se exceptúan de este impuesto las operaciones de seguros o reaseguros agrícolas, accidentes de trabajado y enfermedades profesionales y seguros de créditos a la exportación.

Las empresas aseguradoras que realicen operaciones incluidas en la Ley N° 16.713, de 3 de setiembre de 1995, estarán exoneradas de este impuesto por el cobro de las primas del seguro de invalidez y fallecimiento contratado según el artículo 57 de dicha norma.

Interprétase que la exoneración dispuesta en el inciso anterior comprende a las primas destinadas a financiar la adquisición de la renta vitalicia previsional establecida en los artículos 54 a 56 de la ley citada.

Los ingresos derivados de operaciones de reaseguros activas realizadas por entidades aseguradoras autorizadas y habilitadas a operar en el país, se encuentran exonerados.

ARTICULO 8°. Afectaciones.- Del producido del impuesto que grava a las pólizas de incendio, se verterá en la Dirección Nacional de Bomberos un 20% (veinte por ciento) para la ampliación, funcionamiento y mantenimiento de sus servicios en toda la República y un 40% (cuarenta por ciento) para la compra de vehículos equipados para la lucha contra el fuego y salvamento, de material y de equipamiento de seguridad apropiados para la función.

ARTICULO 9°. Transitorio.- El Banco de Seguros del Estado tendrá una reducción del 66% (sesenta y seis por ciento) de las alícuotas que se fijen de acuerdo a lo dispuesto por el artículo 6° en el año 2001 y del 33% (treinta y tres por ciento) en el año 2002.

En el caso del riesgo de incendio, los citados porcentajes de abatimiento se aplicarán sobre el porcentaje que exceda la alícuota del 10% (diez por ciento).

ARTICULO 10. Derogaciones.- Quedan derogadas para el tributo de este Título todas las exoneraciones genéricas de impuestos".

Artículo 559.- Exonérase del impuesto creado por el artículo 11 de la Ley N° 12.072, de 4 de diciembre de 1953, a los seguros de invalidez y fallecimiento contratados en virtud de lo dispuesto por el artículo 57 de la Ley N° 16.713, de 3 de setiembre de 1995. Esta exoneración comprende a las primas destinadas a financiar la adquisición de la renta vitalicia previsional establecida en los artículos 54 a 56 de esta última norma.

Artículo 560.- Sustitúyese el inciso quinto del artículo 9° del Título 10 del Texto Ordenado 1996, por el siguiente:

"En los casos de exportaciones podrá deducirse el impuesto correspondiente a los bienes y servicios que integren directa o indirectamente el costo del producto exportado; si por este concepto resultare un crédito a favor del exportador, éste será devuelto o imputado al pago de otros impuestos o aportes previsionales, en la forma que determine el Poder Ejecutivo, el que queda facultado para adoptar otros procedimientos para el cómputo de dicho crédito".

Artículo 561.- Agrégase al artículo 18 del Título 10 del Texto Ordenado 1996 el siguiente literal:

"E) Venta de paquetes turísticos locales organizados por agencias o mayoristas, locales o del exterior. El Poder Ejecutivo definirá qué se entiende por paquetes turísticos".

Artículo 562.- Agréganse al artículo 8° del Título 11 del Texto Ordenado 1996 los siguientes incisos:

"Sin perjuicio de lo dispuesto en los incisos anteriores, facúltase al Poder Ejecutivo a establecer el monto sujeto a impuesto mediante una base específica por unidad física enajenada o importada.

Si por aplicación de la citada base específica, el monto imponible fuese inferior al determinado en virtud de los criterios ad-valorem a que refiere el inciso primero, el Poder Ejecutivo podrá establecer una base imponible complementaria por dicha diferencia".

Artículo 563.- Sustitúyese el numeral 11) del artículo 1° del Título 11 del Texto Ordenado 1996, por el siguiente:

"11) Vehículos automotores, motos, motonetas, bicimotos y toda otra clase de automotores, excepto aquellos que habitualmente se utilicen en tareas agrícolas:

- Con motor diesel de pasajeros 60% (sesenta por ciento).

- Con motor diesel utilitario 35% (treinta y cinco por ciento).

- Restantes automotores de pasajeros 40% (cuarenta por ciento).

- Restantes automotores utilitarios 10% (diez por ciento).

Queda gravada asimismo, la transformación de vehículos en cuanto de dicha transformación resulte un incremento de su valor liquidándose, en este caso, el impuesto sobre el incremento de su valor.

Quedarán exentos del impuesto los hechos imponibles referidos a ambulancias. Asimismo quedarán exentos los vehículos adquiridos por diplomáticos extranjeros; en estos casos el impuesto se aplicará en ocasión de la primera enajenación posterior.

Facúltase al Poder Ejecutivo a fijar tasas diferenciales para los distintos tipos de vehículos gravados.

Facúltase al Poder Ejecutivo a fijar tasas diferenciales para los distintos tipos de vehículos, así como a determinar las características que distingue los utilitarios de los de pasajeros".

La presente modificación rige desde el 1° de marzo de 2001.

Artículo 564.- Agrégase al artículo 1° del titulo 11 del Texto Ordenado 1996, el siguiente numeral:

16) Motores diesel no incorporados a los vehículos a que refiere el numeral 11) de este artículo: hasta el 60% (sesenta por ciento).

No estarán gravadas las importaciones de dichos motores, cuando sean realizadas por las empresas armadoras para su incorporación a los vehículos automotores nuevos que enajenen localmente o exporten.

El Poder Ejecutivo podrá fijar tasas diferenciales en función de las características técnicas o del destino de los motores gravados.

El costo de adquisición de los motores que hayan tributado el Impuesto Específico Interno en virtud de lo dispuesto por este numeral no será incluido en la determinación de la base imponible correspondiente a la transformación de vehículos, a que refiere el inciso 3° del numeral 11) de este artículo.

Artículo 565.- El Impuesto Específico Interno (IMESI) correspondiente a la primera enajenación a cualquier título de los combustibles a que refiere el presente artículo, se determinará en base a un monto fijo por unidad física enajenada o afectada al uso del fabricante o importador.

Fíjanse los siguientes impuestos por litro y sus correspondientes afectaciones:

Combustible	Impuesto por litro $	MTOP $	Rentas Grales. $	Intendencias del Interior $	Fondo Inversiones MTOP $
Nafta					
Ecosupra	9,295	2,495	4,928	0,312	1,560
Nafta supra	8,930	2,397	4,735	0,300	1,498
Nafta común	7,525	2,181	4,144	0,273	0,927
Queroseno	1,641	0,448	1,193	___	___
Gas oil	1,663	___.	1,378	0,285	___

Los impuestos por litro a que refiere el inciso primero corresponden a valores al 31 de agosto de 2000. El Poder Ejecutivo actualizará dichos valores en función de la variación que experimente el Indice de Precios al Consumo a partir de la referida fecha conforme a los plazos de adecuación establecidos en los artículos 1° y 2° de la Ley N° 16.903, de 31 de diciembre de 1997.

Derógase para los bienes citados en el presente artículo el sistema de determinación de alícuotas establecido en el numeral 1) del artículo 14 del Título 11 del Texto Ordenado 1996.

Artículo 566.- Agrégase al artículo 6° del Título 4 del Texto Ordenado 1996, el siguiente literal:

"F) Los fondos de inversión cerrados de crédito".

Artículo 567.- Inclúyese en la nómina de contribuyentes del Impuesto a los Activos de las Empresas Bancarias (IMABA), a los fondos de inversión cerrados de crédito.

No estarán comprendidos en lo dispuesto en el inciso anterior, aquellos fondos cuyos créditos se originen exclusivamente en deudores no residentes.

Artículo 568.- Modifícase el artículo 2° del Título 15 del Texto Ordenado 1996, por el siguiente:

"ARTICULO 2°.- Las empresas cuya actividad habitual y principal sea administrar créditos interviniendo en las ventas de bienes y prestaciones de servicios realizados por terceros, o la de realizar préstamos en dinero, cualquiera sea la modalidad utilizada a tal fin, serán contribuyentes de este impuesto. Se extenderán a dichas empresas todas las referencias contenidas en el Título 14 de este Texto Ordenado relativas a Bancos y Casas Financieras.

No estarán comprendidas en las disposiciones de este artículo las asociaciones y las cooperativas de cualquier naturaleza, con excepción de las de ahorro y crédito comprendidas en el artículo 28 del Decreto-Ley N° 15.322, de 17 de setiembre de 1982 y aquellas cuyo monto total de monto administrado supera las UR 150.000 (unidades reajustables ciento cincuenta mil). El impuesto será de cargo de las empresas sujetos pasivos del mismo, no pudiendo ser trasladado a los usuarios".

Artículo 569.- Sustitúyese el literal B) del inciso primero del artículo 1° del Título 14 del Texto Ordenado 1996, por el siguiente:

"B) Los sujetos pasivos del Impuesto a las Rentas de la Industria y Comercio (IRIC), comprendidos en los literales A), B), E) y F) del artículo 6° del Título 4 de este Texto Ordenado, con excepción de los incluidos en el literal E) del artículo 33 del mismo Título".

Artículo 570.- Agrégase al artículo 6° del Título 10 del Texto Ordenado 1996, el siguiente literal:

"I) Los fondos de inversión cerrados de crédito".

Artículo 571.- Los servicios financieros prestados por los fondos cerrados de crédito tendrán, en relación al Impuesto al Valor Agregado (IVA), el siguiente tratamiento:

A) Cuando los créditos objeto de cesión incluyan en su valor nominal servicios financieros no devengados a efectos del tributo, tales servicios prestados por el Fondo con posterioridad a la cesión, estarán gravados por el IVA si se encontrasen gravados antes de dicha cesión.

   Si además se verificase la existencia de una diferencia entre el valor actualizado del crédito transferido, determinado de acuerdo a las condiciones originales del contrato objeto de cesión, y el precio acordado por el Fondo, el servicio prestado por este último al cedente, originado en la ventaja o provecho derivados de dicha diferencia, sólo estará gravado por el IVA cuando los cedentes sean personas físicas no contribuyentes de los Impuestos a las Rentas de la Industria y Comercio (IRIC), a las Rentas Agropecuarias (IRA) o a la Enajenación de Bienes Agropecuarios (IMEBA).

B) Cuando los créditos objeto de cesión documenten operaciones ya devengadas a efectos del tributo al momento de la transferencia, el servicio que el Fondo preste al cedente derivado de la diferencia entre el valor nominal del crédito cedido y el precio de la cesión tendrá a efectos del IVA, el mismo tratamiento que el establecido en el último inciso del apartado anterior.

Artículo 572.- Facúltase al Poder Ejecutivo a dejar sin efecto el régimen de detracciones establecido por el Decreto-Ley Nº 15.360, de 24 de diciembre de 1982.

Artículo 573.- Facúltase a exonerar del pago del Impuesto al Valor Agregado (IVA) a los productores agropecuarios que utilicen campos de recría autogestionados.

Artículo 574.- Facúltase a exonerar del Impuesto al Valor Agregado (IVA) a la asistencia técnica, a grupos de productores que no superen individualmente la superficie de 650 hectáreas CONEAT 100.

Estos grupos deberán justificar que su propósito tiene fines de superación tecnológica y productiva.

Artículo 575.- Créase un impuesto que gravará con una alícuota de hasta el 10% (diez por ciento) las cesiones o permutas de los derechos sobre la prestación de la actividad de un deportista realizadas por las instituciones a que hace referencia el artículo 2° del Decreto-Ley Nº 14.996, de 26 de marzo de 1980, a personas jurídicas del exterior, independientemente del lugar de celebración del contrato, domicilio, residencia o nacionalidad.

Desígnase como agentes de retención y de percepción a las personas jurídicas que intervengan en este acto de intermediación, gestión o representación.

El producido del tributo se destinará en un 50% (cincuenta por ciento) al Ministerio de Deporte y Juventud para la promoción de actividades deportivas, especialmente en las etapas de la niñez y la juventud, y un 50% (cincuenta por ciento) al Fondo Nacional de lucha contra el SIDA.

El Poder Ejecutivo reglamentará la presente disposición en un plazo que no excederá de noventa días.

Artículo 576.- Sustitúyese el inciso segundo del artículo 4° del Título 11 del Texto Ordenado 1996 por el siguiente:

"En el caso de automóviles adquiridos o importados para ser arrendados por las empresas cuya actividad consiste en el arrendamiento de automóviles sin chofer que estén autorizadas por el Ministerio de Turismo, se aplicará lo dispuesto en el inciso anterior, siempre que el vehículo tenga una cilindrada superior a los 2000 centímetros cúbicos. Esta exoneración regirá cuando así lo disponga el Poder Ejecutivo. Si la cilindrada es igual o inferior a los 2000 centímetros cúbicos, el impuesto deberá abonarse en ocasión de la adquisición o importación del vehículo. En el caso de automóviles adquiridos o importados para remises, el impuesto deberá abonarse en ocasión de la primera transferencia que se realice durante el transcurso de los cinco años contados desde la adquisición o importación del vehículo".

Artículo 577.- Facúltase al Poder Ejecutivo a gravar con el Impuesto al Valor Agregado a la tasa básica los servicios postales que presta la la Administración Nacional de Correos de acuerdo a lo dispuesto en el artículo 2° de su Carta Orgánica.

Artículo 578.- Los contribuyentes del Impuesto a las Rentas de la Industria y el Comercio (IRIC) y del Impuesto a las Rentas Agropecuarias (IRA) podrán deducir los gastos directa y exclusivamente afectados a actividades, bienes o derechos que originen rentas gravadas.

El monto deducible de los gastos no financieros afectados en forma parcial a la obtención de rentas gravadas se obtendrá aplicando un coeficiente técnicamente aceptable sobre los mismos, que surja de la operativa real de la empresa. Una vez definido el criterio, el mismo no podrá ser alterado por el contribuyente sin autorización expresa o tácita de la Administración. Se entenderá por autorización tácita el transcurso de 90 (noventa) días de presentada la solicitud sin adoptarse resolución.

Los gastos financieros no podrán deducirse en forma directa. El monto de los citados gastos deducibles, se obtendrá aplicando al total de las diferencias de cambio e intereses perdidos admitidos de acuerdo al literal Ñ del artículo 13 del Título 4 del Texto Ordenado 1996, el coeficiente que surge del promedio de los activos que generan rentas gravadas sobre el promedio del total de activo valuados según normas fiscales.

Al solo efecto del cálculo de este coeficiente los saldos a cobrar por exportaciones a deudores del exterior, se considerarán activos generadores de rentas gravadas, siempre que las rentas derivadas de las operaciones de exportación que den origen a dichos créditos constituyan asimismo rentas gravadas.

Artículo 579.- Agrégase al artículo 18 del Título 10 del Texto Ordenado 1996, el siguiente literal:

"F) El suministro de energía eléctrica a las Intendencias Municipales con destino al alumbrado público".

Artículo 580.- Créase un impuesto denominado "de Control del Sistema Financiero" que gravará a los contribuyentes comprendidos en el Título 15 del Texto Ordenado de 1996.

La tasa del impuesto será de hasta 0,18% (cero con dieciocho por ciento) anual, calculada sobre el total del monto de los créditos de los sujetos pasivos, computables para la liquidación del IMABA, según lo establece el Título 15 del Texto Ordenado de 1996, valuados según las normas del Banco Central.

Los importes generados y pagados en cada ejercicio podrán ser deducidos del monto devengado en el mismo período por concepto del Impuesto a las Renta de Industria y Comercio.

Este impuesto no regirá para las operaciones de crédito hipotecario con destino a la vivienda concedidas antes de la vigencia de esta ley.

Quedan excluidas las colocaciones realizadas por los sujetos pasivos en otro sujeto pasivos.

El impuesto se liquidará y recaudará en la forma y condiciones que determine el Poder Ejecutivo.

Artículo 581.- Declárase que la inmunidad impositiva establecida por el artículo 463 de la Ley N° 16.226, de 29 de octubre de 1991, no tendrá aplicación cuando la misma implique un trato discriminatorio para los bienes de producción nacional ofrecidos en plaza con respecto a los importados.

Consecuentemente la inmunidad impositiva no comprenderá la importación como hecho generador en el Impuesto Aduanero Unico y Recargos a la Importación, Impuesto al Valor Agregado (IVA) e Impuesto Específico Interno (IMESI) en su caso.

Exceptúase a los Gobiernos Departamentales de su inclusión en el Régimen establecido en los incisos anteriores.

La base imponible para el IVA en la importación estará constituida por el valor normal de aduanas más el arancel.

Lo dispuesto en los incisos precedentes es aplicable, asimismo, en los supuestos en lo que el órgano estatal gravado es a la vez el titular de la potestad tributaria (autoimposición).

Artículo 582.- Facúltase al Poder Ejecutivo a exonerar las rentas provenientes de actividades lucrativas, desarrolladas en el extranjero por personas físicas o jurídicas del exterior, con mercaderías de procedencia extranjera que se movilicen en tránsito aduanero por el territorio nacional.

Artículo 583.- Sustitúyese el literal A) del artículo 23 de la Ley N° 16.697, de 25 de abril de 1995, en la redacción dada por el artículo 1° de la Ley N° 16.904, de 31 de diciembre de 1997 por el siguiente:

"A) 0% (cero por ciento) hasta el monto imponible equivalente a tres salarios mínimos nacionales mensuales. Este porcentaje ascenderá al 1% (uno por ciento) cuando sea de aplicación la afectación establecida por el inciso primero del artículo 501 de la Ley N° 16.320, de 1° de noviembre de 1992, con la interpretación dada por el artículo 5° de la Ley N° 17.139, de 6 de junio de 1999".

Artículo 584.- Facúltase al Poder Ejecutivo a disminuir hasta su derogación el Impuesto al Patrimonio para los titulares de explotaciones agropecuarias para el ejercicio 2003, siempre que las disponibilidades del Tesoro Nacional lo permitan.

Artículo 585.- Reimplántese la tasa consular derogada por el artículo 473 de la Ley Nº 16.226, de 29 de octubre de 1991.

El Poder Ejecutivo queda facultado para establecer la fecha a partir de la que será exigible fijar su monto y las exoneraciones.

Artículo 586.- El Poder Ejecutivo podrá disminuir las tasas del ICOME y las contribuciones especiales a la seguridad social de las empresas públicas, exclusivamente si da cumplimiento con las metas de déficit a que hace referencia el artículo 621 de la presente ley.

(*) Texto corregido por Decreto 170/001

Artículo 587.- Créase un impuesto que gravará las retribuciones y prestaciones nominales, en efectivo o en especie, derivadas de servicios personales prestados al Estado, Gobiernos Departamentales, Entes Autónomos, Servicios Descentralizados y demás personas públicas estatales o no estatales, cualquiera que sea la naturaleza jurídica de la relación.

Serán contribuyentes las personas que perciban las retribuciones y las prestaciones mencionadas en el inciso anterior, siempre que las mismas superen los veintinueve salarios mínimos nacionales mensuales. Serán sujetos pasivos en calidad de responsables los empleadores indicados en el inciso precedente.

El impuesto se liquidará mensualmente y la tasa aplicable será del 3% (tres por ciento).-

Artículo 588.- Sustitúyese el literal C) del inciso 1° del artículo 18 del Título 10 del Texto Ordenado de 1996 por el siguiente:

"C) Los servicios prestados por hoteles relacionados con hospedaje, con excepción de lo dispuesto en cuanto corresponde en la letra N) del numeral 2) del Inciso I del artículo 19 del Título 10 del Texto Ordenado de 1996. El Poder Ejecutivo determinará cuáles son los servicios comprendidos".

Artículo 589.- Agrégase al numeral 2) del inciso 1° del artículo 19 del Título 10 del Texto Ordenado de 1996 el siguiente literal:

"N) Los servicios prestados por hoteles fuera de alta temporada. Esta exoneración regirá cuando así lo disponga el Poder Ejecutivo quedando facultado además para fijar la forma, plazo y condiciones, así como la aplicación por zonas geográficas en que se podrá ejercer la presente exoneración".

ACTIVIDAD COMERCIAL EN LA

VIA PUBLICA

Artículo 590 (Alcance subjetivo).- Los titulares de empresas unipersonales de reducida dimensión económica que desarrollen actividad comercial en la vía pública y en espacios públicos, tanto ambulantes como estables, podrán optar por pagar en sustitución de las contribuciones especiales de seguridad social generadas por su propia actividad, y de todos los impuestos nacionales vigentes, excluidos los que gravan la importación, un único tributo.

Estarán comprendidos en la definición del inciso anterior, exclusivamente aquellos contribuyentes que cumplan con la totalidad de las siguientes condiciones:

A) Ocupen como máximo cuatro personas, incluyendo al titular de la empresa unipersonal.

B) Los ingresos derivados de su actividad comercial no superen en el ejercicio el límite establecido en el literal E) del artículo 33 del Título 4 del Texto Ordenado 1996.

C) Realicen sus ventas de bienes y prestaciones de servicios al contado, sin la utilización de tarjetas de crédito, órdenes de compras o similares, ni el otorgamiento de financiación propia.

D) No exploten más de un puesto simultáneamente.

Artículo 591 (Exclusión).- Carecerán del ejercicio de la opción prevista en el artículo precedente, quienes no cumplan con alguno de los extremos establecidos en el inciso segundo del mismo artículo.

Artículo 592 (Obligación tributaria unificada).- El monto del tributo único resultará de calcular sobre un sueldo ficto equivalente a un salario mínimo nacional, las tasas aplicables por concepto de contribuciones de seguridad social e impuestos recaudados por el Banco de Previsión Social (BPS) vigentes, con exclusión del denominado complemento de cuota mutual.

El tributo único no incluye las contribuciones de seguridad social e impuestos aplicables sobre las remuneraciones de los dependientes, las cuales se regularán por las normas existentes a la vigencia de la presente ley.

Artículo 593 (Recaudación y afectación del tributo).- El tributo será recaudado por el Banco de Previsión Social (BPS), quien dispondrá los aspectos referidos a la forma de liquidación, declaración y percepción del mismo en un plazo de treinta días a partir de la vigencia de la presente ley.

La totalidad del producido respectivo estará destinada al pago de contribuciones de seguridad social e impuesto a las retribuciones recaudados por el BPS, y referidos a la actividad del empresario titular.

Artículo 594 (Asignación computable).- Para los afiliados optantes conforme al artículo 590, la respectiva asignación computable será equivalente al sueldo ficto establecido en el artículo 592 precedente.

Artículo 595 (Prestaciones).- Los afiliados optantes conservarán la totalidad de derechos emergentes de su inclusión y afiliación al sistema de seguridad social, con excepción de la asistencia médica de los seguros de enfermedad.

No obstante lo anterior, los citados tendrán opción para acceder al referido beneficio, en cuyo caso deberán abonar el complemento por cuota mutual respectivo.

Artículo 596 (Opciones).- El Poder Ejecutivo reglamentará todo lo referido al ejercicio de las opciones establecidas en los artículos 590 y 595 de la presente ley

Artículo 597 (Régimen de contralor).- Los contribuyentes que desarrollen actividad comercial en la vía pública y en espacios públicos, deberán exhibir en el lugar donde desarrollan su actividad, y a solicitud de los organismos fiscalizadores competentes, la siguiente documentación:

A) Justificativo de inscripción ante la Dirección General Impositiva (DGI) y el Banco de Previsión Social (BPS), ubicado en lugar visible al público.

B) Ultimo recibo de pago de los tributos que graven su actividad.

C) Documentación respaldante de las existencias de mercadería.

D) Lo dispuesto en el artículo precedente será de aplicación en todos los casos, con o sin ejercicio de la opción prevista por el artículo 590 de la presente ley.

Artículo 598 (Sanciones).- Ante el incumplimiento de alguno de los extremos establecidos en el artículo anterior, y sin perjuicio de las sanciones por infracciones tributarias que correspondan, establécese que la Dirección General Impositiva (DGI) o el Banco de Previsión Social (BPS), podrán disponer la incautación de las mercaderías en existencia, quedando en tales casos dicha mercadería en depósito y bajo la responsabilidad del servicio que dispuso la medida.

De procederse a lo expuesto, los funcionarios actuantes deberán labrar un acta dando cuenta a la autoridad administrativa.

Si en un plazo de quince días, el contribuyente acreditase que al momento de la incautación se encontraba al día con sus obligaciones y poseía la documentación requerida, podrá disponerse la respectiva devolución, siendo en tal caso de cargo del contribuyente los gastos causados por el procedimiento. No cumpliéndose en plazo con lo referido precedentemente, la Administración respectiva podrá disponer la venta en remate público de la mercadería incautada y el depósito de la suma resultante, deducidos los gastos causados, en la cuenta Tesoro Nacional, a la orden del Instituto Nacional del Menor (INAME).

Artículo 599 (Otorgamiento y renovación de permisos).- Las Intendencias Municipales deberán exigir la documentación a que refieren los literales A) y B) del artículo 574, al momento de otorgar o renovar todo tipo de permisos referidos al ejercicio de las actividades referidas en la presente ley.

(*) Texto corregido por Decreto 170/001

Artículo 600 (Obstaculización al ejercicio de las funciones fiscalizadoras).- Cuando en el curso de las actuaciones de contralor a que refiere la presente ley, se verificasen actos colectivos tendientes a obstaculizar el ejercicio de las funciones fiscalizadoras, se configurará respecto a los responsables de los mismos, el ilícito previsto en el artículo 111 del Código Tributario.

Artículo 601 (Plazo de adecuación).- Otórgase un plazo de noventa días, a partir de la promulgación de la presente ley, para que los sujetos comprendidos en la misma regularicen su situación tributaria.

CAPITULO II

ENDEUDAMIENTO DEL SECTOR PUBLICO

Artículo 602.- El circulante de Bonos del Tesoro y Letras de Tesorería se regirá por los siguientes valores máximos:

a) partir del 1° de enero de 2001 será de U$S 5.100:000.000 (cinco mil cien millones de dólares de los Estados Unidos de América).

b) a partir del ejercicio 2001 inclusive el límite referido se incrementará en cada ejercicio con la adición acumulada del monto de déficit autorizado.

Artículo 603.- En ocasión de la rendición de cuentas anual, el Poder Ejecutivo incluirá un estado sobre la utilización del tope vigente.

Artículo 604.- Autorízase al Poder Ejecutivo a emitir y mantener un tope máximo de Letras de Tesorería de US$ 1.250.000.000,00 (un mil doscientos cincuenta millones de dólares de los Estados Unidos de América), o su equivalente en otras monedas, durante todo el período de vigencia de la presente ley.

Artículo 605.- En cualquier ejercicio financiero, con excepción del correspondiente al 1° de enero de 2004 al 31 de diciembre de 2004, el Poder Ejecutivo podrá sobrepasar el tope fijado como máximo en el 30% (treinta por ciento) de la diferencia entre el tope del ejercicio financiero siguiente y el vigente para el ejercicio considerado. Esta situación extraordinaria se comunicará a la Asamblea General y no alterará el tope en los ejercicios siguientes.

Artículo 606.- El tope de deuda a partir del 1° de enero de 2005 y hasta la aprobación de una nueva ley de endeudamiento, será el vigente al 31 de diciembre de 2004, incrementado en US$ 500.000.000,00 (quinientos millones de dólares de los Estados Unidos de América).

Artículo 607.- (Procedimiento de gestión y acceso al crédito de fuentes externas).- Compete exclusivamente al Poder Ejecutivo, en acuerdo con el Ministerio de Economía y Finanzas y el Ministro del ramo en su caso, autorizar todo planteo oficial tendiente a la obtención de préstamos de organismos internacionales, instituciones o gobiernos extranjeros, en los que la República deba asumir la responsabilidad directa del prestatario o las obligaciones del garante, al suscribir los convenios respectivos. La reglamentación establecerá el mecanismo para lograr la autorización para la gestión y el acceso al endeudamiento.

Artículo 608.- (Valuación).- A todos los efectos de la presente ley los pasivos en moneda extranjera distinta al dólar americano, serán valorados a la cotización del 31 de diciembre de 2000 o a la del momento de su contratación si éste fuere posterior.

Artículo 609.- Sustitúyese el artículo 4° del Decreto-Ley N° 14.268, de 20 de setiembre de 1974, por el siguiente:

"ARTICULO 4°.- El producido de la colocación de los Bonos del Tesoro y otros instrumentos de deuda pública similares, será puesto a la orden del Ministerio de Economía y Finanzas en la cuenta abierta a tal fin en el Banco Central del Uruguay (BCU).

El Ministerio de Economía y Finanzas elegirá la moneda en la cual mantiene sus cuentas en el BCU".

Artículo 610.- Sustitúyese el artículo 5° del Decreto-Ley N° 14.268, de 20 de setiembre de 1974, por el siguiente:

"ARTICULO 5°.- Los servicios de interés y rescate de los Bonos del Tesoro y otros instrumentos de deuda pública similares, se realizarán a través del Banco Central del Uruguay (BCU) en su carácter de agente financiero del Estado. Las comisiones y gastos por todo concepto que demande la administración de los mismos, se atenderán igualmente por el BCU en el carácter expresado.

Los fondos necesarios para el cumplimiento de los servicios correspondientes, deberán estar a la orden del BCU, veinticuatro horas hábiles antes a su vencimiento".

CAPITULO III

PRECIOS Y TASAS PUBLICAS

Artículo 611.- Apruébanse, en el marco de la revisión prevista en los artículos 700 y siguientes de la Ley N° 16.736, de 5 de enero de 1996 y como una etapa de la misma, los precios y tasas que perciben las unidades ejecutoras de la Administración Central por concepto de trámites, servicios o similares, que se detallan a continuación por organismo recaudador:

Inciso 03 – Ministerio de Defensa Nacional

Unidad Ejecutora 004 – Comando General del Ejército

Servicio de Material y Armamento

Servicios	Importe	Categoría Jurídica
Guía de arma	0,6 UR/ guía	Tasa
Carné de recargador	2,5 UR/carné	Tasa
Permiso de importación de armas y municiones	2 UR/permiso	Tasa
Custodia del traslado interno de importación	2 UR/ día	Tasa
Depósito De armas	0,25 UR/100 Kg/mes	Tasa
Carné de Coleccionista	1 UR/ carné	Tasa
Habilitación Anual coleccionista	0,5 UR/habilit	Tasa
Habilitación de casas comerciales	3 UR/habilitac	Tasa

Inciso 05 – Ministerio de Economía y Finanzas

Unidad Ejecutora 009 – Dirección Nacional de Catastro

Servicios	Importe	Categoría Jurídica
Solicitud de deslinde	1 tasa catastral/parcela o unidad de prop. Horizontal	Tasa
Solicitud de fusión o reparcelamiento de inmuebles	2 tasas catastrales/padrón	Tasa
Solicitud de revisión de valor real	1 tasa catastral/padrón	Tasa
Tasación de obra correspondiente a declaraciones juradas art. 5° Ley N° 16.107	1 tasa catastral/tasación	Tasa
Declarac. Jurada de caracterización urbana	1 tasa catastral/declaración jurada	Tasa

Quedan exonerados del pago de las tasas antedichas, los organismos de la Administración Central y los correspondientes al *artículo 220 de la Constitución de la República, así como* los que correspondan a inmuebles con un valor catastral (anterior a la operación prevista) inferior a $ 50.000 (pesos uruguayos cincuenta mil).

Inciso 07 – Ministerio de Ganadería, Agricultura y Pesca

Unidad Ejecutora 003 – Dirección General de Recursos Naturales Renovables

División Forestal

Categoría

Servicios	Importe	Jurídica
Inspección de campo a solicitud de parte	7,5 UR/Inspección	Tasa
Estudio de proyecto o ampliación	3 UR/Proyecto o ampliación	Tasa
Procesamiento de Información técnica especial	0,7 UR/hora hombre	Precio
Certificados de exoneración	0,75 UR/certificado	Tasa
Datos estadísticos básicos	0,2 UR/ejemplar	Precio
Revista "Uruguay Forestal"	0,25 UR/ejemplar	Precio

Inciso 11 – Ministerio de Educación y Cultura

Servicios	Importe	Categoría Jurídica
Testimonio Acta estado civil	0,08 UR/testimonio	Tasa
Testimonio de Exped. matrim.	0,08 UR/testimonio	Tasa
Testimonio de transcripción Partida parroquial	0,08 UR/testimonio	Tasa
Testimonio de transcripción Partida consular	0,08 UR/testimonio	Tasa
Testimonio de inscripción de actos y hechos ocurridos en el extranjero	0,08 UR/testimonio	Tasa
Testimonio de inscripción de escritura de adopción	0,08 UR/testimonio	Tasa
Legalización de firma	0,08 UR/legalización	Tasa
Certificados de estado civil	0,05 UR/certificado	Tasa
Certificado negativo de Inscripción	0,15 UR/certificado	Tasa
Expediente matrimonio cuando el número de testigos no supere el mínimo legal	0,3 UR/expediente	Tasa
Testigos adicionales	0,75 UR/testigo	Tasa
Expediente matrimonial de matrimonio celebrado a domicilio	18,05 UR/expediente	Tasa
Libreta de matrimonio	0,25 UR/libreta	Tasa
Inscripción de primera copia de escritura de adopción	0,6 UR/inscripción	Tasa
Inscripción de actos y hechos del estado civil ocurridos en el extranjero	0,75 UR/inscripción	Tasa
Inscripción de la transcripción de partida parroquial	0,75 UR/inscripción	Tasa
Certificado de declaración testimonial relativo al estado civil de soltero	1,2 UR/certificado	Tasa
Transcripción supletoria de extranjero radicado en la República	1,25 UR/transcripción	Tasa

Quedan exonerados los expedientes de matrimonio "in extremis" o de personas impedidas de concurrir por razones de fuerza mayor.

CAPITULO IV

OTROS INGRESOS

Artículo 612.- Sin perjuicio de lo establecido en el inciso segundo del artículo 6° del Decreto-Ley N° 14.235, de 25 de julio de 1974, en la redacción dada por el presente artículo, se autoriza a la Administración Nacional de Telecomunicaciones (ANTEL) a constituir una sociedad anónima por acciones, cuyo objeto será la prestación del servicio de telefonía celular terrestre que actualmente presta por medio de ANCEL y cuyo patrimonio estará integrado por el activo afectado por ANTEL a dicho servicio, debidamente valuado.

Previa autorización del Poder Ejecutivo, conforme a la reglamentación que éste dictará en un plazo máximo de noventa días a partir de la promulgación de la presente ley, ANTEL podrá comercializar hasta el 40% (cuarenta por ciento) del paquete accionario de la sociedad referida en el inciso anterior, en subasta u oferta pública en el mercado de valores. El capital correspondiente a los inversores privados estará representado por acciones al portador.

La reglamentación del Poder Ejecutivo establecerá los términos y condiciones de dicha comercialización, la participación que ANTEL tendrá en la referida sociedad, que no podrá ser menor al 60% (sesenta por ciento) y la representación de la misma en los órganos de dirección y control interno, con representantes designados por el Poder Ejecutivo, a propuesta fundada del Directorio de ANTEL, aprobada por la unanimidad de sus integrantes.

La comercialización de acciones por un porcentaje superior al 40% (cuarenta por ciento), requerirá autorización del Poder Legislativo por ley dictada al efecto.

El producido de la comercialización de acciones referida precedentemente, se destinará:

A) Inversión en edificación escolar.

B) Fomento de la actividad productiva utilizando la autorización existente a disminuir los tributos que la gravan por igual cantidad a las economías de los servicios de la deuda pública, que será cancelada con parte de los fondos.

C) Inversión en Antel según disponga el Poder Ejecutivo.

Los funcionarios de ANTEL podrán optar por permanecer en la misma o solicitar su ingreso a la nueva empresa bajo un régimen de derecho privado. En este último caso, se estará a lo que resuelva el Directorio de ANTEL.

SECCION VIII

TELECOMUNICACIONES

Artículo 613.- Sustitúyense los artículos 3° a 6°, 8° a 10 y 12 del Decreto-Ley N° 14.235, de 25 de julio de 1974, con las modificaciones introducidas por el Decreto-Ley N° 15.671, de 8 de noviembre de 1984, y por la Ley N° 16.211, de 1° de octubre de 1991, por los siguientes:

"Competencia y Exclusividad

ARTICULO 3°.- Compete a la Administración Nacional de Telecomunicaciones (ANTEL) la realización de actos jurídicos y operaciones técnicas y materiales, la adquisición de derechos y obligaciones, así como la realización por sí o mediante la contratación con terceros, de la prestación de servicios y la realización de estudios técnicos y de obras, conducentes al cumplimiento de sus cometidos.

La prestación de los servicios previstos en el artículo 5° será cumplida directamente por ANTEL.

ARTICULO 4°.- Son cometidos de la Administración Nacional de Telecomunicaciones (ANTEL):

1) Prestar servicios de telecomunicaciones con el alcance dado por el artículo 12 de la Ley N° 16.211, de 1° de octubre de 1991. Cuando dicha prestación se realice fuera de fronteras se ajustará a lo dispuesto por la Ley N° 16.828, de 9 de mayo de 1997.

2) Previa autorización expresa del Poder Ejecutivo y por resolución unánime del Directorio, participar en sociedades o consorcios de capital público o privado, radicados en el país o en el exterior, que tengan por objeto la prestación de servicios de telecomunicaciones.

   Se exceptúa del objeto de las sociedades o consorcios mencionados precedentemente la prestación del servicio público de telefonía básica en el territorio de la República previsto en el artículo 5°.

3) Celebrar convenios con entidades extranjeras relativos a los servicios que presta, con comunicación al Poder Ejecutivo.

4) Otorgar autorizaciones precarias para conectar a su red de telecomunicaciones, equipos que no sean propiedad de ANTEL.

ARTICULO 5°.- La prestación del servicio público de telefonía básica será realizada, en exclusividad, por la Administración Nacional de Telecomunicaciones (ANTEL).

A estos efectos, se considera servicio público de telefonía básica la prestación a terceros de servicios de telefonía que reúnan los caracteres de fija, conmutada y referida al tráfico nacional, así como los servicios de telefonía fija que se prestan bajo la denominación comercial de 'Ruralcel'.

Declárase de interés general la universalización del servicio público de telefonía básica en el territorio de la República. ANTEL procurará la prestación en condiciones especialmente favorables de los servicios de telefonía básica que se consideren de utilidad social.

ARTICULO 6°.- Los estatutos de las sociedades a que refiere el numeral 2) del artículo 4° de la presente ley, asegurarán la representación de la Administración Nacional de Telecomunicaciones (ANTEL) en los órganos de dirección y control interno no inferiores a su participación en el respectivo capital.

Previa autorización del Poder Ejecutivo, ANTEL podrá constituir por sí dichas sociedades, mediante resolución unánime de su Directorio que tendrá el contenido y producirá los efectos previstos en el artículo 251 de la Ley N° 16.060, de 4 de setiembre de 1989. La emisión de acciones de estas sociedades en favor de terceros o su posterior venta a terceros por ANTEL se realizará, previa autorización expresa del Poder Ejecutivo, mediante procedimientos que aseguren la igualdad entre los interesados en su adquisición, tales como licitación, remate, negociación en bolsas de valores u otros similares.

Las sociedades previstas en este artículo deberán contar con auditorías independientes, de conformidad con la técnica usual de control establecida en las normas de auditoría generalmente aceptadas, practicadas por empresas especializadas de reconocido prestigio. Los informes de auditoría incluyendo los resultados económicos y de gestión, serán comunicados a ANTEL y por ésta al Poder Ejecutivo, que los pondrá anualmente en conocimiento de la Asamblea General.

ANTEL podrá contratar directamente con las sociedades en las que tenga participación mayoritaria".

"ARTICULO 8°.- La dirección y administración superiores de la Administración Nacional de Telecomunicaciones (ANTEL) serán ejercidas por un Directorio integrado por un Presidente, un Vicepresidente y un Director, que serán designados con esas calidades por el Poder Ejecutivo, conforme al artículo 187 de la Constitución de la República, de acuerdo con lo establecido en el artículo 28 de la Ley N° 17.243, de 29 de junio de 2000.

El Directorio podrá sesionar con la presencia de dos de sus miembros.

ARTICULO 9°.- Compete al Directorio designar, promover, trasladar y sancionar, por mayoría de sus integrantes, y destituir por unanimidad, a los funcionarios de su dependencia, respetando las normas y garantías estatutarias.

ARTICULO 10.- Los representantes de la Administración en los órganos de dirección y control de las sociedades a que refiere el numeral 2°) del artículo 4° y el artículo 6° de la presente ley serán designados por el Poder Ejecutivo, a propuesta fundada del Directorio de la Administración Nacional de Telecomunicaciones (ANTEL) adoptada por la unanimidad de sus miembros".

"ARTICULO 12.- Compete al Directorio la aprobación de las tarifas y precios de los servicios de la Administración Nacional de Telecomunicaciones (ANTEL) y de los intereses que devenguen y las multas y recargos por mora (Decreto-Ley N° 14.950, de 9 de noviembre de 1979). Las multas y recargos por mora no podrán ser superiores a los que resulten de la aplicación del artículo 94 del Código Tributario.

Exceptúanse de lo dispuesto en el inciso anterior las tarifas y precios del servicio público de telefonía básica, artículo 5°de la presente ley, sus intereses, multas y recargos, los que serán propuestos por el Directorio y aprobados por el Poder Ejecutivo. Las tarifas y precios de servicios suplementarios o derivados de la telefonía básica se rigen por el inciso primero del presente artículo.

Las tarifas se fijarán en función de las condiciones del mercado de las telecomunicaciones y de lo dispuesto en el inciso tercero del artículo 5° de la presente ley. Facúltase al Poder Ejecutivo a establecer la fecha de vigencia de este artículo."

La prestación comercial de servicios de telefonía de larga distancia internacional por terceros requerirá autorización del Poder Ejecutivo, que la concederá mediante procedimientos que aseguren la igualdad entre los interesados.

SECCION IX

DISPOSICIONES VARIAS

CAPITULO I

Artículo 614.- Deróganse todas las disposiciones que establecen monopolios de contratos de seguros en favor del Estado y ejercidos por el Banco de Seguros del Estado (BSE) que se mantienen vigentes hasta la fecha, con excepción de las relativas a los contratos de seguros por accidentes de trabajo y enfermedades profesionales a que refiere la Ley N° 16.074, de 10 de octubre de 1989.

Artículo 615.- Sustitúyese el inciso segundo del artículo 384 de la Ley N° 16.320, de 1° de noviembre de 1992, por el siguiente:

"Cuando se trate de demandas referidas al Poder Ejecutivo, en asuntos correspondientes a algún Ministerio, la citación, el emplazamiento y, en general, cualquier notificación que deba hacerse a domicilio, se practicará en la sede de la Dirección General de Secretaría del Ministerio respectivo".

Artículo 616.- Declárase aplicable a las personas públicas no estatales, lo dispuesto en los artículos 452 a 471 del Código General del Proceso (concurso civil), en cuanto no se opongan a las respectivas normas legales que las rigen.

Artículo 617.- Sustitúyese el artículo 710 de la Ley Nº 16.170, de 28 de diciembre de 1990, por el siguiente:

"ARTICULO 710.- Los curiales de los organismos públicos, cuando tengan la calidad de funcionarios de los mismos, sólo podrán cobrar honorarios en los casos en que el fallo judicial condene en costos a la contraparte del organismo que patrocinen y ésta no sea otro organismo público o persona de derecho público no estatal. La regulación de los honorarios se efectuará según los criterios que establezca la reglamentación.

En los casos en que los organismos públicos deban, directa o indirectamente, contratar profesionales para que en el ejercicio de su profesión liberal intervengan en litigios o gestiones similares, el contrato deberá ser aprobado exclusivamente por el ordenador primario, previa intervención del Tribunal de Cuentas, y la contratación no podrá recaer en funcionarios de esos organismos".

Artículo 618.- La importación de materiales y equipos adquiridos o a adquirirse por la Administración de Ferrocarriles del Estado (AFE) o por terceros en el marco del Acuerdo entre los Gobiernos de la Federación Rusa y de la República Oriental del Uruguay sobre cancelación de la deuda de la ex URSS, suscrito el 24 de octubre de 1997, estará exenta del pago de cualquier clase de gravámenes en general y en especial de cualquier clase de tributos aduaneros que graven a la importación o se apliquen en ocasión de la misma, del pago de recargos, incluso del mínimo que se estableciera, derechos y tasas consulares, así como también del Impuesto al Valor Agregado (IVA) aplicable.

Artículo 619.- Redúcense los créditos autorizados de inversión de los planillados anexos y los topes de inversión del articulado, de todos los Incisos presupuestales en un 5% (cinco por ciento) para el año 2001 y en un 9% (nueve por ciento) para el año 2002, en cada una de las fuentes de financiamiento.

Artículo 620.- No podrán contratarse becarios y pasantes sin previa autorización expresa del Poder Ejecutivo.

Los créditos asignados para tales contrataciones serán limitativos no pudiendo aumentarse por medio de transposiciones ni refuerzos.

En el crédito autorizado se consideran comprendidos el sueldo anual complementario y las cargas legales.

Artículo 621.- El Poder Ejecutivo reglamentará el régimen de contrato de beca y pasantía, en especial lo relativo a los perfiles apropiados de formación para la función, criterios de selección, de remuneración y ajuste, derechos y obligaciones y plazo.

Artículo 622.- Para la contratación de pasantes y becarios, se dará preferencia a los estudiantes universitarios o del Consejo de Educación Técnico-Profesional de la Administración Nacional de Educación Pública (ANEP) o del Centro de Capacitación y Producción (CECAP). La calidad de estudiante se acreditará con la certificación por parte de un instituto oficial, habilitado o autorizado, de haber aprobado por lo menos una materia en el año anterior a la suscripción del contrato de beca o pasantía.

La convocatoria se hará por llamado público, teniendo en cuenta para su elección la escolaridad mínima exigible y el grado de avance en la carrera. A igualdad de condiciones de los postulantes, la selección se realizará por sorteo ante escribano público.

Artículo 623.- La extensión máxima de los contratos de beca y pasantía que se otorguen en adelante será de doce meses incluida la licencia anual, prorrogables por hasta otro año más.

La remuneración para este tipo de contratos no superará los cuatro salarios mínimos nacionales por un régimen máximo de ocho horas diarias de labor. En caso de pactarse un régimen horario inferior, la remuneración se proporcionará al mismo.

Artículo 624.- Los becarios y pasantes sólo tendrán derecho a una licencia por hasta treinta días hábiles anuales por estudio, que se prorrateará al periodo de la beca y pasantía si fuera inferior al año, de licencia médica debidamente comprobada, de licencia maternal y de licencia anual. Será causal de rescisión del contrato haber incurrido en cinco o más faltas injustificadas por año.

Artículo 625.- El haber sido contratado bajo el régimen de beca y pasantía inhabilita a la persona a ser contratado bajo este régimen en la misma oficina o en cualquier otro órgano y organismo del Estado (Poder Ejecutivo, Poder Legislativo, Poder Judicial, Organos y Organismos de los artículos 220 y 221 de la Constitución de la República y Gobiernos Departamentales).

La unidad ejecutora contratante, previo a la suscripción del contrato, deberá consultar a la Oficina Nacional del Servicio Civil si el aspirante ha sido contratado en estas modalidades.

Toda extensión de la relación contractual que exceda lo dispuesto por esta norma, dará lugar a la responsabilidad patrimonial del jerarca de la unidad ejecutora que lo haya contratado y de quien, estando encargado en la Oficina Nacional del Servicio Civil de verificar la no reiteración de estos contratos, no informó tal circunstancia (artículo 25 de la Constitución de la República). El Poder Ejecutivo reglamentará el presente inciso en un plazo máximo de noventa días.

Artículo 626.- La Oficina Nacional del Servicio Civil deberá mantener un registro actualizado con la información de los contratos de beca y pasantía.

Los jerarcas de las unidades ejecutoras solicitarán, en forma previa a la suscripción del contrato, información respecto a si el postulante no fue contratado como pasante o becario.

Suscrito el contrato de beca y pasantía deberán comunicarlo en un plazo de diez días.

Dentro del plazo de treinta días a partir de la vigencia de la presente ley, los jerarcas deberán comunicar los contratos de beca y pasantía vigentes y suscritos con anterioridad.

Artículo 627.- Los becarios y pasantes, para cobrar sus haberes, deberán acreditar el haber inscripto su contrato en la Oficina Nacional del Servicio Civil, dentro de un plazo perentorio de ciento ochenta días a partir de la vigencia de la presente ley.

Artículo 628.- Agrégase al artículo 11 de la Ley N° 10.062, de 15 de octubre de 1941, el siguiente literal:

"LL) Establecer regímenes de refinanciación de adeudos generados por aportes, que aseguren convenientemente los servicios de amortización e interés y la actualización del monto adeudado".

Artículo 629.- Las sociedades anónimas podrán reemplazar los Libros de Actas de Asambleas y de Órganos de Administración y de Control previstos en el artículo 336 de la Ley N° 16.060, de 4 de setiembre de 1989, por otros medios técnicos disponibles, en la forma y con los requisitos de seguridad que establezca la reglamentación.

Artículo 630.- La Caja de Jubilaciones y Pensiones de Profesionales Universitarios podrá otorgar facilidades de pago para cancelar adeudos por obligaciones personales de carácter legal a cargo de sus afiliados, conforme a las previsiones de esta ley y de la reglamentación que se dicte por el Directorio de ese Instituto.

En dichas facilidades podrán incluirse las obligaciones vencidas o las que tengan vencimiento en el mes de entrada en vigencia de la presente ley.

El plazo para el pago de las obligaciones anteriormente citadas, no podrá ser superior a 72 cuotas consecutivas, mensuales e iguales, sin perjuicio de lo previsto en el artículo siguiente.

En casos excepcionales y por resolución fundada, el Directorio con el voto conforme de 2/3 de sus componentes podrá otorgar hasta 96 cuotas.

Las obligaciones impagas se actualizarán por el Indice Medio de Salarios hasta la fecha del último aumento de pasividades previo a la celebración del convenio de facilidades de pago. Esas obligaciones actualizadas serán incrementadas con la tasa de interés anual de la última emisión de Bonos Previsionales emitidos por el Banco Central del Uruguay a la fecha de promulgación de esta ley.

El monto resultante será pagadero en cuotas que se actualizarán en la misma oportunidad que las pasividades por el I.M.S. con igual interés al fijado para la determinación de la deuda.

El pago de la cuota del convenio respectivo deberá hacerse efectivo conjuntamente al de las obligaciones corrientes.

El monto de la cuota del convenio no podrá ser inferior al 40% (cuarenta por ciento) del monto de las obligaciones corrientes del afiliado al momento de suscribir el convenio.

La falta de pago de 3 cuotas consecutivas de la refinanciación obligaciones corrientes por el mismo lapso, determinará la caducidad de la refinanciación y será exigible la totalidad de lo adeudado originalmente con las multas y recargos previstos en el art. 94 del Código Tributario (Decreto-Ley N 14.106) sin necesidad de intimación o notificación de especie alguna.

Las cuotas abonadas se tomarán como pago a cuenta.

Por única vez podrá rehabilitarse el convenio incumplido, siempre que se salden, previamente, las cuotas vencidas a la fecha de rehabilitación, acrecidas con las multas y recargos originados por el atraso en el pago.

Artículo 631.- Las acciones judiciales que la Caja hubiera iniciado para el cobro de los adeudos a que se refiere esta ley contra los afiliados que se amparen en ella quedarán en suspenso mientras se cumpla regularmente con el convenio y las obligaciones corrientes, manteniéndose los embargos y medidas cautelares existentes.

Artículo 632.- Los afiliados que tengan convenios vigentes podrán optar entre mantenerlos o acogerse por las cuotas no vencidas al presente régimen en la forma, plazo y condiciones que establezca la reglamentación.

Los afiliados que refinancien sus adeudos de acuerdo con lo previsto en la presente ley, no podrán entrar en goce de ninguno de los beneficios que otorga la Caja sin que medie previamente la cancelación de la totalidad de las cuotas así como toda otra obligación para con la Caja.

Los profesionales dispondrán de un plazo de 90 (noventa) días a contar de la fecha de publicación de esta ley en el Diario Oficial para ampararse a las facilidades en ella previstas.

Quienes así lo hagan, deberán abonar en los plazos normales (Ley N° 12.997, de 27 de noviembre de 1961 y modificativas), las obligaciones de carácter legal no comprendidas en el artículo 1°.

Artículo 633.- Modifícase el texto del inciso final del artículo 144 del Texto Ordenado de la Ley N° 13.728, de 17 de diciembre de 1968, el que quedará redactado de la siguiente forma:

"ARTICULO 144.- La cooperativa dispondrá de un plazo de doce meses para hacer efectivo el pago del 50% (cincuenta por ciento) del reintegro al que el usuario tuviera derecho. El 50% (cincuenta por ciento) restante deberá hacerse efectivo en forma posterior a que sea designado el nuevo socio que los sustituya, pero no más tarde de tres años, contados a partir del vencimiento del plazo anterior".

Artículo 634.- Agrégase al artículo 122 del Texto Ordenado de la Ley Nº 13.728, de 17 de diciembre de 1968, el siguiente texto:

"Permítase, la representación del socio en cargos de la cooperativa, de carácter electivo, por integrantes del núcleo habitacional del socio, como representante de éste requiriéndose, que la propuesta sea formulada por el socio titular y que el delegado sea votado por la masa social en la forma que dispone el artículo 115, literal J) de la presente ley".

Artículo 635.- Los organismos del estado, en ocasión de proceder a la adquisición de elementos con destino a ser utilizados en señalización vial, refugios peatonales, y otros equipamientos similares, contemplarán la posibilidad de que los elementos solicitados estén confeccionados con madera de origen nacional.

Artículo 636.- El crédito de uso operativo es el contrato por el cual una persona física o jurídica se obliga frente al usuario a permitirle la utilización de un bien, por un plazo determinado y el usuario se obliga a pagar por esa utilización un precio en dinero abonable periódicamente.

El contrato deberá contemplar que al vencimiento del plazo pactado, el usuario cuente con alguna o todas las opciones que se expresan seguidamente:

a) Comprar el bien mediante el pago de un precio final.

b) Prorrogar el plazo del contrato por uno o más períodos determinados, sustituir el bien objeto del contrato por otro de análoga naturaleza, modificar el precio cuando corresponda, estipulando el nuevo precio fijado en el contrato;

c) Para el caso de que no se hubiera pactado una opción de compra, que finalizado el plazo del contrato o de sus prórrogas, el bien sea vendido por la empresa dadora en remate público y al mejor postor, correspondiendo al usuario el excedente que se obtuviera por sobre el precio final estipulado, y obligándose el usuario a abonar al dador la diferencia si el precio obtenido en el remate fuere menor.

Artículo 637.- Serán aplicables a los contratos de crédito de uso operativo definidos en el artículo precedente, que se otorguen a partir de la vigencia de la presente ley, las previsiones contenidas en la Ley Nº 16.072, de 9 de octubre de 1989, en la redacción dada por la Ley Nº 16.205, de 6 de setiembre de 1991 y artículos 20 a 24 de la Ley Nº 16.906, de 7 de enero de 1998, con excepción de los artículos 3º, 4º, 11, 12 numeral b), 13, 14 y los Capítulos VI (Normas Tributarias) y VII (Disposiciones Finales).

Artículo 638.- Declárase de interés nacional la expropiación, por parte del Gobierno Departamental correspondiente, del inmueble empadronado con Nº 6163 m/á (Solares 1, 2 y 3 del Plano de Heber Rebufello de agosto de 1962) de la 8ª. Sección Judicial del departamento de Canelones ubicado en la margen este del arroyo Solís Chico basado en razones de ubicación geográfica estratégica para el acceso de los ciudadanos y turistas en general a las costas de los referidos cursos de aguas.

CAPITULO II

GOBIERNOS DEPARTAMENTALES

Artículo 639.- El porcentaje sobre el monto total de recursos que corresponderá a los Gobiernos Departamentales, según lo previsto en el literal C) del artículo 214 de la Constitución de la República, será de 3,18% (tres con dieciocho por ciento) para el año 2001, del 3,37% (tres con treinta y siete por ciento) anual para los años 2002 y 2003, y del 3,54% (tres con cincuenta y cuatro por ciento) para el año 2004. Este porcentaje se calculará sobre el total de recursos del presupuesto (abarcando la totalidad de destinos -1 a 6- clasificados en los documentos presupuestales), del ejercicio anterior actualizados por Indice de Precios al Consumo (IPC).

Artículo 640.- La distribución de las partidas resultantes del artículo 616 de la presente ley, se hará de la siguiente manera:

(*) Texto corregido por Decreto 170/001

A) En primer lugar se mantendrán todas las afectaciones de impuestos (artículos 208 de la Ley N° 15.851, de 24 de diciembre de 1986 y 452 de la Ley N° 16.226, de 29 de octubre de 1991, IMESI naftas, tabacos, cigarros y cigarrillos; artículo 761 de la Ley N° 16.736, de 5 de enero de 1996, IMESI gasoil, las utilidades de Casinos -artículo 3° de la Ley N° 13.453, de 2 de diciembre de 1965, Decreto 588/975, de 24 de julio de 1975, y artículo 169 de la Ley N° 16.736, de 5 de enero de 1996-, la contribución para el pago de aportes patronales de los Gobiernos Departamentales del interior del país (artículo 756 de la Ley N° 16.736, de 5 de enero de 1996) y las partidas del Programa de Desarrollo Municipal y de Caminería Rural de la Dirección de Proyectos de Desarrollo (DIPRODE) incluidas la partida para obras asignada a las Intendencias Municipales del interior del país (artículo 760 de la Ley N° 16.736, de 5 de enero de 1996, y anexo Inversiones de la Ley N° 16.996, de 1° de setiembre de 1998), la partida del programa de Mantenimiento de la Caminería Rural del Ministerio de Transporte y Obras Públicas (artículo 75 de la Ley N° 16.736, de 5 de enero de 1996), y las partidas del programa de Desarrollo Municipal incluidas en la unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto" del Inciso 02, "Presidencia de la República", a las que se agrega la compensación por la disminución de la alícuota de la Contribución Inmobiliaria Rural (artículo 10 de la Ley N° 17.243, de 29 de junio de 2000), manteniéndose como permanente la referida partida y la disminución de la alícuota que se establece en la presente ley.

B) En segundo lugar se destinará, en el año 2001, una partida de $ 232.400.000 (pesos uruguayos doscientos treinta y dos millones cuatrocientos mil), para los años 2002 y 2003 una partida anual de $ 348.600.000 (pesos uruguayos trescientos cuarenta y ocho millones seiscientos mil) y para el año 2004, una partida de $ 464.800.000 (pesos uruguayos cuatrocientos sesenta y cuatro millones ochocientos mil) que se distribuirán conforme a lo dispuesto por el artículo 618 de la presente ley, y se actualizará por Indice de Precios al Consumo (IPC).

(*) Texto corregido por Decreto 170/001

C) El excedente del porcentaje se distribuirá entre todos los Gobiernos Departamentales del país, conforme al criterio establecido en el artículo 619 de la presente ley.

(*) Texto corregido por Decreto 170/001

Artículo 641.- Las partidas cuya distribución corresponda realizar entre los Gobiernos Departamentales del interior en función de territorio y población, se distribuirán sobre la base de los siguientes porcentajes actualizados teniendo en cuenta los resultados del Censo de Población 1996:

	%
Artigas	5,48
Canelones	13,48
Cerro Largo	6,18
Colonia	5,05
Durazno	4,87
Flores	2,16
Florida	4,81
Lavalleja	4,55

Maldonado	4,88
Paysandú	7,05
Río Negro	4,08
Rivera	5,39
Rocha	4,96
Salto	7,29
San José	4,09
Soriano	4,82
Tacuarembó	6,76
Treinta y Tres	4,09

Artículo 642.- De la partida excedente del literal C) del artículo 617, se transferirá a la Intendencia Municipal de Montevideo, una partida equivalente al 1,5% (uno con cinco por ciento) de los sueldos nominales del año anterior (actualizados por Indice de Salarios de dicha Intendencia Municipal) en el año 2002 y al 3% (tres por ciento) de la misma base en el respectivo año anterior para los años 2003 en adelante, con la finalidad de cubrir la diferencia entre las tasas de aporte patronal de la Intendencia Municipal de Montevideo con la de las Intendencias Municipales del interior.

(*) Texto corregido por Decreto 170/001

El saldo de la partida excedente del literal C) mencionado para los años 2001 en adelante se distribuirá tomando en cuenta criterios de superficie y población y de la inversa del Producto Bruto Interno por habitante y de los porcentajes de hogares con carencias en las condiciones de vivienda obtenidos del Censo de Población 1996, lo que conduce a la siguiente tabla de porcentajes:

	%
Montevideo	11,27
Artigas	5,87
Canelones	10,36
Cerro Largo	6,91
Colonia	2,78
Durazno	4,94
Flores	1,81
Florida	4,07
Lavalleja	4,44
Maldonado	2,46
Paysandú	5,74
Río Negro	3,41
Rivera	6,52
Rocha	4,25
Salto	6,94

San José	3,38
Soriano	3,60
Tacuarembó	7,22
Treinta y Tres	4,06

Artículo 643.- Créase el fondo presupuestal a que refiere el numeral 2) del artículo 298 de la Constitución de la República, con las siguientes alícuotas sobre un monto de $ 9.316.452.337 (pesos uruguayos nueve mil trescientos dieciséis millones cuatrocientos cincuenta y dos mil trescientos treinta y siete), que corresponde a los tributos nacionales recaudados fuera del departamento de Montevideo, en el año 1999, actualizados por el Indice de Precios al Consumo:

2001	5,0%
2002	7,5%
2003	10,0%
2004	12,5%

El 75% (setenta y cinco por ciento) de este fondo se destinará a la aplicación de las políticas de descentralización a ser ejecutadas por los organismos mencionados en el literal A) del artículo 230 de la Constitución de la República, que integran el Presupuesto Nacional, y el restante 25% (veinticinco por ciento) a las que serán ejecutadas por los Gobiernos Departamentales.

De este 25% (veinticinco por ciento), se destinará un 70% (setenta por ciento) para proyectos y programas a ser financiados en un 80% (ochenta por ciento) con recursos provenientes del fondo, y un 20% (veinte por ciento) con recursos propios de los Gobiernos Departamentales. El restante 30% (treinta por ciento) se destinará a proyectos y programas a ser financiados totalmente por el fondo, sin contrapartida de los Gobiernos Departamentales.

CAPITULO III

DE LA EJECUCION DEL PRESUPUESTO NACIONAL

Artículo 644.- El resultado para cada ejercicio en el presente presupuesto nacional establece el máximo de déficit fiscal autorizado.

Cométese al Poder Ejecutivo tomar las medidas adecuadas para dar cumplimiento a esta disposición, y a tales efectos se le faculta a establecer límites de ejecución de gastos de funcionamiento e inversiones, de los diferentes incisos, programas y proyectos.

Los organismos que tramitan su presupuesto con arreglo al artículo 220 de la Constitución de la República no están comprendidos en lo dispuesto en cuanto a las partidas dispuestas directamente en este presupuesto nacional.

Artículo 645.- A los efectos de lo dispuesto por el artículo anterior autorízase al Poder Ejecutivo a postergar por el ejercicio 2001 las siguientes erogaciones:

a) hasta $ 232.400.000 (pesos uruguayos doscientos treinta dos millones cuatrocientos mil) de las inversiones no edilicias del Inciso 03 "Ministerio de Defensa Nacional" y hasta $ 116.200.000 (pesos uruguayos ciento dieciséis millones doscientos mil) de inversiones no prioritarias de los Incisos 02 a 15;

b) hasta $ 116.200.000 (pesos uruguayos ciento dieciséis millones doscientos mil) de los rubros de funcionamientos de los incisos 02 a 15 y transferencias a Entes Autónomos, incrementados por los planillados;

c) hasta $ 116.200.000 (ciento dieciséis millones doscientos mil) de gastos de funcionamiento excluyendo Grupo 0, particularmente de aquellos cuya ejecución se realiza en el exterior.

Artículo 646.- De las asignaciones previstas en los artículos 127, 132 y 373 de la presente ley, sólo se podrá ejecutar para el Ejercicio 2001, hasta el 50% (cincuenta por ciento) del incremento dispuesto en los mismos.

(*) Texto corregido por Decreto 170/001

Artículo 647.- De las asignaciones destinadas a gastos de inversión que figuran en los anexos de la presente ley, para el ejercicio 2001:

A. No se ejecutarán las siguientes:

a) Inciso 05 Programa 007 Proyecto 718

"Adquisición de Inmuebles" $ 4.200.000

b) Inciso 06 Programa 001 Proyecto 704

"Remodelación y reconstrucción del edificio MERCOSUR" $ 17.430.000

c) Inciso 12 Programa 005 Proyecto 787

"Compra de Terrenos" $ 4.299.000

B. Se ejecutarán, sin desembolso efectivo, las siguientes:

a) Inciso 07 Programa 003 Proyecto 753

"Renovación de la flota de vehículos de recursos naturales" $ 7.507.000

c) Inciso 07 Programa 004 Proyecto 786

"Renovación flota del Programa 4 (permuta)" $ 7.239.000

c) Inciso 07 Programa 005 Proyecto 758

"Renovación de la flota de vehículos de servicios ganaderos (permuta)" $ 5.231.000

d) Inciso 10 Programa 005 Proyecto 763

"Renovación del Parque Automotor" $ 11.620.000

C. Se diferirá la ejecución de las siguientes:

a) Inciso 02 Programa 001 Proyecto 704

"Adquisición y Remodelación de Inmuebles" $ 3.525.000

b) Inciso 02 Programa 002 Proyecto 733

"Regulación de Servicios Públicos" $ 2.324.000

c) Inciso 11 Programa 007 Proyecto 780

"Complejo de Espectáculos" $ 58.100.000

d) Inciso 12 Programa 005 Proyecto 777

"Fortalecimiento Institucional del Sector Salud" $ 11.620.000

Facúltase al Poder Ejecutivo a autorizar a partir del Ejercicio 2002, la ejecución de los proyectos mencionados de acuerdo a las disponibilidades del Tesoro Nacional.

DEL DESTINO DE LAS ECONOMIAS

Artículo 648.- (Mejora de la Enseñanza).- Autorízase al Poder Ejecutivo a aumentar los créditos de proyectos y programas de los Incisos 25 y 26 tomando en cuenta la evolución del PBI y las disponibilidades de Tesorería, siempre que en ese ejercicio se verificaren los siguientes extremos:

a) la evolución del ejercicio en consideración asegure, como mínimo, la obtención de los resultados previstos de los siguientes;

b) en los ejercicios anteriores se hubiera obtenido un resultado acumulado más favorable que el autorizado.

A estos efectos se tomará como base el ejercicio 2001 considerándose los aumentos de créditos dispuestos para los siguientes como parte de la autorización a que refiere el inciso primero.

Artículo 649.- Los fondos que se asignan conforme al artículo anterior de mejoras a la enseñanza, se destinarán prioritariamente a la regularización de las partidas salariales otorgadas y a la adecuación de grados en el escalafón docente

Artículo 650.- (Otras formas de ejecución presupuestal).- Autorízase al Poder Ejecutivo a cambiar la fuente de financiamiento de los proyectos de inversión si ello fuere más conveniente o permitiere ejecutar la inversión objeto de postergación por lo dispuesto en los artículos anteriores.

Esta autorización incluye la facultad de instrumentar por leasing tanto operativo como financiero, concesión y otros procedimientos afectando a los mismos arrendamientos previstos, tasas de servicio y los pagos necesarios para el cambio de modalidad de realización.

Sala de Sesiones de la Cámara de Senadores, en Montevideo, a 16 de febrero de 2001.

LUIS HIERRO LOPEZ,
Presidente.
Mario Farachio,
Secretario.

MINISTERIO DEL INTERIOR
MINISTERIO DE RELACIONES EXTERIORES
MINISTERIO DE ECONOMIA Y FINANZAS
MINISTERIO DE DEFENSA NACIONAL
MINISTERIO DE EDUCACION Y CULTURA
MINISTERIO DE TRANSPORTE Y OBRAS PUBLICAS
MINISTERIO DE INDUSTRIA, ENERGIA Y MINERIA
MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL
MINISTERIO DE SALUD PUBLICA
MINISTERIO DE GANADERIA, AGRICULTURA Y PESCA
MINISTERIO DE TURISMO
MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE
MINISTERIO DE DEPORTE Y JUVENTUD

Montevideo, 21 de febrero de 2001.

De acuerdo a lo dispuesto por el artículo 145 de la Constitución de la República, cúmplase, acúsese recibo, comuníquese, publíquese e insértese en el Registro Nacional de Leyes y Decretos

BATLLE.
GUILLERMO STIRLING.
DIDIER OPERTTI.
ALBERTO BENSION.
LUIS BREZZO.
ANTONIO MERCADER.
LUCIO CACERES.
SERGIO ABREU.
ALVARO ALONSO.
HORACIO FERNANDEZ.
GONZALO GONZALEZ.
ALFONSO VARELA.
CARLOS CAT.
JAIME TROBO.

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